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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 11, 2011

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

NGL Energy Partners LP
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5900 (Primary Standard Industrial Classification Code Number)	27-3427920 (IRS Employer Identification Number)

6120 South Yale Avenue
Suite 805
Tulsa, Oklahoma 74136
(918) 481-1119
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

H. Michael Krimbill
6120 South Yale Avenue
Suite 805
Tulsa, Oklahoma 74136
(918) 481-1119
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David P. Elder Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 (713) 220-5881

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited partner interests	$84,525,000	$9,813.35

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2011

PROSPECTUS

NGL Energy Partners LP

Common Units
Representing Limited Partner Interests

This is the initial offering of common units of NGL Energy Partners LP. We are offering                          common units. We currently estimate that the initial public offering price of our common units will be between $         and $         per common unit.

Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol "NGL."

Investing in our common units involves risks. See "Risk Factors" beginning on page 16.

These risks include the following:

  •
  We may not have sufficient cash to enable us to pay the minimum quarterly distribution to our unitholders following the establishment of cash reserves by our general partner and the payment of costs and expenses, including reimbursement of expenses to our general partner.

  •
  Our retail propane operations are concentrated in the Midwest and Southwest, and localized warmer weather and/or economic downturns may adversely affect demand for propane in those regions, thereby affecting our financial condition and results of operations.

  •
  If we do not successfully identify acquisition candidates, complete accretive acquisitions on economically acceptable terms or adequately integrate the acquired operations into our existing operations, our future financial performance may be adversely affected and our growth may be limited.

  •
  Our general partner and its affiliates have conflicts of interest with us and limited fiduciary duties to our unitholders, and they may favor their own interests to the detriment of us and our unitholders.

  •
  Even if our unitholders are dissatisfied, they have limited voting rights and are not entitled to elect our general partner or its directors.

  •
  Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Initial price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to NGL Energy Partners LP	$	$

We have granted the underwriters a 30-day option to purchase up to an additional                    common units from us at the initial public offering price less the underwriting discount if the underwriters sell more than                    common units in this offering.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                          , 2011.

Prospectus dated                            , 2011.

i

          You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

          Through and including                          , 2011 (25 days after the commencement of this offering), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

          This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" beginning on page 16 and "Forward-Looking Statements" beginning on page 179.

Industry and Market Data

          The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 16 and the consolidated historical and pro forma financial statements and the related notes, before making an investment decision. The information presented in this prospectus assumes (i) an initial public offering price of $             per common unit and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional common units from us.

          References in this prospectus to (i) "NGL Energy Partners LP," "we," "our," "us" or similar terms refer to NGL Energy Partners LP and its operating subsidiaries after giving effect to the formation transactions described in "— Formation Transactions and Partnership Structure," (ii) "NGL Energy Holdings LLC" or "general partner" refers to NGL Energy Holdings LLC, our general partner, (iii) "Silverthorne Operating LLC" or "operating company" refers to Silverthorne Operating LLC, the direct operating subsidiary of NGL Energy Partners LP, (iv) "NGL Supply Inc." or "NGL Supply" refers to NGL Supply, Inc., our predecessor for accounting purposes, (v) "Hicksgas" refers to the combined assets and operations of Hicksgas Gifford, Inc., which we refer to as Gifford, and Hicksgas, LLC, which we refer to as Hicks LLC and (vi) the "NGL Energy Investor Group" refers to, collectively, the NGL Energy GP Investor Group and the NGL Energy LP Investor Group, as defined on pages 4 and 5.

 Our Company

Overview

          We are a Delaware limited partnership formed in September 2010 to own and operate a vertically-integrated propane business with three operating segments: retail propane; wholesale supply and marketing; and midstream. We engage in the following activities through our operating segments:

  •
  our retail propane business sells propane to end users consisting of residential, agricultural, commercial and industrial customers;

  •
  our wholesale supply and marketing business supplies propane and other natural gas liquids and provides related storage to retailers, wholesalers and refiners; and

  •
  our midstream business, which currently consists of our propane terminaling business, takes delivery of propane from pipelines or trucks at our propane terminals and transfers the propane to third-party transport trucks for delivery to retailers, wholesalers or other consumers.

Our Assets and Areas of Operation

          Retail Propane.    Our retail propane business consists of the retail marketing, sale and distribution of propane, including the sale and lease of propane tanks, equipment and supplies, to more than 56,000 residential, agricultural, commercial and industrial customers. Based on industry statistics from LPGas magazine, we believe that we are the 12th largest domestic retail propane distribution company by volume.

          We market retail propane primarily in Georgia, Illinois, Indiana and Kansas through our customer service locations. We own or lease 44 customer service locations and 37 satellite distribution locations, with aggregate above-ground propane storage capacity of approximately four million gallons. We also own a fleet of bulk delivery trucks and service vehicles.

          Wholesale Supply and Marketing.    Our wholesale supply and marketing business provides propane procurement, storage, transportation and supply services to customers through assets owned by us and by third parties. Our wholesale supply and marketing business also obtains the majority of the propane supply for our retail propane business.

          We procure propane from refiners, gas processing plants, producers and other resellers for delivery to leased storage, common carrier pipelines, rail car terminals and direct to certain customers. From September 15 through March 15 each year, we have the right to utilize 100% of the current capacity on the ConocoPhillips Blue Line pipeline, which runs from Borger, Texas to our propane terminals in East St. Louis, Illinois and Jefferson City, Missouri. We lease approximately 67 million gallons of propane storage space in various strategic locations to accommodate the supply requirements and contractual needs of our retail and wholesale customers.

          Midstream.    Our midstream business, which currently consists of our propane terminaling business, takes delivery of propane from a pipeline or truck at our propane terminals and transfers the propane to third party trucks for delivery to propane retailers, wholesalers or other customers. Our midstream assets consist of our three state-of-the-art propane terminals in East St. Louis, Illinois; Jefferson City, Missouri; and St. Catharines, Ontario. We are the exclusive service provider at each of our terminals, which have a combined annual throughput in excess of 170 million gallons of propane.

Our Business Strategies

          Our principal business objective is to increase the quarterly distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business. We expect to achieve this objective by executing the following strategies:

  •
  grow through strategic acquisitions;

  •
  pursue organic growth;

  •
  focus on consistent annual cash flows; and

  •
  maintain a disciplined capital structure.

Our Competitive Strengths

          We believe that we are well-positioned to successfully execute our business strategies and achieve our principal business objective because of the following competitive strengths:

  •
  our experienced management team with extensive acquisition and integration experience;

  •
  cash flows from our vertically integrated and diversified operations;

  •
  our high percentage of retail sales to residential customers;

  •
  our wholesale supply and marketing business; and

  •
  our propane terminals and capacity on the Blue Line pipeline.

Risk Factors

          An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read "Risk Factors" beginning on page 16 carefully for a discussion of these risks.

 Formation Transactions and Partnership Structure

          We are a Delaware limited partnership formed in September 2010 to own and, through our subsidiaries, operate the propane and other natural gas liquids businesses that historically were owned and operated by NGL Supply and Hicksgas. In October 2010, the following transactions, which we refer to as the formation transactions, occurred:

  •
  Hicks Oils & Hicksgas, Incorporated, or HOH, formed a wholly owned subsidiary, Hicks LLC, and contributed to it all of HOH's propane and propane-related assets. The shareholders of Gifford contributed all of their shares of stock in Gifford to a newly formed holding company, Gifford Holdings, Inc.

  •
  Each of the NGL Supply Parties, the Coady Parties and the IEP Parties, as those terms are defined by the listings in the table below, made capital contributions to our general partner in exchange for membership interests in our general partner in the aggregate amounts of 36.47%, 31.00% and 32.53%, respectively.

  •
  Our general partner made a cash capital contribution of approximately $58,800 to us in exchange for the continuation of its 0.1% general partner interest in us and incentive distribution rights and the IEP Parties made a cash capital contribution to us in the aggregate amount of approximately $11.0 million in exchange for an aggregate 18.67% limited partner interest in us.

  •
  NGL Supply and Gifford each converted into a limited liability company and the members of NGL Supply, Hicks LLC and Gifford contributed 100% of their respective membership interests in those entities to us as capital contributions in exchange for (i) in the case of NGL Supply, a 43.27% limited partner interest in us, a cash distribution of approximately $40.0 million and our agreement to pay or cause to be paid approximately $27.9 million of existing indebtedness of NGL Supply, (ii) in the case of Hicks LLC, a 37.96% limited partner interest in us, a cash distribution of approximately $1.6 million and our agreement to pay or cause to be paid approximately $6.5 million of existing indebtedness of Hicks LLC and (iii) in the case of Gifford, a cash payment of approximately $15.5 million.

  •
  We made a capital contribution of 100% of the membership interests of each of NGL Supply, Hicks LLC and Gifford to our wholly owned operating subsidiary, Silverthorne Operating LLC.

          On October 14, 2010, we entered into a $150 million revolving credit facility, consisting of a $50 million working capital facility and a $100 million acquisition facility, with a group of lenders. In February 2011, we increased the committed amount under the acquisition facility to $130 million, which increased our total revolving credit facility capacity to $180 million.

          As of January 31, 2011, the following individuals and entities, which we collectively refer to as the NGL Energy GP Investor Group, owned all of the outstanding membership interests in our general partner in the percentages set forth below:

Ownership Interest
NGL Holdings, Inc	23.12%
Stanley A. Bugh	0.93%
Robert R. Foster	1.04%
Brian K. Pauling	4.67%
Stanley D. Perry	0.93%
Stephen D. Tuttle	4.67%
Craig S. Jones	0.35%
Daniel Post	0.18%
Mark McGinty	0.31%
Sharra Straight	0.27%
NGL Supply Parties Total	36.47%

Coady Enterprises, LLC(1)	15.50%
Thorndike, LLC(2)	15.50%
Coady Parties Total	31.00%

KrimGP2010, LLC(3)	14.64%
Infrastructure Capital Management, LLC(4)	8.13%
Atkinson Investors, LLC(5)	9.76%

IEP Parties Total	32.53%

Total	100.00%

(1)
Shawn W. Coady, our Co-President and Chief Operating Officer, Retail Division and a member of the board of directors of our general partner, owns 100% of the membership interests in Coady Enterprises, LLC.

(2)
Todd M. Coady, our Co-President, Retail Division, owns 100% of Thorndike, LLC.

(3)
H. Michael Krimbill, our Chief Executive Officer and a member of the board of directors of our general partner, owns 100% of KrimGP2010, LLC.

(4)
Jay D. Hatfield owns 100% of Infrastructure Capital Management, LLC.

(5)
Bradley K. Atkinson Family Investments owns 100% of Atkinson Investors, LLC. Bradley K. Atkinson Family Investments is owned 69% by Bradley K. Atkinson, our Vice President, Business Development, and Cheryl Atkinson, 15% by Jennifer Lynn Atkinson Trust, 15% by Michael Steven Atkinson Trust, and 1% by its general partner, Bradley K. Atkinson Family Management LLC.

          As of January 31, 2011, the following individuals and entities, which we collectively refer to as the NGL Energy LP Investor Group, owned all of our outstanding common units in the percentages set forth below:

Ownership Interest
NGL Holdings, Inc.	27.46%
Stanley A. Bugh	1.11%
Robert R. Foster	1.23%
Brian K. Pauling	5.54%
Stanley D. Perry	1.11%
Stephen D. Tuttle	5.54%
Craig S. Jones	0.42%
Daniel Post	0.21%
Mark McGinty	0.37%
Sharra Straight	0.32%
Hicks Oils & Hicksgas, Incorporated(1)	38.00%
Krim2010, LLC(2)	8.41%
Infrastructure Capital Management, LLC(3)	4.67%
Atkinson Investors, LLC(4)	5.61%

Total	100.00%

(1)
Shawn W. Coady, our Co-President and Chief Operating Officer, Retail Division and a member of the board of directors of our general partner, owns 50.03% of Hicks Oil & Hicksgas, Incorporated. Todd M. Coady, our Co-President, Retail Division, owns 49.97% of Hicks Oil & Hicksgas, Incorporated.

(2)
Krimbill Enterprises LP, H. Michael Krimbill, our Chief Executive Officer and a member of the board of directors of our general partner, and James E. Krimbill own 90.89%, 4.05%, and 5.06% of Krim2010, LLC, respectively.

(3)
Jay D. Hatfield owns 100% of Infrastructure Capital Management, LLC.

(4)
Bradley K. Atkinson Family Investments owns 100% of Atkinson Investors, LLC. Bradley K. Atkinson Family Investments is owned 69.00% by Bradley K. Atkinson, our Vice President, Business Development, and Cheryl Atkinson, 15.00% by Jennifer Lynn Atkinson Trust, 15.00% by Michael Steven Atkinson Trust, and 1.0% by its general partner, Bradley K. Atkinson Family Management LLC.

          At the completion of this offering, each common unit held by the members of the NGL Energy LP Investor Group will split into             common units and              common units held by the NGL Energy LP Investor Group will be converted on a pro rata basis into             subordinated units.

 Ownership and Organizational Structure

          The following table sets forth our organization and ownership based on total units outstanding after the completion of this offering, the split of each common unit held by the members of the NGL Energy LP Investor Group into             common units and the conversion of             common units held by the NGL Energy LP Investor Group into             subordinated units.

Ownership Interest
Common units — public	%
Common units — NGL Energy LP Investor Group	%
Subordinated units — NGL Energy LP Investor Group	%
General partner interest	0.1%

Total	100.00%

          As is common with publicly traded partnerships, in order to maintain operational flexibility we will conduct our operations through subsidiaries. Our one direct subsidiary, Silverthorne Operating LLC, is a Delaware limited liability company that will conduct business itself and through its subsidiaries. The following diagram depicts our organizational and ownership structure after the completion of this offering, the split of each common unit held by the members of the NGL Energy LP Investor Group into             common units and the conversion of              common units held by the NGL Energy LP Investor Group into             subordinated units.

 Our Management

          Our general partner has sole responsibility for conducting our business and for managing our operations and will be owned and controlled by the NGL Energy GP Investor Group. Our general partner will make decisions on our behalf through its board of directors and executive officers, which executive officers are also officers of our operating company. We will reimburse our general partner and its affiliates for all expenses they incur or payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

          Upon the completion of this offering, the board of directors of our general partner will have four members. Our general partner intends to increase the size of the board to six members within 12 months following the completion of this offering. Neither our general partner nor its board of directors will be elected by our unitholders. The NGL Energy GP Investor Group will have the right to appoint our general partner's entire board of directors, including the independent directors.

Summary of Conflicts of Interest and Fiduciary Duties

          Our general partner has a legal duty to manage us in a manner beneficial to our partners. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary duty." At the same time, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owners. As a result, conflicts of interest may arise in the future between us and the holders of our common units, on the one hand, and our general partner and its affiliates on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common and subordinated units, which in turn has an effect on whether our general partner receives incentive distributions, as described in "— The Offering."

          Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner to holders of our common units. Our partnership agreement also restricts the remedies available to holders of our common units for actions that might otherwise constitute a breach of our general partner's fiduciary duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

          For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties."

Principal Executive Offices and Internet Address

          Our principal executive offices are located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136. Our telephone number is (918) 481-1119. We expect our website to be located at www.nglenergypartners.com following the completion of this offering. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common units offered to the public	common units.
common units, if the underwriters exercise in full their option to purchase additional common units from us.
Units outstanding after this offering	common units and subordinated units, each representing a % and % limited partner interest in us, respectively. Our general partner will own a 0.1% general partner interest in us.
Use of proceeds
We expect to receive net proceeds from the issuance and sale of common units offered by this prospectus of approximately $ million, after deducting underwriting discounts and commissions and offering expenses (or approximately $ million if the underwriters exercise their option to purchase additional common units from us in full). We intend to use the net proceeds, including the net proceeds from any exercise of the underwriters' option to purchase additional common units from us, to repay amounts outstanding under our revolving credit facility (approximately $ million) and, to the extent that net proceeds remain after all amounts outstanding under our revolving credit facility are repaid, for working capital and general partnership purposes, which may include the acquisition of propane and midstream related businesses.

Affiliates of certain of the underwriters are lenders under our revolving credit facility and will receive their proportionate share of the repayment of borrowings outstanding under our revolving credit facility by us in connection with this offering. Please read "Underwriting."
Cash distributions
We intend to pay a minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as "available cash," and it is defined in our partnership agreement included in this prospectus as Appendix A.

Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Our Cash Distribution Policy and Restrictions on Distributions." For the first quarter that our common units are publicly traded, we will pay our unitholders a prorated distribution covering the period from the date of the completion of this offering through June 30, 2011, based on the actual number of days in that period.

Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:
• first, 99.9% to the holders of common units and 0.1% to our general partner, until each common unit has received the minimum quarterly distribution of $ , plus any arrearages from prior quarters;
• second, 99.9% to the holders of subordinated units and 0.1% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ ; and
• third, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive, in addition to distributions on its 0.1% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

The amount of pro forma available cash generated during the fiscal year ended March 31, 2010 would have been sufficient to allow us to pay the full minimum quarterly distribution of $ per unit per quarter ($ per unit on an annualized basis) on all of our common units and a cash distribution of $ per unit per quarter ($ per unit on an annualized basis), or approximately % of the minimum quarterly distribution, on all of our subordinated units for such period. The amount of pro forma available cash generated during the twelve months ended September 30, 2010 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and a cash distribution of $ per unit per quarter ($ per unit on an annualized basis), or approximately % of the minimum quarterly distribution, on all of our subordinated units for such period. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

We believe that, based on the Partnership Statement of Forecasted Estimated Adjusted EBITDA included in "Our Cash Distribution Policy and Restrictions on Distributions," we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $ per unit on all of our common and subordinated units and the corresponding distributions on our general partner's 0.1% general partner interest for the twelve months ending June 30, 2012. Please read "Risk Factors" and "Our Cash Distribution Policy and Restrictions on Distributions."

Subordinated units	The NGL Energy LP Investor Group will initially own all of our subordinated units. The principal difference between our common and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution of available cash plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units
The subordination period will end on the first business day after we have earned and paid at least (i) $ (the minimum quarterly distribution on an annualized basis) on each outstanding unit and the corresponding distributions on our general partner's 0.1% general partner interest for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2014 or (ii) $ (150.0% of the minimum quarterly distribution on an annualized basis) on each outstanding unit and the corresponding distribution on our general partner's 0.1% general partner interest and the related distribution on the incentive distribution rights for the four-quarter period immediately preceding that date.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and all common units thereafter will no longer be entitled to arrearages. For a description of the subordination period, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period."
General partner's right to reset the target distribution levels
Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units that would have entitled the holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner's general partner interest in us will be maintained at the percentage immediately prior to the reset election. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions — General Partner's Right to Reset Incentive Distribution Levels."
Issuance of additional units
We can issue an unlimited number of units without the consent of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement — Issuance of Additional Partnership Interests."
Limited voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class, including any units owned by our general partner and its affiliates. After the completion of this offering, our general partner and its affiliates will own an aggregate of % of our common and subordinated units ( % if the underwriters exercise their option to purchase additional common units from us in full). This will give our general partner the ability to prevent the involuntary removal of our general partner. Please read "The Partnership Agreement — Voting Rights."

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90 days preceding the date notice of exercise of the call right is first mailed and (ii) the average of the daily closing price of our common units over the 20 consecutive trading days preceding the date that is three days before such notice is first mailed. At the end of the subordination period (which could occur as early as June 30, 2012), assuming no additional issuances of common units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own an aggregate of approximately % of our outstanding common units, enabling the general partner to exercise the limited call right at such time. For additional information about this right, please read "The Partnership Agreement — Limited Call Right."
Estimated ratio of taxable income to distributions
We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit. Please read "Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions."
Material tax consequences
For a discussion of the material federal income tax consequences that may be relevant to prospective holders of our common units who are individual citizens or residents of the United States, please read "Material Tax Consequences."
Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol "NGL."

 Summary Historical and Unaudited Pro Forma Financial and Operating Data

          We were formed on September 8, 2010, and we do not have our own historical financial statements for periods prior to our formation. The following table shows summary historical financial and operating data for NGL Supply, our predecessor for accounting purposes, and pro forma financial and operating data for NGL Energy Partners LP for the periods and as of the dates presented. The following table should be read in conjunction with "Selected Historical and Unaudited Pro Forma Financial and Operating Data" and the accompanying financial statements and related notes included elsewhere in this prospectus.

          The summary historical financial data as of March 31, 2010 and 2009 and for the fiscal years ended March 31, 2010, 2009 and 2008 are derived from the audited historical consolidated financial statements of NGL Supply included elsewhere in this prospectus. The summary historical financial data as of September 30, 2010 and for the six months ended September 30, 2010 and 2009 are derived from the unaudited historical consolidated financial statements of NGL Supply included elsewhere in this prospectus and NGL Supply's financial records. The results of operations for the interim periods are not necessarily indicative of operating results for the entire year or any future period.

          Our summary unaudited pro forma financial data as of September 30, 2010 and for the fiscal year ended March 31, 2010 and the six months ended September 30, 2010 are derived from the unaudited pro forma financial statements of NGL Energy Partners LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the following transactions had taken place on September 30, 2010, in the case of the unaudited pro forma balance sheet, and as of April 1, 2009, in the case of the unaudited pro forma statement of operations:

  •
  the formation transactions;

  •
  the split of each common unit held by the members of the NGL Energy LP Investor Group into                 common units;

  •
  the application of the net proceeds from this offering as described in "Use of Proceeds;" and

  •
  the entry into our revolving credit facility.

          The pro forma financial and operating data does not give effect to approximately $1.0 million of estimated incremental annual administration expenses we expect to incur as a result of being a publicly traded partnership.

          The following table includes historical EBITDA and Adjusted EBITDA for NGL Supply and our pro forma EBITDA and Adjusted EBITDA, which have not been prepared in accordance with generally accepted accounting principles, or GAAP. These measures are presented because they are helpful to management, industry analysts, investors, lenders and rating agencies and may be used to assess the financial performance and operating results of our fundamental business activities. For definitions of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to their most directly comparable financial measure calculated and presented in accordance with GAAP, please read " — Non-GAAP Financial Measures" below.

	Predecessor					NGL Energy Partners LP Unaudited Pro Forma
	Year Ended March 31,			Six Months Ended September 30,		Year Ended March 31,	Six Months Ended September 30,
	2010	2009	2008	2010	2009	2010	2010
	(in thousands, except per unit or share data)
Income Statement Data(1)
Total operating revenues	$735,506	$734,991	$834,257	$316,943	$198,327	$809,633	$337,571
Gross margin	27,291	28,573	16,236	6,035	6,256	57,484	14,815
Operating income (loss)	6,661	9,431	3,162	(3,795)	(1,528)	9,841	(8,237)
Interest expense	668	1,621	1,061	372	220	1,384	692
Net income (loss) attributable to parent entity	3,636	4,949	1,613	(2,515)	(1,049)	8,967	(8,598)
Basic earnings per common share	$178.75	$242.82	$69.17	$(128.45)	$(55.25)
Diluted earnings per common share	$176.61	$239.92	$68.35	$(128.45)	$(55.25)
Basic earnings per common unit						$0.60	$(0.57)
Diluted earnings per common unit						$0.60	$(0.57)
Other Financial Data
EBITDA	$9,563	$12,315	$5,326	$(2,171)	$8	$17,030	$(4,654)
Adjusted EBITDA	$8,989	$12,279	$5,557	$(2,095)	$290	$16,456	$(4,578)
Cash Flows Data(1)
Cash flows from operating activity	$7,480	$22,459	$(10,931)	$(30,886)	$(20,101)
Cash distributions per common share	—	—	—	357.09	—
Cash distributions per common unit						$—	$—
Capital Expenditures:
Maintenance(2)	582	577	496	280	—	3,837
Expansion(3)	3,113	3,532	6,237	121	2,550	—	—
Balance Sheet Data — Period End
Total assets	$111,580	$103,434	$111,520	$148,596	$136,488		$206,625
Total long-term obligations	8,851	9,245	7,830	18,940	15,927		16,951
Redeemable preferred stock	3,000	3,000	3,000	—	3,000		—
Equity	46,403	42,691	38,133	36,811	44,760		95,744
Volume Information (in thousand gallons)
Retail propane sales volumes	15,514	14,033	9,114	3,747	3,795	54,024	10,961
Wholesale volumes — propane(4)	623,510	510,255	506,909	226,330	211,368	623,510	226,330
Wholesale volumes — other NGLs(4)	53,878	58,523	88,808	32,100	25,583	53,878	32,100
Midstream terminal throughput volumes	170,621	136,818	130,348	43,704	45,869	170,621	43,704

(1)
The acquisition of retail propane businesses by NGL Supply in fiscal years 2008 through 2010 affects the comparability of this information.

(2)
Capital expenditures for improvement of existing capital assets.

(3)
Capital expenditures for expansion of our operating capacity or operating income.

(4)
Includes intercompany volumes sold to our retail propane segment.

 Non-GAAP Financial Measures

          We define EBITDA as net income (loss) attributable to parent entity plus income taxes, interest expense and depreciation and amortization expense. Management believes it is appropriate to exclude certain items from EBITDA because management believes these items affect the comparability of operating results. We define Adjusted EBITDA as EBITDA excluding the unrealized gain or loss on derivative contracts, the gain or loss on the disposal of assets and share-based compensation expenses. EBITDA and Adjusted EBITDA are non-GAAP financial measures that management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

  •
  our operating performance as compared to other publicly traded partnerships in the propane industry, without regard to capital structure, historical cost basis or financing methods;

  •
  our ability to incur and service debt and fund capital expenditures;

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our unitholders; and

  •
  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

          We believe that the presentation of EBITDA and Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income. Our non-GAAP financial measures of EBITDA and Adjusted EBITDA should not be considered as an alternative to GAAP net income. EBITDA and Adjusted EBITDA have important limitations as analytical tools because they exclude some but not all items that affect net income. You should not consider EBITDA and Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

          The following table presents a reconciliation of the non-GAAP financial measures of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income on a historical and pro forma basis:

	Predecessor					NGL Energy Partners LP Unaudited Pro Forma
	Year Ended March 31,			Six Months Ended September 30,		Year Ended March 31,	Six Months Ended September 30,
	2010	2009	2008	2010	2009	2010	2010
Net income (loss) attributable to parent entity	$3,636	$4,949	$1,613	$(2,515)	$(1,049)	$8,967	$(8,598)
Provision (benefit) for income taxes	2,478	3,255	948	(1,417)	(605)	—	—
Interest expense	668	1,621	1,061	372	220	1,384	692
Depreciation and amortization	2,781	2,490	1,704	1,389	1,442	6,679	3,252

EBITDA	$9,563	$12,315	$5,326	$(2,171)	$8	$17,030	$(4,654)
Unrealized (gain) loss on derivative contracts	(563)	17	36	200	282	(563)	200
Loss (gain) on sale of assets	(11)	(150)	1	(124)	—	(11)	(124)
Share-based compensation expense	—	97	194	—	—	—	—

Adjusted EBITDA	$8,989	$12,279	$5,557	$(2,095)	$290	$16,456	$(4,578)

RISK FACTORS

          Limited partner units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

          If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might be unable to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

 Risks Related to Our Business

We may not have sufficient cash to enable us to pay the minimum quarterly distribution to our unitholders following the establishment of cash reserves by our general partner and the payment of costs and expenses, including reimbursement of expenses to our general partner.

          We may not have sufficient cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our common and subordinated units principally depends on the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  weather conditions in our operating areas;

  •
  the cost of propane that we buy for resale and whether we are able to pass along cost increases to our customers;

  •
  the volume of propane throughput in our terminals;

  •
  disruptions in the availability of propane supply;

  •
  the level of competition from other propane companies and other energy providers; and

  •
  prevailing economic conditions.

          In addition, the actual amount of cash we will have available for distribution also depends on other factors, some of which are beyond our control, including:

  •
  the level of capital expenditures we make;

  •
  the cost of acquisitions, if any;

  •
  restrictions contained in our revolving credit facility and other debt service requirements;

  •
  fluctuations in working capital needs;

  •
  our ability to borrow funds and access capital markets;

  •
  the amount, if any, of cash reserves established by our general partner; and

  •
  other business risks discussed in this prospectus that potentially affect our cash levels.

Because of all these factors, we may not have sufficient available cash each quarter to be able to pay the minimum quarterly distribution.

          For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Our Cash Distribution Policy and Restrictions On Distributions."

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we realize net income.

          The amount of cash we have available for distribution depends primarily on our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all subordinated units for the fiscal year ended March 31, 2010 or the twelve months ended September 30, 2010.

          The amount of pro forma cash available for distribution generated during the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units, but only approximately         % and          %, respectively, of the full minimum quarterly distribution on our subordinated units during those periods. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, please read "Our Cash Distribution Policy and Restrictions on Distributions."

The assumptions that we make in the computation of our forecast of cash available for distribution included in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties, including weather conditions, that could cause actual results to differ materially from our forecasted results.

          The forecast of cash available for distribution in "Our Cash Distribution Policy and Restrictions on Distributions" includes our forecasted results of operations, Adjusted EBITDA and cash available for distribution for the twelve months ending June 30, 2012. We prepared the financial forecast, and we have not received an opinion or report on such forecast from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties, including weather conditions, that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may be unable to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

Current conditions in the global capital and credit markets, and general economic pressures, may adversely affect our financial position and results of operations.

          Our business and operating results are materially affected by worldwide economic conditions. Current conditions in the global capital and credit markets and general economic pressures have led to declining consumer and business confidence, increased market volatility and widespread reduction of business activity generally. As a result of this turmoil, coupled with increasing energy prices, our customers may experience cash flow shortages which may lead to delayed or cancelled plans to purchase our products, and affect the ability of our customers to pay for our products. In addition, disruptions in the U.S. residential mortgage market, increases in mortgage foreclosure rates and failures of lending institutions may adversely affect retail customer demand for our products (in particular, products used for home heating and home comfort equipment) and our business and results of operations.

Our retail propane operations are concentrated in the Midwest and Southeast, and localized warmer weather and/or economic downturns may adversely affect demand for propane in those regions, thereby affecting our financial condition and results of operations.

          A substantial portion of our retail propane sales are to residential customers located in the Midwest and Southeast who rely heavily on propane for heating purposes. On a combined pro forma basis for the fiscal year ended March 31, 2010, approximately 79% of our retail propane volume was attributable to sales during the peak heating season of October through March. Warmer weather may result in reduced sales volumes that could adversely impact our operating results and financial condition. In addition, adverse economic conditions in areas where our retail propane operations are concentrated may cause our residential customers to reduce their use of propane regardless of weather conditions. Localized warmer weather and/or economic downturns may have a significantly greater impact on our operating results and financial condition than if our retail propane business were less concentrated.

Widely fluctuating propane prices could adversely affect our ability to finance our working capital needs.

          The price for propane is subject to wide fluctuations and depends on numerous factors beyond our control. If propane prices were to increase substantially, our working capital needs would increase to the extent that we are required to maintain propane inventory that has not been pre-sold and our ability to finance our working capital could be adversely affected. If propane prices were to decline significantly for a prolonged period, the decreased value of our propane inventory could potentially result in a reduction of the borrowing base under our working capital credit facility and we could be required to liquidate propane inventory that we have already pre-sold.

We have certain agreements with ConocoPhillips related to the operation and maintenance of two of our propane terminals, our propane supply, the lease of a propane storage facility in Borger, Texas and the ability to access the Blue Line pipeline of ConocoPhillips. The termination of, or significant modification to, these agreements could have a negative impact on our financial condition and results of operations.

          In connection with the purchase by NGL Supply of the propane terminals of ConocoPhillips in November 2002, we executed several agreements, including the following:

  •
  an operating and maintenance agreement for the propane terminals and common facilities located in Missouri and Illinois;

  •
  a propane supply agreement under which we are able to purchase, exchange and deliver specified gallons of propane per week and access the ConocoPhillips Blue Line pipeline to ship propane from Borger, Texas and the Conway, Kansas storage hubs to our propane terminal locations in Missouri and Illinois, including full dedicated capacity of such pipeline during the period of September 15 through March 15; and

  •
  a propane storage lease agreement under which we have leased storage space of approximately 36 million gallons in Borger, Texas.

          The operating and maintenance agreement and the propane supply agreement each expire in November 2012 and provide for a five-year extension period at our option followed by a year-to-year continuation. The propane storage lease agreement expires in 2012, and we are in discussions with ConocoPhillips regarding the extension of this agreement. Significant changes to such agreements or our inability to extend such agreements could have a negative effect on our financial condition and results of operations.

If we do not successfully identify acquisition candidates, complete accretive acquisitions on economically acceptable terms or adequately integrate the acquired operations into our existing operations, our future financial performance may be adversely affected and our growth may be limited.

          A focus of our principal business objective is to increase the cash distributions on our units by expanding our business in each of our operating segments. There can be no assurance that we will identify attractive acquisition candidates in the future, that we will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt that we incur to finance an acquisition will not affect our ability to make distributions to unitholders. We may also be subject to certain covenants in our revolving credit facility that may restrict our ability to incur indebtedness to finance acquisitions. In addition, any new debt we incur to finance acquisitions may adversely affect our ability to make distributions to our unitholders.

          The propane industry is a mature industry. We anticipate only limited growth in total national demand for propane in the near future. Increased competition from alternative energy sources has limited growth in the propane industry, and year-to-year industry volumes are primarily impacted by fluctuations in weather and economic conditions. In addition, our retail propane business concentrates on sales to residential customers, but because of longstanding customer relationships that are typical in the retail residential propane industry, the inconvenience of switching tanks and suppliers and propane's generally higher cost as compared to certain other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our business strategy includes expanding our existing operations through internal growth, our ability to grow within the industry will depend principally on acquisitions.

          Our future financial performance depends on our ability to make acquisitions at economical prices. However, we may be unable to grow as rapidly as we expect through acquiring additional businesses after the completion of this offering for various reasons, including the following:

  •
  we will use our cash from operations primarily for reinvestment in our business and distributions to unitholders. The extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair operating results.

  •
  due to the consolidation that has occurred in the retail propane industry, competition for acquisitions has intensified, making it more difficult to acquire businesses on economically acceptable terms.

  •
  although we intend to use common units as an acquisition currency, some prospective sellers may be unwilling to accept units as consideration and their issuance in some circumstances may be dilutive to our existing unitholders.

          Moreover, acquisitions involve potential risks, including:

  •
  the inability to integrate the operations of recently acquired businesses;

  •
  the assumption of unknown liabilities;

  •
  limitations on rights to indemnity from the seller;

  •
  mistaken assumptions about the overall costs of equity or debt or synergies;

  •
  unforeseen difficulties operating in new geographic areas;

  •
  the diversion of management's and employees' attention from other business concerns;

  •
  customer or key employee loss from the acquired businesses; and

  •
  a significant increase in our indebtedness and related interest expense.

          If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Part of our growth strategy includes acquiring businesses with operations that may be distinct and separate from our existing operations, which could subject us to additional business and operating risks.

          We may expand our operations into businesses that differ from our existing operations, such as the natural gas midstream business (including, but not limited to, natural gas gathering, processing and transportation). Integration of new businesses is a complex, costly and time-consuming process and may involve assets with which we have limited operating experience. Failure to timely and successfully integrate acquired businesses into our existing operations may have a material adverse effect on our business, financial condition or results of operations. The difficulties of integrating new businesses into our existing operations include, among other things: operating distinct businesses that require different operating strategies and different managerial expertise; the necessity of coordinating organizations, systems and facilities in different locations; integrating personnel with diverse business backgrounds and organizational cultures; and consolidating corporate and administrative functions. In addition, the diversion of our attention and any delays or difficulties encountered in connection with the integration of the new businesses, such as unanticipated liabilities or costs, could harm our existing business, results of operations, financial condition or prospects. Furthermore, new businesses will subject us to additional business and operating risks such as the acquisitions not being accretive to our unitholders as a result of decreased profitability, increased interest expense related to debt we incur to make such acquisitions or an inability to successfully integrate those operations into our overall business operation. The realization of any of these risks could have a material adverse effect on our financial condition or results of operations.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

          Our future level of debt could have important consequences to us, including the following:

  •
  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

  •
  our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make principal and interest payments on our debt;

  •
  we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

  •
  our flexibility in responding to changing business and economic conditions may be limited.

          Our ability to service our debt will depend on, among other things, our future financial and operating performance, which will be affected by prevailing economic and weather conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may be unable to effect any of these actions on satisfactory terms or at all.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and the value of our common units.

          Our revolving credit facility limits our ability to, among other things:

  •
  incur additional debt or letters of credit;

  •
  make distributions on or redeem or repurchase units;

  •
  make certain loans, investments and acquisitions;

  •
  incur certain liens or permit them to exist;

  •
  engage in sale and leaseback transactions;

  •
  prepay, redeem or purchase certain indebtedness;

  •
  enter into certain types of transactions with affiliates;

  •
  enter into agreements limiting subsidiary distributions;

  •
  change the nature of our business or enter into a substantially different business;

  •
  merge or consolidate with another company; and

  •
  transfer or otherwise dispose of assets.

          Our revolving credit facility also contains covenants requiring us to maintain certain financial ratios. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Sources of Capital and Capital Resource Activities."

          The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in a covenant violation, default or an event of default that could enable our lenders, subject to the terms and conditions of our revolving credit facility, to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral we granted them to secure our debts. If the payment of our debt is accelerated, defaults under our other debt instruments, if any then exist, may be triggered, and our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.

          Interest rates may increase in the future. As a result, interest rates on our existing and future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.

Our results of operations could be negatively impacted by price and inventory risk related to our business and management of these risks.

          Generally, we attempt to maintain an inventory position that is substantially balanced between our purchases and sales, including our future delivery obligations. We attempt to obtain a certain gross margin for our propane purchases by selling our propane to our wholesale and retail market customers which include third-party consumers, other wholesalers and retailers, and others. Our strategy may be ineffective in limiting our price and inventory risks if, for example, market, weather or other conditions prevent or allocate the delivery of physical product during periods of peak demand. If the market price falls below the cost at which we made such purchases, it could adversely affect our profits. Any event that disrupts our expected supply of propane could expose us to a risk of loss through price changes if we were required to obtain supply at increased prices that cannot be passed through to our customers. While we attempt to balance our inventory position through our normal risk management policies and practices, it is not possible to eliminate all price risks.

Our risk management policies cannot eliminate all risks. In addition, any non-compliance with our risk management policies could result in significant financial losses.

          Although we have risk management policies and systems that are intended to quantify and manage risk, some degree of exposure to unforeseen fluctuations in market conditions remains. In addition, our wholesale operations involve a level of risk from non-compliance with our stated risk management policies. We monitor processes and procedures to prevent unauthorized trading and to maintain substantial balance between purchases and future sales and delivery obligations. However, we cannot assure you that our processes will detect and prevent all violations of our risk management policies, particularly if such violation involves deception or other intentional misconduct. There is no assurance that our risk management procedures will prevent losses that would negatively affect our business, financial condition and results of operations.

The counterparties to our commodity derivative and physical purchase and sale contracts may not be able to perform their obligations to us, which could materially affect our cash flows and results of operations.

          We encounter risk of counterparty non-performance primarily in our wholesale supply and marketing business. Disruptions in the supply of propane and in the oil and gas commodities sector overall for an extended or near term period of time could result in counterparty defaults on our derivative and physical purchase and sale contracts. This could impair our ability to obtain supply to fulfill our sales delivery commitments or obtain supply at reasonable prices, which could result in decreased gross margins and profitability, thereby impairing our ability to make distributions to our unitholders.

Our use of derivative financial instruments could have an adverse effect on our results of operations.

          We have used derivative financial instruments as a means to protect against commodity price risk or interest rate risk and expect to continue to do so. We may, as a component of our overall business strategy, increase or decrease from time to time our use of such derivative financial instruments in the future. Our use of such derivative financial instruments could cause us to forego the economic benefits we would otherwise realize if commodity prices or interest rates were to change in our favor. In addition, although we monitor such activities in our risk management processes and procedures, such activities could result in losses, which could adversely affect our results of operations and impair our ability to make distributions to our unitholders.

If the price of propane increases suddenly and sharply, we may be unable to pass on the increase to our retail customers and our retail customers may conserve their propane use or convert to alternative energy sources, thereby adversely affecting our profit margins.

          The propane industry is a "margin-based" business in which our realized gross margins depend on the differential of sales prices over our total supply costs. Our profitability is therefore sensitive to changes in the wholesale prices of propane caused by changes in supply or other market conditions. The timing of cost increases by our propane suppliers can significantly affect our gross margins because we may be unable to immediately pass through rapid increases in the wholesale costs of propane to our retail customers, if at all. We have no control over supply or market conditions. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points. Sudden and extended wholesale price increases could reduce our gross margins and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

If we fail to design or maintain an effective system of internal controls, including internal controls over financial reporting, we may be unable to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

          Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly-traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may be unsuccessful, and we may be unable to maintain effective controls over financial reporting, including our disclosure controls, in the future or to comply with our reporting obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 for our fiscal year ending March 31, 2012. We will also be required to perform quarterly evaluations of our disclosure controls beginning the first quarter after we become public and will be required to report the results of each such evaluation in our Form 10-Q each quarter.

          Any failure to develop, implement or maintain effective internal controls over financial reporting and disclosure controls or to improve our internal controls, in particular any identified material weaknesses in such controls, could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm's, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Natural disasters, such as hurricanes, could have an adverse effect on our business, financial condition and results of operations.

          Hurricanes and other natural disasters could cause serious damage or destruction to homes, business structures and the operations of our retail and wholesale customers. For example, any such disaster that occurred in the Gulf Coast region could seriously disrupt the supply of propane and cause serious shortages in various areas, including the areas in which we operate. Such disruptions could potentially have a material adverse impact on our business, financial condition, results of operations and cash flows, which could impair our ability to make distributions to our unitholders.

An impairment of goodwill and intangible assets could reduce our earnings.

          On a combined pro forma basis, as of September 30, 2010, we had reported goodwill and intangible assets of approximately $19.4 million. Such assets are subject to impairment reviews on an annual basis or earlier if information indicates that such asset values have been impaired. Any impairment we would be required to record under GAAP would result in a charge to our income, which would reduce our earnings.

The highly competitive nature of the retail propane business could cause us to lose customers, affect our ability to acquire new customers in our existing locations, thereby reducing our revenues or impairing our ability to expand our operations.

          We encounter competition with other retail propane companies who are larger and have substantially greater financial resources than we do, which may provide them with certain advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with our retail business. Some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution. As a result, we are subject to the risk of additional competition in the future. The principal factors influencing competition with other retail propane businesses are:

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  price;

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  reliability and quality of service;

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  responsiveness to customer needs;

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  safety standards and compliance with such standards;

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  long-standing customer relationships;

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  the inconvenience of switching tanks and suppliers; and

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  the lack of growth in the industry.

          We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

If we are unable to purchase propane from our principal suppliers, our results of operations would be adversely affected.

          During the fiscal year ended March 31, 2010, three of our suppliers accounted for approximately 51% of our volume of propane purchases on a combined pro forma basis. If we are unable to purchase propane from significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis would adversely affect our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

Our business requires extensive credit risk management that may not be adequate to protect against customer nonpayment.

          The risk of nonpayment by customers is a concern in all of our operating segments, and our procedures may not fully eliminate this risk. We manage our credit risk exposure through credit analysis, credit approvals, establishing credit limits, requiring prepayments (partially or wholly), requiring propane deliveries over defined time periods and credit monitoring. While we believe our procedures are effective, we can provide no assurance that bad debt write-offs in the future may not be significant and any such non-payment problems could impact our results of operations and potentially limit our ability to make distributions to our unitholders.

Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

          Historically, a substantial portion of our propane supply has originated from storage facilities at Borger, Texas; Conway and Bushton Kansas; Mt. Belvieu, Texas; and Sarnia, Ontario Canada and has been shipped to us or by us to our service areas through seven common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

We could be required to provide linefill on certain of the pipelines on which we ship product. This could require the use of our working capital, which could potentially impact our ability to borrow additional amounts under our working capital credit facility to conduct our operations or to make distributions to our unitholders.

          While we have not historically been required to provide the linefill for certain pipelines on which we transport propane and other natural gas liquids, if we were required to provide any portion of the linefill, we would have to purchase propane that would have to remain in the pipeline for an extended period of time. Such a requirement would expose us to inventory and price risk and could negatively impact our working capital position, our liquidity, our availability under our working capital credit facility and our ability to make distributions to our unitholders.

Our propane terminaling operations depend on neighboring pipelines to transport propane.

          We own propane terminals in Jefferson City, Missouri; East St. Louis, Illinois; and St. Catharines, Ontario. These facilities depend on pipeline and storage systems that are owned and operated by third parties. Any interruption of service on the pipeline or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on our ability, and the ability of our customers, to transport propane to and from our facilities and have a corresponding material adverse effect on our terminaling revenues. In addition, the rates charged by the interconnected pipelines for transportation to and from our facilities affect the utilization and value of our terminaling services. We have historically been able to pass through the costs of pipeline transportation to our customers. However, if competing pipelines do not have similar annual tariff increases or service fee adjustments, such increases could affect our ability to compete, thereby adversely affecting our terminaling revenues.

Our financial results are seasonal and generally lower in the first and second quarters of our fiscal year, which may require us to borrow money to make distributions to our unitholders during these quarters.

          The inventory we have pre-sold to customers is highest during summer months, and our cash receipts are lowest during summer months. As a result, our cash available for distribution for the summer is much lower than for the winter. With lower cash flow during the first and second fiscal quarters, we may be required to borrow money to pay distributions to our unitholders during these quarters. Any restrictions on our ability to borrow money could restrict our ability to pay the minimum quarterly distributions to our unitholders.

We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

          Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane. As a result, we may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for non catastrophic occurrences, but not for all risks inherent in our business. We may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates in the future. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. We carry limited environmental insurance, thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not covered in full or in part by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental, health, and safety costs.

          The propane business is subject to a wide range of federal, state and local laws and regulations related to environmental, health, and safety matters. These laws and regulations may impose numerous obligations that are applicable to our operations, including obtaining, maintaining and complying with permits to conduct regulated activities, incurring capital or operating expenditures to limit or prevent releases of materials from our facilities, and imposing substantial liabilities and remedial obligations relating to, among other things, emissions into the air and water, habitat and endangered species degradation and the release and disposal of hazardous substances, that may result from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the suspension or revocation of necessary permits, licenses and authorizations, the requirement that additional pollution controls be installed and the issuance of injunctions limiting or preventing some or all of our operations. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenues.

          Under certain environmental laws that impose strict, joint and several liability, we may be required to remediate our contaminated properties regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons, property or natural resources may result from environmental and other impacts of our operations. Moreover, new or modified environmental, health or safety laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. Therefore, the costs to comply with environmental, health, or safety laws or regulations or the liabilities incurred in connection with them could significantly and adversely affect our business, financial condition or results of operations.

          The United States continues to move towards regulation of "greenhouse gases," including methane, a primary component of natural gas, and carbon dioxide, a byproduct of burning natural gas and oil, and over one-third of the states have already adopted some legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. There were bills pending before the 111th Congress proposing various forms of greenhouse gas regulation, including the American Clean Energy Security, or ACES, Act that, among other things, would have established a cap-and-trade system to regulate greenhouse gas emissions and would have required an 80% reduction in "greenhouse gas" emissions from sources within the United States between 2012 and 2050. Although the ACES Act did not pass the Senate and was not enacted by the 111th Congress, the United States Congress is likely to again consider a climate change bill in the future.

          In December 2009, the EPA issued an "endangerment finding" under the federal Clean Air Act, which allowed the agency to adopt and implement greenhouse gas regulations. In 2010, the EPA adopted and proposed regulations requiring certain mandatory reporting of greenhouse gas emissions, including from upstream oil and gas facilities and large stationary sources of air emissions. Broader regulation is in early stages of development in the United States, and, thus, we are currently unable to determine the impact of potential greenhouse gas emission control requirements. Mandatory greenhouse gas emissions reductions may impose increased costs on our business and could adversely impact some of our operations. It is possible that broader national or regional greenhouse gas reduction requirements, including on our suppliers, may have direct or indirect adverse impacts on the propane industry. Please read "Business — Government Regulation."

Competition from alternative energy sources may cause us to lose customers, thereby negatively impacting our financial condition and results of operations.

          Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, natural gas and fuel oil. Competition from alternative energy sources, including electricity and natural gas, has increased as a result of reduced regulation of many utilities, including electricity and natural gas. Electricity is a major competitor of propane, but propane has historically enjoyed a competitive price advantage over electricity. Except for some industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because such pipelines generally make it possible for the delivered cost of natural gas to be less expensive than the bulk delivery of propane. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital cost required to expand distribution and pipeline systems; however, the gradual expansion of the nation's natural gas distribution systems has resulted in natural gas being available in areas that previously depended on propane, which could cause us to lose customers, thereby reducing our revenues. Although propane is similar to fuel oil in some applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other and due to the fact that both fuel oil and propane have generally developed their own distinct geographic markets. We cannot predict the effect that development of alternative energy sources may have on our operations.

Energy efficiency and new technology may reduce the demand for propane and adversely affect our operating results.

          The national trend toward increased conservation and technological advances, such as installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices may reduce demand for propane. In addition, if the price of propane increases, some of our customers may increase their conservation efforts and thereby decrease their consumption of propane.

A significant increase in motor fuel prices may adversely affect our profits.

          Motor fuel is a significant operating expense for us in connection with the delivery of propane to our customers. A significant increase in motor fuel prices will result in increased transportation costs to us. The price and supply of motor fuel is unpredictable and fluctuates based on events we cannot control, such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. As a result, any increases in these prices may adversely affect our profitability and competitiveness.

The risk of terrorism and political unrest in various energy producing regions may adversely affect the economy and the supply of crude oil and the price and availability of propane, fuel oil and other refined fuels and natural gas.

          An act of terror in any of the major energy producing regions of the world could potentially result in disruptions in the supply of crude oil and natural gas, the major sources of propane, which could have a material impact on the availability and price of propane. Terrorist attacks in the areas of our operations could negatively impact our ability to transport propane to our locations. These risks could potentially negatively impact our results of operations.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to hedge risks associated with our business.

          On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law. The Dodd-Frank Act regulates derivative transactions, which include certain instruments used in our risk management activities. The Dodd-Frank Act contemplates that most swaps will be required to be cleared through a registered clearing facility and traded on a designated exchange or swap execution facility. There are some exceptions to these requirements for entities that use swaps to hedge or mitigate commercial risk. While we may ultimately be eligible for such exceptions, the scope of these exceptions is currently uncertain at this time, pending further definition through rulemaking proceedings. Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants; establishment of business conduct standards, recordkeeping and reporting requirements; and imposition of position limits. Although the Dodd-Frank Act includes significant new provisions regarding the regulation of derivatives, the impact of those requirements will not be known definitely until regulations have been adopted by the SEC and the Commodities Futures Trading Commission. The new legislation and any new regulations could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of available counterparties to us.

We depend on the leadership and involvement of key personnel for the success of our businesses.

          We have certain key individuals in our senior management who we believe are critical to the success of our business. The loss of leadership and involvement of those key management personnel could potentially have a material adverse impact on our business and possibly on the market value of our units.

Risks Inherent in an Investment in Us

Our partnership agreement limits the fiduciary duties of our general partner to our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise be breaches of fiduciary duty.

          Fiduciary duties owed to our unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, or the Delaware LP Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

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  limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

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  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership;

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  provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning our general partner subjectively believed that the decision was in, or not opposed to, the best interests of the partnership;

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  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee and not involving a vote of our unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

          By purchasing a common unit, a common unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. Please read "Description of the Common Units — Transfer of Common Units.

Our general partner and its affiliates have conflicts of interest with us and limited fiduciary duties to our unitholders, and they may favor their own interests to the detriment of us and our unitholders.

          Following completion of the offering, the NGL Energy LP Investor Group will own a         % limited partner interest in us (or a         % limited partner interest in us if the underwriters exercise their option to purchase additional common units from us in full), and the NGL Energy GP Investor Group will own and control our general partner and its 0.1% general partner interest in us. Although our general partner has certain fiduciary duties to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners. Furthermore, since certain executive officers and directors of our general partner are executive officers or directors of affiliates of our general partner, conflicts of interest may arise between the NGL Energy GP Investor Group and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Please read " — Our partnership agreement limits the fiduciary duties of our general partner to our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise be breaches of fiduciary duty." The risk to our unitholders due to such conflicts may arise because of the following factors, among others:

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  our general partner is allowed to take into account the interests of parties other than us, such as members of the NGL Energy GP Investor Group, in resolving conflicts of interest;

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  neither our partnership agreement nor any other agreement requires owners of our general partner to pursue a business strategy that favors us;

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  except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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  our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

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  our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert to common units;

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  our general partner determines which costs incurred by it are reimbursable by us;

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  our general partner may cause us to borrow funds to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

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  our partnership agreement permits us to classify up to $              million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

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  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

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  our general partner intends to limit its liability regarding our contractual and other obligations;

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  our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units;

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  our general partner controls the enforcement of the obligations that it and its affiliates owe to us;

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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  our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

          In addition, certain members of the NGL Energy GP Investor Group and their affiliates currently hold interests in other companies in the energy and natural resource sectors, including the propane industry. Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. However, members of the NGL Energy GP Investor Group are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. As a result, they could potentially compete with us for acquisition opportunities and for new business or extensions of the existing services provided by us.

          Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read "Conflicts of Interest and Fiduciary Duties."

Even if our unitholders are dissatisfied, they have limited voting rights and are not entitled to elect our general partner or its directors.

          Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner is chosen entirely by its members and not by our unitholders. Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

          Unitholders' voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their direct transferees and their indirect transferees approved by our general partner (which approval may be granted in its sole discretion) and persons who acquired such units with the prior approval of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third party without the consent of our unitholders.

          Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of the NGL Energy GP Investor Group to transfer all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

          Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights.

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

          If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Our unitholders may also incur a tax liability upon a sale of their units.

Cost reimbursements to our general partner may be substantial and could reduce our cash available to make quarterly distributions to our unitholders.

          Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, which will be determined by our general partner in its sole discretion in accordance with the terms of our partnership agreement. In determining the costs and expenses allocable to us, our general partner is subject to its fiduciary duty, as modified by our partnership agreement, to the limited partners, which requires it to act in good faith. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. We are managed and operated by executive officers and directors of our general partner. Please read "Our Cash Distribution Policy and Restrictions on Distributions," "Certain Relationships and Related Party Transactions" and "Conflicts of Interest and Fiduciary Duties — Conflicts of Interest." The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

          We expect that we will distribute all of our available cash to our unitholders and will rely primarily on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, as well as reserves we have established to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

          In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

We may issue additional units without the approval of our unitholders, which would dilute the interests of existing unitholders.

          Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. Our issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

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  our existing unitholders' proportionate ownership interest in us will decrease;

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  the amount of available cash for distribution on each unit may decrease;

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  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution borne by our common unitholders will increase;

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  the ratio of taxable income to distributions may increase;

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  the relative voting strength of each previously outstanding unit may be diminished; and

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  the market price of the common units may decline.

Our general partner, without the approval of our unitholders, may elect to cause us to issue common units while also maintaining its general partner interest in connection with a resetting of the target distribution levels related to its incentive distribution rights. This could result in lower distributions to our unitholders.

          Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48.1%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

          If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions on its incentive distribution rights based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner interests to our general partner in connection with resetting the target distribution levels.

You will experience immediate and substantial dilution in pro forma net tangible book value of $              per common unit.

          The estimated initial public offering price of $             per common unit exceeds our pro forma net tangible book value of $             per common unit. Based on the estimated initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover of this prospectus), you will incur immediate and substantial dilution of $             per common unit. This dilution results primarily because some of the assets contributed by our general partner and its affiliates are recorded at their historical cost, in accordance with GAAP, and not their fair value. Please read "Dilution."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and our unitholders could lose all or part of their investment.

          Prior to this offering, there has been no public market for our common units. After the completion of this offering, there will be only                          publicly traded common units. The NGL Energy LP

Investor Group will own an aggregate of                          common and                          subordinated units, representing an aggregate         % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may be unable to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

          The initial public offering price for the common units was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

  •
  our quarterly distributions;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  announcements by us or our competitors of significant contracts or acquisitions;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  general economic conditions;

  •
  fluctuations in interest rates;

  •
  the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

  •
  future sales of our common units; and

  •
  other factors described in these "Risk Factors."

We will incur increased costs as a result of being a publicly traded partnership.

          We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and related rules subsequently implemented by the SEC and the NYSE, have required changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and to possibly result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included approximately $1.0 million of estimated incremental annual administrative expenses that we expect to incur as a result of being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Our unitholders' liability may not be limited if a court finds that unitholder action constitutes control of our business.

          A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

  •
  we were conducting business in a state but had not complied with that particular state's partnership statute; or

  •
  a unitholder's right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

          For a discussion of the implications of the limitations of liability on a unitholder, please read "The Partnership Agreement — Limited Liability."

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

          Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware LP Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable both for the obligations of the assignor to make contributions to the partnership that were known to the substituted limited partner at the time it became a limited partner and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interests nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware LP Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability.

Tax Risks to Common Unitholders

          In addition to reading the following risk factors, you should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, our cash available for distribution to our unitholders would be substantially reduced.

          The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or IRS, on this or any other tax matter affecting us.

          Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based on our current operations that we are or will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

          If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

          Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

          Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to our unitholders. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

          The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Recently, members of Congress have considered substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

          We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel's conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

          Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

          If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read "Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss" for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

          Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

          Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we adopted.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based on the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

          We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based on the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read "Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees."

A unitholder whose units are loaned to a "short seller" to effect a short sale of units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

          Because a unitholder whose units are loaned to a "short seller" to effect a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of our common units.

          When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our current valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between the general partner and certain of our unitholders.

          A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to whether our method for depreciating Section 743 adjustments is sustainable in certain cases.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

          We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs. Please read "Material Tax Consequences — Disposition of Common Units — Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

          In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own or control property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will own assets and conduct business in a number of jurisdictions, including Georgia, Illinois, Indiana, Kansas, Mississippi, Missouri, Oklahoma and Texas. Each of these states, other than Texas, currently imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own or control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

          We expect to receive net proceeds from the issuance and sale of                          common units offered by this prospectus of approximately $              million after deducting underwriting discounts and commissions and offering expenses (or approximately $              million if the underwriters exercise their option to purchase additional common units from us in full). We intend to use the net proceeds, including the net proceeds from any exercise of the underwriters' option to purchase additional common units from us, to repay amounts outstanding under our revolving credit facility (approximately $              million) and, to the extent that net proceeds remain after all amounts outstanding under our revolving credit facility are repaid, for working capital and general partnership purposes, which may include the acquisition of propane and midstream related businesses. There are no agreements, understandings or commitments with respect to any such acquisition at this time.

          Our $180.0 million revolving credit facility, which matures on October 10, 2014, consists of a $50.0 million working capital facility and a $130.0 million acquisition facility. As of January 31, 2011, we had $74.5 million outstanding under our revolving credit facility, with $6.5 million outstanding under our working capital facility and $68.0 million outstanding under our acquisition facility. Substantially all of the amounts outstanding under our revolving credit facility, which have a weighted average interest rate of 5.75% as of January 31, 2011, were borrowed at the closing of our formation transactions to (i) make cash distributions to NGL Supply and Hicks LLC, (ii) repay assumed indebtedness of NGL Supply and Hicks LLC, (iii) pay the purchase price for Gifford and (iv) pay related transactions costs.

          Our estimates assume an initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover of this prospectus). An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses, to increase or decrease by $              million. If the net proceeds increase due to a higher initial public offering price, we will use the additional proceeds to repay any remaining amounts outstanding under our revolving credit facility and, to the extent that net proceeds remain after all amounts outstanding under our revolving credit facility are repaid, for working capital and general partnership purposes. If the net proceeds decrease due to a lower initial public offering price, we will decrease our repayment of amounts outstanding under our revolving credit facility, or if we are still able to repay all amounts outstanding under our revolving credit facility, we will have less funds available for working capital or general partnership purposes.

          The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Affiliates of                          and                           are lenders under our revolving credit facility and will receive their proportionate share of the repayment of amounts outstanding under our revolving credit facility by us in connection with this offering. Please read "Underwriting."

 CAPITALIZATION

          The following table shows:

  •
  the historical cash and cash equivalents and capitalization of NGL Supply, our predecessor for accounting purposes, as of September 30, 2010;

  •
  our cash and cash equivalents and capitalization as of September 30, 2010 adjusted to reflect the formation transactions;

  •
  our pro forma cash and cash equivalents and capitalization as of September 30, 2010, adjusted to give effect to (i) the issuance and sale of                          common units offered by this prospectus at an assumed initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover of this prospectus), (ii) the split of each common unit held by the members of the NGL Energy LP Investor Group into                          common units, (iii) the conversion of                          common units held by the NGL Energy LP Investor Group into                          subordinated units and (iv) the application of the net proceeds from this offering as described in "Use of Proceeds."

          We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the related notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2010
	Predecessor Historical	As Adjusted for the Formation Transactions	Partnership Pro Forma(1)
	(in thousands)
Cash and cash equivalents	$3,983	$—	$

Total long-term debt (including current maturities)	$28,721	$75,375	$

Stockholders' equity:
Common stock, $10 par value, 100,000 shares authorized, 20,253 shares issued and outstanding	203	—		—
Additional paid-in capital	37,462	—		—
Retained earnings	327	—		—
Foreign currency translation	69	—		—
Noncontrolling interest	180	—		—
Receivable from exercise of stock options	(1,430)	—		—

Total stockholders' equity	36,811	—		—

Partners' net equity:
Common units — public(2)(3)	—	—
Common units — NGL Energy LP Investor Group	—	33,684
Subordinated units — NGL Energy LP Investor Group	—	—
General partner interest	—	60

Total partner's equity	—	33,744

Total capitalization	$65,532	$109,119	$

(1)
On a pro forma as adjusted basis, as of September 30, 2010, the public would have held                          common units, the NGL Energy LP Investor Group would have held an aggregate

  of                          common units and                          subordinated units and our general partner would have held a 0.1% general partner interest in us.

(2)
An increase or decrease in the initial public offering price of $1.00 per common unit would cause the public common unitholders' capital to increase or decrease by $              million.

(3)
A 1,000,000 unit increase in the number of common units issued to the public would result in a $              million increase in the public common unitholders' capital.

 DILUTION

          Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $             per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma basis as of September 30, 2010, as adjusted to give effect to the issuance and sale of                           common units offered by this prospectus and the application of the net proceeds from this offering as described in "Use of Proceeds," our net tangible book value was approximately $              million, or $             per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Net tangible book value per unit before the offering(1)	$
Increase in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(2)

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)		$

(1)
Determined by dividing the net tangible book value of our assets and liabilities by the total number of units (                          common units,                           subordinated units and the 0.1% general partner interest, which has a dilutive effect equivalent to approximately                          units) held by our general partner and its affiliates. The number of units notionally represented by the 0.1% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 99.9%) by the 0.1% general partner interest.

(2)
Determined by dividing the pro forma net tangible book value of our assets and liabilities after giving effect to the application of the expected net proceeds from this offering by the total number of units (                          common units,                           subordinated units and the 0.1% general partner interest, which has a dilutive effect equivalent to approximately                          units) to be outstanding after the offering.

(3)
If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $             and $             , respectively.

          The following table sets forth the number of units that we issued and the total consideration contributed to us by our general partner and its affiliates as described under "Summary — Formation Transactions and Partnership Structure" and the number of units that we will issue and the total consideration that will be contributed to us by the purchasers of common units in this offering:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(in thousands)
General partner and affiliates(1)(2)			%	$		%
Purchasers in the offering			%			%

Total		100.0%		$	100.0%

(1)
The units acquired by our general partner and its affiliates consist of                          common units,                           subordinated units and the 0.1% general partner interest, which has a dilutive effect equivalent to approximately                          units.

(2)
Our general partner and its affiliates contributed to us (i) the net assets of NGL Supply, which were recorded at historical cost of $0.4 million in accordance with GAAP (ii) the net assets of Hicksgas, which were recorded at fair value of $22.3 million, as determined by management and (iii) $11.0 million in cash. See Note 1 to the Notes to Unaudited Pro Forma Financial Statements.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

          You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions included in this section. In addition, please read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements and pro forma financial statements and the related notes included elsewhere in this prospectus.

 General

Rationale for Our Cash Distribution Policy

          Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our available cash. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case were we subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

          There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

  •
  Our cash distribution policy will be subject to restrictions on distributions under our revolving credit facility and may be subject to similar restrictions in other debt agreements entered into in the future. Our revolving credit facility contains financial tests and covenants that we must satisfy before quarterly cash distributions can be paid. In addition, our ability to pay quarterly cash distributions will be restricted if an event of default has occurred under our revolving credit facility. Should we be unable to satisfy these restrictions or if we are otherwise in default under our revolving credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Sources of Capital and Capital Resource Activities."

  •
  Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions to you from the levels we currently anticipate pursuant to our stated cash distribution policy.

  •
  Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain limited circumstances where no unitholder approval is required. However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates). At the completion of this offering, the NGL Energy Investor Group will own our general partner and will own an aggregate of approximately         % of our outstanding common and subordinated units. Please read "The Partnership Agreement — Amendment of the Partnership Agreement."

  •
  Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

  •
  Under Section 17-607 of the Delaware LP Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our cash available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Available Cash."

  •
  If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly distribution in order to service or repay our debt or fund expansion capital expenditures.

  •
  If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions from Capital Surplus." We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

          Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities as well as reserves that we have established, to fund any future acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. Our revolving credit facility will also restrict our ability to incur additional debt, including through the issuance of debt securities. To the extent we issue additional units in connection with any acquisitions or other expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the cash available that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

          Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $             per unit per complete quarter, or $             per unit on an annualized basis, to be paid within 45 days after the end of each quarter beginning with the quarter ending June 30, 2011. We will adjust the quarterly distribution for the period from the date of the completion of this offering through June 30, 2011 based on the actual number of days in that period. We must generate approximately $              million (or an average of $              million per quarter) of available cash to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner interest that will be outstanding immediately after the completion of this offering. If the underwriters exercise their option to purchase additional common units from us in full, then

additional common units will be outstanding and we must generate approximately $              million (or an average of $              million per quarter) of available cash to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner interest. Our ability to make cash distributions equal to the minimum quarterly distribution will be subject to the factors described above under the caption " — General — Limitations on Cash Distributions and Our Ability to Change Our Distribution Policy."

          The table below sets forth the assumed number of outstanding common units (assuming no exercise and full exercise of the underwriters' option to purchase additional common units from us) and subordinated units upon the completion of this offering and the number of unit equivalents represented by the 0.1% general partner interest and the aggregate distribution amounts payable on such units during the year following the completion of this offering at our minimum quarterly distribution rate of $             per unit per quarter ($             per unit on an annualized basis).

	No Exercise of Underwriters' Option to Purchase Additional Common Units From Us			Full Exercise of Underwriters' Option to Purchase Additional Common Units From Us
		Distributions			Distributions
	Number of Units	One Quarter	Annualized	Number of Units	One Quarter	Annualized
Common units — public		$	$		$	$
Common units — NGL Energy LP Investor Group
Subordinated units — NGL Energy LP Investor Group
General partner interest
Total

		$	$		$	$

          Initially, our general partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. In the future, our general partner's initial 0.1% general partner interest in these distributions may be reduced if we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% general partner interest.

          During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read the "Provisions of our Partnership Agreement Relating to Cash Distributions — Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter.

          We do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. Our partnership agreement requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is generally defined to mean, for each quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders and general partner for any one or more of the next four quarters. Our available cash may also include, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

          If we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess available cash to pay any distribution arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. Our subordinated units will not accrue arrearages for unpaid quarterly distributions or quarterly distributions less than the minimum quarterly distribution. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions — Subordination Period."

          Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. However, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

          We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

Historical Pro Forma and Forecasted Results of Operations and Cash Available for Distribution

          In the sections that follow, we present in detail the basis for our belief that we will be able to pay the minimum quarterly distribution on all of our common units and subordinated units and make the corresponding distribution on our general partner's 0.1% general partner interest for the twelve months ending June 30, 2012. In those sections, we present two tables, consisting of:

  •
  "Partnership Unaudited Pro Forma Cash Available for Distribution," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, after giving effect to:

  •
  the formation transactions;

  •
  the split of each common unit held by the members of the NGL Energy LP Investor Group into             common units;

  •
  the application of the net proceeds from this offering as described in "Use of Proceeds;" and

  •
  the entry into our revolving credit facility,

        all as further described in our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

  •
  "Partnership Statement of Forecasted Estimated Adjusted EBITDA," in which we demonstrate our ability to generate the minimum estimated Adjusted EBITDA necessary for us to pay the minimum quarterly distribution on all units for the twelve months ending June 30, 2012.

Unaudited Pro Forma Cash Available for Distribution for the Fiscal Year Ended March 31, 2010 and the Twelve Months Ended September 30, 2010

          If we had completed the transactions described above in "— Historical Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" on April 1, 2009 our unaudited pro forma cash available for distribution for the fiscal year ended March 31, 2010 would have been approximately $10.7 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $             per unit per quarter (or $             per unit on an annualized basis) on all of our common units and a distribution of $             per unit per quarter (or $             per unit on an annualized basis) on our subordinated units for the fiscal year ended March 31, 2010.

          If we had completed the transactions described above in "— Historical Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" on October 1, 2009 our unaudited pro forma cash available for distribution for the twelve months ended September 30, 2010 would have been approximately $7.7 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $             per unit per quarter (or $             per unit on an annualized basis) on all of our common units and a distribution of $             per unit per quarter (or $             per unit on an annualized basis) on our subordinated units for the twelve months ended September 30, 2010.

          We have included in our computation of unaudited pro forma cash available for distribution an estimate of the incremental general and administrative expenses that we expect we will incur as a publicly-traded partnership in excess of our historical general and administrative expenses, including expenses associated with SEC reporting requirements, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $1.0 million per year.

          We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our actual results of operations had the transactions described above actually been completed as of April 1, 2009 or October 1, 2009. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma condensed consolidated financial statements have been prepared on an accrual basis. We computed the estimate of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions described above in "— Historical Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" in earlier periods.

          The following table illustrates, on a pro forma basis for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, our estimated cash available for distributions, assuming that the transactions described above in "— Historical Pro Forma and Forecasted Results of Operations and Cash Available for Distribution" had been completed on April 1, 2009 and October 1, 2009, respectively. Please read the footnotes to the table for further information about the computation and the pro forma adjustments.

 Partnership Unaudited Pro Forma Cash Available for Distribution

	Pro Forma
	Fiscal Year Ended March 31, 2010		Twelve Months Ended September 30, 2010
	(dollars in thousands, except per unit data)
Pro Forma Net Income		$8,967		$5,318
Add (deduct):
Interest expense(1)		1,384		1,672
Depreciation and amortization		6,679		6,581
Unrealized (gain) loss on derivatives		(563)		200
(Gain) loss on sale of assets		(11)		(38)

Adjusted EBITDA(2)		$16,456		$13,733
Less:
Cash interest paid(1)		(884)		(1,172)
Maintenance capital expenditures		(3,837)		(3,897)
Estimated incremental general and administrative expenses(3)		(1,000)		(1,000)

Unaudited pro forma cash available for distribution(4)		$10,735		$7,664

Pro Forma Cash Distributions:
Annualized minimum quarterly distributions per unit	$		$

Distributions to public common unitholders	$		$
Distributions to NGL Energy LP Investor Group — common units
Distributions to NGL Energy LP Investor Group — subordinated units
Distributions to our general partner

Total distributions	$		$

Excess (Deficiency)	$		$

Percent of minimum quarterly distribution payable to common unitholders		%		%
Percent of minimum quarterly distribution payable to subordinated unitholders		%		%

(1)
Pro forma interest expense represents the interest expense related to estimated borrowings from our revolving credit facility after giving effect to the formation transactions and the completion of this offering plus amortization of debt issuance costs. Cash interest paid excludes the effect of the amortization of debt issuance costs. If interest rates were to change by 0.125%, cash interest expense and pro forma interest expense would change by approximately $17,000.

(2)
Adjusted EBITDA is defined in "Summary — Non-GAAP Financial Measures."

(3)
Reflects an adjustment to our Adjusted EBITDA for approximately $1.0 million of estimated incremental annual administrative expenses we expect to incur as a result of being a publicly-traded partnership.

(4)
Our revolving credit facility prohibits us from making distributions to our unitholders if (a) any default or event of default exists both immediately before and after giving effect to the declaration and payment of the distribution, and (b) the distribution exceeds available cash for such quarterly period.

 Forecasted Estimated Adjusted EBITDA for Twelve Months Ending June 30, 2012

          To fund the aggregate minimum quarterly distribution on all units for the twelve months ending June 30, 2012 totaling $              million we will need to generate Adjusted EBITDA of at least $              million (assuming the underwriters do not exercise their option to purchase additional common units from us). Based on the assumptions described below under " — Forecast Assumptions and Considerations," we believe we will generate the minimum estimated Adjusted EBITDA of $23.3 million for the twelve months ending June 30, 2012. This minimum estimated Adjusted EBITDA should not be viewed as management's projection of the actual amount of Adjusted EBITDA that we will generate during the twelve months ending June 30, 2012. Furthermore, there is a risk that we will not generate the minimum estimated Adjusted EBITDA for such period. If we fail to generate the minimum estimated Adjusted EBITDA, we would not expect to be able to pay the minimum quarterly distribution on all of our units for the forecast period.

          We have not historically made public projections as to future operations, earnings or other results. However, we have prepared the minimum estimated Adjusted EBITDA and related assumptions set forth below to substantiate our belief that we will have sufficient cash available to pay the minimum quarterly distribution to all our unitholders for each quarter in the twelve months ending June 30, 2012. This forecast is a forward-looking statement and should be read together with the historical financial statements and pro forma financial statements and the related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate the minimum estimated Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the minimum quarterly distribution to all unitholders for each quarter in the twelve months ending June 30, 2012. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on the prospective financial information.

          Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such prospective financial information. We do not intend to update or otherwise revise such information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. Therefore, you are cautioned not to place undue reliance on this information.

          When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those which would enable us to generate the minimum estimated Adjusted EBITDA.

          We are providing the minimum estimated Adjusted EBITDA calculation to supplement our unaudited pro forma financial statements and historical consolidated financial statements in support of our belief that we will have sufficient cash available to pay the minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve months ending June 30, 2012. Please read below under " — Forecast Assumptions and Considerations" for further information as to the assumptions we have made for the financial forecast.

 Partnership Statement of Forecasted Estimated Adjusted EBITDA

	Twelve Months Ending June 30, 2012
	(in thousands)
Revenues		$834,923
Costs and Expenses:
Cost of sales		776,297
Operating and administrative costs(1)		35,364
Depreciation and amortization expense		6,495

Total costs and expenses		818,156

Operating income		16,767
Interest expense		1,250

Net income		15,517
Plus:
Interest expense		1,250
Depreciation and amortization expense		6,495

Estimated Adjusted EBITDA(2)		23,262
Less:
Cash interest paid		750
Maintenance capital expenditures		1,750

Estimated cash available for distribution		$20,762

Distributions to public common unitholders	$
Distributions to NGL Energy LP Investor Group — common units
Distributions to NGL Energy LP Investor Group — subordinated units
Distributions to our general partner

Total annualized minimum quarterly distributions	$

Excess of cash available for distribution over aggregate annualized minimum quarterly distributions
Calculation of minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum quarterly distributions:
Estimated Adjusted EBITDA
Excess of cash available for distribution over aggregate annualized minimum quarterly distributions

Minimum estimated Adjusted EBITDA necessary to pay aggregate annualized minimum quarterly distributions	$

(1)
Includes approximately $1.0 million of estimated incremental annual administrative expenses that we expect to incur as a result of being a publicly-traded partnership.

(2)
Adjusted EBITDA is defined in "Summary — Non-GAAP Financial Measures."

Forecast Assumptions and Considerations

          Set forth below are the material assumptions that we have made in order to demonstrate our ability to generate the minimum estimated Adjusted EBITDA for the forecast period.

General Considerations

          Our forecast assumes that our margins during the forecast period will be consistent with our historical margins and our margins generated during the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010. Our stategy includes maintaining consistent margins by passing cost increases on to our retail propane and wholesale marketing and supply customers and by generating fee-based revenues from our midstream customers. We expect to use the same strategy to maintain our margins in the forecast period.

Revenue

          We estimate that we will generate revenue of $835 million for the forecast period, as compared to pro forma revenues of $810 million and $949 million for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, respectively. Our revenues for the twelve months ended September 30, 2010 were higher than they were for the fiscal year ended March 31, 2010 due to higher propane prices, although the actual volumes sold remained relatively consistent over both time periods.

          For purposes of our forecast, we have assumed that we will have volumes comparable to the twelve months ended September 30, 2010 since it is the most recent historical period and also because those volumes are consistent with the volumes sold during the fiscal year ended March 31, 2010. We have also assumed that propane prices for the forecast period will be similar to propane prices for the fiscal year ended March 31, 2010 period because we believe the pricing during such period is more consistent with historical pricing. To the extent that propane prices fluctuate and we are able to maintain margins consistent with our historical margins, we would expect any related changes in revenues to be offset by related changes in cost of sales, thereby minimizing the impact that price fluctuations may have on our cash available for distribution.

Costs and Expenses

          Cost of sales.    We estimate that we will incur cost of sales of $776 million for the forecast period, as compared to pro forma costs of sales of $752 million and $893 million for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, respectively. Due to higher propane prices during the twelve months ended September 30, 2010, our costs of sales were higher than they were for the fiscal year ended March 30, 2010. For purposes of our forecast, we have assumed that costs of sales during the forecast period will be similar to costs of sales for the fiscal year ended March 31, 2010 period because we believe the prices we paid for propane during that period are more consistent with historical prices for propane and because our forecasted revenues have also assumed pricing similar to the fiscal year ended March 31, 2010.

          Operating and administrative costs.    We estimate that we will incur operating and administrative costs of $35 million for the forecast period, as compared to pro forma operating and administrative costs of $41 million and $44 million for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, respectively. For purposes of our forecast, we have used our operating and administrative costs for the fiscal year ended March 31, 2010 as a baseline estimate instead of the twelve months ended September 30, 2010 that includes transaction costs we incurred in connection with our formation transactions. We have assumed that the operating and administrative costs for the forecast period will be less than for the fiscal year ended March 31, 2010 because:

  •
  operating expenses in that period included $4 million in discretionary executive cash bonuses, which we do not expect to pay unless and to the extent we meet and exceed our forecasted estimated Adjusted EBITDA, in which event the payment of bonuses, if any, would be offset by increased Adjusted EBITDA; and

  •
  as a larger company, we anticipate savings of approximately $2 million through the procurement of more cost effective business insurance and health insurance and the elimination or consolidation of certain duplicative expenses, including payroll and 401(k) plan administration.

          Our operating and administrative costs will primarily consist of direct expenses incurred by us, including approximately $1.0 million of estimated incremental annual administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Expenses related to being a publicly-traded partnership include expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs and director compensation.

          Depreciation and amortization expense.    We estimate that depreciation and amortization expense for the forecast period will be $6.5 million as compared to pro forma depreciation and amortization expense of $6.7 million and $6.4 million for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, respectively. Estimated depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies and a preliminary estimate of the fair value of assets acquired from Hicksgas.

Capital Expenditures

          We estimate that total capital expenditures for the forecast period will be $1.8 million as compared to the pro forma capital expenditures of $3.8 million and $3.9 million for the fiscal year ended March 31, 2010 and the twelve months ended September 30, 2010, respectively. All of these costs are maintenance capital expenditures and primarily consist of repairs to customer service centers and vehicle replacement costs for our service fleet. The capital expenditures for the fiscal year ended March 31, 2010 were primarily related to the normal course of business. A large portion of the capital expenditure for the twelve months ended September 30, 2010 were due to the construction of a new customer service center and the acquisition of a water softening business in Indiana. Capital expenditures for the forecast period are expected to decline compared to both pro forma historical periods because we do not plan to build additional customer service centers during the forecast period.

          Our forecast does not include any estimates for expansion capital expenditures because management cannot predict when or if we will make any acquisitions during the forecast period. However, we expect that any acquisitions we do make would be accretive. Although our revenues and expenses would increase as a result of such acquisitions, we expect that our Adjusted EBITDA would also increase.

Financing

          Cash and Indebtedness.    Upon the completion of this offering and after using the net proceeds of this offering to repay amounts outstanding under our revolving credit facility as described in "Use of Proceeds," we expect to have no outstanding indebtedness under our revolving credit facility, with available capacity of approximately $50 million under our working capital credit facility and approximately $130 million under our acquisition credit facility. We believe cash flow will be sufficient to fund our anticipated maintenance capital expenditures during the forecast period. The average borrowing under our working capital credit facility is expected to be approximately $10 million for the forecast period.

Regulatory, Industry and Economic Factors

          Our forecast for the twelve months ending June 30, 2012 is based on the following significant assumptions related to regulatory, industry and economic factors:

  •
  There will not be any new federal, state or local regulation of the propane industry, or any new interpretation of existing regulations, that will be materially adverse to our business.

  •
  There will not be any major adverse change in the propane industry or in market, insurance or general economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

          Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

          General.    Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2011, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the completion of this offering through June 30, 2011 based on the actual number of days in that period.

          Definition of Available Cash.    Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

  •
  less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

  •
  provide for the proper conduct of our business;

  •
  comply with applicable law, any of our debt instruments or other agreements; and

  •
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (unless our general partner determines that the establishment of cash reserves for such purpose will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for the next four quarters);

  •
  plus, all cash on hand on the date of determination of available cash for the quarter resulting from cash distributions received after the end of such quarter from our or our subsidiaries' equity interest in any person (other than any of our subsidiaries), which distributions are paid by such person in respect of operations conducted during such quarter;

  •
  plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

          The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

          Intent to Distribute the Minimum Quarterly Distribution.    We intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $             per unit, or $             on an annualized basis, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution or any amount on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

          General Partner Interest and Incentive Distribution Rights.    Initially, our general partner will be entitled to 0.1% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner's initial 0.1% interest in our distributions may be reduced if we issue additional limited partner interests in the future (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest.

          Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.1%, of the cash we distribute from operating surplus (as defined below) in excess of $             per unit per quarter. The maximum distribution of 48.1% includes distributions paid to our general partner on its 0.1% general partner interest and assumes that our general partner maintains its general partner interest at 0.1%. The maximum distribution of 48.1% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Please read "— General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

          General.    All cash distributed will be characterized as either being paid from "operating surplus" or "capital surplus." Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

          Operating Surplus.    Operating surplus for any period consists of:

  •
  $              million (as described below); plus

  •
  all of our cash receipts after the completion of this offering, excluding cash from interim capital transactions, which include the following:

  •
  borrowings, refinancing or refundings (including sales of debt securities) that are not working capital borrowings;

  •
  sales of equity interests;

  •
  sales or other dispositions of assets outside the ordinary course of business; and

  •
  capital contributions received;

    provided that cash receipts from the termination of commodity hedges or interest rate hedges prior to their specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

  •
  working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

  •
  cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of the construction, acquisition, development or improvement of a capital improvement or replacement of a capital asset (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition, development or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or replacement capital asset commences commercial service and the date that it is abandoned or disposed of; plus

  •
  cash distributions paid on equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

  •
  all of our operating expenditures (as defined below) after the completion of this offering; less

  •
  the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

  •
  all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds from additional working capital borrowings; less

  •
  any loss realized in disposition of an investment capital expenditure.

          As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $              million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions and to permit the distribution as operating surplus of additional amounts of cash that we receive from non-operating sources.

          The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

          We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner and its affiliates, payments made in the ordinary course of business under interest rate hedge agreements or commodity hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

  •
  repayment of working capital borrowings deducted from operating surplus pursuant to the next to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

  •
  payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

  •
  expansion capital expenditures;

  •
  investment capital expenditures;

  •
  payment of transaction expenses (including taxes) relating to interim capital transactions;

  •
  distributions to our partners (including distributions in respect of our incentive distribution rights); or

  •
  repurchases of partnership interests except to fund obligations under employee benefit plans.

          Capital Surplus.    We define capital surplus as any distribution of available cash in excess of our cumulative operating surplus. A distribution from capital surplus would potentially be generated by a distribution of cash from:

  •
  borrowings other than working capital borrowings;

  •
  issuances of our equity and debt securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

          Characterization of Cash Distributions.    Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the completion of this offering equals the operating surplus from the completion of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

          Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our operating capacity, asset base or operating income. Maintenance capital expenditures primarily include expenditures for the repair and replacement of propane delivery trucks and service vehicles. Our partnership agreement provides that maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that it is abandoned or disposed of.

          Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements and do not include maintenance capital expenditures or investment capital expenditures. Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of retail propane operations, propane distribution assets, including propane terminals, and natural gas midstream businesses, including natural gas transportation pipelines and gathering and processing assets, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Our partnership agreement provides that expansion capital expenditures will also include interest payments (and related fees) on debt incurred and distributions on equity issued (including incremental incentive distribution rights in respect of newly issued equity) to finance all or any portion of the construction of a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of the capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is abandoned or disposed of.

          Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand, for more than the short term, our operating capacity or operating income.

          Neither investment capital expenditures nor expansion capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset in respect of the period that begins when we enter into a binding obligation to commence construction of the capital asset and ending on the earlier to occur of the date the capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

          Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

          General.    Our partnership agreement provides that, during the subordination period (which we describe below), our common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $             per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on our common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, our subordinated units will not be entitled to receive any distributions until our common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on our subordinated units. The practical effect of our subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on our common units.

          Subordination Period.    Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2014, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the related distribution on the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units and the related distribution on the general partner interest, in each case on a fully diluted weighted average basis during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

          Early Termination of Subordination Period.    Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

  •
  distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the related distribution on the general partner interest equaled or exceeded $             (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date; and

  •
  the "adjusted operating surplus" (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $             (150.0% of the annualized minimum quarterly distribution) on each of the outstanding common and subordinated units and the related distribution on the general partner interest and the incentive distribution rights, in each case on a fully diluted weighted average basis.

          Expiration Upon Removal of the General Partner.    In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

  •
  the subordination period will end and the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis;

  •
  all cumulative common unit arrearages on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

          Expiration of the Subordination Period.    When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions of available cash.

          Adjusted Operating Surplus.    Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for any period consists of:

  •
  operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under "— Operating Surplus and Capital Surplus — Operating Surplus" above); less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

  •
  any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

 Distributions of Available Cash From Operating Surplus During the Subordination Period

          Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on our common units for any prior quarters during the subordination period;

  •
  third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "— General Partner Interest and Incentive Distribution Rights" below.

          The preceding discussion assumes that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period

          Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "— General Partner Interest and Incentive Distribution Rights" below.

          The preceding discussion assumes that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity interests.

General Partner Interest and Incentive Distribution Rights

          Our partnership agreement provides that our general partner initially will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest if we issue additional units. Our general partner's 0.1% general partner interest, and the percentage of our cash distributions to which it is entitled from its general partner interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 0.1% general partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

          Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

          The following discussion assumes that our general partner maintains its 0.1% general partner interest, that there are no arrearages on common units and that our general partner continues to own all of the incentive distribution rights.

          If for any quarter:

  •
  we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

  •
  first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unitholder receives a total of $             per unit for that quarter (the "first target distribution");

  •
  second, 86.9% to all unitholders, pro rata, and 13.1% to our general partner, until each unitholder receives a total of $             per unit for that quarter (the "second target distribution");

  •
  third, 76.9% to all unitholders, pro rata, and 23.1% to our general partner, until each unitholder receives a total of $             per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 51.9% to all unitholders, pro rata, and 48.1% to our general partner.

Percentage Allocations of Available Cash From Operating Surplus

          The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 0.1% general partner interest, assume our general partner has contributed any additional capital necessary to maintain its 0.1% general partner interest and has not transferred its incentive distribution rights and there are no arrearages on common units.

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution per Unit		Unitholders	General Partner
Minimum quarterly distribution			$99.9%	0.1%
First target distribution		up to $	99.9%	0.1%
Second target distribution	above $	up to $	86.9%	13.1%
Third target distribution	above $	up to $	76.9%	23.1%
Thereafter	above $		51.9%	48.1%

General Partner's Right to Reset Incentive Distribution Levels

          Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset shall be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

          In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. Our general partner's general partner interest in us (currently 0.1%) will be maintained at the percentage interest immediately prior to the reset election.

          The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

          Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

  •
  first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

  •
  second, 86.9% to all unitholders, pro rata, and 13.1% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

  •
  third, 76.9% to all unitholders, pro rata, and 23.1% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

  •
  thereafter, 51.9% to all unitholders, pro rata, and 48.1% to our general partner.

          The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $             .

		Marginal Percentage Interest in Distribution
	Quarterly Distribution per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution per Unit following Hypothetical Reset
Minimum quarterly distribution		$99.9%	0.1%	$
First target distribution	up to $	99.9%	0.1%	up to $ (1)
Second target distribution	above $ up to $	86.9%	13.1%	above $ (1) up to $ (2)
Third target distribution	above $ up to $	76.9%	23.1%	above $ (2) up to $ (3)
Thereafter	above $	51.9%	48.1%	above $ (3)

(1)
This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)
This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)
This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

          The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be                                       common units outstanding, our general partner has maintained its 0.1% general partner interest, and the average distribution to each common unit would be $             for the two quarters prior to the reset.

Cash Distributions to General Partner Prior to Reset
	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Common Units	0.1% General Partner Interest	Incentive Distribution Rights		Total	Total Distributions
Minimum quarterly distribution	$	$	$—	$		$—	$	$
First target distribution	above $ up to $		—			—
Second target distribution	above $ up to $		—
Third target distribution	above $ up to $		—
Thereafter	above $		—

		$	$—	$	$		$	$

          The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be                                        common units outstanding, our general partner's 0.1% general partner interest has been maintained, and the average distribution to each common unit would be $             . The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above, or $             , by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $             .

Cash Distributions to General Partner After Reset
	Quarterly Distribution per Unit After Reset	Cash Distributions to Existing Common Unitholders After Reset		Common Units Issued in Connection With Reset		0.1% General Partner Interest		Incentive Distribution Rights	Total		Total Distributions
Minimum quarterly distribution	$	$		$		$		$—	$		$
First target distribution	up to $		—		—		—	—		—		—
Second target distribution	above $ up to $		—		—		—	—		—		—
Third target distribution	above $ up to $		—		—		—	—		—		—
Thereafter	above $		—		—		—	—		—		—

		$		$		$		$—	$		$

          Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

          How Distributions from Capital Surplus Will Be Made.    Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

  •
  second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

  •
  thereafter, as if they were from operating surplus.

          The preceding paragraph assumes that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity interests.

          Effect of a Distribution from Capital Surplus.    Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

          Once we distribute capital surplus on a common unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 51.9% being paid to the unitholders, pro rata, and 48.1% to our general partner. The percentage interests shown for our general partner include its 0.1% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

          In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels;

  •
  the initial unit price as described below; and

  •
  the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution.

          For example, if a two-for-one split of the units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

          In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying the minimum quarterly distribution and each target distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner's estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation thereof) and the denominator of which is the sum of (i) available cash for that quarter, plus (ii) our general partner's estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

          General.    If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

          The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to the payment of the initial value of their units, which we refer to as the "initial unit price" for each unit. The initial unit price for a common unit will be the price paid by a hypothetical purchaser of a common unit issued in this offering. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on our common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

          Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

  •
  first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until the capital account for each common unit is equal to the sum of:

  (i)
  the unrecovered initial unit price;

  (ii)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

  (iii)
  any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

  (i)
  the unrecovered initial unit price; and

  (ii)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  fourth, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (i)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

  (ii)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 99.9% to the unitholders, pro rata, and 0.1% to our general partner, for each quarter of our existence;

  •
  fifth, 86.9% to all unitholders, pro rata, and 13.1% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (i)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

  (ii)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 86.9% to the unitholders, pro rata, and 13.1% to our general partner for each quarter of our existence;

  •
  sixth, 76.9% to all unitholders, pro rata, and 23.1% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (i)
  the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

    (ii)
    the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 76.9% to the unitholders, pro rata, and 23.1% to our general partner for each quarter of our existence; and

  •
  thereafter, 51.9% to all unitholders, pro rata, and 48.1% to our general partner.

          The percentages set forth above for our general partner include its 0.1% general partner interest and assume our general partner has not transferred the incentive distribution rights and that we have not issued additional classes of equity interests.

          If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that clause (iii) of the second bullet point above and all of the third bullet point above will no longer be applicable.

          Manner of Adjustments for Losses.    If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and our unitholders in the following manner:

  •
  first, 99.9% to holders of subordinated units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  second, 99.9% to the holders of common units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  thereafter, 100.0% to our general partner.

          If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

          Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. If we make positive adjustments to the capital accounts upon the issuance of additional units as a result of such gain, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners' capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner designed to result, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

          We were formed on September 8, 2010, and we do not have our own historical financial statements for periods prior to our formation. The following table shows selected historical financial and operating data for NGL Supply, our predecessor for accounting purposes, and pro forma financial and operating data for NGL Energy Partners LP for the periods and as of the dates indicated. The following table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

          The selected historical financial data as of March 31, 2010 and 2009 and for the fiscal years ended March 31, 2010, 2009 and 2008 are derived from the audited historical consolidated financial statements of NGL Supply included elsewhere in this prospectus. The selected historical financial data as of March 31, 2008, 2007 and 2006 and for the fiscal years ended March 31, 2007 and 2006 are derived from our or NGL Supply's financial records. The selected consolidated historical financial data as of September 30, 2010 and for the six months ended September 30, 2010 and 2009 are derived from the unaudited historical consolidated financial statements of NGL Supply included elsewhere in this prospectus and from NGL Supply's financial records. The results of operations for the interim periods are not necessarily indicative of operating results for the entire year or any future period.

          Our selected unaudited pro forma financial data as of September 30, 2010 and for the fiscal year ended March 31, 2010 and the six months ended September 30, 2010 are derived from the unaudited pro forma financial statements of NGL Energy Partners LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the following transactions had taken place on September 30, 2010, in the case of the unaudited pro forma balance sheet, and as of April 1, 2009, in the case of the unaudited pro forma statement of operations:

  •
  the formation transactions;

  •
  the split of each common unit held by the members of the NGL Energy LP Investor Group into             common units;

  •
  the application of the net proceeds from this offering as described in "Use of Proceeds;" and

  •
  the entry into our revolving credit facility.

          The pro forma financial and operating data does not give effect to approximately $1.0 million of estimated incremental annual administration expenses we expect to incur as a result of being a publicly traded partnership.

          You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of NGL Supply and the unaudited pro forma financial statements of NGL Energy Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Predecessor							NGL Energy Partners LP Unaudited Pro Forma
	Year Ended March 31,					Six Months Ended September 30,		Year Ended March 31,	Six Months Ended September 30,
	2010	2009	2008	2007	2006	2010	2009	2010	2010
	(in thousands, except per unit or share data)
Income Statement Data(1)
Total operating revenues	$735,506	$734,991	$834,257	$691,434	$742,661	$316,943	$198,327	$809,633	$337,571
Gross margin	27,291	28,573	16,236	10,533	7,541	6,035	6,256	57,484	14,815
Operating income (loss)	6,661	9,431	3,162	1,684	(130)	(3,795)	(1,528)	9,841	(8,237)
Interest expense	668	1,621	1,061	241	487	372	220	1,384	692
Net income (loss) attributable to parent entity	3,636	4,949	1,613	490	(293)	(2,515)	(1,049)	8,967	(8,598)
Basic earnings per common share	$178.75	$242.82	$69.17	$10.66	$(26.17)	$(128.46)	$(55.25)
Diluted earnings per common share	$176.61	$239.92	$68.35	$10.53	$(26.17)	$(128.46)	$(55.25)
Basic earnings per common unit								$.60	$(0.57)
Diluted earnings per common unit								$.60	$(0.57)
Cash Flows Data(1)
Cash flows from operating activity	$7,480	$22,459	$(10,931)	$8,517	$1,193	$(30,886)	$(20,101)
Cash distributions per common share	—	—	—	—	—	357.09	—
Cash distributions per common unit								$—	$—
Capital expenditures:
Maintenance(2)	582	577	496	558	812	280	—	3,837
Expansion(3)	3,113	3,532	6,237	1,661	—	121	2,550	—	—
Balance Sheet Data — Period End
Total assets	$111,580	$103,434	$111,520	$92,112	$88,673	$148,596	$136,488		$206,625
Total long-term obligations	8,851	9,245	7,830	—	—	18,940	15,927		16,951
Redeemable preferred stock	3,000	3,000	3,000	3,000	3,000	—	3,000		—
Equity	46,403	42,691	38,133	36,477	36,120	36,811	44,760		95,744
Volume Information (in thousand gallons)
Retail propane sales volumes	15,514	14,033	9,114	—	—	3,747	3,795	54,024	10,961
Wholesale volumes — propane(4)	623,510	510,255	506,909	499,320	525,682	226,330	211,368	623,510	226,330
Wholesale volumes — other NGLs(4)	53,878	58,523	88,808	159,752	203,794	32,100	25,583	53,878	32,100
Midstream terminal throughput volumes	170,621	136,818	130,348	128,168	116,134	43,704	45,869	170,621	43,704

(1)
The acquisition of retail propane businesses by NGL Supply in fiscal years 2008 through 2010 affects the comparability of this information.

(2)
Capital expenditures for improvement of existing capital assets.

(3)
Capital expenditures for expansion of our operating capacity or operating income.

(4)
Includes intercompany volumes sold to our retail propane segment.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

          We are a Delaware limited partnership formed in September 2010. As part of our formation, we acquired and combined the assets and operations of NGL Supply, primarily a wholesale propane and terminaling business founded in 1967, and Hicksgas, primarily a retail propane business founded in 1940. We own and, through our subsidiaries, operate a vertically-integrated propane business with three operating segments: retail propane; wholesale supply and marketing; and midstream. We engage in the following activities through our operating segments:

  •
  our retail propane business sells propane to end users consisting of residential, agricultural, commercial and industrial customers;

  •
  our wholesale supply and marketing business supplies propane and other natural gas liquids and provides related storage to retailers, wholesalers and refiners; and

  •
  our midstream business, which currently consists of our propane terminaling business, takes delivery of propane from pipelines and trucks at our propane terminals and transfers the propane to third-party transport trucks for delivery to retailers, wholesalers and other customers.

          We serve more than 56,000 retail propane customers in Georgia, Illinois, Indiana and Kansas. We serve approximately 500 wholesale supply and marketing customers in 30 states and approximately 120 midstream customers in Illinois, Missouri and New York.

          Our businesses represent a combination of "margin-based," "cost-plus" and "fee-based" revenue generating operations. Our retail propane business generates margin-based revenues, meaning our gross margin depends on the difference between our propane sales price and our total propane supply cost. Our wholesale supply and marketing business generates cost-plus revenues. Cost-plus represents our aggregate total propane supply cost plus a margin to cover our replacement cost consisting of cost of capital, storage, transportation, fuel surcharges and an appropriate competitive margin. Our midstream business generates fee-based revenues derived from a cents-per-gallon charge for the transfer of propane volumes, or throughput, at our propane terminals.

          Historically, the principal factors affecting our businesses have been demand and our cost of supply, as well as our ability to maintain or expand our realized margin from our margin-based and cost-plus operations. In particular, fluctuations in the price of propane have a direct impact on our reported revenues and may affect our margins depending on our success of passing cost increases on to our retail propane and wholesale supply and marketing customers.

Retail Propane

          A significant factor affecting the profitability of our retail propane segment is our ability to maintain or increase our realized gross margin on a cents per gallon basis. Gross margin is the differential between our sales prices and our total product costs, including transportation and storage. Propane prices continued to be volatile during our fiscal years 2008 through 2010 and thereafter. At Conway,

Kansas, one of our main pricing hubs, the range of low and high-spot propane prices per gallon for the periods indicated and the prices as of period end were as follows:

	Range of Conway, Kansas Spot Price Per Gallon
			Spot Price Per Gallon At Period End
	Low	High
For the Year Ended March 31,
2010	$0.5563	$1.4475	$1.0625
2009	0.5988	1.8794	0.6475
2008	1.0269	1.8800	1.4588
For the Six Months Ended September 30,
2010	0.8813	1.1625	1.1625
2009	0.5563	0.9063	0.8750

          Historically, we have been successful in passing on price increases to our customers. We monitor propane prices daily and adjust our retail prices to maintain expected margins by passing on the wholesale costs to our customers. We believe that volatility in commodity prices will continue, and our ability to adjust to and manage this volatility may impact our financial results.

          In periods of significant propane price increases we have experienced, and expect to continue to experience conservation of propane gallons used by our customers that could result in a decline in our sales volumes, revenues and gross margins. In periods of decreasing costs, we have experienced an increase in our gross margin.

          The retail propane business is weather-sensitive. Our retail propane business is also subject to seasonal volume variations due to propane's primary use as a heating source in residential and commercial buildings and for agricultural purposes. As a result, operating revenues are generally highest from October through March.

          We believe that the recent economic downturn has caused certain of our retail propane customers to conserve and thereby purchase less propane. Although we believe the economic downturn has not currently had a material impact on our cash collections, it is possible that a prolonged economic downturn could have a negative impact on our future cash collections.

Wholesale Supply and Marketing

          Through our wholesale supply and marketing segment, we distribute propane and other natural gas liquids to our retail operation and other propane retailers, refiners, wholesalers and other related businesses. Our wholesale business is a "cost-plus" business that is affected both by price fluctuations and volume variations. We establish our selling price based on a pass through of our product supply, transportation, handling, storage and capital costs plus an acceptable margin. The margins we realize in our wholesale business are substantially less as a percentage of revenues or on a per gallon basis than our retail propane business. We attempt to reduce our exposure to the impact of price fluctuations by using "back-to-back" contractual agreements and "pre-sale" agreements which essentially allow us to lock in a margin on a percentage of our winter volumes.

          We also have used price swaps in the forward market to lock in the cost of supply without having to purchase physical volumes until needed for our delivery obligations. We have not accounted for these derivatives as hedges. Therefore, changes in the fair value of the derivatives are reflected in our statement of operations, classified as cost of sales of our wholesale supply and marketing segment.

Midstream

          Our midstream segment is a fee-based business that is impacted primarily by throughput volumes at our three propane terminals. Throughput volumes are impacted by weather, agricultural uses and general economic conditions, all of which are out of our control. We somewhat mitigate the potential decline in throughput volumes by preselling volumes to customers at our terminals in advance of the demand period through our wholesale supply and marketing segment.

Recent Developments

          The following transactions that occurred subsequent to the six months ended September 30, 2010 could impact our financial condition and results of operations in future periods:

Acquisition of Hicks LLC and Gifford

          On October 14, 2010, we purchased the propane-related assets and assumed certain related obligations from Hicks LLC and Gifford, which we collectively refer to as Hicksgas, for a combination of our limited partner interests and payment of approximately $16.0 million, a total consideration, including assumed liabilities, of approximately $59.7 million. Hicksgas was founded in 1940 as a retail propane operation and significantly increased its retail propane volumes through acquisitions. During the period since 2007, Hicksgas completed six acquisitions, adding approximately 5.4 million gallons annually of retail propane sales to its business.

          For each of their most recently completed fiscal years (June 30, 2010 for Hicks LLC and December 31, 2009 for Gifford), the revenues, gross margin and operating income related to the assets we acquired from Hicks LLC and Gifford were as follows:

	Hicks LLC	Gifford
	(in thousands)
Revenues	$72,311	$19,777
Gross margin	22,642	7,551
Income before income taxes	2,069	2,268

          The historical audited financial statements for the businesses acquired from Hicks LLC and Gifford for their prior three fiscal years and unaudited interim periods are contained elsewhere in this prospectus and should be read in connection with this discussion.

New Revolving Credit Facility

          On October 14, 2010, we entered into a revolving credit facility with a group of lenders. The revolving credit facility, as amended in February 2011, provides for a total revolving commitment of $180.0 million, represented by an acquisition revolving commitment of $130.0 million and a working capital revolving commitment of $50.0 million. Borrowings under the working capital revolving commitment are subject to a defined borrowing base. The working capital revolving commitment allows for letter of credit advances of up to $50.0 million and swingline loans of up to $5.0 million. See " — Liquidity, Sources of Capital and Capital Resource Activities" for further discussion.

 Consolidated Results of Operations

          The following table summarizes the historical consolidated statements of operations of NGL Supply for the fiscal years ended March 31, 2010, 2009 and 2008, and the six months ended September 30, 2010 and 2009:

	Year Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010	2009
	(in thousands)
Operating revenues	$735,506	$734,991	$834,257	$316,943	$198,327
Cost of sales	708,215	706,418	818,021	310,908	192,071

Gross margin	27,291	28,573	16,236	6,035	6,256
Operating and general and administrative expenses	17,849	16,652	11,370	8,441	6,342
Depreciation and amortization	2,781	2,490	1,704	1,389	1,442

Operating income (loss)	6,661	9,431	3,162	(3,795)	(1,528)
Interest expense	(668)	(1,621)	(1,061)	(372)	(220)
Interest and other income	115	314	431	190	87

Income (loss) before income taxes	6,108	8,124	2,532	(3,977)	(1,661)
Provision (benefit) for income taxes	2,478	3,255	948	(1,417)	(605)

Net income (loss)	3,630	4,869	1,584	(2,560)	(1,056)
Net loss attributable to non-controlling interests	6	80	29	45	7

Net income (loss) attributable to parent equity	$3,636	$4,949	$1,613	$(2,515)	$(1,049)

          See the detailed discussion of revenues, cost of sales, gross margin, operating expenses, general and administrative expenses, depreciation and amortization and operating income by operating segment below.

          Set forth below is a discussion of significant changes in the non-segment related corporate other income and expenses during the respective periods.

Interest Expense

          Our interest expense consists of interest on borrowings under a revolving credit facility, letter of credit fees and amortization of debt issuance costs. See Note 9 to our March 31, 2010 consolidated financial statements for additional information on our long-term debt. The change in interest expense during the periods presented is due primarily to fluctuations of the average outstanding debt balance and the average interest rate. During the periods indicated, our average outstanding principal balance and average interest rates were as follows:

	Average Balance Outstanding	Average Interest Rate
	(in thousands)
Year Ended March 31,
2010	$10,642	3.64%
2009	26,785	4.56%
2008	12,483	7.09%
Six Months Ended September 30,
2010	$14,571	2.13%
2009	8,194	1.55%

          The increased levels of debt outstanding during fiscal 2010 and fiscal 2009 are due to borrowings to finance our acquisitions of retail propane businesses.

Interest and other Income

          Our non-operating other income consists of the following:

	Year Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010	2009
	(in thousands)
Interest income	$120	$162	$361	$66	$56
Gain (loss) on sale of assets	11	150	(1)	124	—
Other	(16)	2	71	—	31

Total	$115	$314	$431	$190	$87

          Interest income for fiscal 2010 and fiscal 2009 is less than interest income for fiscal 2008 due to the decline in interest rates earned on our cash deposits during fiscal 2010 and fiscal 2009.

          The gain on sale of assets in fiscal 2009 and during the six months ended September 30, 2010 represents the proceeds from sale of certain salvaged propane tanks, vehicles and other miscellaneous equipment. No such sales occurred in the other periods presented.

Income Tax Provision

          Our income tax provision fluctuates based on the level of our realized pretax income. As a percentage of pretax income, the variance from the expected or statutory rate of 35% is due to the effects of state income taxes and a valuation allowance we have recorded each year related to the losses incurred by our propane terminal in St. Catharines, Ontario, which we refer to as Gateway, which we owned 70% through September 30, 2010. See Note 10 to our March 31, 2010 consolidated financial statements for additional discussion of our income tax provisions.

Non-Controlling Interests

          Our non-controlling interests represent the 30% of Gateway we did not own through September 30, 2010. The operations of Gateway have historically resulted in net losses. We purchased the additional 30% interest in October 2010. See our discussion of our midstream segment below that includes the operations of Gateway.

Non-GAAP Financial Measures

          The following tables reconcile net income (loss) attributable to parent to our EBITDA and Adjusted EBITDA, each of which are non-GAAP financial measures, for the periods indicated:

	Year Ended March 31,			Six Months Ended September 30,
	2010	2009	2008	2010	2009
	(in thousands)
EBITDA:
Net income (loss) to parent	$3,636	$4,949	$1,613	$(2,515)	$(1,049)
Provision (benefit) for income taxes	2,478	3,255	948	(1,417)	(605)
Interest expense	668	1,621	1,061	372	220
Depreciation and amortization	2,781	2,490	1,704	1,389	1,442

	$9,563	$12,315	$5,326	$(2,171)	$8
EBITDA
Unrealized (gain) loss on derivative contracts	(563)	17	36	200	282
Loss (gain) on sale of assets	(11)	(150)	1	(124)	—
Share-based compensation expense	—	97	194	—	—

Adjusted EBITDA	$8,989	$12,279	$5,557	$(2,095)	$290

          We define EBITDA as net income (loss) attributable to parent entity, plus income taxes, interest expense and depreciation and amortization expense. We define Adjusted EBITDA as EBITDA excluding the unrealized gain or loss on derivative contracts, the gain or loss on the disposal of assets and share-based compensation expenses. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flows from operating activities, or any other measure of financial performance calculated in accordance with GAAP as those items are used to measure operating performance, liquidity or the ability to service debt obligations. We believe that EBITDA provides additional information for evaluating our ability to make quarterly distributions to our unitholders and is presented solely as a supplemental measure. We believe that Adjusted EBITDA provides additional information for evaluating our financial performance without regard to our financing methods, capital structure and historical cost basis. Further, EBITDA and Adjusted EBITDA, as we define them, may not be comparable to EBITDA and Adjusted EBITDA or similarly titled measures used by other entities.

 Segment Operating Results

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Volumes Sold or Throughput

          The following table summarizes the volume of gallons sold by our retail propane and wholesale supply and marketing segments and the throughput volume in gallons for our midstream segment for the fiscal years ended March 31, 2010, and 2009, respectively:

	Year Ended March 31,		Change
Segment	2010	2009	In Units	Percent
	(gallons in thousands)
Retail propane	15,514	14,033	1,481	10.6%
Wholesale supply and marketing	677,388	568,778	108,610	19.1%
Midstream	170,621	136,818	33,803	24.7%

Total	863,523	719,629	143,894	20.0%

          During fiscal 2010, we sold 15.5 million retail gallons of propane, an increase of 1.5 million gallons, or 10.6%, from the 14.0 million retail gallons of propane sold during fiscal 2009. Gallons sold during fiscal 2010 increased compared to fiscal 2009 as a result of our acquisition of Reliance Energy Partners, L.L.C., or Reliance, in August 2009 which added 2 million gallons of sales in fiscal 2010 primarily in Kansas. The increase from the Reliance volumes was partially offset by lower volumes in Georgia. Our Georgia volumes decreased 0.5 million gallons as a result of customer conservation from, we believe, the overall weak U.S. economic environment and, to a lesser extent, the lingering effects of higher propane costs, and an abrupt end to the 2009/2010 winter heating season. Weather conditions have a significant impact on our volumes. Average temperatures during fiscal 2010, as measured in heating degree days (as reported by the National Oceanic and Atmospheric Administration), were approximately 14.8% colder than fiscal 2009 in Kansas, and approximately 25.2% warmer in Georgia as compared to fiscal 2009.

          Wholesale supply and marketing gallons overall increased 108.6 million gallons, or 19.1%, to 677.4 million gallons in fiscal 2010 from 568.8 million gallons in fiscal 2009. The increase was due primarily to greater volumes sold to agricultural markets for crop drying and colder weather in the Mid-Continent region of the United States, plus the increased volumes sold to our retail propane segment as a result of the Reliance acquisition.

          Our midstream throughput in fiscal 2010 increased 24.7%, or approximately 33.8 million gallons, over the fiscal 2009 throughput of approximately 136.8 million gallons. This increase in volume is due primarily to the same factors that resulted in an increase in our wholesale supply and marketing volumes.

Operating Income by Segment

          Our operating income by segment is as follows:

	Year Ended March 31,
Segment	2010	2009	Change
	(in thousands)
Retail propane	$1,391	$525	$866
Wholesale supply and marketing	6,912	10,531	(3,619)
Midstream	2,695	1,652	1,043
Corporate general and administrative expenses	(4,337)	(3,277)	(1,060)

	$6,661	$9,431	$(2,770)

          The increased corporate general and administrative expense of $1.06 million in fiscal 2010 over fiscal 2009 is due primarily to increased bonus payments to our corporate management of approximately $764,000 over the 2009 bonus payments, an increase in corporate management compensation of approximately $60,000 and an increase in legal and accounting fees of approximately $221,000.

  Retail Propane

          The following table compares the operating results of our retail propane segment for the periods indicated:

	Year Ended March 31,
	2010	2009	Change
	(in thousands)
Propane sales	$25,076	$28,518	$(3,442)
Service and rental income	1,269	1,143	126
Parts and fittings sales	622	587	35
Cost of sales	(15,603)	(21,612)	6,009

Gross margin	11,364	8,636	2,728
Operating expenses	7,140	5,664	1,476
General and administrative expenses	1,107	994	113
Depreciation and amortization	1,726	1,453	273

Segment operating income	$1,391	$525	$866

          During fiscal 2010, we had one retail propane acquisition (our acquisition of Reliance) that closed in August 2009. The fiscal 2010 sales volumes from this acquisition totaled approximately 2 million gallons. In addition, the propane acquisitions we made during fiscal 2009 benefited our results of operations for a full 12 months in fiscal 2010 versus only approximately 10 months during fiscal 2009.

          Revenues.    Revenues from retail propane sales were $25.1 million for fiscal 2010, a decrease of $3.4 million, or 12.1%, compared to $28.5 million for fiscal 2009. The decrease in propane sales was the net effect of a volume increase and an average sale price decrease. For fiscal 2010, our average sale price decreased to $1.62 per gallon, compared to $2.03 in fiscal 2009, resulting in a revenue decrease of approximately $5.8 million. However, our sales volume increases resulted in increased revenue of approximately $2.4 million, resulting in a net decrease in revenue of $3.4 million. The average sale price decrease is due to the decline in the propane prices overall during fiscal 2010. The volume increase is due primarily to the acquisition of Reliance during fiscal 2010 and colder weather in our Kansas region partially offset by the effects of warmer weather in Georgia as compared to fiscal 2009.

          Service and rental income increased approximately $126,000 in fiscal 2010 compared to fiscal 2009 revenues of $1.1 million, due primarily to revenues from our Reliance acquisition.

          Cost of Sales.    Cost of sales in fiscal 2010 decreased $6.0 million from the fiscal 2009 level of $21.6 million. This decrease is due primarily to the decreased cost of propane sales of approximately $6.1 million, offset by an increased cost of sales from our sales of parts and fittings. The overall decrease in cost of propane sales in fiscal 2010 is the net effect of an increased cost of sales of $2.2 million resulting from the increased volume of propane sales and a decreased cost of sales of $8.3 million resulting from a decline in our per gallon average propane cost.

          Gross Margin.    Our gross margin increased $2.7 million during fiscal 2010 over the fiscal 2009 gross margin of $8.6 million, due primarily to an increased gross margin from propane sales of $2.7 million and the increase in service and rental income. Our cents per gallon margin on propane sales during fiscal 2010 was $0.64, compared to the margin per gallon in fiscal 2009 of $0.52 resulting from our ability to improve our propane margin per gallon during periods of declining propane prices. The higher gross margin on propane sales of $2.7 million consisted of an increase of $768,000 from the increased sales volume and an increase of $1.9 million from the $0.12 per gallon margin increase over fiscal 2009.

          Operating Expenses.    Our propane operating expenses increased by $1.5 million during fiscal 2010 as compared to the fiscal 2009 operating expenses of $5.7 million. The principal reason for the cost increases is the effect of the Reliance acquisition during fiscal 2010 and the full year of expenses from our fiscal 2009 acquisitions compared to having those operations for approximately 10 months in fiscal 2009. In addition, we paid bonuses of approximately $285,000 to our propane employees during fiscal 2010 as compared to no bonuses in the prior years. Bonus payments in the future will be dependent on the results of operations of the retail propane segment. Other significant individual cost increases were compensation cost increases of approximately $535,000, general and medical insurance costs of $332,000 and vehicle operating costs of $55,000, all primarily related to increases in personnel and vehicles resulting from acquisitions in fiscal 2010 and fiscal 2009.

          General and Administrative Expenses.    General and administrative expenses increased by $113,000 in fiscal 2010 compared to the fiscal 2009 expenses of $1.0 million. This increase is due primarily to the impact of our fiscal 2010 and fiscal 2009 acquisitions. The principal cost increases were for office expenses, including rents, of $26,000 and an increase in other office expenses of approximately $27,000.

          Depreciation and Amortization.    The increased depreciation and amortization expense of $273,000 over fiscal 2009 depreciation and amortization of $1.5 million is due to the depreciation and amortization of property and equipment and intangibles in the 2010 Reliance acquisition and a full year of depreciation and amortization expense during fiscal 2010 on the fiscal 2009 acquisitions, compared to approximately 10 months of expense in fiscal 2009.

          Operating Income.    Overall, operating income from our retail propane segment for fiscal 2010 increased $866,000 from the fiscal 2009 operating income of $525,000. This increase is due to the improved margins we realized on propane sales resulting from our sales volume increases and our ability to improve our cents per gallon margin during periods of declining propane prices in excess of the increased operating, administrative and depreciation and amortization costs we incurred as a result of our acquisitions during fiscal 2010 and fiscal 2009.

        Wholesale Supply and Marketing

          The following table compares the operating results of our wholesale supply and marketing segment for the periods indicated:

	Year Ended March 31,
	2010	2009	Change
	(in thousands)
Wholesale supply sales	$727,008	$730,474	$(3,466)
Storage revenues	2,368	1,741	627
Cost of sales	(717,085)	(715,114)	(1,971)

Gross margin	12,291	17,101	(4,810)
Operating expenses	4,314	5,343	(1,029)
General and administrative expenses	844	1,027	(183)
Depreciation and amortization	221	200	21

Segment operating income	$6,912	$10,531	$(3,619)

          Revenues.    Our wholesale supply and marketing segment generates revenues from the sale of propane and other natural gas liquids and from storage of propane for third parties. Our average selling price and gross margins per gallon for our wholesale supply and marketing segment are less than we realize in our retail propane segment. Revenues from wholesale sales of propane and other natural gas liquids sales were $727.0 million in fiscal 2010, a decrease of $3.5 million, or 0.5%, from $730.5 million in fiscal 2009. The decrease in sales revenue of $3.5 million in fiscal 2010 is due to the net effect of increased volumes and a reduced average sales price. Our volume increase of 108.6 million gallons resulted in an increased revenue of approximately $116.6 million. However, our average per gallon selling price declined from $1.28 in fiscal 2009 to $1.06 in fiscal 2010. The impact on our total revenues as a result of this price decline is a decrease in revenue of approximately $120.0 million. Propane prices fluctuated significantly during our fiscal years 2008 through 2010, and the average propane prices on the spot market reflected an overall decline in fiscal 2009 and fiscal 2010 from the levels reached during our fiscal 2008. Our volume increased during fiscal 2010 due to an increase in volumes sold for crop drying in the Mid-Continent region, colder weather and the increased volumes sold to our retail operation during fiscal 2010 due to the impact of acquisitions in fiscal 2009.

          Our storage revenues increased $627,000 in fiscal 2010 compared to storage revenues of $1.7 million in fiscal 2009. The principal reason for the increased storage revenues is an increased level of propane presales to our wholesale supply and marketing customers that resulted from the propane spot price declines and the impact of colder weather in fiscal 2010 as compared to fiscal 2009. This resulted in an increase in the volume of propane our customers stored in our facilities in fiscal 2010 as compared to fiscal 2009.

          Cost of Sales.    Cost of sales in fiscal 2010 for our wholesale supply and marketing segment increased $2.0 million over the fiscal 2009 cost of sales of $715.1 million, due primarily to the effect of the increased volumes. The impact on cost of sales from the increased volumes is an increase of $115.0 million. However, our cost per gallon sold declined from $1.26 in fiscal 2009 to $1.06 in fiscal 2010, which resulted in a decrease to cost of sales of $113.0 million. The decrease in our per gallon cost reflects the price changes that occurred in the propane spot market during fiscal 2010 and the effect of a writedown of propane inventory of approximately $5.3 million in fiscal 2009.

          Gross Margin.    On an overall basis, the gross margins we realize in our wholesale supply and marketing segment, both as a percentage of our revenues and on a per gallon sold basis, are lower than the margins we realize from our retail propane operation. We attempt to maintain our margins period to period through our cost-plus pricing strategy. However, in periods of significant decreases in the propane spot price, such as occurred during fiscal 2009 as compared to fiscal 2008, we may be able to increase our per gallon margin. In periods where prices are relatively stable or fluctuate in a somewhat more normal level, our margins could decline. That is what we experienced during fiscal 2010. Our margins on a cents per gallon basis were $0.0146 in fiscal 2010, compared to $0.0270 during fiscal 2009. However, our cents per gallon margins improved over the levels we realized during fiscal 2008 when spot market prices fluctuated significantly during the year.

          Operating Expenses.    Our wholesale supply and marketing segment operating expenses decreased $1.0 million in fiscal 2010 from the fiscal 2009 level of $5.3 million. This decrease is due principally to a reduction in personnel in our wholesale supply and marketing segment. During fiscal 2010, compensation and commission expense decreased approximately $798,000, employee insurance decreased approximately $142,000 and consultant fee expense decreased approximately $36,000.

          General and Administrative Expenses.    General and administrative expenses for our wholesale supply and marketing segment decreased $183,000 over fiscal 2009 expense of $1.0 million. This decrease is due primarily to a reduction of bad debt expense in fiscal 2010 of $269,000 due to improving economic conditions.

          Operating Income.    Operating income for our wholesale supply and marketing segment decreased $3.6 million in fiscal 2010 from fiscal 2009 operating income of $10.5 million. The decreased operating income in fiscal 2010 is due to the $4.8 million decline in our gross margin, which exceeded the overall reduction of our operating and general and administrative expenses.

        Midstream

          The following table compares the operating results of our midstream segment for the periods indicated:

	Year Ended March 31,
	2010	2009	Change
	(in thousands)
Operating revenues	$4,103	$3,259	$844
Cost of sales	(467)	(423)	44

Gross margin	3,636	2,836	800
Other operating expenses	69	67	2
General and administrative expenses	37	280	(243)
Depreciation and amortization	835	837	(2)

Segment operating income	$2,695	$1,652	$1,043

          Revenues.    Our midstream segment operating revenues historically consist of fees earned on throughput at our propane terminals in Missouri, Illinois and Canada. Our revenue is fee-based which will vary primarily by the terminal throughput. We did not change our fee structure during fiscal 2010. Therefore, the increased revenue of $844,000 during fiscal 2010 is due exclusively to an increase in the throughput volume in our Missouri and Illinois terminals. The increased revenues in Canada were insignificant. The volume increased during fiscal 2010 was due primarily to the improved agricultural market for crop-drying purposes and the colder weather experienced in the Mid-Continent region. In fiscal 2010, our revenues by geographic region were $3.9 million in the United States, and $242,000 in Canada. In fiscal 2009, our operating revenues were $3.0 million in the United States and $242,000 in Canada.

          Cost of Sales.    We include in cost of sales the cost of mercaptan (the odorant added to propane) and the charges we incur in the operation of our terminal facilities. The $44,000 increase in fiscal 2010 in cost of sales over fiscal 2009 cost of sales of $423,000 is due to increases in the cost of mercaptan during fiscal 2010 resulting from the increased throughput.

          Gross Margin.    Our midstream gross margin in fiscal 2010 increased $800,000 over the gross margin of $2.8 million we realized in fiscal 2009. This increase is due primarily to increased throughput volumes in our U.S. terminals.

          General and Administrative Expenses.    The decreased general and administrative expenses for our midstream segment of $243,000 over fiscal 2009 expense of $280,000 is due to the benefit we realized from Canadian dollar exchange rate changes during fiscal 2010. During fiscal 2010, the impact of Canadian exchange rate transaction gains and losses (which we record in general and administrative expenses of our midstream segment) was an overall gain of $132,000, compared to exchange rate transaction losses of $128,000 during fiscal 2009, an improvement of $260,000.

          Operating Income.    Our midstream segment operating income increased $1.0 million during fiscal 2010 over the operating income we realized in fiscal 2009 of $1.7 million. This increased operating income is due to an $800,000 increase in our gross margin, resulting from increased throughput volumes, and a decreased total operating and general and administrative expenses of $241,000. During both fiscal 2010 and fiscal 2009, all of our three propane terminals were operated by third parties under operating and maintenance agreements with specified service charges. This provides us with an ability to operate these facilities at a relatively fixed cost structure. Our principal variable costs are limited primarily to the cost of utilities and mercaptan, which fluctuate with changes in our throughput volume. Thus, as our throughput increases, our operating income tends to increase because of the limited effect such throughput increases have on our overall cost structure.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Volumes Sold or Throughput

          The following table summarizes the volume of gallons sold by our retail propane and wholesale supply and marketing segments and the throughput volume in gallons for our midstream segment for the fiscal years ended March 31, 2009 and 2008, respectively:

	Year Ended March 31,		Change
Segment	2009	2008	In Units	Percent
	(gallons in thousands)
Retail propane	14,033	9,114	4,919	54.0%
Wholesale supply and marketing	568,778	595,717	(26,939)	(4.5)%
Midstream	136,818	130,348	6,470	5.0%

Total	719,629	735,179	(15,550)	(2.1)%

          During fiscal 2009, our retail propane volumes increased 4.9 million gallons, or 54%, over the gallons sold during fiscal 2008. This increase is due primarily to the impact of acquisitions in both fiscal 2008 and fiscal 2009. NGL Supply began retail propane operations during fiscal 2008 with the acquisition of Propane Central LLC, or Propane Central, and four other propane acquisitions. These acquisitions were included in our operations for approximately nine months during fiscal 2008 as compared to a full year in fiscal 2009. In addition, we made three additional acquisitions during fiscal 2009 which added a total of approximately 3.3 million gallons in fiscal 2009 over fiscal 2008. Weather in our service areas also impacts our volumes. Fiscal 2009 was 4% warmer in Kansas and 20% colder in Georgia, both as compared to fiscal 2008.

          Our wholesale supply and marketing volumes declined during fiscal 2009 by approximately 26.9 million gallons, or 4.5%, from the 595.7 million gallons sold during fiscal 2008. This decline was primarily due to the non-renewal of a term purchase contract we had with one of our wholesale suppliers in fiscal 2009 under which we had purchased for sale approximately 150,000 barrels per month in fiscal 2008.

          Our midstream volumes increased 6.5 million gallons in fiscal 2009, or 5%, over the 130.3 million gallons of throughput in fiscal 2008. This increase in volume is due to increased activity in our U.S. terminals due to the effect of increased supply and pre-sale agreements to our wholesale and retail customers.

Operating Income by Segment

          Our operating income by segment is as follows:

	Year Ended March 31,
Segment	2009	2008	Change
	(in thousands)
Retail propane	$525	$825	$(300)
Wholesale supply and marketing	10,531	2,852	7,679
Midstream	1,652	1,649	3
Corporate general and administrative expenses	(3,277)	(2,164)	(1,113)

	$9,431	$3,162	$6,269

          The increase in corporate general and administrative expenses of $1.1 million in fiscal 2009 as compared to fiscal 2008 is due primarily to an increase in bonuses to corporate management of approximately $1.3 million offset by a decrease in legal and professional fees of approximately $139,000.

        Retail Propane

          During fiscal 2009, we acquired three propane companies that were included in our fiscal 2009 operations for approximately 10 months. Our acquisition of Capital City Oil, Inc. added approximately 2.369 million gallons to our sales volume for fiscal 2009, while our acquisitions of Douglas Propane Gas Company, Inc. and Morris Propane Service, Inc. added approximately 0.9 million gallons to our sales volume for fiscal 2009. These acquisitions were not included in our fiscal 2008 operations. In addition, we began our retail propane operation through our acquisition of Propane Central in July 2007 and made four other propane acquisitions during fiscal 2008. These acquisitions benefited our operation for all of fiscal 2009, while being included in fiscal 2008 operations for less than 12 months. The most significant fiscal 2008 acquisition was Propane Central which was included in our fiscal 2008 operation for nine months.

          The following table compares the operating results of our retail propane segment for the periods indicated:

	Year Ended March 31,
	2009	2008	Change
	(in thousands)
Propane sales	$28,518	$17,065	$11,453
Service and rental income	1,143	592	551
Parts and fittings sales	587	382	205
Cost of sales	(21,612)	(12,970)	(8,642)

Gross margin	8,636	5,069	3,567
Operating expenses	5,664	3,025	2,639
General and administrative expenses	994	556	438
Depreciation and amortization	1,453	663	790

Segment operating income	$525	$825	$(300)

          Revenues.    Revenues from retail propane sales were $28.5 million for fiscal 2009, an increase of $11.5 million, or 67.1%, compared to $17.0 million for fiscal 2008. The increased sales resulted from the effect of both a volume increase and an average sale price increase. The increased propane volumes were primarily due to the effect of fiscal 2008 and fiscal 2009 acquisitions. For fiscal 2009, our average sale price was $2.03 per gallon, compared to $1.87 in fiscal 2008, resulting in a revenue increase of approximately $1.5 million. Our sales volume increases resulted in increased revenue of approximately $10.0 million, resulting in an increase of $11.5 million. The average sale price increase is due to our ability to maintain our prices during the period of declining spot propane prices during fiscal 2009.

          The increases in our service revenues and parts and fittings sales are due primarily to revenues from the acquisitions during fiscal 2009 and fiscal 2008.

          Cost of Sales.    Our retail propane segment cost of sales increased $8.6 million during fiscal 2009 as compared to cost of sales of $13.0 million during fiscal 2008. This increase is due primarily to an increased cost of propane sales of $8.5 in fiscal 2009. The increased total cost of propane sales is due to the impact of volume increases, approximately $7.4 million, and the effect of an increased product cost of $0.12 per gallon, approximately $1.1 million.

          Gross Margin.    The realized gross margin of our retail propane segment increased $3.6 million in fiscal 2009 over the realized margin of $5.1 million during fiscal 2008. This increase is due primarily to the impact of fiscal 2009 acquisitions and the effect of a full year of operations in fiscal 2009 from the fiscal 2008 acquisitions, compared to approximately nine months in fiscal 2008. During fiscal 2009, our per-gallon gross margin on propane sales increased $.04, from $0.48 in fiscal 2008 to $0.52 in fiscal 2009. Propane prices increased significantly, with significant fluctuation, during fiscal 2008 as compared to fiscal 2009. As a result, we were able to pass on our increased costs to our customers without having to reduce our sales prices as quickly when prices declined in fiscal 2009, resulting in an overall increased margin both in terms of dollars and on a per gallon basis.

          Operating Expenses.    Operating expenses of the retail propane segment increased by $2.6 million in fiscal 2009 as compared to the fiscal 2008 level of $3.0 million. This increase is due primarily to the impact of the fiscal 2009 and fiscal 2008 acquisitions. The principal cost increases were increased compensation expense of $1.5 million, increased insurance costs of $477,000 and increased vehicle expenses of $483,000, all of which are due to the increased number of personnel and vehicles as a result of the acquisitions.

          General and Administrative Expenses.    Our retail propane segment general and administrative expenses increased $438,000 from fiscal 2008 expenses of $556,000. This increase is also due to the effect of the fiscal 2009 and fiscal 2008 acquisitions. The principal cost increases were $284,000 for office rental and expenses, $43,000 for data processing costs and $75,000 for taxes other than income, all of which relate to the increased number of customer service locations added as a result of our acquisitions.

          Depreciation and Amortization.    Depreciation and amortization expense of the retail propane segment in fiscal 2010 increased $790,000 over the total depreciation and amortization expense of $663,000 in fiscal 2008. This increase is due to the increased costs of property, equipment and intangible assets as a result of our fiscal 2009 acquisitions, plus the effect of a full year of depreciation and amortization in fiscal 2009 from our fiscal 2008 acquisitions, as compared to approximately nine months in fiscal 2008.

          Operating Income.    Our operating income from the retail propane segment was $525,000 in fiscal 2009 as compared to $825,000 in fiscal 2008, a decrease of $300,000. The overall decrease in operating income is due to our operating and general and administrative cost increases exceeding our increased gross margin from increased volumes and increased average sale prices in excess of our increased per gallon product costs.

        Wholesale Supply and Marketing

          The following table compares the operating results of our wholesale supply and marketing segment for the periods indicated:

	Year Ended March 31,
	2009	2008	Change
	(in thousands)
Wholesale supply sales	$730,474	$853,488	$(123,014)
Storage revenues	1,741	723	1,018
Cost of sales	(715,114)	(845,702)	(130,588)

Gross margin	17,101	8,509	8,592
Operating expenses	5,343	4,503	840
General and administrative expenses	1,027	966	61
Depreciation and amortization	200	188	12

Segment operating income	$10,531	$2,852	$7,679

          Revenues.    Revenues from wholesale propane and other natural gas liquids sales were $730.5 million in fiscal 2009, a decrease of $123.0 million, or 14.4%, from $853.5 million in fiscal 2008. The decrease in revenues from the sale of propane and other natural gas liquids was due to both a decrease in our average sales price and a decrease in volumes. During fiscal 2009, our average sales price for propane and other liquids was $1.28 per gallon as compared to $1.43 per gallon during fiscal 2008. This decline was due to the significant decrease in the propane spot price during fiscal 2009 from the levels reached during fiscal 2008. The decline in the average sale price resulted in a decrease of $34.6 million in our sales revenues. The volume decrease resulted in decreased revenue of $88.4 million.

          Due to the increased volume of pre-sale arrangements, our storage revenues increased during fiscal 2009. We also increased our storage fee per gallon during fiscal 2009 because of storage fee increases by our competitors at Conway and other locations. The impact of these actions was an increase of our storage revenues of $1.0 million in fiscal 2009 over the storage revenues we realized in fiscal 2008 of $723,000.

          Cost of Sales.    The cost of sales for our wholesale supply and marketing segment decreased $130.6 million during fiscal 2009 from fiscal 2008 cost of sales of $845.7 million. This decrease in cost of sales is due to both a reduction in volumes sold and a decline in our average cost of propane. The volume reduction resulted in a decrease of $33.9 million in cost of sales. Our average per gallon cost of propane and other natural gas liquids decreased to $1.26 in fiscal 2009 from $1.42 in fiscal 2008. The decrease in cost per gallon is reflective of the changes that occurred in the spot propane market in fiscal 2009 as compared to fiscal 2008. The decrease in our propane cost resulting from the decline in the spot price of propane was partially offset by an increased cost of sales due to a writedown we recorded for our year end propane inventory valuation of approximately $5.3 million. This writedown was required due to the significant reduction in the price of propane at March 31, 2009 as compared to the prices we paid for wholesale inventories during fiscal 2008 and fiscal 2009. The propane spot price at March 31, 2009 for Conway, Kansas, for example, was $0.6475 per gallon, as compared to the year end price of $1.4588 for fiscal 2008. Our accounting policy is to value our wholesale supply and marketing segment propane inventories at lower of cost or market, and at year end (or at an interim date if we believe prices will not recover by year end), we will record a charge to cost of sales if our inventory cost exceeds the market price. No such writedowns were required during fiscal 2008.

          Gross Margin.    Gross margins in our wholesale supply and marketing segment improved significantly during fiscal 2009 over our margins in fiscal 2008, both in total and on a per gallon basis. Overall, our gross margin increased $8.6 million, due to an increase in storage revenues of $1.0 million and an increased margin on sales of propane and other natural gas liquids of $7.6 million. The margin increase on product sales resulted from our ability to pass on more of our cost to our wholesale customers during fiscal 2009 than we did in fiscal 2008. This was due in large part to the pre-sale agreements we were able to execute. During fiscal 2009, our margin per gallon sold was $0.027, compared to $0.013 during fiscal 2008. Fiscal 2009 was an extraordinary period during which we were able to expand our margins as a result of the significant price fluctuations experienced in fiscal 2008, followed by the significant reductions in fiscal 2009, particularly when compared to more historical price trends.

          Operating Expenses.    Operating expenses in fiscal 2009 of our wholesale supply and marketing segment increased $840,000 over the $4.5 million of operating expenses in fiscal 2008. This increase is due entirely to an increase in the bonuses paid to our wholesale employee group of $1.0 million over the fiscal 2008 bonuses of $432,000. The increased bonuses was the result of the significant pre-bonus operating income of the wholesale supply and marketing segment. The increase resulting from the increased bonus payment was reduced by the impact of a decrease in compensation expense resulting from a reduction in our employee headcount in the wholesale supply and marketing segment during fiscal 2009.

          General and Administrative Expenses.    The increase in general and administrative expense of the wholesale supply and marketing segment of $61,000 in fiscal 2009 over the expense of $1.0 million in fiscal 2008 is due primarily to an increase in taxes other than income.

          Operating Income.    The operating income we realized in the wholesale supply and marketing segment during fiscal 2009 was $7.7 million greater than the $2.8 million operating income we realized during fiscal 2008. The increase was due to the impact of a significant increase in our gross margin in excess of the increased segment operating and general and administrative expenses. Fiscal 2009 was unusual due to the sudden and dramatic changes in propane prices that occurred during fiscal 2008 and fiscal 2009. Spot propane prices increased suddenly and significantly to record-setting levels during fiscal 2008, then just as suddenly and dramatically declined during fiscal 2009, particularly during the last quarter of fiscal 2009. As a result, we were able to successfully improve our per gallon margins during fiscal 2009. We would expect our margins in the future, however, to be similar to the per gallon margins we realized during fiscal 2008.

        Midstream

          The following table compares the operating results of our midstream segment for the periods indicated:

	Year Ended March 31,
	2009	2008	Change
	(in thousands)
Operating revenues	$3,259	$3,055	$204
Cost of sales	(423)	(397)	(26)

Gross margin	2,836	2,658	178
Other operating expenses	67	80	(13)
General and administrative expenses	280	76	204
Depreciation and amortization	837	853	(16)

Segment operating income	$1,652	$1,649	$3

          Revenues.    Our midstream segment operating revenues increased $204,000 during fiscal 2009 over fiscal 2008 operating revenues of $3.1 million. During fiscal 2009 and fiscal 2008, we did not adjust the fee structure we use for our terminal operations. Therefore, the increased revenue is due entirely to an increase in throughput at our terminals. Our U.S. terminals generated revenues of $3.0 million in fiscal 2009, compared to $2.8 million in fiscal 2008, while revenues in our Canada terminal were $242,000 in fiscal 2009 compared to $237,000 in fiscal 2008.

          Cost of Sales.    Our midstream segment cost of sales increased $26,000 in fiscal 2009 over the $397,000 cost of sales for fiscal 2008. This increase is due to increased charges under our operating and maintenance agreement of our U.S. terminals with a third party. That contract is subject to an annual escalation factor during the ten-year primary term of approximately 2.5%.

          Gross Margin.    The midstream segment gross margin in fiscal 2009 increased by $178,000 over the $2.7 million margin we realized during fiscal 2008. The increase is due to the effect of increased revenues from increased throughput exceeding the increased costs under the third party operating agreement for our U.S. terminals.

          General and Administrative Expenses.    The general and administrative expenses of our midstream segment increased $204,000 during fiscal 2009 as compared to fiscal 2008 expenses of $76,000. This increase is due to the impact of foreign currency transaction exchange gains and losses for our Canadian operation where the Canadian dollar is the functional currency. During fiscal 2008, we realized net currency exchange gains of $75,000, compared to exchange losses during fiscal 2009 of $128,000, a net effect of $203,000.

Six Months Ended September 30, 2010 Compared to Six Months Ended September 30, 2009

Volumes Sold or Throughput

          The following table summarizes the volume of gallons sold by our retail propane and wholesale supply and marketing segments and the throughput volume for our midstream segment for the six months ended September 30, 2010 and 2009:

	Six Months Ended September 30,		Change
Segment	2010	2009	In Units	Percent
	(gallons in thousands)
Retail propane	3,747	3,795	(48)	(1.3)%
Wholesale supply and marketing	258,430	236,951	21,479	9.1%
Midstream	43,704	45,869	(2,165)	(4.7)%

Total	305,881	286,615	19,266	6.7%

          Our retail propane volumes decreased 1.3% primarily due to the change in weather conditions. In our Kansas service area, it was 42% warmer during the six months ended September 30, 2010 compared to the same period in 2009. In our Georgia service area, it was approximately 74.6% warmer based on heating degree days than during the same period in 2009. The volume decrease from warmer weather was offset by the increased volume from our Reliance acquisition which was included in our operations for only two months in the full six months in 2009 versus the full six months in 2010.

          Our wholesale supply and marketing volumes increased by 21.5 million gallons (9.1%) over the six month 2009 volumes of 236.9 million gallons. Our wholesale supply and marketing volumes include those volumes we sell through transport truck and rail and the volumes we sell at a lesser margin through ownership transfers of propane held in storage to mitigate storage costs for product we are required to purchase during the off season. The overall increase in volumes for the six months ended September 30, 2010 is due to an increase in our product transfer sales. Sales of other natural gas liquids to refiners increased 5.6 million gallons during the six months ended September 30, 2010 compared to the same period in 2009, and our propane product transfer sales increased by approximately 25.7 million gallons in the six months ended September 30, 2010 as compared to the comparable six month period in 2009. The increased volumes from product transfer offset the reduction in volume we experienced as a result of the warmer weather conditions in the six month 2010 time period.

          Our midstream terminal throughput volumes declined by approximately 2.2 million gallons during the six months ended September 30, 2010 as compared to the same period in 2009. This decrease is due to decreased crop drying demand for propane and a short-term reduction in the volume of available propane supply we could ship through the Blue Line pipeline during the period resulting from the shutdown of a refinery for expansion activities.

Operating Income by Segment

          Our operating income (loss) by segment is as follows for the six months ended September 30, 2010 and 2009:

	Six Months Ended September 30,
Segment	2010	2009	Change
	(in thousands)
Retail propane	$(2,569)	$(1,496)	$(1,073)
Wholesale supply and marketing	567	361	206
Midstream	298	492	(194)
Corporate general and administrative expenses	(2,091)	(885)	(1,206)

Total	$(3,795)	$(1,528)	$(2,267)

          The increase of $1.2 million in corporate general and administrative expenses during the six months ended September 30, 2010 is due primarily to compensation expenses and legal and accounting costs incurred in connection with the formation of and contribution of assets to NGL Energy Partners LP.

  Retail Propane

          The following table compares the operating results of our retail propane segment for the periods indicated:

	Six Months Ended September 30,
	2010	2009	Change
	(in thousands)
Propane sales	$6,128	$5,751	$377
Service and rental income	484	458	26
Parts and fittings sales	256	168	88
Cost of sales	(4,749)	(3,479)	(1,270)

Gross margin	2,119	2,898	(779)
Operating expenses	3,330	3,037	293
General and administrative expenses	488	501	(13)
Depreciation and amortization	870	856	14

Segment operating income	$(2,569)	$(1,496)	$(1,073)

          Revenues.    Our retail propane sales for the six months ended September 30, 2010 increased $377,000 over the sales for the six months ended September 30, 2009 of $5.8 million. This increase is due primarily to higher sales prices, offset by reductions in our sales volume due to warmer weather. During the six month 2010 time period, our average sales price was $1.64 per gallon, compared to the average sales price of $1.52 in the six month 2009 time period. This increase is due primarily to the increase in the spot propane prices during the six months ended September 30, 2010. For the Conway, Kansas propane hub, for example, the propane spot price at September 30, 2010 was $1.1625 per gallon, compared to the March 31, 2010 closing price of $1.0625 per gallon and $0.875 per gallon at September 30, 2009. The impact of this price increase was an increase of $455,000 in our propane sales revenue for the period. The decrease in our retail propane sales volume resulted in a decrease in our revenue of approximately $78,000.

          The increased service revenues and sales of parts and fittings are due to the 2009 Reliance acquisition being included for only two months in the full six months in 2009 as compared to the full six months in 2010.

          Cost of Sales.    Our retail propane segment total cost of sales increased $1.3 million during the six months ended September 30, 2010, due primarily to an increase of $1.1 million in our cost of propane sales. The cost of propane sales for the six month period in 2010 was $4.5 million, compared to $3.4 million for the same period in 2009, an increase of $1.1 million. This increase is due primarily to the increase in propane prices. Our cost of propane sales for the six month period ended September 30, 2010 was $1.20 per gallon, compared to $0.90 during the same period in 2009.

          Gross Margin.    Our retail propane segment gross margin decreased $779,000 during the six months ended September 30, 2010 as compared to our gross margin of $2.9 million during the same period in 2009. This decrease is due primarily to our inability to pass on to our customers the full effect of the increase in propane prices during the period. Our gross margin per gallon for the six month period in 2010 was $0.44, compared to $0.62 for the same period in 2009. This resulted in a decrease of $670,000 in our gross margin. Decreased volumes resulted in a decrease in our gross margin of $30,000.

          Operating Expenses.    Operating expenses of the retail propane segment increased $293,000 during the six months ended September 30, 2010 as compared to the same period in 2009. This increase is due primarily as a result of the Reliance acquisition in August 2009. That acquisition was included in our six month 2009 operations for two months as compared to the full six months in 2010. The increase results from increased compensation costs and vehicle expenses.

  Wholesale Supply and Marketing

          The following table compares the operating results of our wholesale supply and marketing segment for the periods indicated:

	Six Months Ended September 30,
	2010	2009	Change
	(in thousands)
Wholesale supply sales	$315,364	$195,666	$119,698
Storage revenues	959	1,187	(228)
Cost of sales	(313,259)	(194,409)	(118,850)

Gross margin	3,064	2,444	620
Operating expenses	1,859	1,444	415
General and administrative expenses	540	468	72
Depreciation and amortization	98	171	(73)

Segment operating income	$567	$361	$206

          Revenues.    Revenues from our wholesale supply and marketing segment sales of propane and other natural gas liquids during the six months ended September 30, 2010 increased $119.7 million over the revenues for the six months ended September 30, 2009 of $195.7 million. This increase is due to the impact of both increased volume and average sale price per gallon sold. Our volumes increased by 21.5 million gallons. This increase resulted in an increase in our sales revenues of approximately $26.2 million. Our average sales price was $1.22 per gallon for the 2010 time period, compared to $0.83 for the same six month period in 2009. The increase was due to the overall increase in the spot propane prices in the six months ended September 30, 2010. The sales price increase resulted in an increase in our wholesale supply and marketing segment revenue of approximately $93.5 million.

          Our storage revenues for the six months ended September 30, 2010 decreased $228,000 from our storage revenues of $1.2 million during the same time period in 2009. This decrease is primarily due to the impact of two of our wholesale customers executing fewer pre-sale agreements during 2010 as compared to their 2009 activity. This resulted in fewer volumes of propane in storage for customers, and therefore, reduced storage revenues.

          Cost of Sales.    Our wholesale supply and marketing segment cost of sales increased $118.8 million during the six months ended September 30, 2010 as compared to our cost of sales of $194.4 million during the same period in 2009. This increase is also due to the impact of increased volumes and the increase in the spot price of propane during the period. The increased volumes resulted in an increase to our cost of sales of $26.0 million. The spot propane price increase resulted in an increased cost of sales of $92.8 million. On a per gallon basis, our cost of sales was $1.21 for the 2010 time period, compared to $0.82 in the same six month period in 2009, an increase of $0.39 per gallon. This increase was equal to the per gallon increase in our sales price in 2010 as compared to 2009.

          Gross Margin.    Overall for the six months ended September 30, 2010, our wholesale supply and marketing segment gross margin increased $620,000 over our margin of $2.4 million during the six months ended September 30, 2009. This margin increase consisted of an increased margin from sales revenues of $849,000, reduced by a reduction in our storage revenues of $228,000. The increased margin from propane sales was due to increased volume. Our margin per gallon averaged $.01 for both periods as we were able to successfully pass on to our wholesale customers the impact of the increase in the spot propane price during the 2010 time period.

          Operating Expenses.    Our wholesale supply and marketing operating expenses increased $415,000 during the six months ended September 30, 2010 as compared to the same period in 2009. This increase is due primarily to an increase in compensation and other related personnel costs from an increase of our personnel and the increased use of outside consultants for our wholesale operations.

          General and Administrative Expenses.    Our wholesale supply and marketing segment general and administrative expenses increased $72,000 during the six months ended September 30, 2010 as compared to the same period in 2009 due to an increase in taxes other than income of $99,000, reduced by a decrease in general office expenses of $27,000.

          Depreciation and Amortization.    The decrease of $73,000 in depreciation and amortization expense of the wholesale supply and marketing segment during the six months ended September 30, 2010 is due to the impact of an insignificant change in estimate recorded during the six months ended September 30, 2009.

  Midstream

          The following table compares the operating results of our midstream segment for the periods indicated:

	Six Months Ended September 30,
	2010	2009	Change
	(in thousands)
Operating revenues	$1,046	$1,106	$(60)
Cost of sales	(194)	(192)	(2)

Gross margin	852	914	(62)
Other operating expenses	42	33	9
General and administrative expenses	91	(26)	117
Depreciation and amortization	421	415	6

Segment operating income	$298	$492	$(194)

          Revenues.    Operating revenues of our midstream segment decreased $60,000 during the six months ended September 30, 2010 as compared to the same period in 2009. This reduction is due to the reduced throughput volumes at our terminals.

          Gross Margin.    The reduction of $62,000 in our midstream segment gross margin is due to the effect of reduced throughput volumes during the six months ended September 30, 2010 as compared to the same period in 2009.

          General and Administrative Expenses.    Our midstream segment general and administrative expenses increased $117,000 during the six months ended September 30, 2010 as compared to the same period in 2009 due to the foreign currency transaction losses realized during that period of $8,000, as compared to foreign currency transaction gains realized in 2009 of $101,000, an increased expense of $119,000.

          Segment Operating Income.    Operating income of our midstream segment decreased from $492,000 during the six months ended September 30, 2009 to $298,000 during the same period in 2010. This decrease is due to the impact of reduced revenues from the decrease in our terminal throughput volume and the impact of foreign currency transaction losses realized in our Canada terminal operations.

Seasonality

          Seasonality impacts all of our segments, but the most significant impact is on our retail propane segment. A large portion of our retail propane operation is in the residential market where propane is used primarily for heating. During the three-year period ended March 31, 2010, approximately 75% of our retail propane volume was sold during the peak heating season from October through March. Consequently, sales, operating profits and positive operating cash flows are generated mostly in the third and fourth quarters of each fiscal year. We have historically realized operating losses and negative operating cash flows during our first and second fiscal quarters. See " — Liquidity, Sources of Capital and Capital Resource Activities — Cash Flows."

Liquidity, Sources of Capital and Capital Resource Activities

          Our principal sources of liquidity and capital are the cash flows from our operations and borrowings under our revolving credit facility. Our cash flows from operations are discussed below.

          Our borrowing needs vary significantly during the year due to the seasonal nature of our business. Our greatest borrowing needs occur during the period of April through September, the periods when the cash flows from our retail and wholesale propane operations are reduced. Our needs also increase during those periods when we are building our physical propane inventories in anticipation of the heating season and to help us establish a fixed margin for a percentage of our wholesale and retail sales under fixed price sales agreements. Our borrowing needs decline during the period of October through March when the cash flows from our retail and wholesale propane operations are the greatest.

          Under our partnership agreement, we are required to make distributions in an amount equal to all of our available cash, no more than 45 days after the end of each fiscal quarter to holders of record on the applicable record dates. Available cash generally means all cash on hand at the end of the respective fiscal quarter less the amount of cash reserves established by our general partner in its reasonable discretion for future cash requirements. These reserves are retained for the proper conduct of our business, debt principal and interest payments and for distributions to our unitholders during the next four quarters. Our general partner reviews the level of available cash on a quarterly basis based upon information provided by management.

          Following this offering, we believe that our anticipated cash flows from operations and the borrowing capacity under our revolving credit facility will be sufficient to meet our liquidity needs for the next 12 months. If our plans or assumptions change or are inaccurate, or we make acquisitions, we may need to raise additional capital. While global financial markets and economic conditions have been disrupted and volatile in the past, the conditions have improved recently. However, we cannot give any assurances that we can raise additional capital to meet these needs. Commitments or expenditures, if any, we may make toward any acquisition projects are at our discretion.

Revolving Credit Facility

          On October 14, 2010, we and our subsidiaries entered into a $180.0 million revolving credit facility. The revolving credit facility, as amended in February 2011, provides for a total credit facility of $180.0 million, represented by an acquisition revolving commitment of $130.0 million and a working capital revolving commitment of $50.0 million. Borrowings under the working capital revolving commitment are subject to a defined borrowing base. The borrowing base is determined in part by reference to certain trade position reports and mark-to-market reports delivered to the administrative agent and is subject to immediate adjustment for reductions in certain components of those reports. A reduction to the borrowing base could require us to repay indebtedness in excess of the borrowing base. The working capital revolving commitment allows for letter of credit advances of up to $50.0 million and swingline loans of up to $5.0 million.

          Our revolving credit facility has a final maturity on October 14, 2014. In addition to customary mandatory prepayment restrictions, we must (i) once a year, between March 31 and September 30, prepay the outstanding working capital revolving loans and collateralize outstanding letters of credit in order to reduce the total working capital borrowings to less than $10.0 million for 30 consecutive days and (ii) until this offering is complete, on or before October 14 each year, we must repay outstanding principal amounts of the acquisition revolving loans by at least $7.5 million.

          Borrowings under our revolving credit facility bear interest at designated interest rates depending on the computed "leverage ratio," which is the ratio of total indebtedness (as defined) at any determination date to consolidated EBITDA for the period of the four fiscal quarters most recently ended. Interest is payable quarterly. The initial interest rates vary at LIBOR plus 3% to 3.75% for any LIBOR borrowings and the bank's prime rate plus 2% to 2.75% for any base rate borrowings, in each case depending upon the leverage ratio. The interest rate increments will be adjusted upward by 0.25% in the event we have not completed a public or private equity offering of at least $50.0 million by April 14, 2011.

          Our revolving credit facility contains various covenants limiting our ability to (subject to certain exceptions), among other things:

  •
  incur other indebtedness (other than permitted debt as defined in the credit facility);

  •
  grant or incur liens on our property;

  •
  create or incur any contingent obligations;

  •
  make investments, loans and acquisitions;

  •
  enter into a merger, consolidation or sale of assets;

  •
  change the nature of our business or change the name or place of our business;

  •
  pay dividends or make distributions if we are in default under the revolving credit facility or in excess of available cash; and

  •
  prepay, redeem, defease or otherwise acquire any permitted subordinated debt or make certain amendments to permitted subordinated debt.

          Our revolving credit facility further indicates that our "leverage ratio" cannot exceed 4.25 to 1.0 at any quarter end. This limit will vary based on whether we complete a public or private equity offering. At September 30, 2010, our ratio of total funded debt to consolidated EBITDA was 3.39 to 1.0.

          Our revolving credit facility includes customary events of default.

          At September 30, 2010, we were in compliance with all debt covenants to our credit facilities.

Cash Flows

          The following summarizes the sources of our cash flows for the fiscal years ended March 31, 2010, 2009 and 2008 and for the six months ended September 30, 2010 and 2009:

	For the Year Ended March 31,			For the Six Months Ended September 31,
Cash Flows Provided by (Used In):	2010	2009	2008	2010	2009
	(in thousands)
Operating activities, before changes in operating assets and liabilities	$9,036	$16,598	$4,840	$(3,116)	$(90)
Changes in operating assets and liabilities	(1,556)	5,861	(15,771)	(27,770)	(20,011)

Operating activities	$7,480	$22,459	$(10,931)	$(30,886)	$(20,101)
Investing activities	(2,833)	(3,281)	(6,242)	174	(2,308)
Financing activities	(834)	(7,117)	12,283	10,457	6,996

          Operating activities.    The seasonality of our retail propane business, and to an extent, our wholesale supply and marketing business, has a significant effect on our cash flows from operating activities. The changes in our operating assets and liabilities caused by the seasonality of our retail and wholesale propane business also have a significant impact on our net cash flows from operating activities, as is demonstrated in the table above. Increases in propane prices will tend to result in reduced operating cash flows due to the need to use more cash to fund increases in propane inventories, and propane price decreases tend to increase our operating cash flow due to lower cash requirements to fund increases in propane inventories.

          In general, our operating cash flows are greatest during our third and fourth fiscal quarters when our operating income levels are highest and customers pay for propane consumed during the heating season months. Conversely, our operating cash flows are generally at their lowest levels during our first and second fiscal quarters, or the six months ending September 30, when we are building our inventory levels for the upcoming heating season. We will generally borrow under our revolving credit facility to supplement our operating cash flows as necessary during our first and second quarters. The table above reflects the general trend in each of the periods with the exception of fiscal year ended 2008. During that fiscal year, we experienced a decline in our operating cash flows that was due in a large part to the impact of the significant, and rapid, increase in propane prices during the period of October 2007 through February 2008, which resulted in a build-up of our receivables and inventory levels. Propane prices declined significantly during the period of August 2008 to December 2009, which resulted in a substantial improvement in our operating cash flows as a result of less cash requirements to fund changes in working capital, primarily accounts receivable and inventories, thereby resulting in a significant increase in our operating cash flows for fiscal 2009 and an improvement in our cash flows from operating activities during our six months ended September 30, 2009 as compared to the first six months of fiscal 2010.

          Investing activities.    Our cash flows from investing activities are primarily impacted by our capital expenditures. In periods where we are engaged in significant acquisitions, such as during each of our fiscal years 2008 through 2010 and during the six months ended September 30, 2009, we will generally realize negative cash flows in investing activities, which, depending on our cash flows from operating activities, may require us to increase the borrowings under our revolving credit facility, such as during fiscal 2008. However, we were able to reduce our net borrowings during fiscal 2009 because of the significant increase in our operating cash flows.

          Financing activities.    Changes in our cash flow from financing activities historically have been due to advances from and repayments of our revolving credit facility, either to fund our operating or investing requirements. In periods where our cash flows from operating activities are reduced (such as during our first and second fiscal quarters), we fund the cash flow deficits through our revolving credit facility. Cash flows required by our investing activities in excess of cash available through our operating activities have historically been funded by our acquisition credit facility. In the table above, we had positive cash flows from financing activities due to the increase in our debt levels to fund our negative cash flows from operating activities during fiscal 2008 and during the six months ended September 30, 2010 and 2009. We were able to reduce our debt levels during fiscal 2009 due to the substantial increase in our operating cash flows.

          With the exception of the six months ended September 30, 2010, our investing cash flows to fund distributions to our shareholders were not substantial. We made distributions to our preferred stockholder each year as required. We made a $7.0 million distribution to the owners of our common stock during the six months ended September 30, 2010 in advance of our formation transactions. Such distribution and the negative cash flows realized from our operating activities for such time period required us to increase our borrowings under our revolving credit facility. We expect our distributions to owners to increase in future periods under the terms of our partnership agreement. To the extent our cash flows from operating activities are not sufficient to finance our required distributions, we may be required to increase the borrowings under our revolving credit facility.

 Contractual Obligations

          The following table summarizes our contractual obligations as of December 31, 2010 for the remainder of our fiscal year ending March 31, 2011 and our fiscal years ending thereafter:

		For the Year Ended March 31,				After March 31,
	Total	2011	2012	2013	2014	2014
	(in thousands)
Principal and interest to be paid on outstanding long-term debt(1)	$82,818	$978	$3,910	$3,910	$3,910	$70,110
Capital lease obligations	551	32	129	130	130	130
Standby letters of credit	699	699	—	—	—	—
Future estimated payments under terminal operating agreements	2,151	85	342	345	345	1,034
Storage leases	629	161	468	—	—	—
Future minimum lease payments under other noncancelable operating leases	1,293	108	416	389	308	72
Fixed price commodity purchase commitments(2)	56,522	43,846	12,676	—	—	—
Index priced commodity purchase commitments(2)(3)	122,449	63,779	58,670	—	—	—

Total contractual obligations	$183,743	$109,656	$72,572	$4,644	$4,563	$71,216

Gallons under fixed-price commitments	46,326	34,986	11,340	—	—	—
Gallons under index-price commitments	97,755	46,744	51,011	—	—	—

(1)
The estimated principal and interest payments are based on the terms of our revolving credit facility and on our average interest rate of 5.75% at December 31, 2010.

(2)
At December 31, 2010, we had fixed priced and index priced sales contracts for approximately 62.9 million and 4.3 million gallons of propane, respectively.

(3)
Index prices based on a forward price curve as of December 31, 2010. A theoretical change of $0.10 per gallon in the underlying commodity price at December 31, 2010 would result in a change of approximately $9.8 million in the value of our index-based purchase commitments.

Off-Balance Sheet Arrangements

          We do not have any off-balance sheet arrangements that are expected to have an impact on our financial condition or results of operations other than the operating leases we have executed.

Environmental Legislation

          Please see "Business — Government Regulation — Greenhouse Gas Regulation" for a discussion of proposed environmental legislation and regulations that, if enacted, could result in increased compliance and operating costs. However, at this time we cannot predict the structure or outcome of any future legislation or regulations or the eventual cost we could incur in compliance.

Recent Accounting Pronouncements

          FASB Accounting Standards Codification Subtopic 260-10, or ASC 260-10, originally issued as FSP EITF Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," was ratified in June 2008 and applies to the calculation of earnings per share. ASC 260-10 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. We adopted ASC 260-10 in our fiscal year 2010. The adoption of ASC 260-10 did not have a significant impact on our earnings per share calculation since we did not have any share-based compensation awards that represented "participating securities."

 Critical Accounting Policies

          The preparation of financial statements and related disclosures in compliance with GAAP requires the selection and application of appropriate accounting principles to the relevant facts and circumstances of the Partnership's operations and the use of estimates made by management. We have identified the following critical accounting policies that are most important to the portrayal of our financial condition and results of operations. Changes in these policies could have a material effect on the financial statements. The application of these accounting policies necessarily requires our most subjective or complex judgments regarding estimates and projected outcomes of future events which could have a material impact on the financial statements.

Revenue Recognition

          Sales of propane and other natural gas liquids in our retail propane and wholesale supply and marketing operations are recognized at the time product is shipped or delivered to the customer. Revenue from the sale of propane fittings and parts is recognized at the later of the time of sale or installation. Propane service revenues are recognized upon completion of the service. Tank rental revenues are recognized over the period of the rental. Storage revenue is recognized during the period in which storage services are provided. Terminal operating revenues are recorded at the point of product throughput.

Impairment of Goodwill and Long-Lived Assets

          Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so.

          We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. We completed the valuation of each of our reporting units and determined no impairment existed as of March 31, 2010. The valuation of our reporting units requires us to make certain assumptions as relates to future operations. When evaluating operating performance, various factors are considered such as current and changing economic conditions and the commodity price environment, among others. If the growth assumptions embodied in the current year impairment testing prove inaccurate, we could incur an impairment charge. A 57% decrease in the estimated future cash flows and a 12% increase in the discount rate used in our impairment analysis would not have indicated a potential impairment of any of our intangible assets. To date, we have not recognized any impairment on assets we have acquired.

Asset Retirement Obligation

          We are required to recognize the fair value of a liability for an asset retirement obligation when it is incurred (generally in the period in which we acquire, construct or install an asset) if a reasonable estimate of fair value can be made. If a reasonable estimate cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made.

          In order to determine fair value of such liability, we must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free interest rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. These estimates and assumptions are very subjective and can vary over time.

          We have determined that we are obligated by contractual or regulatory requirements to remove certain of our assets or perform other remediation of the sites where such assets are located upon the retirement of those assets. However, the fair value of our asset retirement obligation cannot currently be reasonably estimated because the settlement dates are indeterminate. We will record an asset retirement obligation in the periods in which we can reasonably determine the settlement dates.

Depreciation Methods and Estimated Useful Lives of Property, Plant and Equipment

          Depreciation expense represents the systematic and rational write-off of the cost of our property and equipment, net of residual or salvage value (if any), to the results of operations for the quarterly and annual periods the assets are used. We depreciate the majority of our property and equipment using the straight-line method, which results in our recording depreciation expense evenly over the estimated life of the individual asset. The estimate of depreciation expense requires us to make assumptions regarding the useful economic lives and residual values of our assets. At the time we acquire and place our property and equipment in service, we develop assumptions about such lives and residual values that we believe are reasonable; however, circumstances may develop that could require us to change these assumptions in future periods, which would change our depreciation expense amounts prospectively. Examples of such circumstances include changes in laws and regulations that limit the estimated economic life of an asset; changes in technology that render an asset obsolete; or changes in expected salvage values.

          The net book value of our property, plant and equipment was $28.7 million and $27.8 million at March 31, 2010 and 2009, respectively, and $27.9 million at September 30, 2010. We recorded depreciation expense of $2.2 million, $1.8 million and $1.4 million for the years ended March 31, 2010, 2009 and 2008, respectively, and $1.0 million and $1.0 million for the six months ended September 30, 2010 and 2009.

          For additional information regarding our property and equipment, see Notes 2 and 6 of the Notes to Consolidated Financial Statements for our March 31, 2010 consolidated financial statements included in this prospectus.

Purchase Price Allocations

          We have made in the past, and expect to make in the future, acquisitions of other businesses. In accordance with generally accepted accounting principles for business combinations, we recorded business combinations using a method known as the "acquisition method" in which the various assets acquired and liabilities assumed are recorded at their estimated fair value. Fair values of assets acquired and liabilities assumed are based upon available information and may involve us engaging an independent third party to perform an appraisal. Estimating fair values can be complex and subject to significant business judgment. We must also identify and include in the allocation all tangible and intangible assets acquired that meet certain criteria, including assets that were not previously recorded by the acquired entity. The estimates most commonly involve property and equipment and intangible assets, including those with indefinite lives. The excess of purchase price over the fair value of acquired assets is recorded as goodwill which is not amortized but reviewed annually for impairment. Generally, we have, if necessary, up to one year from the acquisition date to finalize the purchase price allocation. The impact of subsequent changes to the identification of assets and liabilities may require a retroactive adjustment to previously reported financial position and results of operations.

Inventory

          Our inventory consists primarily of propane inventory we hold in storage facilities or in various common carrier pipelines. We value our inventory at the lower of cost or market, and our cost is determined based on the weighted average cost method. There may be periods during our fiscal year where the market price for propane on a per gallon basis would be less than our average cost. However, the accounting guidelines do not require us to record a writedown of our inventory at an interim period if we believe that the market values will recover by our year end of March 31. Propane prices fluctuate year to year, and during the interim periods within a year. Historically, the market prices as of March 31 have been in excess of our average cost. At March 31, 2009, however, due to the significant volatility of the propane market during fiscal 2008 and 2009, the market price per gallon was substantially less than the recorded average cost per gallon. As a result, we were required to record a writedown of our inventory, and such writedown was approximately $5.4 million, compared to a writedown we recorded at March 31, 2010 of $321,000. We are unable to control changes in the market value of propane and are unable to determine whether writedowns will be required in future periods. In addition, writedowns at interim periods could be required if we cannot conclude that market values will recover sufficiently by our year end.

Product Exchanges

          In our wholesale supply and marketing business, we frequently have exchange transactions with suppliers or customers in which we will deliver product volumes to them, or receive product volumes from them to be delivered back to us or from us in future periods, generally in the short-term (referred to as "product exchanges"). The settlements of exchange volumes are generally done through in-kind arrangements whereby settlement volumes are delivered at no cost, with the exception of location differentials. Such in-kind deliveries are ongoing and can take place over several months. We estimate the value of our current product exchange assets and liabilities using period end spot market prices plus or minus location differentials, which we believe represents the value of the exchange volumes at such date. Changes in product prices could impact our estimates.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

          As of September 30, 2010, substantially all of our long-term debt is variable-rate debt. Changes in interest rates impact the interest payments of our variable-rate debt but generally do not impact the fair value of the liability. Conversely, changes in interest rates impact the fair value of fixed-rate debt but do not impact their cash flows. The credit agreement we had at September 30, 2010 was paid in October 2010 and canceled using borrowings under our new revolving credit facility.

          Our revolving credit facility is also variable-rate debt with interest rates that are generally indexed to bank prime or LIBOR interest rates. As of December 31, 2010, we have outstanding borrowings of approximately $68.0 million on our revolving credit facility, at an average interest rate of 5.75%. A change in interest rates of 0.125% would result in an increase or decrease of our annual interest expense of approximately $85,000.

Commodity Price, and Credit Risk

          Our operations are subject to certain business risks, including commodity price risk and credit risk. Commodity price risk is the risk that the market value of propane and other natural gas liquids will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers or financial counterparties to a contract.

          We take an active role in managing and controlling commodity price and credit risks and have established control procedures, which we review on an ongoing basis. We monitor commodity price risk through a variety of techniques, including daily reporting of price changes to senior management. We attempt to minimize credit risk exposure through credit policies and periodic monitoring procedures as well as through customer deposits, restrictions on propane liftings, letters of credit and entering into netting agreements that allow for offsetting counterparty receivable and payable balances for certain financial transactions, as deemed appropriate. The principal counterparties associated with our operations as of March 31, 2010 and 2009 and September 30, 2010 were propane retailers, resellers, energy marketers, producers, refiners and dealers.

          The propane industry is a "margin-based" and "cost-plus" business in which gross profits depend on the differential of sales prices over supply costs. As a result, our profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost increases can significantly affect our realized margins. Sudden and extended wholesale price increases could reduce our gross margins and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

          We have engaged in derivative financial and other risk management transactions in the past, including various types of forward contracts, options, swaps and future contracts, to reduce the effect of price volatility on our product costs, protect the value of our inventory positions and to help ensure the availability of propane during periods of short supply. We attempt to balance our contractual portfolio by purchasing volumes when we have a matching purchase commitment from our wholesale and retail customers. We may experience net unbalanced positions from time to time which we believe to be immaterial in amount. In addition to our ongoing policy to maintain a balanced position, for accounting purposes we are required, on an ongoing basis, to track and report the market value of our derivative portfolio.

Fair Value

          The fair value of our open financial derivative contracts related to price risk management activities as of March 31, 2010, was an asset of $576,000 included in other current assets. The value of our open financial derivative contracts at September 30, 2010 was a liability of $537,000 included in accrued expenses and other payables.

          We use observable market values for determining the fair value of our trading instruments. In cases where actively quoted prices are not available, other external sources are used which incorporate information about commodity prices in actively quoted markets, quoted prices in less active markets and other market fundamental analysis.

 INDUSTRY

          Propane is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. Propane competes primarily with natural gas, electricity and fuel oil as an energy source principally on the basis of price, availability and portability.

          Propane can be either a liquid or a gas, depending on temperature and pressure. At normal atmospheric pressure and temperature, propane is a non-toxic, colorless and odorless gas. Under moderate pressure, propane becomes a liquid that vaporizes into a clean-burning gas when released from storage. An odorant, most often ethyl mercaptan, is added to commercial grade propane so that it can be readily detected in the event of a leak.

Production

          Propane is extracted from natural gas or oil wellhead gas at processing plants, separated from natural gas liquids at fractionation facilities or separated from crude oil during the refining process. About 90% of the propane that is consumed in the United States is produced at processing plants, fractionation facilities and refineries located in the United States. The remainder is imported, primarily from Canada via pipeline and rail car and from the North Sea, East Africa and the Middle East via ocean-going tanker.

Transportation and Storage

          Propane is transported from processing plants, fractionation facilities and refineries by pipeline, rail car, truck or ship to terminals and storage facilities. The primary mode of transporting propane within the United States is through approximately 70,000 miles of interstate pipelines. The pipeline system is most developed along the East Coast and the corridors between producing areas and petrochemical consumers along the Gulf Coast and the agricultural and industrial consumers in the Midwest. The upper Midwest is also served by two pipelines from Canada. Other modes of transportation include approximately 22,000 rail cars, 6,000 bulk highway transport trucks, 18,000 local bulk delivery trucks, 60 inland waterway barges, and several ocean-going tankers. Propane is usually transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution.

          Terminal operators and wholesalers own, lease or have access to propane storage facilities that receive supplies via pipeline, rail car, truck or ship. Generally, propane storage inventories increase during the spring and summer months for delivery to customers during the fall and winter heating season when propane demand is typically at its peak.

          There are three basic categories of storage for propane inventories: primary, secondary and tertiary. Primary storage consists of refinery, gas plant, pipeline and bulk terminal inventories held in propane storage facilities generally located near the major natural gas liquids production, processing and transportation hubs. These facilities usually consist of above-ground storage tanks, pressurized mines and underground salt caverns and are located primarily in Conway, Kansas and Mont Belvieu, Texas. Primary propane storage facilities are typically connected directly to major natural gas liquids pipelines and are capable of maintaining high delivery rates during peak demand periods.

          Secondary storage consists primarily of large above-ground tanks with propane storage capacity ranging from 6,000 to 30,000 gallons located at propane retailers across the United States. Tertiary storage consists of small above-ground tanks that typically have propane storage capacity ranging from 100 to 1,000 gallons located mostly at the point of consumption at residences, commercial establishments and other end user locations.

 Distribution

          Propane is supplied by wholesalers to retailers to be sold to various end users. At the direction of wholesalers, propane is transferred from a pipeline, rail car or marine terminal to customers' transport trucks or is stored in tanks located at propane terminals or in off-site storage facilities for future delivery to customers. Most propane terminals and storage facilities have a transport truck loading facility. Typically, retailers rely on independent trucking companies to pick up propane at the loading facility and transport it to secondary storage at the retailer's location. The capacity of transport trucks generally ranges from 9,500 to 12,500 gallons of propane.

          Locally, propane retailers fill their bulk delivery trucks from their secondary storage. The capacity of bulk delivery trucks generally ranges from 2,400 to 3,500 gallons of propane. The bulk delivery trucks then deliver propane to above-ground storage tanks at customer residences, commercial establishments and other end user locations. Retail customers who use only small amounts of propane each year, such as for outdoor grills, bring small portable tanks to convenience and hardware stores to be filled or to be exchanged for full ones. Propane used for forklift motor fuel is stored in small portable tanks that can either be filled at the end-user's site or exchanged for full tanks at the retailer's facility.

          The retail propane distribution industry is characterized by a large number of relatively small, independently owned and operated local retailers. Each year a significant number of these retailers sell their businesses for reasons that include, among others, retirement and estate planning. In addition, many small independent retailers choose to sell their companies rather than face the increasing governmental regulations and escalating capital requirements needed to replace fleet vehicles and acquire advanced, customer-oriented technologies used for routing, delivery forecasting and remote tank monitoring. Primarily as a result of these factors, as well as the fact that the retail propane industry is mature and overall demand for propane is not expected to grow, the industry is undergoing consolidation.

Demand and Seasonality

          According to the U.S. Energy Information Administration, propane accounts for approximately 4% of energy consumption in the United States, a level that has remained relatively constant for the past two decades.

          Petrochemical Industry.    The petrochemical industry uses propane as a raw material to make products such as plastic and nylon. However, because petrochemical industry consumers can use other raw materials in addition to propane to make these products, they usually switch to other commodities when the price of propane becomes uneconomical for their operations. As a result, propane usage by the petrochemical industry tends to rise during the summer when the price of propane is generally lower and tends to fall during the winter heating months when the price of propane is generally higher. Petrochemical demand for propane is also regional due to the high concentration of petrochemical plants in the Gulf Coast region.

          Residential.    Residential customers use propane primarily for space heating, water heating, cooking and operating propane-fueled appliances. Because many residential propane customers rely on propane as their primary heating fuel, residential propane usage is highly seasonal with the highest demand in the fall and winter months.

          Agricultural.    Agricultural customers use propane primarily for crop drying, tobacco curing, poultry brooding, heating livestock buildings, weed control, and as fuel for farm equipment and irrigation pumps. Crop drying accounts for the largest component of agricultural use of propane. Agricultural use of propane is primarily concentrated in the Midwest.

          Commercial and Industrial.    Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. Industrial customers use propane primarily as engine fuel for forklifts and stationary engines, to fire furnaces, in mining operations and in other industrial applications. Propane usage by commercial and industrial customers is typically not seasonal.

Alternatives

          Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. In locations served by natural gas, propane is generally more expensive on an equivalent BTU basis. Historically, the expansion of natural gas into traditional propane markets has been limited by the capital costs required to expand pipeline and distribution systems. Although propane distribution tends to be displaced in areas served by extensions of natural gas pipelines, new opportunities for propane sales arise as more remote rural homes and suburban neighborhoods are developed.

          Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain heating applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other. Propane is often favored over fuel oil because of its flexibility for use in the home for applications other than heating.

BUSINESS

Overview

          We are a Delaware limited partnership formed in September 2010. As part of our formation, we acquired and combined the assets and operations of NGL Supply, primarily a wholesale propane and terminaling business founded in 1967, and Hicksgas, primarily a retail propane business founded in 1940. We own and, through our subsidiaries, operate a vertically-integrated propane business with three operating segments: retail propane; wholesale supply and marketing; and midstream. We engage in the following activities through our operating segments:

  •
  our retail propane business sells propane to end users consisting of residential, agricultural, commercial and industrial customers;

  •
  our wholesale supply and marketing business supplies propane and other natural gas liquids and provides related storage to retailers, wholesalers and refiners; and

  •
  our midstream business, which currently consists of our propane terminaling business, takes delivery of propane from pipelines and trucks at our propane terminals and transfers the propane to third-party transport trucks for delivery to retailers, wholesalers and other customers.

          We serve more than 56,000 retail propane customers in Georgia, Illinois, Indiana and Kansas. We serve approximately 500 wholesale supply and marketing customers in 30 states and approximately 120 midstream customers in Illinois, Missouri and New York. For the fiscal year ended March 31, 2010, on a combined pro forma basis:

  •
  we sold approximately 54 million gallons of propane to retail customers;

  •
  we sold approximately 356 million gallons of propane to third-party retailers, wholesalers and refiners, 248 million gallons of propane through ownership transfers of propane held in storage, 19 million gallons of propane to our retail propane business and 54 million gallons of other natural gas liquids (primarily butane and natural gasoline) to refiners; and

  •
  we transferred approximately 171 million gallons of propane to our midstream customers through our propane terminals.

          Our businesses represent a combination of "margin-based," "cost-plus" and "fee-based" revenue generating operations. Our retail propane business generates margin-based revenues, meaning our gross margin depends on the difference between our propane sales price and our total propane supply cost. Our wholesale supply and marketing business generates cost-plus revenues. Cost-plus represents our aggregate total propane supply cost plus a margin to cover our replacement cost consisting of cost of capital, storage, transportation, fuel surcharges and an appropriate competitive margin. Our midstream business generates fee-based revenues derived from a cents-per-gallon charge for the transfer of propane volumes, also known as throughput, at our propane terminals.

          Historically, the principal factors affecting our businesses have been demand and our cost of supply, as well as our ability to maintain or expand our realized margin from our margin-based and cost-plus operations. In particular, fluctuations in the price of propane have a direct impact on our reported revenues and may affect our margins depending on our success of passing cost increases on to our retail propane and wholesale supply and marketing customers.

 Our Business Strategies

          Our principal business objective is to increase the quarterly distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business. We expect to achieve this objective by executing the following strategies:

Grow Through Strategic Acquisitions

          We intend to pursue accretive acquisitions that will complement our existing vertically integrated propane business model as well as expand our operations into the natural gas midstream business. Because we are smaller than our publicly traded competitors, we believe that the acquisitions we make will be more accretive to us and have a greater impact on our cash available for distribution than would be the case for our competitors. Our acquisition strategy will focus on the following businesses and assets:

  •
  Retail propane.  We intend to pursue acquisitions of retail propane operations on both coasts to mitigate weather risk and in the upper Midwest where we can integrate assets into our current operations. We will target retail propane businesses with high tank ownership, a high percentage of sales to residential customers and an excellent reputation for customer service and reliability. We anticipate maintaining the trade names of companies we acquire and a local presence to minimize customer loss and enhance our position as an attractive buyer.

  •
  Wholesale supply and marketing.  We intend to pursue acquisitions of propane distribution assets, including propane terminals, that will complement our wholesale supply and marketing business. Geographically, we intend to focus on the Midwest but we will also seek to expand into the Northeast and other areas of the United States. Propane storage assets outside of the major propane hubs will also be of interest to us.

  •
  Midstream.  We intend to pursue acquisitions of natural gas midstream businesses as we seek to expand beyond our existing propane terminal operations, which make up our midstream business today. We intend to acquire natural gas transportation pipelines and gathering and processing assets that have limited sensitivity to commodity prices. These assets could be located throughout the United States, and we are not limiting ourselves to the areas in which we currently operate.

Pursue Organic Growth

          We intend to enhance the cash flows of our existing and acquired businesses by pursuing opportunities to grow volumes and margins as well as by investing in new assets that will enhance our operations with an attractive rate of return. Accretive organic growth opportunities often originate from acquisitions of midstream and, to a lesser extent, wholesale supply and marketing assets that are not optimally utilized or operated. We will also focus on expanding our supply and marketing of other natural gas liquids.

Focus on Consistent Annual Cash Flows

          We will continue adding operations that generate fee-based, cost-plus or margin-based revenues. We believe that expanding our retail propane business with an emphasis on a high level of tank ownership, the majority of which are leased by residential customers, will result in high customer retention rates and consistent operating margins. In our wholesale supply and marketing business, we intend to focus on and increase the amount of pre-sale contracts. Pre-sale contracts improve cash flow by requiring customer deposits at the time of the sale, take advantage of our significant storage space and eliminate any commodity risk, while helping generate consistent cash flows. With respect to our midstream business, we intend to generate the majority of our revenues from fee-based services from terminals and acquired natural gas transportation pipelines and gathering and processing assets.

Maintain a Disciplined Capital Structure

          We intend to maintain a disciplined capital structure characterized by lower levels of financial leverage and a cash distribution policy that complements our acquisition and organic growth strategies. We intend to use internally generated cash flows to make distributions to our unitholders and excess internally generated cash flows plus proceeds from equity issuances to repay indebtedness, including amounts outstanding under our revolving credit facility. We intend to fund our acquisitions and organic growth strategies with indebtedness and issuances of additional partnership interests.

Our Competitive Strengths

          We believe that we are well-positioned to successfully execute our business strategies and achieve our principal business objective because of the following competitive strengths:

Our Experienced Management Team with Extensive Acquisition and Integration Experience

          Our senior management team has, on average, approximately 27 years of experience in the propane and midstream energy industry, and our Chief Executive Officer, our Chief Financial Officer and our Vice President, Business Development have significant experience managing a publicly-traded limited partnership and other publicly-traded companies. While in previous senior management positions, our senior management team collectively acquired and successfully integrated more than 150 propane and midstream related businesses. In addition, our senior management team has developed strong business relationships with key industry participants throughout the United States. We believe that their knowledge of the industry, relationships within the industry and experience in identifying, evaluating and completing acquisitions will provide us with opportunities to grow through strategic and accretive acquisitions that complement or expand our existing operations. In addition, we believe we will benefit from our senior management team's experience in completing debt and equity financings and creating cash distribution policies that (i) are based on consistent, predictable annual cash flows and (ii) use excess cash to reduce debt with a prudent mix of additional equity issuances and debt to fund strategic acquisitions and organic growth.

Cash Flows from Our Vertically Integrated and Diversified Operations

          Our vertically integrated and diversified operations help us generate more predictable cash flows on a year-to-year basis. Our retail propane business sources propane through our wholesale supply and marketing business, which allows us to take advantage of the expertise of our wholesale supply and marketing business to help improve our profitability and enhance our year-to-year cash flows. In addition, our high percentage of tank ownership, level payment billing, automatic delivery program and pre-sale program have resulted in a strong record of customer retention and help us better predict our cash flows. In our wholesale supply and marketing business we use cost-plus pricing, our significant storage space, our access to propane supply and marketing through seven common carrier pipelines, pre-sale arrangements with deposit requirements and back-to-back sales and supply contracts to help generate more stable year-to-year cash flows even in periods of fluctuating propane prices. Our midstream business generates consistent year-to-year cash flows from fee-based revenue and stable throughput volumes.

Our High Percentage of Retail Sales to Residential Customers

          Our retail propane business concentrates on sales to residential customers. Residential customers are generally more stable purchasers of propane and generate higher margins than other customers. For the fiscal year ended March 31, 2010, sales to residential customers represented approximately 69% of our retail propane gallons sold. Although overall demand for propane is affected by weather and other factors, we believe that residential propane consumption is not materially affected by general economic conditions because the majority of residential customers consider home space heating to be an essential purchase. In addition, approximately 80% of our retail propane customers lease their propane tanks from us. Due to regulations in many states, a leased propane tank may only be refilled by the propane supplier that owns the tank. The inconvenience associated with switching tanks and suppliers reduce the likelihood that a customer will change suppliers and contributes to our high rate of retail customer retention.

Our Wholesale Supply and Marketing Business

          Our wholesale supply and marketing business sold approximately 356 million gallons of propane to third-party retailers, wholesalers and refiners, 248 million gallons of propane through product transfers, 19 million gallons of propane to our retail propane business and 54 million gallons of other natural gas liquids (primarily butane and natural gasoline) to refiners. We have the reputation with our wholesale customers in the Midwest as a reliable supplier of competitively-priced propane for over 40 years. Our wholesale business provides us with a growing income stream as well as valuable market intelligence that helps identify potential acquisition opportunities. We purchase the majority of the propane sold in our retail propane business from our wholesale supply and marketing business, which provides our retail propane business with a stable and secure supply of propane. Our sales team markets propane out of terminals on seven common carrier pipeline systems, including site specific private terminals, rail and refinery keep-dry propane terminals throughout the Midwestern, Northeastern and Southeastern propane marketing regions.

Our Propane Terminals and Capacity on the Blue Line Pipeline

          Our midstream business serves 120 customers through our three state-of-the-art propane terminals located in East St. Louis, Illinois; Jefferson City, Missouri; and St. Catharines, Ontario. We believe we are the primary terminal and wholesale supplier of propane to the retailer and consumer market in the area surrounding our terminals. Our propane terminals in Illinois and Missouri are connected to the ConocoPhillips Blue Line pipeline. We have the right to utilize 100% of the current capacity on the Blue Line pipeline from September 15 through March 15 each year, the typical heating season. When some common carrier pipelines allocate propane terminal deliveries among shippers during periods of extreme demand, our dedicated capacity on the Blue Line pipeline is advantageous because we can handle demand from customers who are on allocation at our competitors' terminals. This provides us with additional margins for our wholesale supply and marketing business and throughput gains for our propane terminals in our midstream business during brief periods of propane supply interruption.

Our History

          In October 2010, we acquired and combined the assets and operations of NGL Supply and Hicksgas to create a vertically-integrated propane and other natural gas liquids business, consisting of retail propane, wholesale supply and marketing and midstream.

          NGL Supply was founded in 1967 as a wholesale propane supply and marketing company. In 2002, NGL Supply expanded into the midstream propane sector by purchasing ConocoPhillips's propane loading and storage assets at terminals located in Jefferson City, Missouri and East St. Louis, Illinois as part of an asset divestiture required by the U.S. Federal Trade Commission in connection with the merger of Conoco Inc. and Phillips Petroleum Company. NGL Supply also entered into a related lease agreement with ConocoPhillips for propane storage space in Borger, Texas. In 2003, NGL Supply completed construction of an additional propane terminal in St. Catharines, Ontario.

          Between 2007 and 2010, NGL Supply expanded its business into the retail propane industry by completing nine retail propane acquisitions. As a result of these acquisitions, NGL Supply entered into the retail propane market in Georgia and Kansas and added approximately 16 million gallons annually of retail propane sales to its business.

          Hicksgas was founded in 1940 as a retail propane company. From its first location in east central Illinois, the company steadily expanded through organic growth and by making numerous acquisitions. Since 1992, Hicksgas has completed 25 retail propane acquisitions, which added approximately 14 million gallons annually of retail propane sales to its business. Hicksgas' market area covers most of the northern two-thirds of Illinois and the northwestern quarter of Indiana. Total annual retail propane volume for Hicksgas' 32 customer service centers is approximately 38 million gallons.

Our Operating Segments

Retail Propane

          Overview.    Our retail propane business consists of the retail marketing, sale and distribution of propane, including the sale and lease of propane tanks, equipment and supplies, to more than 56,000 residential, agricultural, commercial and industrial customers. Based on industry statistics from LPGas magazine, we believe that we are the 12th largest domestic retail propane distribution company by volume. We purchase the majority of the propane sold in our retail propane business from our wholesale supply and marketing business, which provides our retail propane business with a stable and secure supply of propane.

          Operations.    We market retail propane in Georgia, Illinois, Indiana and Kansas through our customer service locations using the Hicksgas, Propane Central and Brantley Gas regional brand names. We sell propane primarily in rural areas, but we also have a number of customers in suburban areas where energy alternatives to propane such as natural gas are not generally available. We own or lease 44 customer service locations and 37 satellite distribution locations, with aggregate above-ground propane storage capacity of approximately four million gallons. Our customer service locations are staffed and operated to service a defined geographic market area and typically include a business office, product showroom and secondary propane storage. Our bulk delivery trucks refill their propane supply at our satellite distribution locations, which are unmanned above-ground storage tanks, allowing our customer service centers to serve an extended market area.

          Our customer service locations in Illinois and Indiana also rent approximately 16,000 water softeners and filters, primarily to residential customers in rural areas to treat well water or other problem water. We sell water conditioning equipment and treatment supplies as well. Although the water conditioning portion of our retail propane business is small, it generates steady year round revenues. The customer bases in Illinois and Indiana for retail propane and water conditioning have significant overlap, providing the opportunity to cross-sell both products between those customer bases.

          The following table shows the number of our customer service locations and satellite distribution locations by state:

State	Number of Customer Service Locations	Number of Satellite Distribution Locations
Georgia	6	—
Illinois	25	17
Indiana	7	2
Kansas	6	18

Total	44	37

          Retail deliveries of propane are usually made to customers by means of our fleet of bulk delivery trucks. Propane is pumped from the bulk delivery truck, which generally holds 2,400 to 3,500 gallons, into an above-ground storage tank at the customer's premises. The capacity of these storage tanks ranges from approximately 100 to 350 gallons in milder climates and 500 to 1,000 gallons in colder climates. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of five to 25 gallons. These cylinders are picked up on a delivery route, refilled at our customer service locations and then returned to the retail customer. Customers can also bring the cylinders to our customer service centers to be refilled.

          Approximately 59% of our residential customers receive their propane supply via our automatic route delivery program, which allows us to maximize our delivery efficiency. Our delivery forecasting software system utilizes a customer's historical consumption patterns combined with current weather conditions to more accurately predict the optimal time to refill their tank. The delivery information is then uploaded to routing software to calculate the most cost effective delivery route. Our automatic delivery program eliminates the customer's need to make an affirmative purchase decision, promotes customer retention by ensuring an uninterrupted supply of propane and enables us to efficiently route deliveries on a regular basis. Some of our purchase plans, such as level payment billing, fixed price and price cap programs, further promote our automatic delivery program.

          Customers.    Our retail propane customers fall into three broad categories: residential; agricultural; and commercial and industrial. On a combined pro forma basis during the fiscal year ended March 31, 2010, our retail propane sales volumes were comprised of approximately:

  •
  69% to residential customers;

  •
  16% to agricultural customers; and

  •
  15% to commercial and industrial customers.

          No single customer accounted for more than 0.5% of our combined pro forma retail propane volumes during the fiscal year ended March 31, 2010.

          Seasonality.    The retail propane business is largely seasonal due to the primary use of propane as a heating fuel. In particular, residential and agricultural customers who use propane to heat homes and livestock buildings generally only need to purchase propane during the typical fall and winter heating season. Propane sales to agricultural customers who use propane for crop drying are also seasonal, although the impact on our retail propane volumes sold varies from year to year depending on the moisture content of the crop and the ambient temperature at the time of harvest. Propane sales to commercial and industrial customers, while affected by economic patterns, are not as seasonal as are sales to residential and agricultural customers.

Wholesale Supply and Marketing

          Overview.    Our wholesale supply and marketing business provides propane procurement, storage, transportation and supply services to customers through assets owned by us and third parties. Our wholesale supply and marketing business also obtains the majority of the propane supply for our retail propane business. We also sell butanes and natural gasolines to refiners for use as blending stocks.

          Operations.    We procure propane from refiners, gas processing plants, producers and other resellers for delivery to leased storage space, common carrier pipelines, rail car terminals and direct to certain customers. Our customers take delivery by loading propane into transport vehicles from common carrier pipeline terminals, private terminals, our propane terminals, directly from refineries and rail terminals and by rail car.

          Approximately 42% of our wholesale propane gallons are presold to third-party retailers and wholesalers at a fixed price under back-to-back contractual arrangements. Back-to-back arrangements, in which we balance our contractual portfolio by buying propane supply when we have a matching purchase commitment from our wholesale customers, protects our margins and eliminates commodity price risk. Pre-sales also reduce the impact of warm weather because the customer is required to take delivery of the propane regardless of the weather. We generally require cash deposits from these customers. In addition, on a daily basis we have the ability to balance our inventory by buying or selling propane, butanes and natural gasoline to refiners, resellers and propane producers through pipeline inventory transfers at major storage hubs.

          In order to secure available supply during the heating season, we are often required to purchase volumes of propane during the off season. In order to mitigate storage costs, we sell those volumes in place through ownership transfers at a lesser margin than we earn in our wholesale truck and rail business. Historically, this activity consists of 250-300 million gallons at a margin of less than $0.01 per gallon.

          The following map shows certain assets owned by us and third parties that we utilize in our wholesale supply and marketing business, including seven common carrier pipelines, refinery terminals, railcar terminals, leased storage facilities, and our propane terminals:

          We lease propane storage space to accommodate the supply requirements and contractual needs of our retail and wholesale customers. We have approximately 36 million gallons of leased propane storage space at the ConocoPhillips facility in Borger, Texas under an agreement that expires in November 2012. We are currently in discussions with ConocoPhillips regarding the renewal of this storage space lease agreement. In addition to our leased propane storage space at the Borger facility, we lease approximately 32 million gallons of storage space for propane and other natural gas liquids in various storage hubs in Kansas, Mississippi and Texas.

          The following chart shows our leased storage space at propane storage facilities and interconnects to those facilities:

Storage Facility	Leased Storage Space (in gallons)	Storage Interconnects
Borger, Texas	35,700,000	Connected to ConocoPhillips Blue Line Pipeline
Conway, Kansas	19,120,000	Connected to Enterprise Mid-America and NuStar Pipelines
Bushton, Kansas	9,450,000	Connected to ONEOK North System Pipeline
Mont Belvieu, Texas	2,100,000	Connected to Enterprise Texas Eastern Products Pipeline
Hattiesburg, Mississippi	2,100,000	Connected to Enterprise Dixie Pipeline

Total	68,470,000

          During the typical heating season from September 15 through March 15 each year, we have the right to utilize 100% of the current capacity on the ConocoPhillips Blue Line pipeline to transport propane from our leased storage space to our terminals in Illinois and Missouri. During the remainder of the year, we have access to available capacity on the Blue Line pipeline on the same basis as other shippers.

          Customers.    Our wholesale supply and marketing business serves approximately 500 customers in 30 states concentrated in the Mid-Continent, Northeast and Southeast. Our wholesale supply and marketing business serves national, regional and independent retail, industrial, wholesale, petrochemical, refiner and propane production customers. Our wholesale supply and marketing business also supplies the majority of the propane for our retail propane business. We deliver the propane supply to our customer at terminals located on seven common carrier pipeline systems, five rail terminals, five refineries and major U.S. propane storage hubs. On a combined pro forma basis for the fiscal year ended March 31, 2010, our five largest wholesale customers represented only 19% of the total volumes sold in our wholesale supply and marketing business.

          Seasonality.    Our wholesale supply and marketing business is affected by the weather in a similar manner as our retail propane business. However, we are able to partially mitigate the effects of seasonality by pre-selling approximately 42% of our wholesale supply and marketing volumes to retailers and wholesalers and requiring the customer to take delivery regardless of the weather.

Midstream

          Overview.    Our midstream business, which currently consists of our propane terminaling business, takes delivery of propane from a pipeline or truck at our propane terminals and transfers the propane to third party trucks for delivery to propane retailers, wholesalers or other customers. On a combined pro forma basis for the fiscal year ended March 31, 2010, our propane terminals had annual throughput in excess of 170 million gallons of propane.

          Operations.    Our midstream assets consist of our three propane terminals in East St. Louis, Illinois; Jefferson City, Missouri; and St. Catharines, Ontario. All three of our propane terminals have on-site staff and state-of-the-art technology, including environmental and safety systems, online information systems, automatic loading and unloading of propane, and security cameras. Our propane terminals also have automated truck loading and unloading facilities that operate 24 hours a day. These automated facilities provide for control of security, allocations, credit and carrier certification by remote input of data.

          Our throughput volumes from our terminals increased from 130 million gallons in fiscal 2008 to 171 million gallons in fiscal 2010. We have the ability to expand our storage and loading and unloading capacity and the opportunity to increase annual throughputs at each of our propane terminals with relatively minimal additional operating costs.

          The following chart shows the approximate maximum daily throughput capacity at each of our propane terminals:

Facility	Throughput Capacity (in gallons per day)
East St. Louis, Illinois	883,000
Jefferson City, Missouri	883,000
St. Catharines, Ontario	700,000

Total	2,466,000

          We have operating agreements with third parties for each of our propane terminals. The terminals in Illinois and Missouri are operated for us by ConocoPhillips for a monthly fee under an operating and maintenance agreement that has a base term that expires in 2012 with a five-year extension to 2017 at our option. Our facility in Ontario is operated by a third party under a three-year agreement that expires in 2012. We believe that the agreement will be renewed. If it is not renewed, we believe we will take over the operations at no significant incremental costs.

          We own the propane terminal assets and lease the land on which the terminaling assets are located. For the land leases, the propane terminals in Missouri and Illinois have a no-cost, unlimited evergreen "life of assets" arrangement, and the propane terminal in Ontario has a multi-year long-term lease with an evergreen extension beginning in 2023.

          Customers.    We are the exclusive service provider at each of our propane terminals, serving approximately 120 customers in Illinois, Missouri and New York. During times of allocation and supply disruptions on competing common carrier pipeline terminals, our propane terminaling coverage area extends to customers located in Arkansas, Indiana, Iowa, Kansas, Kentucky, Ohio, Pennsylvania and Tennessee.

          Seasonality.    The volumes we transfer in our midstream business are based on retail and wholesale propane sales. As a result, our midstream business is affected by the weather in a manner similar to our retail propane and wholesale supply and marketing businesses.

Competition

          Overview.    Our retail propane, wholesale supply and marketing and midstream businesses all face significant competition. The primary factors on which we compete are:

  •
  price;

  •
  availability of supply;

  •
  level and quality of service;

  •
  available space on common carrier pipelines;

  •
  storage availability;

  •
  obtaining and retaining customers; and

  •
  the acquisition of businesses.

Our competitors generally include other propane retailers and wholesalers, companies involved in the propane and other natural gas liquids midstream industry (such as terminal and refinery operations) and companies involved in the sale of natural gas, fuel oil and electricity, some of which have greater financial resources than we do.

          Retail Propane.    In our retail propane business, we compete with alternative energy sources and with other companies engaged in the retail propane distribution business. Competition with other retail propane distributors in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service, multi-state propane marketers, smaller local independent marketers and farm cooperatives. Our customer service locations generally have one to five competitors in their market area. According to statistics in LPGas magazine:

  •
  the ten largest retailers account for less than 39% of the total retail sales of propane in the United States;

  •
  no single retail propane business has a greater than 10% share of the total retail propane market in the United States; and

  •
  there are approximately 6,000 retailers nationally, ranging in size from 300,000 to over 500 million gallons sold annually.

          The competitive landscape of the markets that we serve has been fairly stable. Each customer service location operates in its own competitive environment since retailers are located in close proximity to their customers because of delivery economics. Our customer service locations generally have an effective marketing radius of approximately 25 miles, although in certain areas the marketing radius may be extended by satellite distribution locations.

          The ability to compete effectively depends on the ability to provide superior customer service, which includes reliability of supply, quality equipment, well-trained service staff, efficient delivery, 24-hours-a-day service for emergency repairs and deliveries, multiple payment and purchase options and the ability to maintain competitive prices. Additionally, we believe that our safety programs, policies and procedures are more comprehensive than many of our smaller, independent competitors, which ensures a higher level of service to our customers. We also believe that our overall service capabilities and customer responsiveness differentiate us from many of these smaller competitors.

          Wholesale Supply and Marketing.    The wholesale supply and marketing business is also highly competitive. Our competitors include producers and independent regional wholesalers. Propane sales to retail distributors and large-volume, direct-shipment industrial end users are more price sensitive and frequently involve a competitive bidding process. Although the wholesale supply and marketing business has lower margins than the retail propane business, we believe that our wholesale supply and marketing business provides us with a stronger regional presence and a stable and secure supply base for our retail propane business and positions us well for expansion through acquisitions or start-up operations in new markets.

          We compete with integrated petroleum companies, independent terminal companies and distribution companies to purchase and lease propane storage. We believe the storage portion of our wholesale supply and marketing business is well-positioned in the markets we serve. All of our leased propane storage spaces are located at facilities connected to common carrier pipeline systems, including our dedicated pipeline transport capacity on ConocoPhillips's Blue Line pipeline.

          Midstream.    We encounter competition in our midstream business, primarily from companies that own terminal facilities close to our terminals. However, due to the location of our terminals and our ability to move propane to and from such locations, we believe we are the primary terminal and wholesale supplier of propane in an area surrounding our terminals. We are the exclusive service provider at each of our propane terminals, which allows us to serve additional markets and increase our throughput during periods of propane supply disruption among our competitors. In addition, our third party operating agreements provide us with a relatively fixed operating cost at each of our three terminal locations.

Supply

          On a combined pro forma basis for the fiscal year ended March 31, 2010, three suppliers accounted for approximately 51% of our volume of propane purchases. We believe that our diversification of suppliers will enable us to purchase all of our propane supply needs at market prices without a material disruption of our operations if supplies are interrupted from a particular source.

          The supply of propane for our wholesale supply and marketing business is obtained through multiple sources, but primarily through natural gas processing plants, fractionators and refineries under long-term contractual purchase agreements. The purchase contracts are usually tied to the Oil Price Information Service, or OPIS, index on a daily or weekly basis.

          We use pipelines and contract with common carriers, owner-operators and railroad tank cars to transport the propane from our sources of supply. Our customer service locations and satellite distribution locations typically have one or more 12,000 to 60,000 gallon storage tanks. Additionally, we lease underground propane storage space from third parties under annual lease agreements.

          We purchased all of our propane supply from North American suppliers during the fiscal year ended March 31, 2010, on a combined pro forma basis. With the exception of our propane supply agreement with ConocoPhillips described below, all of our term propane purchase contracts are year-to-year. The percentage of our propane supply obtained from contract purchases varies from year to year, with the balance purchased on the spot market. Supply contracts generally provide for pricing in accordance with OPIS-based pricing at the time of delivery or the current spot market prices at major storage locations.

          We have a propane supply agreement with ConocoPhillips pursuant to which ConocoPhillips is required to supply us with weekly volumes of propane. The primary term of this agreement expires in 2012, and the agreement is renewable for a five-year period at our option followed by a year-to-year continuation. We expect to exercise our option to extend this agreement through 2017.

Pricing Policy

          Retail Propane.    Our pricing policy is an essential element in the successful marketing of retail propane. We protect our margin by adjusting our retail propane pricing based on, among other things, prevailing supply costs, local market conditions and input from management at our customer service locations. We rely on our regional management to set prices based on these factors. Our regional managers are advised regularly of any changes in the delivered cost of propane, potential supply disruptions, changes in industry inventory levels and possible trends in the future cost of propane. We believe the market intelligence provided by our wholesale supply and marketing business combined with our propane pricing methods allows us to respond to changes in supply costs in a manner that protects our customer base and our margins.

          Wholesale Supply and Marketing.    In our wholesale supply and marketing business, we offer our customers three categories of contracts for propane sourced from common carrier pipelines:

  •
  customer pre-buys, which typically require deposits based on market pricing conditions and have terms ranging from 60 to 365 days;

  •
  rack barrel, which is a posted price at time of delivery; and

  •
  load package, a firm price agreement for customers seeking to purchase specific volumes delivered during a specific time period.

          We use back-to-back contractual agreements for a majority of our wholesale supply and marketing sales to limit exposure to commodity price risk and protect our margins. We are able to match our supply and sales commitments by offering our customers purchase contracts with flexible price, location, storage and ratable delivery. However, certain common carrier pipelines require us to keep minimum in-line inventory balances year round to conduct our daily business, and these volumes may not be matched with a purchase commitment.

          We generally require deposits from our customers for fixed priced future delivery of propane if the delivery date is more than 30 days after the time of sale.

          Midstream.    In our midstream business, we primarily earn fees derived from a cents-per-gallon charge for the volumes transferred through our propane terminals. As a result, our midstream business is not directly impacted by fluctuations in the price of propane.

Billing and Collection Procedures

          Retail Propane.    In our retail propane business, our customer service locations are typically responsible for customer billing and account collection. We believe that this decentralized and more personal approach is beneficial because our local staff has more detailed knowledge of our customers, their needs and their history than would an employee at a remote billing center. Our local staff often develop relationships with our customers that are beneficial in reducing payment time for a number of reasons:

  •
  customers are billed on a timely basis;

  •
  customers tend to keep accounts receivable balances current when paying a local business and people they know;

  •
  many customers prefer the convenience of paying in person and feel paying locally helps support their community; and

  •
  billing issues may be handled more quickly because local personnel have current account information and detailed customer history available to them at all times to answer customer inquiries.

          Our retail propane customers must comply with our standards for extending credit, which includes submitting a credit application, supplying credit references and undergoing a credit check with an appropriate credit agency.

          Wholesale Supply and Marketing.    Our wholesale supply and marketing customers consist of commercial accounts varying in size from local independent propane distributors to large regional and national propane retailers. These sales tend to be large volume transactions that can range from approximately 10,000 gallons to as much as 1,000,000 gallons, and deliveries can occur over time periods extending from days to as much as a year. We perform credit analysis, require credit approvals, establish credit limits and follow monitoring procedures on our wholesale customers. We believe the following procedures enhance our collection efforts with our wholesale customers:

  •
  we require certain customers to prepay or place deposits for their purchases;

  •
  we require certain customers to take delivery of their contracted volume ratably to help control the account balance rather than allowing them to take delivery of propane at their discretion;

  •
  we review receivable aging analyses regularly to identify issues or trends that may develop; and

  •
  we require our sales personnel to manage their wholesale customers' receivable position and tie a portion of our sales personnel's compensation to their ability to manage their accounts and minimize and collect past due balances.

          Midstream.    In our midstream business, we have a mix of customers similar to that of our wholesale supply and marketing business. We perform similar credit approval and receivable monitoring procedures as we do for our wholesale supply and marketing business. Our midstream customers include independent distributors, regional propane companies and large U.S. marketers. We utilize similar contracts at all of our terminals. Since we do not allow other companies to market propane through our propane terminals, we are able to monitor our customer mix, allowing us to better control our credit risk.

Properties

          Overview.    We believe that we have satisfactory title or valid rights to use all of our material properties. Although some of these properties are subject to liabilities and leases, liens for taxes not yet due and payable, encumbrances securing payment obligations under non-competition agreements entered into in connection with acquisitions and other encumbrances, easements and restrictions, we do not believe that any of these burdens will materially interfere with our continued use of these properties in our business, taken as a whole. Our obligations under our revolving credit facility are secured by liens and mortgages on substantially all of our real and personal property.

          In addition, we believe that we have all required material approvals, authorizations, orders, licenses, permits, franchises and consents of, and have obtained or made all required material registrations, qualifications and filings with, the various state and local governmental and regulatory authorities that relate to ownership of our properties or the operations of our business.

          Our corporate headquarters are in Tulsa, Oklahoma and are leased.

          Retail Propane.    We own 33 of our 44 customer service centers and 26 of our 37 satellite distribution locations and we lease the remainder. Tank ownership and control at customer locations are important components to our operations and customer retention. As of January 31, 2011, we owned the following propane storage tanks:

  •
  164 bulk storage tanks with capacities ranging from 6,000 to 30,000 gallons; and

  •
  approximately 58,000 stationary customer storage tanks with capacities ranging from 100 to 1,000 gallons.

          We also leased an additional eight bulk storage tanks.

          As of January 31, 2011, we owned a fleet of 94 bulk delivery trucks, nine semi-tractors, eight propane transport trailers and 183 other service trucks and we leased eight bulk delivery trucks and four service trucks. The average age of our company-owned trucks is eight years.

          Wholesale Supply and Marketing.    We lease approximately 36 million gallons of propane storage space in Borger, Texas from ConocoPhillips under a long-term lease arrangement. We also lease approximately 33 million gallons of propane storage space at five other storage facilities from other third parties under annual lease agreements.

          Midstream.    We own three propane terminals located in Jefferson City, Missouri; East St. Louis, Illinois; and St. Catharines, Ontario. We lease the land on which the terminaling assets are located.

Trademark and Tradenames

          We use a variety of trademarks and tradenames that we own, including NGL, Hicksgas, Propane Central and Brantley Gas. We intend to retain and continue to use the names of the companies that we acquire and believe that this will help maintain the local identification of these companies and will contribute to their continued success though in certain transactions we may change or be required to change the names of such companies. We regard our trademarks, tradenames and other proprietary rights as valuable assets and believe that they have significant value in the marketing of our products.

Employees

          As of January 31, 2011, we had 348 full-time employees, of which 336 were operational and 12 were general and administrative employees. Five of our employees at one of our locations are members of a labor union. We believe that our relations with our employees are satisfactory.

Government Regulation

Environmental

          We are subject to various federal, state, and local environmental, health and safety laws and regulations governing the storage, distribution and transportation of propane and the operation of bulk storage LPG terminals. Generally, these laws regulate air and water quality and impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include, among others, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Clean Air Act, the Occupational Safety and Health Act, the Homeland Security Act of 2002, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of potentially responsible persons that are considered to have contributed to the release of a "hazardous substance" into the environment. While propane is not a hazardous substance within the meaning of CERCLA, other chemicals used in our operations may be classified as hazardous. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We also are subject to a variety of federal, state and local permitting and registration requirements relating to protection of the environment.

Safety and Transportation

          All states in which we operate have adopted fire safety codes that regulate the storage and distribution of propane. In some states, state agencies administer these laws. In others, municipalities administer them. We conduct training programs to help ensure that our operations comply with applicable governmental regulations. With respect to general operations, each state in which we operate adopts National Fire Protection Association, or NFPA, Pamphlets No. 54 and No. 58, or comparable regulations, which establish a set of rules and procedures governing the safe handling of propane. We believe that the policies and procedures currently in effect at all of our facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable environmental, health and safety laws.

          With respect to the transportation of propane by truck, we are subject to regulations promulgated under federal legislation, including the Federal Motor Carrier Safety Act and the Homeland Security Act of 2002. Regulations under these statutes cover the security and transportation of hazardous materials and are administered by the United States Department of Transportation, or DOT. We maintain various permits necessary to ensure that our operations comply with applicable regulations. The Natural Gas Safety Act of 1968 required the DOT to develop and enforce minimum safety regulations for the transportation of gases by pipeline. The DOT's pipeline safety regulations apply to, among other things, a propane gas system which supplies 10 or more residential customers or 2 or more commercial customers from a single source, as well as a propane gas system, any portion of which is located in a public place. The code requires operators of all gas systems to provide training and written instructions for employees, establish written procedures to minimize the hazards resulting from gas pipeline emergencies, and conduct and keep records of inspections and testing. Operators are subject to the Pipeline Safety Improvement Act of 2002, which, among other things, protects employees from adverse employment actions if they provide information to their employers or to the federal government as to pipeline safety.

Greenhouse Gas Regulation

          There is a growing concern, both nationally and internationally, about climate change and the contribution of greenhouse gas emissions, most notably carbon dioxide, to global warming. In June 2009, the U.S. House of Representatives passed the ACES Act, also known as the Waxman-Markey Bill. The ACES Act did not pass the Senate, however, and so was not enacted by the 111th Congress. The ACES Act would have established an economy-wide cap on emissions of greenhouse gases in the United States and would have required most sources of greenhouse gas emissions to obtain and hold "allowances" corresponding to their annual emissions of greenhouse gases. By steadily reducing the number of available allowances over time, the ACES Act would have required a 17% reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80% reduction of such emissions by 2050. Under such a "cap and trade" system, certain sources of greenhouse gas emissions would be required to obtain greenhouse gas emission "allowances" corresponding to their annual emissions of greenhouse gases. The number of emission allowances issued each year would decline as necessary to meet overall emission reduction goals. As the number of greenhouse gas emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The ultimate outcome of any possible future legislative initiatives is uncertain. In addition, over one-third of the states have already adopted some legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs.

          On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings allowed the EPA to adopt and implement regulations to restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Accordingly, the EPA recently adopted two sets of regulations addressing greenhouse gas emissions under the

Clean Air Act. The first, the "motor vehicle rule," limits emissions of greenhouse gases from motor vehicles beginning with the 2012 model year. EPA has asserted that these final motor vehicle greenhouse gas emission standards trigger Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards took effect on January 2, 2011. On June 3, 2010, the EPA published its final rule, the "stationary source rule," to address the permitting of greenhouse gas emissions from stationary sources under the Prevention of Significant Deterioration, or the PSD, and Title V permitting programs. This rule "tailors" these permitting programs to apply to certain stationary sources of greenhouse gas emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their greenhouse gas emissions will be required to also reduce those emissions according to "best available control technology" standards for greenhouse gases that have yet to be developed. Any regulatory or permitting obligation that limits emissions of greenhouse gases could require us to incur costs to reduce emissions of greenhouse gases associated with our operations and also could adversely affect demand for the propane and other natural gas liquids that we transport, store, process, or otherwise handle in connection with our services. The stationary source rule became effective January 2011, although it remains the subject of several pending lawsuits filed by industry groups.

          In addition, on October 30, 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas sources in the United States on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010. In November 2010, the EPA finalized its greenhouse gas reporting rule to include onshore oil and natural gas production, processing, transmission, storage, and distribution facilities. If the proposed rule is finalized as proposed, reporting of greenhouse gas emissions from such facilities, including many of our facilities, would be required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011. The final rule, which is applicable to many of our facilities, would require greenhouse gas reporting on an annual basis, beginning in 2012 for emissions occurring in 2011.

          Some scientists have suggested climate change from greenhouse gases could increase the severity of extreme weather, such as increased hurricanes and floods, which could damage our facilities. Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for our propane is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for our products and services. If there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on our business.

          Because propane is considered a clean alternative fuel under the federal Clean Air Act Amendments of 1990, new climate change regulations may provide us with a competitive advantage over other sources of energy, such as fuel oil and coal.

          The trend of more expansive and stringent environmental legislation and regulations, including greenhouse gas regulation, could continue, resulting in increased costs of doing business and consequently affecting our profitability. To the extent laws are enacted or other governmental action is taken that restricts certain aspects of our business or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business and prospects could be adversely affected.

Litigation

          Our operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing for use by consumers of combustible liquids such as propane. As a result, at any given time we are a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in amounts and with coverages and deductibles that our general partner believes are reasonable and prudent. However, we cannot give any assurance that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. In addition, the occurrence of a propane-related incident may have an adverse effect on the public's desire to use our products.

MANAGEMENT

Partnership Management and Governance

          NGL Energy Holdings LLC, our general partner, manages our operations and activities on our behalf through its directors and executive officers, which executive officers are also officers of our operating company. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operations. Our general partner owes certain fiduciary duties to our unitholders, but our partnership agreement contains various provisions modifying and restricting such fiduciary duties. Our general partner is liable, as a general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Our general partner may cause us to incur indebtedness or other obligations that are nonrecourse to it, and we expect that it will do so.

Board of Directors of our General Partner

          Upon the completion of this offering, the board of directors of our general partner will have four members. Our general partner intends to increase the size of the board to six members after the completion of this offering. The NGL Energy GP Investor Group will appoint all members to the board of directors of our general partner. We expect that, when the size of the board increases to six members, at least three of those directors will be independent as defined under the independence standards established by the NYSE and the SEC. The NYSE does not require a listed publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner.

          In compliance with the requirements of the NYSE, the NGL Energy GP Investor Group will appoint one independent member to the board of directors of our general partner prior to the listing of our common units on the NYSE. The NGL Energy GP Investor Group will appoint a second independent director within 90 days of listing on the NYSE, and a third independent director within 12 months of listing on the NYSE.

          In evaluating director candidates, the NGL Energy GP Investor Group will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of the board of directors of our general partner to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties. Our general partner has no minimum qualifications for director candidates. In general, however, the NGL Energy GP Investor Group will review and evaluate both incumbent and potential new directors in an effort to achieve diversity of skills and experience among the directors of our general partner and in light of the following criteria:

  •
  experience in business, government, education, technology or public interests;

  •
  high-level managerial experience in large organizations;

  •
  breadth of knowledge regarding our business or industry;

  •
  specific skills, experience or expertise related to an area of importance to us, such as energy production, consumption, distribution or transportation, government, policy, finance or law;

  •
  moral character and integrity;

  •
  commitment to our unitholders' interests;

  •
  ability to provide insights and practical wisdom based on experience and expertise;

  •
  ability to read and understand financial statements; and

  •
  ability to devote the time necessary to carry out the duties of a director, including attendance at meetings and consultation on partnership matters.

          Although our general partner does not have a policy in regard to the consideration of diversity in identifying director nominees, qualified candidates for nomination to the board are considered without regard to race, color, religion, gender, ancestry or national origin.

Board Committees

          Audit Committee.    In connection with the completion of this offering, the board of directors of our general partner will establish an audit committee. The audit committee will assist the board in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to, among other things:

  •
  retain and terminate our independent registered public accounting firm,

  •
  approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and

  •
  establish policies and procedures for the pre-approval of all non-audit services and tax services to be rendered by our independent registered public accounting firm.

          The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

          In compliance with the requirements of the NYSE, a majority of the members of the audit committee will be independent directors within 90 days of listing on the NYSE and all of the members of the audit committee will be independent directors within 12 months of listing on the NYSE.

          Compensation Committee.    The NYSE does not require the board of directors of our general partner to establish a compensation committee. However, in order to conform to best governance practices, the board of directors of our general partner will establish a compensation committee in connection with the completion of this offering. The compensation committee will, among other things:

  •
  administer our long-term incentive plan and other equity and executive compensation plans,

  •
  establish and review general policies related to our compensation and benefits, and

  •
  determine and approve, or make recommendations to the board with respect to, the compensation and benefits of the directors and executive officers of our general partner.

          Conflicts Committee.    At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that may involve a conflict of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers, directors or employees of our general partner or any of its affiliates and must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors and other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Executive Officers

          Our executive officers will devote substantially all of their time to managing and conducting our operations.

Board Leadership Structure and Role in Risk Oversight

          The board of directors of our general partner believes that whether the offices of chairman of the board and chief executive officer are combined or separated should be decided by the board, from time to time, in its business judgment after considering relevant circumstances. The board currently does not have a chairman.

          The management of enterprise-level risk may be defined as the process of identifying, managing and monitoring events that present opportunities and risks with respect to the creation of value for our unitholders. The board has delegated to management the primary responsibility for enterprise-level risk management, while the board has retained responsibility for oversight of management in that regard. Management will offer an enterprise-level risk assessment to the board at least once every year.

Directors and Executive Officers

          Directors of our general partner are appointed by the NGL Energy GP Investor Group for a term of one year and hold office until their successors have been duly elected and qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors of our general partner. The following table shows information regarding the current directors of our general partner and our executive officers.

Name	Age	Position with NGL Energy Holdings LLC
H. Michael Krimbill	57	Chief Executive Officer and Director
Craig S. Jones	58	Chief Financial Officer, Treasurer and Secretary
Bradley K. Atkinson	56	Vice President, Business Development
Shawn W. Coady	49	Co-President and Chief Operating Officer, Retail Division and Director
Todd M. Coady	52	Co-President, Retail Division
Brian K. Pauling	60	Chief Operating Officer, Midstream Division
Stephen D. Tuttle	63	President, Midstream Division
Sharra Straight	47	Vice President and Comptroller
William A. Zartler	45	Director

          H. Michael Krimbill.    Mr. Krimbill has served as our Chief Executive Officer since October 2010 and as a member of the board of directors of our general partner since its formation in September 2010. From February 2007 through September 2010, Mr. Krimbill managed private investments. Mr. Krimbill was the President and Chief Financial Officer of Energy Transfer Partners, L.P. from 2004 until his resignation in January 2007. Mr. Krimbill joined Heritage Propane Partners, L.P., the predecessor of Energy Transfer Partners, as Vice President and Chief Financial Officer in 1990. Mr. Krimbill was President of Heritage from 1999 to 2000 and President and Chief Executive Officer of Heritage from 2000 to 2005. Mr. Krimbill also served as a director of Energy Transfer Equity, the general partner of Energy Transfer Partners, from 2000 to January 2007. Mr. Krimbill is also currently a member of the boards of directors of Williams Partners L.P., where he is on the audit committee and is chairman of the conflicts committee, and Pacific Commerce Bank.

          Mr. Krimbill brings leadership, oversight and financial experience to the board. Mr. Krimbill provides expertise in managing and operating a publicly-traded partnership, including substantial expertise in successfully acquiring and integrating propane and midstream businesses. Mr. Krimbill also brings financial expertise to the board, including through his prior service as a chief financial officer and as a member of the audit committee of Williams. As a director for other public companies, Mr. Krimbill also provides cross-board experience.

          Craig S. Jones.    Mr. Jones has served as our Chief Financial Officer since October 2010. Mr. Jones was the Chief Financial Officer of NGL Supply from October 2004 until the membership interests in NGL Supply were contributed to us as part of our formation transactions. Prior to joining NGL Supply, Mr. Jones served as the Vice President and Chief Financial Officer of Williams International Company from 1997 to 2002. Mr. Jones has a B.A. and an M.A. in Finance from Oklahoma State University.

          Bradley K. Atkinson.    Mr. Atkinson has served as our Vice President, Business Development since October 2010. From April 2007 through September 2010, Mr. Atkinson managed private investments. Mr. Atkinson was the Vice President, Corporate Development of Energy Transfer Partners, L.P. from April 1998 to March 2007. Mr. Atkinson has a B.S.B.A. in Accounting from Pittsburg State University and an M.B.A. from Oklahoma State University.

          Shawn W. Coady.    Dr. Coady has served as our Co-President and Chief Operating Officer, Retail Division since October 2010 and as a member of the board of directors of our general partner since its formation in September 2010. Dr. Coady has served as the Vice President of HOH since March 1989. HOH contributed its propane and propane-related assets to Hicks LLC, and the membership interests in Hicks LLC were contributed to us as part of our formation transactions. Dr. Coady was also the President of Gifford from March 1989 until the membership interests in Gifford were contributed to us as part of our formation transactions. Dr. Coady has served as a director and as a member of the executive committee of the Illinois Propane Gas Association since 2004. Dr. Coady has also served as the Illinois state director of the National Propane Gas Association since 2004. Dr. Coady has a B.A. in Chemistry from Emory University and an O.D. from the University of Houston.

          Dr. Coady brings valuable management and operational experience to the board. Dr. Coady has over 20 years of experience in the retail propane industry, and provides expertise in both acquisition and organic growth strategies. Dr. Coady also provides insight into developments and trends in the propane industry through his leadership roles in national and state propane gas associations.

          Todd M. Coady.    Mr. Coady has served as our Co-President, Retail Division since October 2010. Mr. Coady has served as the President of HOH since March 1989. HOH contributed its propane and propane-related assets to Hicks LLC, and the membership interests in Hicks LLC were contributed to us as part of our formation transactions. Mr. Coady was also the Vice President of Gifford from March 1989 until the membership interests in Gifford were contributed to us as part of our formation transactions. Mr. Coady has a B.S. in Chemical Engineering from Cornell University and an M.B.A. from Rice University.

          Brian K. Pauling.    Mr. Pauling has served as our Chief Operating Officer, Midstream Division since October 2010. Mr. Pauling was the President and Chief Operating Officer of NGL Supply from 1997 until the membership interests in NGL Supply were contributed to us as part of our formation transactions. Mr. Pauling previously served as Vice President of Mid-Continent Supply and Trading for Vanguard Petroleum from 1980 to 1988. Prior to Vanguard Petroleum, he served in various management positions in operations and marketing before taking on the role of General Manager of Marketing and Business Development at Mid-America Pipeline, a division of Mapco Inc., from 1971 to 1979.

          Stephen D. Tuttle.    Mr. Tuttle has served as our President, Midstream Division since October 2010. Mr. Tuttle was the Chief Executive Officer of NGL Supply from 1997 until the membership interests in NGL Supply were contributed to us as part of our formation transactions. Mr. Tuttle joined NGL Supply in 1979 as Manager of Mid-Continent Marketing and was promoted to Vice President of Mid-Continent Marketing in 1985. He was the President and Chief Operating Officer of NGL Supply from 1991 to 1997. Mr. Tuttle has a B.A. in Marketing from Oklahoma State University. He is also a member of the LPG Charity Fund board of directors and a governor of the Oklahoma State University Foundation.

          Sharra Straight.    Ms. Straight has served as our Vice President and Comptroller since October 2010. Ms. Straight was the Vice President of Finance and Controller of NGL Supply from 2005 until the membership interests in NGL Supply were contributed to us as part of our formation transactions. Ms. Straight joined NGL Supply in 2002 as Controller and Director of Accounting. Ms. Straight has a B.A. in Accounting and Computer Science from Northeastern State University.

          William A. Zartler.    Mr. Zartler has served as a member of the board of directors of our general partner since its formation in September 2010. Mr. Zartler was the Chairman of the Board of NGL Supply from 2004 until the membership interests in NGL Supply were contributed to us as part of our formation transactions. Mr. Zartler is a founder and managing partner of Denham Capital Management LP, an energy and commodities-focused private equity firm. He is a Founding Partner of Denham, having been with the firm since its inception in 2004, and heads the firm's Energy Infrastructure Group. Prior to joining Denham, Mr. Zartler was an entrepreneur and a founder of Solaris Energy Services. Mr. Zartler has a B.S. in Mechanical Engineering from the University of Texas and an M.B.A. from Texas A&M University.

          Mr. Zartler brings extensive financial and acquisition experience in the energy industry to the board. Mr. Zartler provides expertise in developing acquisition strategies and evaluating acquisition opportunities.

Executive Compensation

          We were formed in September 2010 and we expect to complete our initial public offering in 2011. We have incurred no cost or liability with respect to compensation, management incentive or retirement benefits for our executive officers for the fiscal year ended March 31, 2010 or for any prior periods.

Director Compensation

          Our officers or employees who also serve as directors of our general partner will not receive additional compensation for their service as a director. Directors of our general partner who are not our officers or employees will receive compensation as "non-employee directors."

          We anticipate that the board of directors of our general partner, upon recommendation from the compensation committee, will adopt a director compensation program under which non-employee directors will be compensated for their service as directors. We expect that each non-employee director will receive an annual retainer, an additional retainer for service as the chair of a standing committee and meeting attendance fees. We also expect to grant equity-based awards to non-employee directors upon appointment to the board or as of the completion of this offering and on an annual basis. Non-employee directors will be reimbursed for all out-of-pocket expenses incurred in connection with attending board or committee meetings. Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Discussion and Analysis

          We were formed in September 2010 and we have incurred no cost or liability with respect to compensation, management incentive or retirement benefits for our executive officers for the fiscal year ended March 31, 2010 or for any prior periods.

          The board of directors of our general partner will have responsibility and authority for compensation-related decisions for our executive officers. The board of directors of our general partner, or the compensation committee of the board, also has responsibility and authority to make awards to our executive and non-executive officers under our long-term incentive plan, which is described below.

          Because NGL Supply and Hicksgas were privately held companies, neither company historically had formal compensation policies or practices. All compensation decisions were made at the discretion of the respective boards of directors of the companies.

          We expect that the future compensation of our executive officers will include a significant component of incentive compensation based on our performance. We expect to employ a compensation philosophy that will emphasize pay-for-performance, focused primarily on the ability to increase sustainable quarterly distributions to our unitholders. Pay-for-performance will be based on a combination of our performance and the individual executive officer's impact on our performance. We believe this pay-for-performance approach will generally align the interests of our executive officers with the interests of our unitholders, and at the same time enable us to maintain a lower level of base overhead in the event our operating and financial performance do not meet our expectations.

          We will design our executive compensation to attract and retain individuals with the background and skills necessary to successfully execute our business strategies, to motivate those individuals to reach short-term and long-term goals in a way that aligns their interests with the interests of our unitholders, and to reward success in reaching those goals. We expect to use three primary elements of compensation to implement our executive compensation policy: salary, cash bonus, and long-term equity incentive awards. The cash bonus and equity incentive elements will be performance-based, and can be tailored to meet our objectives. The determination of an executive officer's cash bonus will reflect his or her relative contribution to achieving or exceeding annual goals. The determination of long-term equity incentive awards will be based on an executive officer's expected contribution to long-term performance objectives. Long-term equity incentive awards will generally require the continued employment of the recipient during the vesting period, which provides a forfeitable long-term incentive to encourage executive retention.

          We do not maintain a defined benefit or pension plan for our executive officers, because we believe such plans primarily reward longevity rather than performance. We provide a basic benefits package available to all full-time employees, which includes a 401(k) plan and medical, dental, disability and life insurance.

Employment Agreements

          In connection with our formation, we entered into an employment agreement with Dr. Coady and Mr. Coady. The employment agreement provides that Dr. Coady may not be terminated as the Co-President and Chief Operating Officer, Retail Division of our general partner and Mr. Coady may not be terminated as Co-President, Retail Division of our general partner before October 14, 2011, unless such termination is for cause.

          We do not intend to enter into employment agreements with any of our other executive officers.

Long Term Incentive Compensation Plan

          Our general partner intends to adopt the NGL Energy Partners LP 2011 Long Term Incentive Plan for the employees, directors and consultants of our general partner and its affiliates who perform services for us. To date, no awards have been made under the Long Term Incentive Plan. The description of the Long Term Incentive Plan set forth below is a summary of the material features of the Long Term Incentive Plan. This summary, however, does not purport to be a complete description of all the provisions of the Long Term Incentive Plan. This summary is qualified in its entirety by reference to the Long Term Incentive Plan.

          The Long Term Incentive Plan will consist of restricted units, phantom units, unit options, unit appreciation rights and other unit-based awards. The Long Term Incentive Plan will limit the number of common units that may be delivered pursuant to awards under the plan to                 units. Units withheld to satisfy tax withholding obligations will not be considered to be delivered under the Long Term Incentive Plan. In addition, if an award is forfeited, canceled, exercised, paid or otherwise terminates or expires without the delivery of units, the units subject to such award will again be available for new awards under the Long Term Incentive Plan. Common units to be delivered pursuant to awards under the Long Term Incentive Plan may be newly issued common units, common units acquired by us in the open market, common units acquired by us from any other person, or any combination of the foregoing. If we issue new common units upon vesting of the phantom units, the total number of common units outstanding will increase.

Administration

          The Long Term Incentive Plan will be administered by the board of directors and compensation committee of our general partner. The board of directors of our general partner may terminate or amend the Long Term Incentive Plan at any time with respect to any units for which a grant has not yet been made. Our board of directors also has the right to alter or amend the Long Term Incentive Plan or any part of the Long Term Incentive Plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. No change may be made in any outstanding grant that would materially reduce the benefits of the participant without the consent of the participant. The Long Term Incentive Plan will expire upon its termination by the board of directors or, if earlier, when no units remain available under the Long Term Incentive Plan for awards. Upon termination of the Long Term Incentive Plan, awards then outstanding will continue pursuant to the terms of their grants.

Restricted Units

          A restricted unit is a common unit that vests over a period of time and that during such time is subject to forfeiture. In the future, the plan administrator may determine to make grants of restricted units under the Long Term Incentive Plan to employees, directors and consultants, containing such terms as the plan administrator determines. The plan administrator will determine the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial goals or other events. In addition, the restricted units may vest upon a change in control. Distributions made on restricted units may be subjected to vesting provisions. If a grantee's employment, consulting arrangement or membership on the board of directors terminates during the restricted period for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

Phantom Units

          A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the fair market value of a common unit. In the future, the plan administrator may determine to make grants of phantom units under the Long Term Incentive Plan to employees, consultants and directors containing such terms as the plan administrator determines. The plan administrator will determine the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial goals or other events. In addition, the phantom units may vest upon a change in control. If a grantee's employment, consulting arrangement or membership on the board of directors terminates for any reason during the restricted period, the grantee's phantom units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

          The plan administrator, in its discretion, may grant distribution equivalent rights, or DERs, with respect to a phantom unit. DERs entitle the grantee to receive a cash payment equal to the cash distributions made on a common unit during the period the phantom unit is outstanding. The plan administrator will establish whether the DERs are paid currently, when the tandem phantom unit vests or on some other basis.

          We intend the grant of restricted units and issuance of any common units upon vesting of the phantom units under the Long Term Incentive Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Unit Options and Unit Appreciation Rights

          The Long Term Incentive Plan also permits the grant of options covering common units and unit appreciation rights. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units as determined by the plan administrator. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine that are not inconsistent with the Long Term Incentive Plan. However, the exercise price of a unit option or unit appreciation right may not be less than the fair market value of a common unit on the date of grant.

          In general, unit options and unit appreciation rights will become exercisable over a period determined by the plan administrator. The plan administrator, in its discretion, may provide that unit options and unit appreciation rights will become exercisable upon a change in control. If a grantee's employment, consulting arrangement or membership on the board of directors terminates for any reason during the restricted period, the grantee's unvested unit options and unit appreciation rights will be automatically forfeited unless, and to the extent, the award agreement or plan administrator provides otherwise. The plan administrator will determine the method or methods that may be used to pay the exercise price of unit options. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to participants and to align their interests with those of our unit holders.

U.S. Federal Income Tax Consequences of Awards Under the Long Term Incentive Plan

          Generally, when restricted units, phantom units, unit options or unit appreciation rights are granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common units and/or cash in respect of the award of phantom units or the release of restrictions on restricted units, including any distributions that have been made thereon, the participant recognizes compensation equal to the fair market value of the cash and/or units as of the date of delivery or release. A participant generally recognizes compensation income with respect to unit options and unit appreciation rights at the time the award is exercised in an amount equal to the excess of the fair market value of a unit on the date of exercise over the exercise price of the award, multiplied by the number of units subject to the award. Unit awards that are not subject to vesting restrictions or deferral typically represent taxable income on the date of grant. Unless other arrangements are made, the plan administrator is authorized to withhold from any payment due under any award or from any compensation or other amount owing to a participant, an amount (in cash, units, units that would otherwise be issued pursuant to the award, or other property) of any applicable taxes payable with respect to the grant of an award, its settlement, its exercise or the lapse of restrictions applicable to an award or in connection with any payment relating to an award or the transfer of an award and to take such other actions as may be necessary to satisfy the withholding obligations with respect to an award.

Relation of Compensation Policies and Practices to Risk Management

          We expect our compensation arrangements to contain a number of design elements that serve to minimize the incentive for taking excessive or inappropriate risk to achieve short-term, unsustainable results. In combination with our risk-management practices, we do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth the beneficial ownership of our units following the completion of this offering and assuming the underwriters do not exercise their option to purchase additional common units from us by:

  •
  each person or group of persons known by us to be a beneficial owner of more than 5% of our outstanding units;

  •
  each director of our general partner;

  •
  each executive officer of our general partner; and

  •
  all directors and executive officers of our general partner as a group.

Name and Address of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned(2)		Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned(2)		Percentage of Total Common and Subordinated Units to be Beneficially Owned(2)
NGL Holdings, Inc.(3)			%			%		%
Hicks Oils & Hicksgas, Incorporated(4)			%			%		%
H. Michael Krimbill			%			%		%
Craig S. Jones			%			%		%
Bradley K. Atkinson			%			%		%
Shawn W. Coady			%			%		%
Todd M. Coady			%			%		%
Brian K. Pauling			%			%		%
Stephen D. Tuttle			%			%		%
Sharra Straight			%			%		%
William A. Zartler			%			%		%
All directors and executive officers as a group (nine persons)			%			%		%

*
Less than 1.0%

(1)
Unless otherwise indicated, the address for all beneficial owners in this table is 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

(2)
Based on                 common units and                 subordinated units outstanding.

(3)
The address for NGL Holdings, Inc. is c/o Denham Capital Management LP, 200 Clarendon St., 25th Floor, Boston, MA 02116.

(4)
The address for Hicks Oils & Hicksgas, Incorporated is 204 N. Route 54, Roberts, Illinois 60962.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          After this offering, and assuming the underwriters do not exercise their option to purchase additional common units from us, our general partner and its affiliates will own an aggregate of                 common units and                 subordinated units, representing an aggregate         % limited partner interest in us. In addition, our general partner will own a 0.1% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

          Our general partner and its affiliates do not receive any management fee or other compensation for the management of our business and affairs, but they are reimbursed for all expenses that they incur on our behalf, including general and administrative expenses. Our general partner determines the amount of these expenses. In addition, our general partner owns the 0.1% general partner interest and all of the incentive distribution rights. Our general partner is entitled to receive incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement.

          The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our ongoing operation and any liquidation of NGL Energy Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

Pre-IPO Stage
The consideration received by our general partner and its affiliates prior to or in connection with this offering	• common units; • subordinated units; • a 0.1% general partner interest; and • our incentive distribution rights.
Post-IPO Stage
Distributions of available cash to our general partner and its affiliates
We will generally make cash distributions 99.9% to our unitholders pro rata, including the NGL Energy LP Investor Group as the holders of an aggregate common units and subordinated units, and 0.1% to our general partner, assuming it makes any capital contributions necessary to maintain its 0.1% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 48.1% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $ million on its general partner interest and the NGL Energy LP Investor Group would receive an aggregate annual distribution of approximately $ million on their common and subordinated units.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units and to maintain its general partner interest. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions — General Partner's Right to Reset Incentive Distribution Levels."
Payments to our general partner and its affiliates
Our general partner and its affiliates will not receive any management fee or other compensation for the management of our business and affairs, but they will be reimbursed for all expenses that they incur on our behalf, including general and administrative expenses. As the sole purpose of the general partner is to act as our general partner, we expect that substantially all of the expenses of our general partner will be incurred on our behalf and reimbursed by us or our subsidiaries. Our general partner will determine the amount of these expenses.
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement — Withdrawal or Removal of Our General Partner."
Liquidation Stage
Liquidation	Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates

          We intend to enter into a shared services agreement with HOH to provide management, accounting and office services.

 Review, Approval or Ratification of Transactions with Related Persons

          We expect to adopt a Code of Business Conduct and Ethics that will set forth our policies for the review, approval and ratification of transactions with related persons. Under the Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the chief executive officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with our general partner's organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, the board and/or a "conflicts committee" meeting the definitional requirements for such a committee under our partnership agreement.

          Upon our adoption of the Code of Business Conduct and Ethics, any executive officer of our general partner will be required to avoid conflicts of interest unless approved by the board of directors.

          In the case of any sale of equity by us to an owner or affiliate of an owner of our general partner, we anticipate that our practice will be to obtain general approval of the board of directors for the transaction. Our general partner's board may delegate authority to set the specific terms of such a sale of equity to a pricing committee.

 CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

          Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

          Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner's fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

          Our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee, although our general partner is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

          Our general partner may, but is not required under our partnership agreement to, seek the approval of such resolution from the conflicts committee. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors that it determines in good faith to be appropriate when resolving a conflict. When our partnership agreement provides that someone act in good faith, our partnership agreement requires that the person subjectively believe he is acting in the best interests of the partnership or, with respect to matters involving the relative rights and privileges of the holders of partnership interests, consistently with the intent of the provisions of our partnership agreement.

          Conflicts of interest could arise in the situations described below, among others.

Our general partner and its affiliates are allowed to take into account the interests of parties other than us in resolving conflicts of interest.

          Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples include our general partner's limited call right, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership.

Affiliates of our general partner are not restricted from competing with us.

          Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, our partnership agreement does not restrict the ability of affiliates of our general partner to engage in any activities, including propane related activities, such as the retail sale of propane or trading, transportation, storage and wholesale distribution of propane.

          Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers and directors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, affiliates of our general partner may compete with us for investment opportunities and may own an interest in entities that compete with us.

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without those limitations, might constitute breaches of its fiduciary duty.

          In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. For example, our partnership agreement:

  •
  provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith, meaning it subjectively believed that the decision was in, or not opposed to, the best interests of our partnership;

  •
  provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee and not involving a vote of the common unitholders must either be (i) on terms no less favorable to us than those generally provided to or available from unrelated third parties or (ii) "fair and reasonable" to us, as determined by our general partner in good faith, provided that, in determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

  •
  provides that our general partner and its officers and directors will not be liable for monetary damages to us, or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that their conduct was criminal.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

          Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

  •
  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

  •
  the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

  •
  the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

  •
  the negotiation, execution and performance of any contracts, conveyances or other instruments;

  •
  the distribution of our cash;

  •
  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

  •
  the maintenance of insurance for our benefit and the benefit of, among others, our subsidiaries and partners;

  •
  the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

  •
  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

  •
  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

  •
  the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

  •
  the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

          Our partnership agreement provides that our general partner must act in "good faith" when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in "good faith," our general partner must subjectively believe that the determination is in, or not opposed to, our best interests. Please read "The Partnership Agreement — Voting Rights" for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

          The amount of cash that is available for distribution to our unitholders is affected by the decisions of our general partner regarding such matters as:

  •
  the amount and timing of asset purchases and sales;

  •
  cash expenditures and the amount of maintenance capital expenditures;

  •
  borrowings;

  •
  the issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

          Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

          In addition, our general partner may use an amount, initially equal to $              million, which would not otherwise constitute available cash from operating surplus, to permit the payment of cash distributions on its subordinated units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

          In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  accelerating the expiration of the subordination period.

          For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period."

          Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may borrow funds from us, or our operating company and its operating subsidiaries.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

          We will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

          Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the completion of this offering, will be the result of arm's-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering may not be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the conflicts committee should make a determination on our behalf with respect to such arrangements.

          Our general partner will determine, in good faith, the terms of any of these transactions entered into after the completion of this offering.

Our general partner intends to limit its liability regarding our obligations.

          Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of our common units.

          Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may be required to sell his common units at an undesirable time or price. Please read "The Partnership Agreement — Limited Call Right."

Our general partner controls the enforcement of its and its affiliates' obligations to us.

          Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

          The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

          Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

          We anticipate that our general partner would exercise this reset right to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; it is possible, however, that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner's incentive distribution rights. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights."

Fiduciary Duties

          Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware LP Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate, except for the contractual covenant of good faith and fair dealing, the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

          Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such modifications, such transactions could result in violations of our general partner's state law fiduciary duty standards. We believe this is appropriate and necessary because our general partner's board of directors will have fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues relating to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that are not approved by a vote of common unitholders and that are not approved by the conflicts committee must be
• on terms no less favorable to us than those generally being provided to, or available from, unrelated third parties; or

•       "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware LP Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. The Delaware LP Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner's or other person's good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity, an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement. To the fullest extent permitted by law, it shall be presumed that our general partner or any other indemnitee acted in a manner that satisfied the contractual standards set forth in our partnership agreement. In any proceeding brought by or on behalf of any limited partner, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

          By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware LP Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

          Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read "The Partnership Agreement — Indemnification."

 DESCRIPTION OF THE COMMON UNITS

The Units

          The common units and the subordinated units represent limited partner interests in us. The common units and the subordinated units are separate classes of limited partner interests in us. The holders of common units and subordinated units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units and our general partner in and to partnership distributions, please read this section and "Our Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

          Duties.                     will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

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  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges in connection therewith;

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  special charges for services requested by a common unitholder; and

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  other similar fees or charges.

          There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

          Resignation or Removal.    The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

          By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

  •
  automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

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  represents that the transferee has the capacity, power and authority to become bound by our partnership agreement; and

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  gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

          Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

          We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

          Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

          Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

          The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

          We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

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  with regard to distributions of available cash, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";

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  with regard to the fiduciary duties of our general partner, please read "Conflicts of Interest and Fiduciary Duties";

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  with regard to the transfer of common units, please read "Description of the Common Units — Transfer of Common Units"; and

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  with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization and Duration

          Our partnership was organized in September 2010 and will have a perpetual existence.

Purpose

          Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

          Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of retail propane sales, wholesale supply and marketing and propane terminaling, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

          Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Capital Contributions

          Unitholders are not obligated to make additional capital contributions, except as described below under "— Limited Liability."

          For a discussion of our general partner's right to contribute capital to maintain its 0.1% general partner interest if we issue additional units, please read "— Issuance of Additional Partnership Interests."

 Voting Rights

          The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a "unit majority" require:

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  during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

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  after the subordination period, the approval of a majority of the common units, voting as a single class.

          In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.
Amendment of our partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "— Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read "— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "— Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "— Dissolution."
Withdrawal of our general partner
Prior to , 2021, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is generally required for the withdrawal of our general partner. Please read "— Withdrawal or Removal of Our General Partner."
Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "— Withdrawal or Removal of Our General Partner."
Transfer of our general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2021. Please read "— Transfer of General Partner Interest."
Transfer of incentive distribution rights	No approval rights. Please read "— Transfer of Incentive Distribution Rights."
Transfer of ownership interests in our general partner	No approval required at any time. Please read "— Transfer of Ownership Interests in the General Partner."

          If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates; (ii) any person or group that acquires the units directly or indirectly from our general partner of its affiliates, provided that our general partner notifies such transferees that the limitation does not apply; or (iii) any person or group that acquires the units from us provided that our general partner notifies such transferees that the limitation does not apply.

Applicable Law; Forum, Venue and Jurisdiction

          Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

  •
  arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners, or the rights or powers of, or restrictions on, the limited partners or us);

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  brought in a derivative manner on our behalf;

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  asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

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  asserting a claim arising pursuant to any provision of the Delaware LP Act; and

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  asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims.

          By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

          Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware LP Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware LP Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner;

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  to approve some amendments to our partnership agreement; or

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  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware LP Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware LP Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

          Under the Delaware LP Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. Neither liabilities to partners on account of their partnership interests nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware LP Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware LP Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware LP Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware LP Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

          Our subsidiaries conduct business in 30 states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

          Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

          Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

          It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

          In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled or may have other preferences, rights, powers and duties, which may be senior to existing classes and series of partnership interests. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

          Upon issuance of additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 0.1% general partner interest in us. Our general partner's 0.1% general partner interest in us will be reduced if we issue additional units in the future (other than in those circumstances described above) and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates or the beneficial owners thereof or any of their respective affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates and such beneficial owners, to the extent necessary to maintain the percentage interest of our general partner and its affiliates and such beneficial owners or any of their respective affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

          General.    Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, to the full extent permitted by law, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

          Prohibited Amendments.    No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

  •
  enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

          The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, affiliates of our general partner will own approximately         % of our outstanding common and subordinated units as a single class (or         % of the outstanding common and subordinated units as a single class, if the underwriters exercise their option to purchase additional common units from us in full).

          No Unitholder Approval.    Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

  •
  a change in our name, the location of our principal place of business, our registered agent or our registered office;

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  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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  a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated);

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •
  an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests, including in connection with the adjustments to the minimum quarterly distribution amount and target distribution levels described under "Provisions of Our Partnership Agreement Relating to Cash Distribution — General Partner's Right to Reset Incentive Distribution Levels";

  •
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

  •
  any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, joint venture or other entity, as otherwise permitted by our partnership agreement;

  •
  a change in our fiscal year or taxable year and related changes;

  •
  conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

  •
  any other amendments substantially similar to any of the matters described in the clauses above or the following paragraph.

          Our general partner may also make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

  •
  do not adversely affect in any material respect the limited partners (or any particular class of limited partners);

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware LP Act);

  •
  are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of partnership interests under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

          Opinion of Counsel and Unitholder Approval.    Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described above under "— No Unitholder Approval." No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

          In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

          A merger, consolidation or conversion of us requires the prior consent of our general partner. However, to the fullest extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

          In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units outstanding immediately prior to the transaction will be a substantially identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than the incentive distribution rights) immediately prior to the transaction.

          If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

          We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

  •
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

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  there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

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  the entry of a decree of judicial dissolution of our partnership; or

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  the withdrawal or removal of our general partner or any other event specified in our partnership agreement that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

          Upon a dissolution under clause (4) above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

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  the action would not result in the loss of limited liability under Delaware law of any limited partner; and

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  neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

          Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

          Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to             , 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after             , 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "— Transfer of General Partner Interest" and "— Transfer of Incentive Distribution Rights."

          Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner to continue the business of the partnership. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "— Dissolution."

          Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class (including, in each case, units held by our general partner and its affiliates). The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the practical ability to prevent our general partner's removal. Upon the completion of this offering, affiliates of our general partner will own         % of the outstanding units (or         % of the outstanding units, if the underwriters exercise their option to purchase additional common units from us in full).

          Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and no units held by our general partner and its affiliates are voted in favor of that removal:

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  the subordination period will end and the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis;

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  all cumulative common unit arrearages on the common units will be extinguished;

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  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

          In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner or its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of the departing general partner and the successor general partner will determine the fair market value.

          If the option to purchase described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all of its or its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

          In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates, and any other out-of-pocket expenses directly or indirectly relating to the withdrawal or removal of the departing general partner.

 Transfer of General Partner Interest

          Prior to             , 2021, except for transfer by our general partner of all, but not less than all, of its general partner interest to (i) an affiliate of our general partner (other than an individual) or (ii) another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner interest to another person without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. After             , 2021, our general partner may transfer all or any part of its general partner interest in us to another person without the approval of the unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

          Our general partner and its affiliates may, at any time, transfer common units or subordinated units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

          At any time, the owners of our general partner may sell or transfer all or part their ownership interests in our general partner to an affiliate or a third party without unitholder approval.

Transfer of Incentive Distribution Rights

          Our general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

          Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove NGL Energy Holdings LLC as our general partner or from otherwise changing our management. Please read "— Withdrawal or Removal of Our General Partner" for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read "— Meetings; Voting."

Limited Call Right

          If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners thereof or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

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  the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

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  the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days preceding the date three days before the date the notice is mailed.

          As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences — Disposition of Common Units."

 Non-Citizen Assignees; Redemption

          If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

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  obtain proof of the nationality, citizenship or other related status of the limited partner or transferees (and their owners, to the extent relevant); and

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  permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

          If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

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  obtain proof of the U.S. federal income tax status of the limited partner or transferees (and their owners, to the extent relevant); and

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  permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

          Except as described below regarding certain persons or groups owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

          Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

          Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "— Issuance of Additional Partnership Interests." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved (at the time of transfer as evidenced by notification) transferee of our general partner or its affiliates and purchasers specifically approved, as evidenced by notification, by our general partner in its sole discretion, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will generally vote together with common units, as a single class.

          Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

          By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under "— Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

          Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

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  our general partner;

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  any departing general partner;

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  any person who is or was an affiliate of our general partner or any departing general partner;

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  any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in the three bullet points above or any of their subsidiaries or affiliates of their subsidiaries;

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  any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates; and

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  any person designated by our general partner.

          Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

          Our partnership agreement requires us to reimburse our general partner and its affiliates for all expenses they incur or payments they make on our behalf. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in the expenses that are allocable to us and our subsidiaries.

 Books and Reports

          Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

          We will furnish or make available to record holders of our common units, within 120 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

          We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

          Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, the reasonableness of which having been determined by our general partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

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  a current list of the name and last known address of each partner;

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  a copy of our tax returns;

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  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

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  copies of our partnership agreement, our certificate of limited partnership and all amendments thereto;

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  information regarding the status of our business and our financial condition; and

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  any other information regarding our affairs as is just and reasonable.

          To the full extent permitted by law, our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

          Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of NGL Energy Holdings LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

          After the sale of the common units offered hereby, our general partner and its affiliates will hold an aggregate of                                        common units and                                       subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

          The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1.0% of the total number of the securities outstanding, or

  •
  the average weekly reported trading volume of the common units for the four weeks prior to the sale.

          Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144. After beneficially owning restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

          The partnership agreement does not restrict our ability to issue any partnership securities. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read "The Partnership Agreement — Issuance of Additional Partnership Interests."

          Under our partnership agreement, we have agreed to register for resale under the Securities Act any common units, subordinated units, or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units, subordinated units, or other partnership interests to require registration of any of these units or interests and to include any of these units or interests in a registration by us of other units, including units offered by us or by any unitholder. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. These registration rights continue for two years following any withdrawal or removal of NGL Energy Holdings LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

          Our partnership, our general partner and its affiliates, including the executive officers and directors of our general partner, have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus, subject to certain exceptions. For a description of these lock-up provisions, please read "Underwriting."

 MATERIAL TAX CONSEQUENCES

          This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, existing and proposed Treasury regulations promulgated under the Internal Revenue Code, or the Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to NGL Energy Partners LP and our operating company.

          The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, or IRAs, real estate investment trusts, or REITs, or mutual funds. In addition, this discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

          No ruling has been or will be requested from the Internal Revenue Service, or the IRS, regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Akin Gump Strauss Hauer & Feld LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in available cash for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

          All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Akin Gump Strauss Hauer & Feld LLP and are based on the accuracy of the representations made by us.

          For the reasons described below, Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales"); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "— Disposition of Common Units — Allocations Between Transferors and Transferees"); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "— Tax Consequences of Unit Ownership — Section 754 Election").

Partnership Status

          A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

          Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof, including the transportation and retail and wholesale marketing of propane. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Akin Gump Strauss Hauer & Feld LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

          No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating company for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Akin Gump Strauss Hauer & Feld LLP on such matters. It is the opinion of Akin Gump Strauss Hauer & Feld LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

          In rendering its opinion, Akin Gump Strauss Hauer & Feld LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Akin Gump Strauss Hauer & Feld LLP include the following:

  •
  Neither we nor the operating company has elected or will elect to be treated as a corporation; and

  •
  For each taxable year, more than 90% of our gross income has been and will be income that Akin Gump Strauss Hauer & Feld LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

          We believe that these representations have been true in the past and expect that these representations will be true in the future.

          If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

          If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

          The discussion below is based on Akin Gump Strauss Hauer & Feld LLP's opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

          Unitholders who have become limited partners of NGL Energy Partners LP will be treated as partners of NGL Energy Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of NGL Energy Partners for federal income tax purposes.

          A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "— Tax Consequences of Unit Ownership — Treatment of Short Sales."

          Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in NGL Energy Partners LP. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in NGL Energy Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

          Flow-Through of Taxable Income.    Subject to the discussion below under "— Entity-Level Collections," we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

          Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "— Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "— Limitations on Deductibility of Losses."

          A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

          Ratio of Taxable Income to Distributions.    We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

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  gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

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  we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

          Basis of Common Units.    A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

          Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or a corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders' tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

          In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

          In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder's investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

          A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

          Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

          The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

          Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

          Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

          Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as the "Contributed Property." The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, "reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

          An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

          Akin Gump Strauss Hauer & Feld LLP is of the opinion that, with the exception of the issues described in "— Section 754 Election" and "— Disposition of Common Units — Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

          Treatment of Short Sales.    A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

          Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "— Disposition of Common Units — Recognition of Gain or Loss."

          Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

          Tax Rates.    Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

          The recently enacted Health Care and Education Reconciliation Act of 2010 will impose a 3.8% Medicare tax on certain investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder's allocable share of our income and any gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net income from all investments, and (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly) or $200,000 (if the unitholder is unmarried).

          Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS unless there is a technical termination of the partnership. Please read "— Disposition of Common Units — Constructive Termination." The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (i) his share of our tax basis in our assets ("common basis") and (ii) his Section 743(b) adjustment to that basis.

          We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "— Uniformity of Units."

          Although Akin Gump Strauss Hauer & Feld LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "— Uniformity of Units." A unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "— Disposition of Common Units — Recognition of Gain or Loss." The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

          A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units'

share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

          The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

          Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read "— Disposition of Common Units — Allocations Between Transferors and Transferees."

          Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and other unitholders as of that time. Please read "— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction."

          To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read "— Uniformity of Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

          If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction" and "— Disposition of Common Units — Recognition of Gain or Loss."

          The costs we incur in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

          Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

          Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

          Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

          Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

          The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

          Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

          Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

          Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

          Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Akin Gump Strauss Hauer & Feld LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

          A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

          Notification Requirements.    A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

          Constructive Termination.    We will be considered to have technically terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedules K-1 if the relief discussed below is unavailable) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs.

Uniformity of Units

          Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "— Tax Consequences of Unit Ownership — Section 754 Election."

          We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "— Tax Consequences of Unit Ownership — Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "— Disposition of Common Units — Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

          Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

          Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

          Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

          In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

          A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

          Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Akin Gump Strauss Hauer & Feld LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

          The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

          Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement names NGL Energy Holdings LLC, our general partner, as our Tax Matters Partner.

          The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

          A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

          Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  •
  a person that is not a U.S. person;

    •
    a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

    •
    a tax-exempt entity;

  •
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

          Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

          Accuracy-Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

          For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority"; or

  •
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

          If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

          A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts.

          No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

          In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is not reasonable cause defense to the imposition of this penalty to such transactions.

          Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "— Information Returns and Audit Procedures."

          Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "— Accuracy-Related Penalties";

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

          We do not expect to engage in any "reportable transactions."

State, Local, Foreign and Other Tax Considerations

          In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will own property or do business in a number of jurisdictions, including Georgia, Illinois, Indiana, Kansas, Mississippi, Missouri, Oklahoma and Texas. Each of these states, other than Texas, imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "— Tax Consequences of Unit Ownership — Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

          The personal tax consequences of an investment in us may vary among unitholders under the laws of pertinent jurisdictions and, therefore, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal, tax returns that may be required of him. Akin Gump Strauss Hauer & Feld LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

 INVESTMENT IN NGL ENERGY PARTNERS LP BY EMPLOYEE BENEFIT PLANS

          An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, or, collectively, the Similar Laws. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities, or IRAs, established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

  •
  whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read "Material Tax Consequences — Tax-Exempt Organizations and Other Investors"; and

  •
  whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

          The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

          Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that, with respect to the plan, are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

          In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

          The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets." Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  (a)
  the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

  (b)
  the entity is an "operating company," — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

  (c)
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

          Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

          In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

                                                  and                                        are acting as joint book-running managers for this offering and as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of common units set forth opposite their names below:

Underwriters	Number of Common Units

Total

          The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The common units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

          The underwriting agreement provides that the underwriters are obligated to purchase all the common units offered by this prospectus if any are purchased, other than those common units covered by the underwriters' option to purchase additional units from us described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Common Units

          We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional                                       common units from us at the initial public offering price less the underwriting discounts and commissions, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the common units that the underwriters have agreed to purchase from us but that are not payable on such additional common units, to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional common units in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

          The common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $             per share, of which up to $             per share may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

          The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per unit basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional common units from us:

Total
	Per Common Unit	Without Option	With Option
Public offering price	$
Underwriting discounts and commissions	$
Proceeds, before expenses, to us	$	$	$

          We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $             .

Indemnification of Underwriters

          The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

          We, our general partner and certain of its affiliates, and the directors and executive officers of our general partner have agreed, subject to certain exceptions, that, without the prior written consent of                          , we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of this prospectus, directly or indirectly:

  •
  issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our common units or any securities convertible into or exercisable or exchangeable for our common units, except that we may issue common units or any securities convertible or exchangeable into our common units as payment of any part of the purchase price for businesses that we acquire; provided that any recipient of such common units must agree in writing to be bound by these provisions for the remainder of the lock-up period;

  •
  in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any of our common units or any securities convertible into or exercisable or exchangeable for our common units (other than (i) any Rule 462(b) registration statement filed to register securities to be sold to the underwriters pursuant to the underwriting agreement, (ii) any registration statement on Form S-8 to register common units or options to purchase common units pursuant to the long-term incentive plan, and (iii) any registration statement in connection with our entrance into a definitive agreement relating to an acquisition; or

  •
  enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common units or any securities convertible into or exercisable or exchangeable for our common units, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common units, other securities, in cash or otherwise; or publicly announce an intention to do any of the foregoing. Moreover, if:

  •
  during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news on a material event relating to us will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless                          waives, in writing, that extension.

                                    may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the common units or other securities subject to the lock-up agreements.

Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Electronic Distribution

          This prospectus and the registration statement of which this prospectus forms a part may be made available in electronic format on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders. Other than the information set forth in this prospectus and the registration statement of which this prospectus forms a part, information contained in any website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

New York Stock Exchange

          We intend to apply to list our common units on the NYSE under the symbol "NGL." The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Stabilization

          In order to facilitate this offering of our common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common units. Specifically, the underwriters may sell more common units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common units available for purchase by the underwriters under their option to purchase additional common units from us. The underwriters may close out a covered short sale by exercising their option to purchase additional common units from us or purchasing common units in the open market. In determining the source of common units to close out a covered short sale, the underwriters may consider, among other things, the market price of common units compared to the price payable under their option to purchase additional common units from us. The underwriters may also sell common units in excess of the number of common units available under their option to purchase additional common units from us, creating a naked short position. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

          As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common units in the open market to stabilize the price of our common units, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common units in this offering if the underwriting syndicate repurchases previously distributed common units to cover syndicate short positions or to stabilize the price of the common units.

          The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

          The foregoing transactions, if commenced, may be effected on the NYSE or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Discretionary Accounts

          The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of common units offered by them.

Pricing of This Offering

          Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for our common units was determined between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

  •
  prevailing market conditions;

  •
  our results of operations and financial condition;

  •
  financial and operating information and market valuations with respect to other companies that we and the representative of the underwriters believe to be comparable or similar to us;

  •
  the present state of our development; and

  •
  our future prospects.

          An active trading market for our common units may not develop. It is possible that the market price of our common units after this offering will be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

Relationships

          Affiliates of                          and                           have performed commercial banking services for us for which they has received customary fees and expenses. Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking, advisory and other financial services to us and our affiliates for which they may in the future receive customary fees and expenses. Affiliates of                          and                           are lenders under our revolving credit facility and will receive their proportionate share of the repayment of borrowings outstanding under our revolving credit facility by us in connection with this offering.

          This offering is being made in compliance with Rule 2310 of the Financial Industry Regulatory Authority. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Sales Outside the United States

          No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our common units, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common units in any jurisdiction where action for that purpose is required. Accordingly, the common units may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common units may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Each of the underwriters may arrange to sell common units offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard,                          may arrange to sell common units in certain jurisdictions through an affiliate,                          ,                           or                           .                                        is a wholly owned indirect subsidiary of                          and an affiliate of                          .                                        is a U.K. incorporated investment firm regulated by the Financial Services Authority.                                       is the trade name for certain corporate and investment banking services of                          and its affiliates, including                          and                           .

 VALIDITY OF THE COMMON UNITS

          The validity of the common units will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by                                       .

EXPERTS

          The financial statements of NGL Supply, Inc. as of March 31, 2010 and 2009 and for each of the three years in the period ended March 31, 2010 included in this prospectus have been so included in reliance on the report of BDO USA, LLP an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

          The audited financial statements of the businesses of Hicks Oils & Hicksgas, Incorporated contributed to NGL Energy Partners LP as of June 30, 2010 and 2009, and for the years ended June 30, 2010, 2009 and 2008, have been so included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

          The audited financial statements of the businesses of Hicksgas Gifford, Inc. sold to NGL Energy Partners LP as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007, have been so included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

          The audited balance sheet of NGL Energy Partners LP as of September 30, 2010 has been so included herein in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website.

          We intend to furnish our unitholders annual reports containing our audited consolidated financial statements and to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

          Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "will," "may," "believe," "expect," "anticipate," "assume," "forecast," "predict," "intend," "plan," "estimate," "potential," "continue," or the negative of those terms or other variations of them or comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control or predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

  •
  changes in general economic conditions;

  •
  competitive conditions in our industry;

  •
  changes in the availability and cost of capital;

  •
  operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

  •
  the effects of existing and future laws and governmental regulations;

  •
  the effects of future litigation; and

  •
  certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

INDEX TO FINANCIAL STATEMENTS

NGL ENERGY PARTNERS LP
Introduction	F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2010	F-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended March 31, 2010	F-6
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended September 30, 2010	F-7
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-8
Report of Independent Registered Public Accounting Firm	F-11
Consolidated Balance Sheet as of September 30, 2010	F-12
Notes to Consolidated Balance Sheet	F-13
NGL SUPPLY, INC.
Unaudited Consolidated Balance Sheets as of September 30, 2010 and March 31, 2010	F-16
Unaudited Consolidated Statements of Operations for the six months ended September 30, 2010 and 2009	F-17
Unaudited Consolidated Statement of Changes in Equity for the six months ended September 30, 2010	F-18
Unaudited Consolidated Statements of Cash Flows for the six months ended September 30, 2010 and 2009	F-19
Notes to Unaudited Consolidated Financial Statements	F-20
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets as of March 31, 2010 and 2009	F-33
Consolidated Statements of Operations for the years ended March 31, 2010, 2009 and 2008	F-34
Consolidated Statements of Changes in Equity for the years ended March 31, 2010, 2009 and 2008	F-35
Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2009 and 2008	F-36
Notes to Consolidated Financial Statements	F-37
THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED CONTRIBUTED TO NGL ENERGY PARTNERS LP
Report of Independent Certified Public Accountants	F-64
Consolidated Balance Sheets as of June 30, 2010 and 2009 (audited) and September 30, 2010 (unaudited)	F-65
Consolidated Statements of Operations and Changes in Net Investment for the years ended June 30, 2010, 2009 and 2008 (audited) and for the three months ended September 2010 and 2009 (unaudited)	F-66
Consolidated Statements of Cash Flows for the years ended June 30, 2010, 2009 and 2008 (audited) and September 30, 2010 and 2009 (unaudited)	F-67
Notes to Consolidated Financial Statements	F-68
THE BUSINESSES OF HICKSGAS GIFFORD, INC. SOLD TO NGL ENERGY PARTNERS LP
Report of Independent Certified Public Accountants	F-81
Consolidated Balance Sheets as of December 31, 2009 and 2008 (audited) and as of September 30, 2010 (unaudited)	F-82
Consolidated Statements of Operations and Changes in Net Investment for the years ended December 31, 2009, 2008 and 2007 (audited) and for the nine months ended September 30, 2010 and 2009 (unaudited)	F-83
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 (audited) and for the nine months ended September 30, 2010 and 2009 (unaudited)	F-84
Notes to Consolidated Financial Statements	F-85

NGL ENERGY PARTNERS LP
Unaudited Pro Forma Condensed Consolidated Financial Statements

Introduction

          Set forth below are the unaudited pro forma condensed consolidated balance sheet as of September 30, 2010 and the unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2010 and the six months ended September 30, 2010 for NGL Energy Partners LP. "NGL Energy Partners LP," "we," "our," "us" or similar terms refer to NGL Energy Partners LP and its operating subsidiaries.

          Our unaudited pro forma financial statements should be read in conjunction with (i) the audited and unaudited financial statements of NGL Supply, Inc., or NGL Supply; (ii) the audited balance sheet of NGL Energy Partners LP; (iii) the audited and unaudited financial statements of the businesses Hicks Oils & Hicksgas, Incorporated contributed to NGL Energy Partners LP, or Hicks LLC; and (iv) the audited and unaudited financial statements of the businesses of Hicksgas Gifford, Inc., or Gifford, sold to NGL Energy Partners LP; in each case as included elsewhere in this prospectus. These unaudited pro forma financial statements are based on (a) the historical results of operations of NGL Supply, our predecessor for accounting purposes, for the year ended March 31, 2010; (b) the unaudited historical results of operations for NGL Supply for the six months ended September 30, 2010; (c) the audited historical results of operations of Hicks LLC and Gifford for their fiscal years ended June 30, 2010 and December 31, 2009, respectively, and (d) the historical results of operations of Hicks LLC and Gifford for the six months ended September 30, 2010 (not included herein).

          Our unaudited pro forma financial statements present the unaudited pro forma condensed consolidated balance sheet of NGL Energy Partners LP as of September 30, 2010, after giving pro forma effect to the transactions described below under "—Acquisition Transactions" and the transactions described below under "—Offering Transactions" (collectively, the "Transactions") as if the Transactions occurred on September 30, 2010. Our unaudited pro forma financial statements present the unaudited condensed consolidated statements of operations of NGL Energy Partners LP for the year ended March 31, 2010 and the six months ended September 30, 2010, after giving pro forma effect to the Transactions as if the Transactions occurred on April 1, 2009.

          Our unaudited pro forma financial statements do not include an adjustment for the estimated incremental increase in general and administrative expenses over historical levels as a result of our becoming a publicly-traded partnership. We estimate that such increase in costs will be approximately $1.0 million. In addition, our unaudited pro forma financial statements do not give any effect to any restructuring costs, potential cost savings, or other operating efficiencies that are expected to result from the Transactions.

          Our unaudited pro forma financial statements are based on certain assumptions and do not purport to be indicative of the results that actually would have been achieved if the Transactions were completed on the applicable dates. Moreover, they do not project our financial position or results of operations for any future date or period.

Acquisition Transactions

          On October 14, 2010, we purchased the propane-related assets and assumed certain related obligations from Hicks LLC and Gifford, which we collectively refer to as Hicksgas, for a combination of our common units and a payment of approximately $16.0 million, a total consideration, including assumed liabilities, of approximately $61.7 million (the "Acquisition"). The Acquisition was accounted for as a business combination using the acquisition method of accounting with NGL Supply as the acquirer. NGL Energy Partners LP, Hicks LLC and Gifford were determined to be the acquired entities.

NGL ENERGY PARTNERS LP
Unaudited Pro Forma Condensed Consolidated Financial Statements — (Continued)

          Our unaudited pro forma financial statements give effect to the following transactions related to the Acquisition that occurred on October 14, 2010, which we refer to as the "Acquisition Transactions":

  •
  Our entry into our new revolving credit facility that is more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Revolving Credit Facility."

  •
  The issuance of 1,272,288 (                          as adjusted for the unit split described under "—Offering Transactions) of our common units and an immediate distribution of $40.0 million to the shareholders of NGL Supply as a result of the Acquisition, and the financing of the cash distribution with amounts borrowed under our revolving credit facility.

  •
  Our acquisition of certain assets and assumed liabilities of Hicks LLC in exchange for the issuance by us of 1,116,300 (                          as adjusted for the unit split) of our common units and the payment of $410,000.

  •
  Our purchase of substantially all of the assets and certain assumed liabilities of Gifford with a cash payment of $15.5 million, which was financed with amounts borrowed under our revolving credit facility.

  •
  The issuance of 549,043 (                          as adjusted for the unit split) of our common units for cash contributions to us of approximately $11.0 million from the IEP Parties, which IEP Parties are described in the tables in "Summary—Formation Transactions and Partnership Structure."

          We had no operations from September 8, 2010, the date of our inception, to September 30, 2010. Our historical operations for the year ended March 31, 2010 and the six months ended September 30, 2010 reflected in these unaudited pro forma financial statements are those of NGL Supply prior to the Acquisition. NGL Supply's historical business consists principally of the retail distribution of propane; wholesale supply and marketing of propane and other natural gas liquids; and midstream propane operations. NGL Supply's operations are located primarily in the Northeast, Southeast and Midwest regions of the United States. The common units we issued to the shareholders of NGL Supply were recorded at the historical net equity value of NGL Supply at the time of the Acquisition since NGL Supply was determined to be the acquiring entity.

          The acquisition cost of the assets and liabilities from Hicksgas reflected in our unaudited pro forma balance sheet as of September 30, 2010, was as follows:

In Thousands
Estimated value of common units issued	$22,326
Cash payments	15,910
Fair value of liabilities assumed in the Acquisition	23,432

Total acquisition cost allocated to assets acquired	$61,668

          We valued the common units issued to the shareholders of Hicksgas at $20 per unit based on the per unit price paid by the owners of the IEP Parties in the Acquisition.

NGL ENERGY PARTNERS LP
Unaudited Pro Forma Condensed Consolidated Financial Statements — (Continued)

          In our unaudited pro forma balance sheet, the total acquisition date fair values of the combined Hicks LLC and Gifford assets were preliminarily estimated as follows:

In Thousands
Current assets	$15,580
Property, plant and equipment	35,085
Intangible assets	3,992
Goodwill	7,011

Total	$61,668

          Our unaudited pro forma financial statements reflect fair value measurements that are preliminary as the final determination of the acquisition date fair values of assets acquired and liabilities assumed in the Acquisition has not been completed. We have engaged an appraisal firm to prepare an appraisal of the Hicks LLC and Gifford tangible and identifiable intangible assets to support the business combination accounting. This appraisal is expected to be completed by May 31, 2011. The business combination accounting is affected by the amount of current assets and liabilities at the closing date of the Acquisition due to a post-closing working capital adjustment. We believe that the final business combination accounting will be completed by June 30, 2011. The estimated fair values reflected in our unaudited pro forma financial statements are based on the best estimates available at this time. There is no guarantee that the estimated fair values of assets acquired and liabilities assumed, and consequently our unaudited pro forma financial statements, will not change. To the extent that the final allocation results in an increased amount of goodwill, this amount would not be subject to amortization, but would be subject to an annual impairment testing and if necessary, written-down to a lower fair value should circumstances warrant. To the extent the final business combination accounting results in a decrease to the amount of goodwill estimated for the purpose of preparing our unaudited pro forma financial statements, the amount would be subject to depreciation or amortization that would result in a decrease to the estimated pro forma income in our unaudited pro forma statements of operations for the respective periods.

Offering Transactions

          Our unaudited pro forma financial statements give pro forma effect to the following transactions, which we refer to as the "Offering Transactions":

  •
  The split of each common unit held by the members of the NGL Energy LP Investor Group, as that term is defined in "Summary," into                          common units.

  •
  The assumed issuance of approximately                          million common units in this offering resulting in estimated proceeds of approximately $             million, net of estimated offering costs of approximately $8.0 million, as described in "Use of Proceeds."

  •
  The application of the net proceeds from this offering as described in "Use of Proceeds."

          We currently estimate that the initial public offering price of our common units will be $                          per common unit. Our estimate of offering costs is as follows:

In Thousands
Underwriting discounts and commissions	$4,900
Accounting and legal costs	2,300
Printing costs	250
Other	550

Estimated total offering costs	$8,000

NGL ENERGY PARTNERS LP
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2010
(In Thousands)

	Historical				Pro Forma Adjustments
	NGL Supply (Predecessor Entity)	NGL Energy Partners LP					Pro Forma
			Hicksgas	Gifford	Amount	Note 2
ASSETS
Current assets:
Cash	$3,983	$1	$—	$—	$13,867	(l)	$—
					59	(k)
					(15,910)	(c)
					(2,000)	(n)
Accounts receivable	36,977	—	5,293	1,058	—		43,328
Inventories	66,881	—	4,830	1,013	782	(c)	73,506
Deferred tax assets	1,631	—	—	—	(1,631)	(a)	—
Other current assets	1,799	—	2,601	3	—		4,403

Total current assets	111,271	1	12,724	2,074	(4,833)		121,237
Property, plant and equipment	27,885	—	16,931	4,108	14,046	(c)	62,970
Goodwill	4,580	—	2,093	457	4,462	(c)	11,592
Intangible assets	4,834	—	1,039	270	2,683	(c)	10,826
					2,000	(n)
Parent company tax receivable	26	—	—	—	(26)	(a)	—

Total assets	$148,596	$1	$32,787	$6,909	$18,332		$206,625

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$31,632	$—	$1,305	$1,472	$—		$34,409
Accrued expenses and other payables	2,046	—	1,917	390	—		4,353
Product exchanges	16,964	—	—	—	—		16,964
Advance payments received from customers	26,141	—	8,510	3,553	—		38,204
Current maturities of long-term debt	10,840	—	—	—	(10,840)	(l)	—

Total current liabilities	87,623	—	11,732	5,415	(10,840)		93,930
Long-term debt, net of current maturities	17,881	—	5,768	—	(8,274)	(l)	15,375
Non-current deferred tax liability	5,222	—	—	—	(5,222)	(a)	—
Other non-current liabilities	1,059	—	517	—	—		1,576
Commitments and contingencies
Equity:
General partner equity	—	1	—	—	59	(k)	60
Limited partner equity	—	—	—	—	32,981	(l)	95,684
					40,377	(a)
					22,326	(c)
Member's equity			14,770	1,494	(16,264)	(c)	—
Common stock	203	—	—	—	(203)	(a)	—
Additional paid-in capital	37,462	—	—	—	(37,462)	(a)	—
Retained earnings	327	—	—	—	(327)	(a)	—
Accumulated other comprehensive income — Foreign currency translation	69	—	—	—	(69)	(a)	—
Receivables from exercise of stock options	(1,430)	—	—	—	1,430	(a)	—

	36,631	1	14,770	1,494	42,848		95,744
Noncontrolling interest	180	—	—	—	(180)	(a)	—

Total equity	36,811	1	14,770	1,494	42,668		95,744

Total liabilities and equity	$148,596	$1	$32,787	$6,909	$18,332		$206,625

See accompanying notes.

NGL ENERGY PARTNERS LP
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended March 31, 2010
(In Thousands, except per share or per unit amounts)

	Historical			Pro Forma Adjustments
	NGL Supply (Predecessor Entity)	Hicksgas Year Ended June 30, 2010	Gifford Year Ended December 31, 2009				Pro Forma
				Amount	Note 2
Revenues:
Retail propane	$26,967	$72,311	$19,777	$(11,714)	(m	)	$107,341
Wholesale supply and marketing	704,436	—	—	(6,247)	(m	)	698,189
Midstream	4,103	—	—	—			4,103

Total revenues	735,506	72,311	19,777	(17,961)			$809,633

Cost of Sales:
Retail propane	15,603	49,669	12,226	(11,714)	(m	)	65,784
Wholesale supply and marketing	692,145	—	—	(6,247)	(m	)	685,898
Midstream	467	—	—	—			467

Total cost of sales	708,215	49,669	12,226	(17,961)			752,149

Gross margin	27,291	22,642	7,551	—			57,484
Operating Costs and Expenses:
Operating and general and administrative costs	17,849	18,244	4,871	—			40,964
Depreciation and amortization	2,781	2,049	545	1,304	(f	)	6,679

Operating income	6,661	2,349	2,135	(1,304)			9,841
Interest and Other Income (Expense)
Interest expense	(668)	(540)	(2)	1,210	(e	)	(1,384)
				(1,384)	(h	)
Other, net	115	260	135	—			510

Income before income tax provision	6,108	2,069	2,268	(1,478)			8,967
Income Tax Provision	2,478	800	—	(3,278)	(d	)	—

Net income	3,630	1,269	2,268	1,800			8,967
Net loss attributable to noncontrolling interest	6	—	—	(6)	(a	)	—

Net income attributable to parent equity	$3,636	$1,269	$2,268	$1,794			$8,967

Basic net income per share or unit (Note 3)	$178.75						$0.60

Weighted average shares outstanding — basic	19,603

Diluted net income per share or unit (Note 3)	$176.61						$0.60

Weighted average shares outstanding — diluted	19,840

Pro Forma Weighted Average Units Outstanding:
Basic					(g	)	14,985,000

Diluted					(g	)	14,985,000

See accompanying notes.

NGL ENERGY PARTNERS LP
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended September 30, 2010
(In Thousands, except per share or per unit amounts)

	Historical			Pro Forma Adjustments
	NGL Supply (Predecessor Entity)						Pro Forma
		Hicksgas	Gifford	Amount	Note 2
Revenues:
Retail propane	$6,868	$18,339	$4,583	$(1,699)	(m	)	$28,091
Wholesale supply and marketing	309,029	—	—	(595)	(m	)	308,434
Midstream	1,046	—	—	—			1,046

Total revenues	316,943	18,339	4,583	(2,294)			337,571

Cost of Sales:
Retail propane	4,749	11,520	2,622	(1,699)	(m	)	17,192
Wholesale supply and marketing	305,965	—	—	(595)	(m	)	305,370
Midstream	194	—	—	—			194

Total cost of sales	310,908	11,520	2,622	(2,294)			322,756

Gross Margin	6,035	6,819	1,961	—			14,815
Operating Costs and Expenses:
Operating and general and administrative costs	8,441	9,306	2,869	(816)	(i	)	19,800
Depreciation and amortization	1,389	1,061	150	652	(f	)	3,252

Operating income (loss)	(3,795)	(3,548)	(1,058)	164			(8,237)
Interest and Other Income (Expense)
Interest expense	(372)	(240)	(3)	615	(e	)	(692)
				(692)	(h	)
Other, net	190	87	54	—			331

Income (loss) before income tax	(3,977)	(3,701)	(1,007)	87			(8,598)
Income tax provision (benefit)	(1,417)	(1,845)	—	3,262	(d	)	—

Net income (loss)	(2,560)	(1,856)	(1,007)	(3,175)			(8,598)
Net loss attributable to noncontrolling interest	45	—	—	(45)	(a	)	—

Net income (loss) attributable to parent equity	$(2,515)	$(1,856)	$(1,007)	$(3,220)			$(8,598)

Basic net income per share or unit (Note 3)	$(128.46)						$(0.57)

Weighted average shares outstanding — basic	19,711

Diluted net income per share or unit (Note 3)	$(128.46)						$(0.57)

Weighted average shares outstanding — diluted	19,711

Pro Forma Weighted Average Units Outstanding:
Basic					(g	)	14,985,000

Diluted					(g	)	14,985,000

See accompanying notes.

NGL ENERGY PARTNERS LP
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 — Basis of Presentation

          See "— Introduction" for more information regarding the basis of presentation for our unaudited pro forma financial statements.

Note 2 — Pro Forma Adjustments

          Our pro forma financial statements reflect the impact of the following adjustments:

  (a)
  Reflects the issuance of common units and payment of distributions to the former NGL Supply shareholders in the Acquisition. The common units were recorded at the historical net asset value of NGL Supply. Accordingly, the historical net equity of NGL Supply of $377,000 becomes our equity, net of the effect of the $40.0 million distribution to, and those tax assets and liabilities that were assumed by, the NGL Supply shareholders and the acquisition of the noncontrolling interest. The entries include the elimination of such income tax assets and liabilities.

  (b)
  Reflects the estimated proceeds from issuance of common units in this offering, net of issuance costs of $8.0 million.

  (c)
  Reflects the acquisition of Hicks LLC and Gifford and for the purpose of this analysis, the allocation of the excess purchase price over their historical net assets (approximately $22.0 million) as follows (amounts in thousands):

Propane inventory	$782
Property, plant and equipment:
Propane tanks	11,605
Vehicles	1,599
Buildings	739
Equipment	104
Amortizable intangible assets — customer relationships	2,683
Goodwill	4,462

$21,974

    This allocation is preliminary. The final allocation will be made using the independent appraisal of the tangible and intangible assets upon completion and the results of the working capital adjustment.

  (d)
  Reflects the elimination of the income tax expense or benefit of NGL Supply, Hicks LLC and Gifford that would have been realized had the Acquisition been effective at the beginning of the period. NGL Supply, Hicks LLC and Gifford each made elections to be treated as pass through entities for federal income tax purposes just prior to the Acquisition.

  (e)
  Reflects the payment of the historical long-term debt of NGL Supply, Hicks LLC and Gifford and the related elimination of historical interest expense.

  (f)
  Reflects the estimated net adjustment to depreciation and amortization expense resulting from the acquisition costs allocation to property, plant and equipment, identifiable intangible assets and goodwill acquired in the Acquisition. The allocation to property, plant and equipment in excess of historical net book value at September 30, 2010 relates primarily to company-owned tanks, buildings, vehicles and other equipment, which are depreciated over their expected useful lives (15 years for tanks, 5 years for vehicles, 30 years for buildings, and

NGL ENERGY PARTNERS LP
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements — (Continued)

    5 years for other equipment). The allocation to intangible assets relates to customer relationships that are amortized over the expected useful life (15 years). Goodwill is an indefinite-lived asset subject to annual tests for impairment, thus no amortization has been reflected in our unaudited pro forma financial statements for the amount allocated to goodwill. An increase in the depreciable and amortizable assets of Hicks LLC and Gifford of $100,000 would result in an increase to annual depreciation and amortization expense of approximately $7,000.

  (g)
  Reflects the estimated number of common units issued in this offering plus the common units issued in the Acquisition for the purpose of computing earnings per unit. The total common units issued in the Acquisition (2,937,631) has been adjusted for a             split, resulting in total common units prior to this offering of                    .

  (h)
  Reflects the net amount borrowed under our revolving credit facility to finance the Acquisition after the application of proceeds from this offering (approximately $15.4 million) and the pro forma interest expense thereon at an average interest rate of 5.75%. A change of 0.125% in the interest rate would result in a change in pro forma interest expense of approximately $17,000. In addition, this reflects the amortization of debt issuance costs of $500,000 per year.

  (i)
  Reflects the elimination of expenses incurred directly in connection with the Acquisition through September 30, 2010.

  (j)
  Reflects the cash received for units issued to the IEP Parties.

  (k)
  Reflects the capital contribution from our general partner in the Acquisition for its 0.1% interest.

  (l)
  Certain accounts in the pro forma balance sheet are impacted by pro forma adjustments in other footnotes, as referenced below ($ in thousands):

	Increase (Decrease) of
Footnote Reference	Cash	Current Maturities of Long-term Debt	Long-term Debt	Limited Partner Equity
(a)	$(40,000)	$—	$—	$(40,000)
(b)	62,000	—	—	62,000
(e)	(34,489)	(10,840)	(23,649)	—
(h)	15,375	—	15,375	—
(j)	10,981	—	—	10,981

Net	$13,867	$(10,840)	$(8,274)	$32,981

  (m)
  Eliminates the effects of intercompany propane sales between Hicks LLC and Gifford and between NGL Supply and Hicks LLC on revenue and cost of sales.

  (n)
  Reflects the payment of debt issuance costs related to our revolving credit facility.

Note 3 — Pro Forma Earnings per Unit Computation

          Our net income for income statement presentation and partners' capital purposes is allocated to our general partner and limited partners in accordance with their respective ownership interests, after giving effect to any priority income allocations for incentive distributions, if any, to our general partner, the holders of the incentive distribution rights pursuant to our partnership agreement, which are

NGL ENERGY PARTNERS LP
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements — (Continued)

declared and paid following the close of each quarter. For purposes of computing pro forma basic and diluted net income per common unit, we have assumed that the minimum quarterly distributions would have been paid and there would be no incentive distributions. Any earnings in excess of distributions are allocated to our general partner and limited partners based on their respective ownership interests. For purposes of the average units, we combine the common units to be issued in the offering and the common units issued in the Acquisition since the units are essentially equivalent in all respects and that all units have been outstanding for the entire period. At this time, there are no dilutive units.

	Year Ended March 31, 2010	Six Months Ended September 30, 2010
	($ in thousands, except per unit amounts)
Net income (loss)	$8,967	$(8,598)
Less: Allocation to general partner	9	(9)

Net income (loss) allocable to limited partners	$8,958	$(8,589)

Weighted average common units — basic	14,985,000	14,985,000

Limited partners' basic net income (loss) per common unit	$0.60	$(0.57)

Weighted average common units — diluted	14,985,000	14,985,000

Limited partners' diluted net income (loss) per common unit	$0.60	$(0.57)

Report of Independent Registered Public Accounting Firm

Partners
NGL Energy Partners LP

          We have audited the accompanying consolidated balance sheet of NGL Energy Partners LP (a Delaware limited partnership) and its subsidiary as of September 30, 2010. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of NGL Energy Partners LP, and its subsidiary as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Tulsa, Oklahoma
February 11, 2011

NGL ENERGY PARTNERS LP
Consolidated Balance Sheet
As of September 30, 2010
(U.S. Dollars in Thousands)

September 30, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1

LIABILITIES AND EQUITY
COMMITMENTS AND CONTINGENCIES
EQUITY:
General partner	1
Limited partner	—

Total equity	$1

The accompanying notes are an integral part of this financial statement.

NGL ENERGY PARTNERS LP
Notes to Consolidated Balance Sheet
As of September 30, 2010

Note 1 — Organization and Operations

          NGL Energy Partners LP (formerly, Silverthorne Energy Partners LP, "we" or the "Partnership") is a Delaware limited partnership formed on September 8, 2010 to own, and through its subsidiaries, to operate, a retail propane, wholesale supply and marketing, and midstream propane terminal business. Our general partner is NGL Energy Holdings LLC (the "General Partner").

          On October 14, 2010, we executed a series of transactions (the "Combination") with NGL Supply, Inc. (NGL Supply), our Predecessor Entity, in which we issued to the former NGL Supply shareholders 1,272,288 of our limited partner common units and approximately $40.0 million. We also issued in the Combination 1,116,300 limited partner common units and $410,000 to the shareholders of Hicks Oils & Hicksgas, Incorporated ("Hicksgas") in exchange for the propane-related assets and assumed liabilities of Hicksgas, and approximately $15.5 million to the shareholders of Hicksgas Gifford ("Gifford") for essentially all of the assets and assumed liabilities of Gifford. In addition, we issued 549,043 limited partner common units to a group of investors (the "IEP Parties") for $10.98 million.

          The Combination has been accounted for as a business combination. NGL Supply has been deemed to be the acquiring "Predecessor Entity" in the Combination. NGL Supply's historical core business consists principally of the retail distribution of propane; wholesale supply and marketing of propane and other natural gas liquids; and midstream propane terminal operations. NGL Supply's operations are located primarily in the Northeast, Southeast and Midwest regions of the United States and certain terminal operations in Canada.

          Hicksgas and Gifford were determined to be acquired entities in the Combination. Their historical core business is the retail distribution of propane, with operations in Indiana and Illinois.

          The accompanying consolidated balance sheet represents our financial position as of September 30, 2010. We had no operations during the period from our formation on September 8, 2010 to September 8, 2010. Accordingly, no statements of operations or cash flows are required.

Note 2 — Long-Term Debt

          On October 14, 2010, the Partnership and its subsidiaries entered into a credit agreement (the "Credit Agreement") with a group of banks that, as amended in February 2011, provides for a total credit facility of $180.0 million, represented by an acquisition revolving commitment of $130.0 million and a working capital revolving commitment of $50.0 million. Borrowings under the working capital revolving commitment are subject to a defined borrowing base. The working capital revolving commitment allows for letter of credit advances of up to $50.0 million and swingline loans of up to $5.0 million.

          The Credit Agreement has a final maturity on October 14, 2014. Once a year, between March 31 and September 30, the Partnership must prepay the outstanding working capital revolving loans and collateralize outstanding letters of credit in order to reduce the total working capital borrowings to less than $10.0 million for 30 consecutive days. In addition, until the Partnership completes an equity offering, on or before October 14 each year, the Partnership must repay outstanding principal amounts of the acquisition revolving loans by at least $7.5 million.

          Borrowings under the Credit Agreement bear interest at designated interest rates depending on the computed "leverage ratio", which is the ratio of total indebtedness (as defined) at any determination date to consolidated EBITDA for the period of the four fiscal quarters most recently ended. Interest is payable quarterly. The initial interest rates vary from LIBOR plus 3%-3.75% for any LIBOR borrowings (the bank's prime rate plus 2% to 2.75%) depending upon the leverage ratio. The scheduled interest rates

NGL ENERGY PARTNERS LP
Notes to Consolidated Balance Sheet — (Continued)
As of September 30, 2010

will be adjusted upward by 0.25% in the event we have not completed a public or private equity offering of at least $50.0 million by April 14, 2011.

          The Partnership's subsidiaries are designated as joint and several borrowers under the Credit Agreement. The Partnership and each of the borrowers are designated as guarantors under the Credit Agreement.

          Substantially all of our assets are pledged as collateral under the Credit Agreement.

Note 3 — Commitments and Contingencies

          The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing for use by consumers of combustible liquids such as propane. As a result, at any given time the Partnership and its subsidiaries are a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership maintains insurance policies with insurers in amounts and with coverages and deductibles as its general partner believes are reasonable and prudent. However, no assurance can be given that this insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. In addition, the occurrence of an explosion may have an adverse effect on the public's desire to use the Partnership's products.

Note 4 — Equity

Partnership Equity

          The Partnership's equity consists of a 0.1% general partner equity and a 99.9% limited partner equity. Limited partner equity consists of common and subordinated common units. The limited partner units share equally in the allocation of income or loss. The principal difference between common and subordinated common units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

          When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and all common units thereafter will no longer be entitled to arrearages.

Distributions

          Upon completion of the Partnership's initial public offering, the general partner is expected to adopt a cash distribution policy that will require the Partnership to pay a quarterly distribution to the extent it has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the general partner and its affiliates, referred to as "available cash," in the following manner:

  •
  First, 99.9% to the holders of common units and 0.1% to the general partner, until each common unit has received the specified minimum quarterly distribution, plus any arrearages from prior quarters.

  •
  Second, 99.9% to the holders of subordinated units and 0.1% to the general partner, until each subordinated unit has received the specified minimum quarterly distribution.

  •
  Third, 99.9% to all unitholders, pro rata, and 0.1% to the general partner.

NGL ENERGY PARTNERS LP
Notes to Consolidated Balance Sheet — (Continued)
As of September 30, 2010

          The general partner will also receive, in addition to distributions on its 0.1% general partner interest, additional distributions based on the level of distributions to the limited partners. These distributions are referred to as "incentive distributions."

Note 5 — Income Taxes

          We expect to qualify as a partnership for income taxes. As such, we will not pay any U.S. Federal income tax. Rather, each owner will report their share of the Partnership's income or loss on their individual tax returns.

Note 6 — Subsequent Events

          Management has evaluated subsequent events through February 11, 2011.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Unaudited Consolidated Balance Sheets
As of September 30, 2010 and March 31, 2010
(U.S. Dollars in Thousands, except per share amounts)

	September 30, 2010	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,983	$24,238
Accounts receivable, net of allowance for doubtful accounts of $174 and $235, respectively	36,977	37,183
Inventories	66,881	7,283
Product exchanges	17	2,746
Deferred tax assets	1,631	215
Notes receivable	—	125
Other current assets	1,782	995

Total current assets	111,271	72,785
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $8,578 and $7,652, respectively	27,885	28,685
GOODWILL	4,580	4,457
INTANGIBLE ASSETS, net of accumulated amortization of $7,480 and $6,686, respectively	4,834	5,628
PARENT COMPANY TAX RECEIVABLE	26	25

Total assets	$148,596	$111,580

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$31,632	$35,373
Accrued expenses and other payables	2,046	4,745
Product exchanges	16,964	1,005
Advance payments received from customers	26,141	6,229
Current maturities of long-term debt	10,840	752

Total current liabilities	87,623	48,104
LONG-TERM DEBT, net of current maturities	17,881	8,348
NON-CURRENT DEFERRED TAX LIABILITY	5,222	5,222
OTHER NON-CURRENT LIABILITIES	1,059	503
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK	—	3,000
EQUITY:
Common stock — Class A, with full voting rights, $10 par value 100,000 shares authorized; 20,253 and 19,603 shares issued and outstanding, respectively	203	196
Additional paid-in capital	37,462	36,039
Retained earnings	327	9,859
Accumulated other comprehensive income — Foreign currency translation	69	84
Receivable from exercise of stock options	(1,430)	—

Total NGL Supply, Inc. equity	36,631	46,178
Noncontrolling interest	180	225

Total equity	36,811	46,403

Total liabilities and equity	$148,596	$111,580

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Unaudited Consolidated Statements of Operations
For the Six Months Ended September 30, 2010 and 2009
(U.S. Dollars in Thousands, except per share amounts)

	2010	2009
REVENUES:
Retail propane operations	$6,868	$6,377
Wholesale supply and marketing	309,029	190,844
Midstream	1,046	1,106

Total Revenues	316,943	198,327

COST OF SALES:
Retail propane operations	4,749	3,479
Wholesale supply and marketing	305,965	188,400
Midstream	194	192

	310,908	192,071

Gross Margin	6,035	6,256
OPERATING COSTS AND EXPENSES:
Operating	5,231	4,514
General and administrative	3,210	1,828
Depreciation and amortization	1,389	1,442

Operating Loss	(3,795)	(1,528)
OTHER INCOME (EXPENSE):
Interest income	66	56
Interest expense	(372)	(220)
Other, net	124	31

Loss before income taxes	(3,977)	(1,661)
DEFERRED INCOME TAX BENEFIT	(1,417)	(605)

Net Loss	(2,560)	(1,056)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	45	7

NET LOSS ATTRIBUTABLE TO NGL SUPPLY, INC.	$(2,515)	$(1,049)

BASIC AND DILUTED NET LOSS PER SHARE	$(128.46)	$(55.25)

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Unaudited Consolidated Statement of Changes in Equity
For the Six Months Ended September 30, 2010
(U.S. Dollars in Thousands, except per share amounts)

	Class A Common Stock					Receivable From Exercise of Stock Option
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Retained Earnings			Noncontrolling Interest	Total Equity
	Shares	Amount
BALANCES, MARCH 31, 2010	19,603	$196	$36,039	$9,859	$84	$—	$225	$46,403
Exercise of stock options	650	7	1,423	—	—	(1,430)	—	—
COMPREHENSIVE LOSS:
Net loss	—	—	—	(2,515)	—	—	(45)	(2,560)
Foreign currency translation adjustment	—	—	—	—	(15)	—	—	(15)

Total comprehensive loss								(2,575)

Common stock dividends ($357 per share)	—	—	—	(7,000)	—	—	—	(7,000)
Preferred stock dividends	—	—	—	(17)	—	—	—	(17)

BALANCES, SEPTEMBER 30, 2010	20,253	$203	$37,462	$327	$69	$(1,430)	$180	$36,811

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Unaudited Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2010 and 2009
(U.S. Dollars in Thousands)

	2010	2009
OPERATING ACTIVITIES:
Net loss	$(2,560)	$(1,056)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,389	1,442
Deferred income tax benefit	(1,417)	(605)
Commodity derivative (gain) loss	(226)	40
Other	(302)	89
Changes in operating assets and liabilities, net of acquisitions —
Accounts receivable	206	(4,406)
Inventories	(59,598)	(39,239)
Product exchanges, net	18,688	13,984
Other current assets	(544)	(1,728)
Accounts payable	(3,741)	7,693
Accrued expenses and other payables	(2,693)	(3,330)
Advance payments received from customers	19,912	7,015

Net cash used in operating activities	(30,886)	(20,101)

INVESTING ACTIVITIES:
Purchases of property and equipment	(280)	—
Cash paid for acquisitions of businesses	(121)	(2,550)
Cash flows from non-hedge commodity derivatives	426	242
Proceeds from sales of assets	24	—
Collection of notes receivable	125	—

Net cash provided by (used in) investing activities	174	(2,308)

FINANCING ACTIVITIES:
Proceeds from borrowings under revolving line of credit	20,900	7,000
Payments on long-term debt	(426)	(4)
Redemption of preferred stock	(3,000)	—
Preferred stock dividends	(17)	—
Dividends on common stock	(7,000)	—

Net cash provided by financing activities	10,457	6,996

Net decrease in cash and cash equivalents	(20,255)	(15,413)
Cash and cash equivalents, beginning of period	24,238	20,967

Cash and cash equivalents, end of period	$3,983	$5,554

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements
For the Six Months Ended September 30, 2010 and 2009

Note 1 — Organization and Operations

          NGL Supply, Inc. ("we", "NGL Supply" or "the Company") was organized on July 1, 1985 as a successor to a company founded in 1967, and is a diversified, vertically integrated provider of propane services including retail propane distribution; wholesale supply and marketing of propane and other natural gas liquids; and midstream operations which consist of propane terminal operations and services.

          We began our retail propane operations during our fiscal year ended March 31, 2008 through the acquisition of retail operations in Kansas and Georgia, and expanded our retail operations through additional acquisitions during fiscal 2008 through 2010. Our retail propane operations sell propane and propane-related products and services to residential commercial and agricultural customers in Kansas and Georgia.

          Our wholesale supply and marketing operations provide propane supply to customers at open-access terminals throughout the common carrier pipeline systems in the Mid-Continent, Gulf Coast and Northeast regions of the United States. Our wholesale supply and marketing services include shipping and maintaining storage on these pipeline systems and supplying customers through terminals, refineries, third-party tank cars and truck terminals. Through our marketing and supply operations, we supply propane and other natural gas liquids to various refineries, multistate marketers ranging in size from national and regional distribution companies to medium and small independent propane companies located throughout the country.

          In our midstream segment, we provide propane terminal services to customers through our three proprietary terminals. We established our terminalling market presence in the Mid-Continent region of the United States by acquiring Phillips Petroleum Company's East St. Louis, Illinois and Jefferson City, Missouri propane truck terminals in 2002. We expanded our terminal operations in 2003 by constructing a propane truck terminal in St. Catharines, Ontario, Canada.

Note 2 — Significant Accounting Policies

Basis of Presentation

          The condensed consolidated financial statements include the accounts of NGL Supply (Predecessor Entity) and all of its direct and indirect subsidiaries. All significant intercompany transactions and account balances have been eliminated in consolidation.

          The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include all adjustments that we consider necessary for a fair statement of the financial position and results of operations for the interim periods presented. Such adjustments consist only of normal recurring items, unless otherwise disclosed herein. Accordingly, the consolidated financial statements do not include all the information and footnotes required by GAAP for complete annual consolidated financial statements. However, we believe that the disclosures made are adequate to make the information not misleading. These interim unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the fiscal year ended March 31, 2010, included elsewhere in this document. Due to the seasonal nature of our operations, the results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Significant Accounting Policies

          Our significant accounting policies are consistent with those disclosed in Note 2 of the Notes to Consolidated Financial Statements in our audited financial statements for the year ended March 31, 2010 included elsewhere in this prospectus.

Fair Value Information

          We apply fair value measurements to certain assets and liabilities, principally our commodity derivative instruments and assets and liabilities acquired in a business combination. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. This includes not only the credit standing of counterparties and credit enhancements but also the impact of our own nonperformance risk on our liabilities. GAAP requires fair value measurements to assume that the transaction occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability (the market for which the reporting entity would be able to maximize the amount received or minimize the amount paid). We evaluate the need for credit adjustments to our derivative instrument fair values in accordance with the requirements noted above.

          We use the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

  •
  Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access at the measurement date. We did not have any derivative financial instruments categorized as Level 1 at March 31, 2010 or September 31, 2010.

  •
  Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 include non-exchange traded derivatives such as over-the-counter commodity price swap and option contracts and interest rate protection agreements. All of our derivative financial instruments and our product exchange assets and liabilities were categorized as Level 2 at March 31, 2010 and September 30, 2010 (see Note 10).

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

  •
  Level 3 — Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. We did not have any derivative financial instruments or other assets or liabilities categorized as Level 3 at March 31, 2010 or September 30, 2010.

          The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Supplemental Cash Flow Information

          Supplemental cash flow information is as follows for the periods indicated (amounts in thousands):

	For the Six Months Ended September 30,
	2010	2009
NON-CASH FINANCING ACTIVITIES
Non-compete, customer list and contingent consideration liabilities related to acquisitions.	$—	$450

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$335	$128

Income taxes paid	$521	$220

          Cash flows from commodity derivative instruments that are not accounted for as hedges are classified as cash flows from investing activities in the consolidated statements of cash flows.

Recent Accounting Developments

          In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS represent accounting standards published by the International Accounting Standards Board (the "IASB"), which is based in London, England. In February 2010, the SEC expressed its continuing support for a single set of high-quality globally accepted accounting standards and established a general work plan that sets forth areas and factors the SEC will consider before requiring domestic public companies to transition to IFRS. Currently, the Financial Accounting Standards Board (the "FASB") and the IASB are working individually and jointly on a number of accounting standard convergence projects that, if finalized in 2011, would bring about a significant shift in the accounting and financial reporting landscape. These projects include a broad range of topics such as financial statement presentation, accounting for leases, revenue recognition, financial instruments, consolidations and fair value measurements.

          The SEC expects to make a determination in 2011 regarding the mandatory adoption of IFRS, with the expectation that any decision to adopt IFRS will allow U.S. issuers a number of years to transition from current GAAP. We continue to monitor developments regarding the potential implementation of IFRS and the ongoing convergence projects of the FASB and IASB. We will evaluate the impact that any

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

definitive accounting guidance may have on our financial statements once this information is finalized by the appropriate standard setting organizations, including the SEC.

Note 3 — Acquisitions

          On August 4, 2009, we acquired substantially all of the assets of Reliance Energy Partners, L.L.C., a company operating in the retail propane business. The aggregate purchase price for this acquisition totaled approximately $2.8 million, which included liabilities assumed and non-compete agreements of approximately $450,000 payable to the previous owners over three years. Results of operations for this acquired business are included in our consolidated statement of operations beginning August 4, 2009.

Note 4 — Earnings per Share

          Our earnings per share of common stock for the six months ended September 30, 2010 and 2009 were computed as follows (dollar amounts in thousands, except per share amounts):

	2010	2009
Basic Earnings per Common Share:
Net loss to the parent equity	$(2,515)	$(1,049)
Less — preferred stock dividends	17	34

Net loss allocable to common shareholders	$(2,532)	$(1,083)

Weighted average common shares outstanding	19,711	19,603

Earnings per share — Basic and Diluted	$(128.45)	$(55.25)

          The impact of the outstanding stock options prior to exercise has not been included in the diluted earnings per share computation because the effect would be anti-dilutive.

Note 4 — Property, Plant and Equipment

          Our property, plant and equipment, net of depreciation, consists of the following as of the dates indicated (amounts in thousands):

	September 30, 2010	March 31, 2010
Terminal assets	$23,210	$23,246
Retail propane equipment	8,377	8,325
Vehicles	1,740	1,672
Information technology equipment	1,866	1,845
Other	1,270	1,249

	36,463	36,337
Less: Accumulated depreciation	8,578	7,652

Net property, plant and equipment	$27,885	$28,685

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

Note 5 — Goodwill and Intangible Assets

          The changes in the balance of goodwill during the six months ended September 30, 2010 consist of the following (amounts in thousands):

2010
Balance, March 31, 2010	$4,457
Additional consideration paid — prior period acquisitions	123

Balance, September 30, 2010	$4,580

          Our intangible assets, net of amortization, consist of the following as of the dates indicated (amounts in thousands):

	Useful Lives	September 30, 2010	March 31, 2010
Supply and storage agreements	8 years	$7,105	$7,105
Customer lists	8-10 years	2,956	2,956
Non-compete agreements	2-6 years	2,253	2,253

Total intangible assets		12,314	12,314
Less: Accumulated amortization		7,480	6,686

Net intangible assets		$4,834	$5,628

          Expected amortization of our intangible assets is as follows (amounts in thousands):

For the year ending March 31,
2011 (six months)	$800
2012	1,600
2013	1,200
2014	300
2015	300
Thereafter	634

$4,834

Note 6 — Long-Term Debt

          Our long-term debt as of September 30, 2010 consists of the following (amounts in thousands):

2010
Revolving credit facility	$20,900
Acquisition revolving credit facility	6,981
Notes payable	840

28,721
Less — current maturities	(10,840)

Long-term debt	$17,881

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

          We paid the outstanding balances of our revolving credit facility and acquisition revolving credit facility and canceled such facilities in October 2010 using advances from a new credit facility (see Note 12). The current maturities of long-term debt are computed based on the terms of the new credit facility.

Note 7 — Income Taxes

          The deferred tax benefit for the respective six month periods was computed using the expected average effective tax rate for the year which does not differ significantly from the statutory rate.

          See Note 12 for discussion of transactions in October 2010 which changed our status as a tax-paying entity.

Note 8 — Commitments and Contingencies

Litigation

          We are involved in claims and legal actions arising in the ordinary course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our financial position and results of operations.

Obligations Under Propane Asset Purchase and Sale Agreement

          In connection with our purchase of certain propane assets from ConocoPhillips in September 2002, we executed the following agreements:

          Propane Business Operating & Maintenance Agreement.    The Propane Business Operating & Maintenance Agreement specifies that ConocoPhillips will continue to operate the propane assets for us and provides for the payment for such services as well as the payment for the utilization of certain common facilities, as defined. The agreement has a primary term of ten years from September 6, 2002, and provides for an extension for a five-year period, to be continued on a year-by-year basis. We have the ability to terminate the agreement with written notice by August 1 of the calendar year preceding the year we would terminate the agreement.

          We are obligated to pay a fixed monthly operating fee plus a utility service fee which varies based on usage and all direct costs incurred by ConocoPhillips related to the propane assets. The initial monthly operating fee was $25,000, which consisted of a labor charge of $15,000 plus a non-labor charge of $10,000. During the ten-year primary term, the labor charge component increases at a rate of 2.5% per year, and during the five-year extension, the labor charge component is increased at an amount appropriate in the circumstances based on ConocoPhillips' actual labor and benefit costs. The non-labor component was fixed for a term of two years, but thereafter was to be adjusted for every two-year period based on ConocoPhillips' actual costs of operating our propane assets. For the six months ended September 30, 2010 and 2009, the total operating fee charged to cost of sales on the consolidated statements of operations, including the charge for the utility service fee and propane asset direct charges, was $175,000 and $171,000. The total minimum monthly fee as of September 30, 2010 is $28,000. During the remaining term of the primary ten-year period and the five-year extension, the estimated minimum annual commitments for the Propane Business Operating & Maintenance Agreement for the remainder

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

of the year ending March 2011 and the years ending March 31, 2012 through March 31, 2015 are as follows (amounts in thousands):

Year Ended March 31,
2011 (six months)	$169
2012	342
2013	345
2014	345
2015	345

          Propane Supply Agreement.    This agreement was executed effective November 7, 2002, in order to provide us with a constant supply of propane for our business. The agreement is for a primary term of ten years, and may be extended for an additional five-year period, then continuing on a year-by-year basis.

          The agreement specifies that we will purchase specified gallons of propane per week from ConocoPhillips. The price we will pay is an average of the published daily propane spot price at Conway, Kansas plus a location differential equal to published pipeline tariffs and, for the ten-year primary period, less a specified discount which varies depending upon the location of purchase. The charge for such propane purchases is included in cost of sales on our consolidated statements of operations.

          Storage Space Lease.    Effective November 7, 2002, we also executed a propane storage space lease with ConocoPhillips for storage at its Borger, Texas storage facility. The storage agreement provided for two separate storage arrangements, each for a level of up to 850,000 barrels of propane at any one time. Lease space 1 expired as of March 31 2003. Lease space 2 expires on March 31, 2012.

          Lease space 2 requires a specified minimum storage payment which varies by year, plus additional charges to the extent we had more than the designated 850,000 barrels in storage at any time. For the six months ended September 30, 2010 and 2009, the total lease charge recorded in cost of sales on our consolidated statements of operations was $217,000 and $204,000, respectively. As of September 30, 2010, the monthly storage charge is approximately $36,000. The estimated future annual storage charge will be as follows (amounts in thousands):

Year Ended March 31,
2011 (six months)	$217
2012	434

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

Other Operating Leases.

          We have executed various noncancelable operating lease agreements for office space, trucks, real estate, equipment and bulk propane storage tanks. Future minimum lease payments at September 30, 2010, are as follows (amounts in thousands):

Year Ended March 31,
2011 (six months)	$216
2012	416
2013	389
2014	308
2015	72

$1,401

          Rental expense relating to operating leases was $260 and $252 for the six months ended September 30, 2010 and 2009.

Sales and Purchase Contracts

          We have entered into sales and purchase contracts for propane and other natural gas liquids to be delivered in future periods. These contracts require that the parties physically settle the transactions with natural gas liquid inventory. At September 30, 2010, we had outstanding sales contracts of approximately $108.6 million and outstanding purchase contracts of approximately $98.4 million. These contracts have terms that expire at various dates through March 2012.

Note 9 — Equity

          In May, 2010, we purchased and cancelled our outstanding preferred stock for a total of $3.017 million, which included dividends of $17,000.

          In September 2010, 650 of the total 750 outstanding stock options granted to certain employees were exercised for a total payment of $1.4 million, which payment was received in October 2010. Accordingly, the $1.4 million receivable is shown as an offset to equity in the September 30, 2010 consolidated statement of financial position.

Note 10 — Fair Value of Financial Instruments

          Our cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities (excluding derivative instruments) are carried at amounts which reasonably approximate their fair value due to their short-term nature. The carrying amounts of our variable-rate debt obligations reasonably approximate their fair value due to their variable interest rates on substantially all of the debt.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

          The following table presents the estimated fair value measurements of our assets and liabilities carried at fair value in our consolidated financial statements at the dates indicated (amounts in thousands):

	September 30, 2010		March 31, 2010
	Level 1	Level 2	Level 1	Level 2
Assets:
Commodity derivatives	$—	$—	$—	$576
Product exchanges	—	17	—	2,746
Liabilities:
Commodity derivatives	—	537	—	—
Product exchanges	—	16,964	—	1,005

          The following table sets forth our open derivative financial instrument contracts positions at September 30, 2010 and March 31, 2010:

Underlying	Period	Total Notional Units	Type	Price ($/unit)
As of September 30, 2010 —
Natural Gas Liquids — Natural Gasoline
OPIS Conway	Oct 2010	20,000 BBL	Swap	1.6700
Natural Gas Liquids — Propane
OPIS Mt. Belvieu	Oct - Dec 2010	75,000 BBL	Swap	1.2975
OPIS Mt. Belvieu	Oct - Dec 2010	30,000 BBL	Swap	1.1250
OPIS Mt. Belvieu	Dec 2011	4,000 BBL	Swap	0.9800
As of March 31, 2010 —
Natural Gas Liquids — Propane:
OPIS Mt. Belvieu	Apr - June 2010	75,000 BBL	Swap	1.2650
OPIS Conway	Apr - June 2010	60,000 BBL	Swap	1.0950
OPIS Conway	Apr - June 2010	45,000 BBL	Swap	1.1600
OPIS Conway	Apr - June 2010	60,000 BBL	Swap	1.1400
OPIS Conway	July - Sept 2010	30,000 BBL	Swap	1.2100
OPIS Mt. Belvieu	July - Sept 2010	45,000 BBL	Swap	1.2000
OPIS Mt. Belvieu	Oct - Dec 2010	75,000 BBL	Swap	1.2975
Watkins Glen — TEP	Apr 2010	26,619 Gal	Physical Cap	1.2144
Watkins Glen — TEP	Apr - May 2010	40,000 Gal	Physical Cap	1.2294

          We recorded the following net gains (losses) from our commodity derivatives during the six months ended September 30, 2010 and 2009 (amounts in thousands):

	2010	2009
Commodity contracts —
Unrealized loss	$(200)	$(282)
Realized gain	426	242

Total	$226	$(40)

          These gains and losses are included in cost of sales of our wholesale supply and marketing segment in the consolidated statements of operations.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

Note 11 — Segments

          We have three operating segments, two of which conduct their business exclusively in the United States, while our midstream terminal operations are conducted in the United States and Canada. We evaluate our operating segments' performance based on gross margin and operating income and EBITDA. Our segments and their respective financial information are as follows (amounts in thousands):

	Six Months Ended September 30,
	2010	2009
Revenues:
Retail propane
Propane sales	$6,128	$5,751
Propane-related parts and fittings sales	256	168
Propane service and tank rental revenues	484	458
Wholesale supply and marketing
Wholesale supply sales	315,364	195,666
Storage revenues	959	1,187
Midstream	1,046	1,106
Eliminations of intersegment wholesale supply sales	(7,294)	(6,009)

Total revenues	$316,943	$198,327

Gross Margin:
Retail propane
Propane sales	$1,638	$2,338
Propane-related parts and fittings sales	(3)	102
Propane service and tank rental revenues	484	458
Wholesale supply and marketing
Wholesale supply sales	2,105	1,257
Storage revenues	959	1,187
Midstream	852	914

Total gross margin	$6,035	$6,256

Depreciation and Amortization:
Retail propane	$870	$856
Wholesale supply and marketing	98	171
Midstream	421	415

Total depreciation and amortization	$1,389	$1,442

Operating Income (Loss):
Retail propane	$(2,569)	$(1,496)
Wholesale supply and marketing	567	361
Midstream	298	492
General and administrative expenses not allocated to segments	(2,091)	(885)

Total operating income (loss)	$(3,795)	$(1,528)

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

	Six Months Ended September 30,
	2010	2009
Other items not allocated by segment:
Interest income	66	56
Interest expense	(372)	(220)
Other income, net	124	31
Income tax expense (benefit)	(1,417)	(605)

Net income (loss)	$(2,560)	$(1,056)

Geographic Information for our Midstream Segment:
Revenues:
United States	$975	$1,045
Canada	71	61
Gross margin:
United States	782	853
Canada	70	61
Operating income (loss):
United States	423	495
Canada	(125)	(3)
Additions to property, plant and equipment including acquisitions (accrual basis):
Retail propane	$265	$2,100
Wholesale supply and marketing	15	—

Total	$280	$2,100

	As of September 30, 2010	As of March 31, 2010
Total assets:
Retail propane	$18,808	$19,847
Wholesale supply and marketing	106,449	66,942
Midstream	19,163	20,491
Corporate	4,176	4,300

Total	$148,596	$111,580

Long-lived assets:
Retail propane	$13,747	$14,292
Wholesale supply and marketing	2,752	3,234
Midstream	18,766	19,210
Corporate	2,034	2,034

Total	$37,299	$38,770

Note 12 — Contribution of Company to New Entity and New Debt Agreement

          On October 14, 2010, our shareholders executed a business combination (the "Combination") with NGL Energy Partners LP (formerly Silverthorne Energy Partners LP, or "the Partnership") in which we were contributed to the Partnership in exchange for our shareholders receiving 1,272,288 limited partner

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Unaudited Consolidated Financial Statements — (Continued)
For the Six Months Ended September 30, 2010 and 2009

common units of the Partnership and approximately $40.0 million. The Partnership also issued 1,116,300 limited partner common units and $410,000 to the shareholders of Hicks Oils & Hicksgas, Incorporated ("Hicksgas") in exchange for the propane-related assets and assumed liabilities of Hicksgas, and approximately $15.5 million to the shareholders of Hicksgas Gifford ("Gifford") for essentially all of the assets and assumed liabilities of Gifford. In addition, the Partnership issued 549,043 limited partner common units to a group of investors (the "IEP Parties") for $10.981 million. We have been deemed to be the acquiring "predecessor entity" in the Combination. Thus, our historical consolidated financial statements represent the historical consolidated financial statements of the Partnership.

          In connection with the Combination, we had the following restructuring transactions:

  (i)
  We and our shareholders took action to cause all of our outstanding equity interests to be beneficially owned 100% directly and of record by our shareholders.

  (ii)
  We were converted into a Delaware limited liability company and our income tax liabilities were assumed by our shareholders.

  (iii)
  We terminated certain existing contracts relating to transfer restrictions and indemnification obligations.

  (iv)
  We caused two of our wholly-owned subsidiaries, Econo-Gas Supply, LLC, and NGL Supply Wholesale, LLC ("NGL Supply Wholesale") to merge, with NGL Supply Wholesale as the sole surviving company in the merger.

  (v)
  We caused NGL Supply Retail — Kansas, LLC, NGL Supply Retail — Georgia, LLC and Propane Central, LLC (each is our wholly-owned subsidiary) to be merged with and into a third wholly-owned subsidiary, NGL Supply Retail, LLC ("NGL Retail"), with NGL Retail as the sole surviving company in the mergers.

          In addition on October 14, 2010, we, our subsidiaries and the other Partnership subsidiaries executed a $180.0 million credit agreement, as amended in February 2011, (the "Credit Agreement") with a group of banks under which we are one of the designated Borrowers. The Credit Agreement provides for a total credit facility of $180.0 million, represented by an acquisition revolving commitment of $130.0 million and a working capital revolving commitment of $50.0 million. Borrowings under the working capital revolving commitment are subject to a defined borrowing base. The working capital revolving commitment allows for letter of credit advances of up to $50.0 million and swingline loans of up to $5.0 million.

          The Credit Agreement has a final maturity on October 14, 2014. Once a year, between March 31 and September 30, the Borrowers must prepay the outstanding working capital revolving loans and collateralize outstanding letters of credit in order to reduce the total working capital borrowings to less than $10.0 million for 30 consecutive days. In addition, until we complete an equity offering, on or before October 14 each year, the Borrowers must repay outstanding principal amounts of the acquisition revolving loans by at least $7.5 million.

          Borrowings under the Credit Agreement bear interest at designated interest rates depending on the computed "leverage ratio", which is the ratio of total indebtedness (as defined) at any determination date to consolidated EBITDA for the period of the four fiscal quarters most recently ended. Interest is payable quarterly. The initial interest rates vary at LIBOR plus 3%-3.75% for any LIBOR borrowings (the bank's prime rate plus 2% to 2.75%) depending upon the leverage ratio. The scheduled interest rate increments will be adjusted upward by 0.25% in the event the Partnership has not completed a public or private equity offering of at least $50.0 million by April 14, 2011.

          Substantially all of our assets are pledged as collateral under the Credit Agreement.

Report of Independent Registered Public Accounting Firm

Board of Directors and Unit Holders
NGL Energy Partners LP
Tulsa, Oklahoma

          We have audited the accompanying consolidated balance sheets of NGL Supply, Inc. and Subsidiaries as March 31, 2010 and 2009 and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NGL Supply, Inc. and Subsidiaries as of March 31, 2010 and 2009 and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP

Dallas, Texas
February 11, 2011

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Consolidated Balance Sheets
March 31, 2010 and 2009
(U.S. Dollars in Thousands, except per share amounts)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,238	$20,967
Accounts receivable, net of allowance for doubtful accounts of $235 and $403, respectively	37,183	26,692
Inventories	7,283	15,290
Product exchanges	2,746	1,202
Deferred tax assets	215	337
Notes receivable	125	125
Other current assets	995	437

Total current assets	72,785	65,050
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $7,652 and $5,600, respectively	28,685	27,795
GOODWILL	4,457	3,755
INTANGIBLE ASSETS, net of accumulated amortization of $6,686 and $5,091, respectively	5,628	6,773
PARENT COMPANY TAX RECEIVABLE	25	61

Total assets	$111,580	$103,434

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$35,373	$31,011
Accrued expenses and other payables	4,745	4,255
Product exchanges	1,005	282
Advance payments received from customers	6,229	8,918
Current maturities of long-term debt	752	775

Total current liabilities	48,104	45,241
LONG-TERM DEBT, net of current maturities	8,348	8,577
NON-CURRENT DEFERRED TAX LIABILITY	5,222	3,257
OTHER NON-CURRENT LIABILITIES	503	668
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCK; 1,000 shares authorized and outstanding; $10 par value	3,000	3,000
EQUITY, per accompanying statements:
Common stock — Class A, with full voting rights, $10 par value 100,000 shares authorized; 19,603 shares issued and outstanding	196	196
Additional paid-in capital	36,039	36,039
Retained earnings	9,859	6,355
Accumulated other comprehensive income (loss) — Foreign currency translation	84	(66)

Total NGL Supply, Inc. equity	46,178	42,524
Noncontrolling interest	225	167

Total equity	46,403	42,691

Total liabilities and equity	$111,580	$103,434

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Consolidated Statements of Operations
For the Years Ended March 31, 2010, 2009 and 2008
(U.S. Dollars in Thousands, except per share amounts)

	2010	2009	2008
REVENUES:
Retail propane operations	$26,967	$30,248	$18,039
Wholesale supply and marketing	704,436	701,484	813,163
Midstream	4,103	3,259	3,055

Total Revenues	735,506	734,991	834,257

COST OF SALES:
Retail propane operations	15,603	21,612	12,970
Wholesale supply and marketing	692,145	684,383	804,654
Midstream	467	423	397

	708,215	706,418	818,021

Gross Margin	27,291	28,573	16,236
OPERATING COSTS AND EXPENSES:
Operating	11,523	11,075	7,608
General and administrative	6,326	5,577	3,762
Depreciation and amortization	2,781	2,490	1,704

Operating Income	6,661	9,431	3,162
OTHER INCOME (EXPENSE):
Interest income	120	162	361
Interest expense	(668)	(1,621)	(1,061)
Other, net	(5)	152	70

Income before income taxes	6,108	8,124	2,532
INCOME TAX PROVISION	2,478	3,255	948

Net income	3,630	4,869	1,584
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	6	80	29

NET INCOME ATTRIBUTABLE TO NGL SUPPLY, INC.	$3,636	$4,949	$1,613

BASIC NET INCOME PER SHARE	$178.75	$242.82	$69.17

BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	19,603	19,603	19,603

DILUTED NET INCOME PER SHARE	$176.61	$239.92	$68.35

DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	19,840	19,840	19,840

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Consolidated Statements of Changes in Equity
For the Years Ended March 31, 2010, 2009 and 2008
(U.S. Dollars in Thousands)

	Class A Common Stock
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Retained Earnings		Noncontrolling Interest	Total Equity
	Shares	Amount
BALANCES, MARCH 31, 2007	19,603	$196	$35,748	$239	$18	$276	$36,477
COMPREHENSIVE INCOME:
Net income (loss)	—	—	—	1,613	—	(29)	1,584
Foreign currency translation adjustment	—	—	—	—	135	—	135

Total comprehensive income							1,719

Preferred stock dividends	—	—	—	(257)	—	—	(257)
Share-based compensation	—	—	194	—	—	—	194

BALANCES, MARCH 31, 2008	19,603	196	35,942	1,595	153	247	38,133
COMPREHENSIVE INCOME:
Net income (loss)	—	—	—	4,949	—	(80)	4,869
Foreign currency translation adjustment	—	—	—	—	(219)	—	(219)

Total comprehensive income							4,650

Preferred stock dividends	—	—	—	(189)	—	—	(189)
Share-based compensation	—	—	97	—	—	—	97

BALANCES, MARCH 31, 2009	19,603	196	36,039	6,355	(66)	167	42,691
COMPREHENSIVE INCOME:
Net income (loss)	—	—	—	3,636	—	(6)	3,630
Foreign currency translation adjustment	—	—	—	—	150	64	214

Total comprehensive income							3,844

Preferred stock dividends	—	—	—	(132)	—	—	(132)

BALANCES, MARCH 31, 2010	19,603	$196	$36,039	$9,859	$84	$225	$46,403

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2010, 2009 and 2008
(U.S. Dollars in Thousands)

	2010	2009	2008
OPERATING ACTIVITIES:
Net income	$3,630	$4,869	$1,584
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,157	1,828	1,384
Amortization	1,595	1,462	1,114
Lower of cost or market adjustment on inventory	321	5,351	—
Loss (gain) on sale of assets	11	150	(1)
Provision for doubtful accounts	82	343	40
Amortization of debt issuance costs	87	237	31
Deferred rental income	—	—	50
Foreign currency transaction (gain) loss	216	(217)	(75)
Deferred income tax provision	2,087	3,066	845
Deferred income tax benefit applied to reduce goodwill	103	103	103
Share-based compensation charges	—	97	194
Gain on derivative financial instruments	(1,253)	(691)	(429)
Changes in operating assets and liabilities, net of acquisitions —
Accounts receivable	(10,613)	15,141	(3,820)
Inventories	8,040	(188)	(9,688)
Product exchanges, net	(824)	(4,046)	(1,398)
Other current assets	150	577	(42)
Accounts payable	4,347	(11,852)	2,032
Accrued expenses and other payables	444	1,988	90
Advance payments received from customers	(2,935)	4,251	(2,945)
Other non-current liabilities	(165)	(10)	—

Net cash provided by (used in) operating activities	7,480	22,459	(10,931)

INVESTING ACTIVITIES:
Purchases of property and equipment	(582)	(577)	(496)
Acquisitions of businesses, including additional consideration paid on prior period acquisitions	(3,113)	(3,532)	(6,237)
Cash flows on non-hedge commodity derivative financial instruments	690	708	465
Proceeds from sales of assets	172	120	1
Collections on notes receivable	—	—	25

Net cash used in investing activities	(2,833)	(3,281)	(6,242)

FINANCING ACTIVITIES:
Proceeds from borrowings under revolving line of credit	80,100	185,330	81,156
Payments on revolving line of credit	(80,100)	(191,130)	(68,375)
Payments on long-term debt	(702)	(978)	—
Debt issuance costs	—	(150)	(241)
Preferred stock dividends	(132)	(189)	(257)

Net cash (used in) provided by financing activities	(834)	(7,117)	12,283

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(542)	373	(7)

Net increase (decrease) in cash and cash equivalents	3,271	12,434	(4,897)
Cash and cash equivalents, beginning of year	20,967	8,533	13,430

Cash and cash equivalents, end of year	$24,238	$20,967	$8,533

The accompanying notes are an integral part of these consolidated financial statements.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements
March 31, 2010, 2009 and 2008

Note 1 — Nature of Operations and Organization

          NGL Supply, Inc. ("we", "NGL Supply" or "the Company") was organized on July 1, 1985 as a successor to a company founded in 1967, and is a diversified, vertically integrated provider of propane services including retail propane distribution; wholesale supply and marketing of propane and other natural gas liquids; and midstream operations which consist of propane terminal operations and services.

          We began our retail propane operations during our fiscal year ended March 31, 2008 through the acquisition of retail operations in Kansas and Georgia, and expanded our retail operations through additional acquisitions during fiscal 2008 through 2010 (see Note 5). Our retail propane operations sell propane and propane-related products and services to residential commercial and agricultural customers in Kansas and Georgia.

          Our wholesale supply and marketing operations provide propane supply to customers at open-access terminals throughout the common carrier pipeline systems in the Mid-Continent, Gulf Coast and Northeast regions of the United States. Our wholesale supply and marketing services include shipping and maintaining storage on these pipeline systems and supplying customers through terminals, refineries, third-party tank cars and truck terminals. Through our marketing and supply operations, we supply propane and other natural gas liquids to various refineries, multistate marketers ranging in size from national and regional distribution companies to medium and small independent propane companies located throughout the country.

          In our midstream segment, we provide propane terminal services to customers through our three proprietary terminals. We established our terminalling market presence in the Mid-Continent region of the United States by acquiring Phillips Petroleum Company's East St. Louis, Illinois and Jefferson City, Missouri propane truck terminals in 2002. We expanded our terminal operations in 2003 by constructing a propane truck terminal in Saint Catherines, Ontario, Canada.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

          Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NGL Supply Wholesale, LLC; NGL Supply Terminal Company, LLC; Econo-Gas Supply, LLC; NGL Supply Retail, LLC; and NGL Gateway Terminals, Inc. ("Gateway," a Canadian corporation previously 70% owned — see Note 2). We accounted for a minority owner's 30% interest in Gateway (prior to our purchase of the interest in October 2010) as "noncontrolling interests" in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

          In October 2010, our shareholders executed a business combination with NGL Energy Partners LP. We have been deemed to be the acquiring predecessor entity in the combination. Therefore, our financial statements represent the historical financial statement of NGL Energy Partners LP (see Note 16).

          We have evaluated subsequent events for recognition or disclosure through February 11, 2011, which was the date the financial statements were filed with the SEC.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Estimates

          The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and costs. These estimates are based on our knowledge of current events, historical experience and various other assumptions that we believe to be reasonable under the circumstances.

          Critical estimates we make in the preparation of our consolidated financial statements include determining the fair value of acquired assets and liabilities; the collectability of accounts receivable; the recoverability of inventories; the realization of deferred tax assets; useful lives and recoverability of property, plant equipment and amortized intangible assets; the impairment of goodwill; the fair value of derivative financial investments and product exchanges; and accruals for various commitments and contingencies, among others. Although we believe these estimates are reasonable, actual results could differ from those estimates.

Fair Value Measurements

          We apply fair value measurements to certain assets and liabilities, principally our commodity derivative instruments, product exchange assets and liabilities, and assets and liabilities acquired in a business combination. We adopted new guidance with respect to determining fair value measurements effective April 1, 2008. The new guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The new guidance clarifies that fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. This includes not only the credit standing of counterparties and credit enhancements but also the impact of our own nonperformance risk on our liabilities. The new guidance requires fair value measurements to assume that the transaction occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability (the market for which the reporting entity would be able to maximize the amount received or minimize the amount paid). We evaluate the need for credit adjustments to our derivative instrument fair values in accordance with the requirements noted above. Such adjustments were not material to the fair values of our derivative instruments.

          We use the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

  •
  Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access at the measurement date. We did not have any derivative financial instruments categorized as Level 1 at March 31, 2010 or 2009.

  •
  Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 include non-exchange traded derivatives such as over-the-counter commodity price swap and option contracts and interest rate protection agreements. All of our derivative financial instruments were categorized as Level 2 at March 31, 2010 and 2009. Our valuation of product exchanges represents a Level 2 valuation.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

  •
  Level 3 — Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. We did not have any derivative financial instruments categorized as Level 3 at March 31, 2010 or 2009.

          The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The adoption of the new fair value guidance effective April 1, 2008 did not have a material impact on our consolidated financial statements.

Derivative Financial Instruments and Trading Activities

          We account for derivative financial instruments in accordance with guidance provided by the Accounting Standards Codification (the "Codification") which requires that all derivative financial instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting.

          We record our energy trading derivative financial instrument contracts at fair value on the consolidated statements of financial position, with changes in value included in the consolidated statements of operations in cost of sales on a net basis. Contracts that qualify for the normal purchase or sale exemption are not accounted for as derivatives at market value and, as such, are recorded when the transaction occurs. We have not designated any financial instruments as hedges for accounting purposes. All mark-to-market gains and losses on energy trading contracts, whether realized or unrealized are shown net in the consolidated statement of operations, irrespective of whether the contract is physically or financially settled. All changes in fair value are recorded in cost of sales of our wholesale supply and marketing segment in the consolidated statements of operations.

          We utilize various derivative financial instrument contracts in our wholesale supply operations to help reduce our exposure to variability in future commodity prices. Changes in assets and liabilities from trading activities result primarily from changes in market prices, newly originated transactions and the timing of the settlement. We attempt to balance our contractual portfolio in terms of notional amounts, timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on our assessment of anticipated market movements. Inherent in the resulting contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from non-performance by suppliers, customers, or financial counterparties to a contract. We take an active role in managing and controlling market and credit risk and have established control procedures that we review on an ongoing basis. We monitor market risk through a variety of techniques and attempt to minimize credit risk exposure through credit policies and periodic monitoring procedures.

          See Note 13 for a more detailed description of the derivative financial instruments we use and related supplemental information.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Segments

          Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Based on that definition of operating segments, we examined how we have organized our operations and how we make operating decisions and evaluate our performance. We believe that we operate in three operating segments, retail propane; wholesale supply and marketing; and midstream, which historically has consisted of our terminal operations. All of our operations are located in the United States except for certain terminal operations in Canada. See Note 15 for the disclosures related to our reportable operating segments.

Revenue Recognition

          Our revenue is primarily generated by the sale of propane and other natural gas liquids and propane-related parts and fittings in the United States and by services provided by our retail propane, wholesale supply and marketing, and terminal operations in the United States and Canada.

          We accrue our revenues from propane and other natural gas liquids sales and propane-related sales at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser or installation of the appliance. We record our terminalling, storage and propane service revenues at the time the service is performed and tank rentals over the term of the lease. We record product purchases at the time title to the product transfers to the Company, which typically occurs upon receipt of the product. We present revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, on a net basis.

          We consider two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, as a single arrangement on a combined basis. Our buy/sell transactions are netted against each other on the consolidated statements of operations with no effect on net income.

Cost of Sales

          We include in "Cost of Sales" all costs we incur to acquire propane and other natural gas liquids, including the costs of purchasing, terminalling, storing and transporting inventory prior to delivery to our retail or wholesale customers, as well as any costs related to the sale of propane appliances and equipment. Cost of sales does not include any depreciation or amortization of our property, plant and equipment or intangible assets. Depreciation and amortization is separately classified in our consolidated statements of operations. We also include in cost of sales for our terminal operations the costs paid to the third parties who operate those facilities under operating and maintenance agreements.

Operating Expenses

          We include in "Operating Expenses" costs of personnel, vehicles, delivery, handling, plants, district offices, selling, marketing, credit and collections and other functions related to the wholesale and retail distribution of propane and related equipment and supplies and the direct operating expenses of our terminal and storage locations.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

General and Administrative Expenses

          We include in "General and Administrative Expenses" those costs and expenses of personnel, executives, corporate office locations and other functions related to centralized corporate and overhead activities, including incentive compensation expenses of our corporate personnel.

Cash and Cash Equivalents

          Cash and cash equivalents include cash on hand, demand and time deposits, and funds invested in highly liquid instruments with maturities of three months or less at the date of purchase. At times, certain account balances may exceed federally insured limits. At March 31, 2010, we had cash in excess of federally insured limits of approximately $21.3 million.

          Supplemental cash flow information (amounts in thousands):

	2010	2009	2008
NON-CASH FINANCING ACTIVITIES
Non-compete, customer list and contingent consideration liabilities related to acquisitions	$450	$909	$2,894

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$387	$1,233	$924

Income taxes paid	$472	$472	$40

          Cash flows from commodity derivative instruments that are not accounted for as hedges are classified as cash flows from investing activities in the consolidated statements of cash flows.

Accounts Receivable and Concentration of Credit Risk

          We operate in both the retail and wholesale propane supply segments in the United States and Canada. We grant unsecured credit to customers under normal industry standards and terms, and have established policies and procedures that allow for an evaluation of each customer's creditworthiness as well as general economic conditions. The allowance for doubtful accounts is based on our assessment of the collectability of customer accounts, which assessment considers the overall creditworthiness of customers and any specific disputes. The balance is considered past due or delinquent based on contractual terms. Consequently, an adverse change in those factors could affect the Company's estimate of bad debts. We write off accounts receivable against the allowance for doubtful accounts when the receivables become uncollectible.

          We execute netting agreements with certain wholesale supply customers to mitigate our credit risk. Realized gains and losses reflected in our receivables and payables are reflected at a net balance to the extent a netting agreement is in place and we intend to settle on a net basis.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          Changes in the allowance for doubtful accounts during the years ended March 2010, 2009 and 2008 are as follows (amounts in thousands):

	2010	2009	2008
Allowance for doubtful accounts, beginning of year	$403	$61	$—
Bad debt provision	82	343	40
(Write off) collection of uncollectible accounts	(250)	(1)	21

Allowance for doubtful accounts, end of year	$235	$403	$61

          For the years ended March 31, 2010, 2009 and 2008, no customers accounted for more than 10% of our consolidated revenues. Three of our suppliers accounted for approximately 50.7% of our propane purchases during the year ended March 31, 2010. We believe that our arrangements with these suppliers enable us to purchase most of our requirements at market prices and ensure adequate supply. No other single supplier accounted for more than 10% of propane purchases during fiscal 2010, 2009 and 2008.

Inventories

          Our inventories consist primarily of propane. We value our propane inventory at the lower of cost or market, with cost determined using the weighted average cost method, including the cost of transportation to storage facilities and storage costs. We continually monitor inventory values for potential lower of cost or market adjustments and will record such adjustments at fiscal year end and on an interim basis if we believe the decline in market value will not be recovered by year end. We recorded a lower of cost or market write down of inventory of approximately $321,000 and $5.4 million during our years ended March 31, 2010 and 2009. No such writedowns were required during the year ended March 31, 2008. We include the lower of cost or market writedown in cost of sales of our wholesale supply and marketing segment in the consolidated statements of operations.

          Our inventories as of March 31, 2010 and 2009 consisted of the following (amounts in thousands):

	2010	2009
Propane	$6,826	$14,865
Parts and supplies	457	425

Total	$7,283	$15,290

Property, Plant and Equipment, Depreciation and Impairments

          We record our property, plant and equipment at cost, less accumulated depreciation. Acquisitions and improvements are capitalized, and maintenance and repairs are expensed as incurred. As we dispose of assets, we remove the cost and related accumulated depreciation from the accounts and any resulting gain or loss is included in other income. We compute depreciation expense primarily using the straight-line method over the following estimated useful lives:

Terminals	30 years
Retail propane equipment	5 - 15 years
Other	3 - 7 years

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          We evaluate the carrying value of our long-lived assets for potential impairment when events and circumstances warrant such a review. A long-lived asset is considered impaired when the anticipated undiscounted future cash flows from the use and eventual disposition of the asset is less than its carrying value. In that event, we would recognize a loss equal to the amount by which the carrying value exceeds the fair value of the asset. No impairments of long-lived assets were recorded for the years ended March 31, 2010, 2009 and 2008.

Intangible Assets

          Our identifiable intangible assets consist primarily of significant contracts and arrangements acquired in business combinations, including supply, terminal and storage agreements, customer accounts and covenants not to compete. We capitalize acquired intangible assets if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of our intent to do so. In addition, we capitalize certain deferred financing costs incurred in our long-term debt arrangements. We amortize deferred financing costs over the terms of the related debt on a method that approximates the effective interest method.

          We amortize our intangible assets other than deferred financing costs on a straight-line basis over the assets' useful lives (see Note 8).

Goodwill

          Goodwill represents the excess of cost over the fair value of net assets of acquired businesses. At March 31, 2010 and 2009, our recorded goodwill is associated with the acquisition of the Company by a wholly owned affiliate of Denham Commodity Partners Fund II LP ("Denham") (a private investment fund advised by Denham Capital Management LP) in 2004 and various of our prior and current year retail propane acquisitions. We recorded our acquisitions based on the "purchase method" of accounting for business combinations that closed on or before March 31, 2009. Business combinations occurring subsequent to March 31, 2009 have been accounted for using the "acquisition method" (see Note 5). We expect that all of our recorded goodwill is deductible for income tax purposes.

Impairment of Goodwill and Intangible Assets

          Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead are tested at least annually for impairment at year end. Intangible assets with estimable useful lives are amortized over their respective useful lives to their estimated residual values, and reviewed for impairment annually or when events and circumstances warrant such a review.

          We evaluate goodwill and indefinite-lived intangible assets for impairment annually or when events or circumstances occur indicating that the assets might be impaired. We perform this annual impairment testing during the fourth quarter of each year.

          The annual impairment assessment of goodwill is a two-step process:

  •
  In step 1 of the goodwill impairment test, we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

    reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

  •
  In step 2 of the goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

          We utilize the market approach in determining the fair value of the Company's segment reporting units. The market approach considers our forecasted discounted future cash flows and a terminal value which applies a market multiple to adjusted cash flows. Based upon this analysis, we concluded that the fair value of the segment reporting units exceeded the carrying values and therefore step 2 of goodwill impairment testing was not required for the years ended March 31, 2010, 2009 and 2008.

          Estimates and assumptions used to perform the impairment testing are inherently uncertain and can significantly affect the outcome of the impairment test. The estimates and assumptions we used in the annual assessment for impairment of goodwill included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates.

Product Exchanges

          Quantities of products receivable or returnable under exchange agreements are presented as product exchange assets or liabilities in the consolidated balance sheet. We value product exchanges at year-end market value using a Level 2 measurement, which we believe approximates cost.

Asset Retirement Obligations

          We record the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, we also recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

          We have determined that we are obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. However, we are not able to reasonably measure the fair value of the asset retirement obligations as of March 31, 2010 or 2009 because the settlement dates were indeterminable. An asset retirement obligation will be recorded in the periods we can reasonably determine the settlement dates.

Foreign Currency Translation

          The functional currency of Gateway is the Canadian dollar. Assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date while revenues, expenses, gains and losses are translated at the average exchange rate for the period. The resulting translation adjustments are accumulated in the other comprehensive income component of equity.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          Foreign currency transaction gains and losses are recognized currently in the statements of operations. For the year ended March 31, 2010, we realized a foreign currency transaction loss of approximately $216,000, compared to a foreign currency transaction gain of approximately $217,000 and $75,000 during the years ended March 31, 2009 and 2008, respectively.

Income Taxes

          The current provision for income taxes is based on current federal and state statutory rates, which are adjusted based on changes in tax laws and significant fluctuations in taxable income.

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We classify deferred tax liabilities and assets into current and non-current amounts based on the classification of the related assets and liabilities. Certain judgments are made relating to recoverability of deferred tax assets, the level of expected future taxable income and available tax planning strategies.

          See Note 10 for additional information related to income taxes.

Share-Based Compensation

          The cost of employee services received in exchange for equity instruments is measured based on the grant-date fair value of those instruments. That cost is recognized as compensation expense over the requisite service period (usually the vesting period). Generally, no compensation cost is recognized for equity instruments that do not vest. See Note 12 for additional information related to share-based compensation.

Accrued Expenses and Other Payables

          Accrued expenses and other payables consist of the following at March 31, 2010 and 2009 (amounts in thousands):

	2010	2009
Accrued bonuses	$3,624	$3,120
Other	1,121	1,135

Total	$4,745	$4,255

Advance Payments Received from Customers

          We record customer advances on product purchases as a liability in the consolidated statements of financial position.

Note 3 — Recent Accounting Standards

          On July 1, 2009, the Financial Accounting Standards Board ("FASB") instituted a new referencing system, which codifies, but does not amend, previously existing nongovernmental GAAP. The FASB Accounting Standards Codification (the "Codification") is now the single authoritative source for GAAP.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

The Codification was intended to simplify user access to all authoritative GAAP by providing all authoritative literature in one place. Adoption of the Codification did not have a material impact on our consolidated financial statements.

          In May 2009, the Financial Accounting Standards Board ("FASB") issued an update to the GAAP rules for consolidation. The objective of this update is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. Specifically, the update requires the recognition of a noncontrolling interest (formerly, "minority interest") as equity in the consolidated financial statements and separate from the parent's equity. The amount of the net income attributable to the noncontrolling interest is included in consolidated net income on the face of the income statement. The new standard clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, the new standard requires that a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This standard also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. Upon adoption, the noncontrolling interest in Gateway was classified as noncontrolling interest within the equity section of our consolidated statements of financial position. Net income attributable to the Company has not changed due to the adoption of this update. The presentation has been applied retrospectively for all prior periods presented.

          During fiscal year 2010, we adopted the updated GAAP rules for subsequent events. Under this update, we are required to evaluate subsequent events through the date that the consolidated financial statements are filed with the Securities and Exchange Commission ("SEC"). The adoption of this standard does not change our practices with respect to evaluating, recording, and disclosing subsequent events; therefore, adoption of this update had no impact on our consolidated statements of financial position or results of operations.

          In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS represent accounting standards published by the International Accounting Standards Board (the "IASB"), which is based in London, England. In February 2010, the SEC expressed its continuing support for a single set of high-quality globally accepted accounting standards and established a general work plan that sets forth areas and factors the SEC will consider before requiring domestic public companies to transition to IFRS. Currently, the Financial Accounting Standards Board (the "FASB") and the IASB are working individually and jointly on a number of accounting standard convergence projects that, if finalized in 2011, would bring about a significant shift in the accounting and financial reporting landscape. These projects include a broad range of topics such as financial statement presentation, accounting for leases, revenue recognition, financial instruments, consolidations and fair value measurements.

          The SEC expects to make a determination in 2011 regarding the mandatory adoption of IFRS, with the expectation that any decision to adopt IFRS will allow U.S. issuers a number of years to transition from current GAAP. We continue to monitor developments regarding the potential implementation of IFRS and the ongoing convergence projects of the FASB and IASB. We will evaluate the impact that any definitive accounting guidance may have on our financial statements once this information is finalized by the appropriate standard setting organizations, including the SEC.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Note 4 — Earnings per Share

          Our earnings per share of common stock for the years ended March 31, 2010, 2009 and 2008 were computed as follows (Dollars in thousands, except per share amounts):

	2010	2009	2008
Basic Earnings per Common Share:
Net income to the parent equity	$3,636	$4,949	$1,613
Less — preferred stock dividends	132	189	257

Net income allocable to common shareholders	$3,504	$4,760	$1,356

Weighted average common shares outstanding	19,603	19,603	19,603

Earnings per share — Basic	$178.75	$242.82	$69.17

Diluted Earnings per Common Share:
Net income allocable to common shareholders for basic earnings per share	$3,504	$4,760	$1,356

Weighted average common shares outstanding for basic earnings per share	19,603	19,603	19,603
Assumed exercise of stock options, treasury stock method	237	237	237

Weighted average common shares outstanding for diluted earnings per share	19,840	19,840	19,840

Earnings per share — Diluted	$176.61	$239.92	$68.35

Note 5 — Acquisitions

Fiscal 2010

          On August 4, 2009, we acquired substantially all of the assets of Reliance Energy Partners, L.L.C., a company operating in the retail propane business. The aggregate purchase price for this acquisition totaled approximately $2.8 million, which included liabilities assumed and non-compete agreements of approximately $450,000 payable to the previous owners over three years. Results of operations for this acquired business are included in our consolidated statement of operations beginning August 4, 2009.

Fiscal 2009

          On April 30, 2008, we acquired substantially all of the propane assets of Capital City Oil, Inc., located in Kansas. Additionally, on June 2, 2008, we acquired substantially all of the assets of Douglas Propane Gas Company and Morris Propane Service, Inc., located in Georgia. Both of these companies operate primarily in the retail propane business. Results of operations for these businesses acquired are included in our consolidated statement of operations beginning with their respective acquisition date.

          The aggregate purchase price for the fiscal year 2009 acquisitions totaled approximately $4.0 million, which included liabilities assumed and non-compete agreements of approximately $600,000 payable to the previous owners over periods ranging from two to five years.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Fiscal 2008

          On July 2, 2007, we acquired substantially all of the assets of Propane Central LLC ("Propane Central"), Payne Oil Company, Inc., Baer Gas & Electric, Inc., and Damian Corporation. Additionally, on August 31, 2007, we acquired substantially all of the assets of Fuel Outlet P1, L.L.C., and Fuel Outlet P2, L.L.C. All of these retail propane operations are located in Kansas. We also acquired substantially all of the assets of Brantley Gas and Appliance Co., Inc, and Rural Gas Inc. on July 30, 2007, and Harper Gas Service, Inc. on January 16, 2008. All of these retail propane operations are located in Georgia. Results of operations for these businesses acquired are included in our consolidated statements of operations beginning with their respective acquisition dates.

          The aggregate purchase price for our fiscal year 2008 acquisitions totaled approximately $10.3 million, which included liabilities assumed and non-compete agreements of approximately $1.2 million payable to the previous owners over periods ranging from two to five years. Additionally, we were required to pay $1.5 million over the subsequent four years to previous owners related to acquired customer lists.

          These acquisitions were primarily financed with borrowings under our revolving credit facility (see Note 9) and were accounted for by the acquisition method. Certain of our prior year acquisitions include contingent consideration that may be payable at a future date, dependent upon certain facts and circumstances as described in the acquisition-related agreements. During the years ended March 31, 2010, 2009 and 2008, we accrued approximately $478,000, $308,000 and $298,000, respectively, of contingent consideration related to our fiscal year 2008 acquisitions, which was recorded as an increase to goodwill.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed during fiscal years 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Cash and cash equivalents	$—	$1	$1,250
Other current assets	494	484	2,612
Property, plant and equipment	2,100	2,647	5,187
Customer lists (10 years)	—	274	2,344
Non-compete agreements	450	600	1,189
Goodwill	—	—	1,202

Total assets acquired	3,044	4,006	13,784
Total liabilities assumed	286	46	3,530

Net assets acquired	$2,758	$3,960	$10,254

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Note 6 — Property, Plant and Equipment

          Property, plant and equipment consists of the following at March 31, 2010 and 2009 (amounts in thousands):

	2010	2009
Terminal assets	$23,246	$22,723
Retail propane equipment	8,325	6,552
Vehicles	1,672	1,266
Information technology equipment	1,845	1,824
Other	1,249	1,030

	36,337	33,395
Less: Accumulated depreciation	7,652	5,600

Net property, plant and equipment	$28,685	$27,795

Note 7 — Goodwill

          Changes to recorded goodwill during the years ended March 31, 2010, 2009 and 2008 were as follows (amounts in thousands):

	2010	2009	2008
Beginning of year	$3,755	$3,444	$2,345
Goodwill from acquisitions, including additional consideration paid	805	414	1,202
Income tax benefit applied to reduce goodwill	(103)	(103)	(103)

End of year	$4,457	$3,755	$3,444

Note 8 — Intangible Assets

          Intangible assets consist of the following at March 31 (amounts in thousands):

	Useful Lives	2010	2009
Supply and storage agreements	8 years	$7,105	$7,105
Customer lists	8 - 10 years	2,956	2,956
Non-compete agreements	2 - 6 years	2,253	1,803

Total intangible assets		12,314	11,864
Less: Accumulated amortization		6,686	5,091

Net intangible assets		$5,628	$6,773

          Future amortization expense is estimated to be approximately $1.6 million per year for 2011 and 2012, $1.2 million for 2013, and $300,000 per year for 2014 and 2015.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Note 9 — Long-Term Obligations

          We have the following long-term debt at March 31, 2010 and 2009 (amounts in thousands):

	2010	2009
Revolving credit facility	$—	$—
Acquisition revolving credit facility	6,981	6,981
Notes payable	2,119	2,371

	9,100	9,352
Less: Current maturities	752	775

Long-term debt	$8,348	$8,577

Revolving Credit Facility

          On November 13, 2006, we entered into an uncommitted credit facility agreement ("Revolving Credit Agreement") with a commercial bank which we amended during fiscal year 2010 to extend the expiration date to February 28, 2011. Under the Revolving Credit Agreement we have an uncommitted borrowing base ("Borrowing Base") totaling $45.0 million, which includes up to an aggregate of $3.0 million for performance letters of credit, as defined in the Revolving Credit Agreement, $10.0 million for letters of credit with terms of 91 days to 365 days and $2.0 million for advances to obligors to fund settlements of margin calls on our derivative financial instruments ("Advances"). We had no amount outstanding on the Borrowing Base at March 31, 2010 and 2009, respectively. We had outstanding letters of credit totaling $8.0 million and $7.1 million at March 31, 2010 and 2009, respectively. The Borrowing Base and Advances bear interest at the bank's prime rate (3.25% at March 31, 2010). The Revolving Credit Agreement is collateralized by substantially all of our assets. We are subject to certain financial covenants under the Revolving Credit Agreement, which include a minimum net working capital and tangible net worth and a maximum ratio of total liabilities to tangible net worth. We were in compliance with the covenants as of March 31, 2010 and 2009. Borrowings on the Revolving Credit Agreement were paid with advances under a new debt agreement and the Revolving Credit Agreement was cancelled in October 2010 (see Note 16).

Acquisition Revolving Credit Facility

          On September 7, 2007, we entered into an acquisition revolving credit agreement ("Acquisition Credit Agreement") with a commercial bank. Under the Acquisition Credit Agreement, which was to expire September 7, 2010, we had a committed revolving credit line totaling $9.0 million. This credit facility is to be used for our approved asset acquisitions. We had an outstanding balance of approximately $7.0 million on the acquisition revolving credit facility at March 31, 2010 and 2009. Borrowings under the Acquisition Credit Agreement bear interest at the bank's prime rate (3.25% at March 31, 2010). We are subject to certain financial covenants under the Acquisition Credit Agreement, which include an interest coverage ratio, a minimum net working capital and tangible net worth and a maximum ratio of total liabilities to tangible net worth. We were in compliance with the covenants as of March 31, 2010 and 2009. This Acquisition Credit Agreement was extended subsequent to September 2010, and was paid in full in October 2010 with advances under a new debt agreement (see Note 16).

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Notes Payable

          During 2010 and 2009, we executed various notes payable related to acquisitions as discussed in Note 5. These notes payable are due to the previous owners of the acquired entities, mature through 2014, and are related to non-compete agreements and acquired customer lists. These notes are non-interest bearing. The future maturities of these notes payable are as follows as of March 31, 2010 (amounts in thousands):

Year Ending March 31,
2011	$752
2012	830
2013	452
2014	85

$2,119

Capital Lease Obligation

          Through our acquisition of Propane Central during fiscal year 2008 (see Note 5), we assumed a lease for certain propane tanks. The lease is accounted for as a capital lease. At its origination, May 10, 2005, the lease required monthly payments of $11,000 over a period of 84 months with a renewal option extending the lease for an additional 36 months. We assumed the obligations under the lease on July 2, 2007. The lease contains a bargain purchase option with the title transferring at the end of the lease, and in substance, we are financing the acquisition of the propane tanks through the lease. Accordingly, we recorded the propane tanks as an asset and the capital lease obligation is categorized as "other non-current liabilities" in the consolidated statements of financial position.

          The following is an analysis of the leased assets included in property, plant and equipment as of March 31, 2010 (amounts in thousands):

Propane tanks under capital lease	$404
Less: Accumulated depreciation	138

$266

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          Future minimum lease payments under the capital lease for each of the remaining years, including the renewal period, and in the aggregate, are as follows (amounts in thousands):

Year Ending March 31,
2011	$129
2012	129
2013	130
2014	130
2015	130

648
Less: Amount representing interest	145

Present value of minimum lease payments	$503

Current maturities	$73
Noncurrent maturities	430

$503

Note 10 — Income Taxes

          The geographic components of our income (loss) before provision for income taxes are as follows for the years ended March 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
United States	$6,128	$8,391	$2,629
Canada	(20)	(267)	(97)

	$6,108	$8,124	$2,532

          The following summarizes the income tax provisions for the years ended March 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Current provision
Federal	$89	$86	$—
Foreign	—	—	—
State	199	—	—
Deferred provision
Federal	1,867	2,743	756
Foreign	—	—	—
State	220	323	89

	2,375	3,152	845
Deferred provision applied to reduce goodwill	103	103	103

Total income tax provision	$2,478	$3,255	$948

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          Our effective tax rate differs from the statutory rate due to the following for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of Federal benefit	5.84	3.04	3.00
Valuation allowance on Gateway	0.12	1.21	1.46
Other	(0.39)	0.82	(2.02)

Effective tax rate	40.57%	40.07%	37.44%

          As of March 31, 2010 and 2009, the components of our deferred tax assets and liabilities consisted of the following (amounts in thousands):

	2010	2009
CURRENT —
Expenses not currently deductible	$215	$337

NON-CURRENT —
Assets
Alternative minimum tax credit carryforward	$44	$130
Net operating loss carryforwards	236	1,434
Goodwill	966	772
Valuation allowance	(236)	(229)
Liability
Property, plant and equipment	(6,232)	(5,364)

Net non-current deferred tax liability	$5,222	$3,257

          At March 31, 2010 and 2009, the accompanying consolidated financial statements include $236,000 and $229,000, respectively, of deferred tax assets associated with Canadian operating loss carryforwards related to Gateway. We are unable to conclude that it is more likely than not that the carryforwards will be utilized and therefore we have provided a valuation allowance against the loss carryforwards.

          We are part of a group that files a consolidated federal income tax return. This group includes the principal shareholder of NGL Supply, NGL Holdings, Inc. ("Holdings"). As of March 31, 2010, Holdings had utilized certain of our net operating loss carryforwards. Therefore, we have recorded a $25,000 "parent company tax receivable" related to the Parent's utilization of our net operating loss carryforwards.

          We evaluate uncertain tax positions for recognition and measurement in the consolidated financial statements. To recognize a tax position, we determine whether it is more likely than not that the tax positions will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. We had no uncertain tax positions that required recognition in the consolidated financial statements at March 31, 2010, 2009 or 2008. Any interest or penalties would be recognized as a component of income tax expense. No income tax returns are currently under examination by any tax authorities. We consider our open tax years to be 2007 through 2010.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Note 11 — Commitments and Contingencies

Environmental Matters

          Our operations are subject to extensive Federal, state and local environmental laws and regulations that could require expenditures for remediation of operating facilities. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the propane distribution, terminal and storage business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, we have adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in our business.

Obligations Under Propane Asset Purchase and Sale Agreement

          In connection with our purchase of certain propane assets from ConocoPhillips in September 2002, we executed the following agreements:

          Propane Business Operating & Maintenance Agreement.    The Propane Business Operating & Maintenance Agreement specifies that ConocoPhillips will continue to operate the propane assets for us and provides for the payment for such services as well as the payment for the utilization of certain common facilities, as defined. The agreement has a primary term of ten years from November 6, 2002, and provides for an extension solely at our option for a five-year period, to be followed on a year-by-year basis. We have the ability to terminate the agreement with written notice by August 1 of the calendar year preceding the year we would terminate the agreement.

          We are obligated to pay a fixed monthly operating fee plus a utility service fee which varies based on usage and all direct costs incurred by ConocoPhillips related to the propane assets. The initial monthly operating fee was $25,000, which consisted of a labor charge of $15,000 plus a non-labor charge of $10,000. During the ten-year primary term, the labor charge component increases at a rate of 2.5% per year, and during the five-year extension, the labor charge component is increased at an amount appropriate in the circumstances based on ConocoPhillips' actual labor and benefit costs. The non-labor component was fixed for a term of two years, but thereafter was to be adjusted for every two-year period based on ConocoPhillips' actual costs of operating our propane assets. For the years ended March 31, 2010, 2009 and 2008, the total operating fee charged to cost of sales on the consolidated statements of operations, including the charge for the utility service fee and propane asset direct charges, was $385,000, $395,000 and $361,000. During the remaining term of the primary ten-year period and the five-year extension, the estimated minimum annual commitments for the Propane Business Operating &

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Maintenance Agreement for the years ending March 2011 through March 31, 2015 are as follows (amounts in thousands):

Year Ending March 31,
2011	$340
2012	342
2013	345
2014	345
2015	345

          Propane Supply Agreement.    This agreement was executed effective November 7, 2002, in order to provide us with a constant supply of propane for our business. The agreement is for a primary term of ten years, and may be extended solely at our option for an additional five-year period, then continuing on a year-by-year basis.

          The agreement specifies that we can purchase up to 4.2 million gallons of propane per week from ConocoPhillips. The price we will pay is an average of the published daily propane spot price at Conway, Kansas plus a location differential equal to published pipeline tariffs, less a specified discount which varies depending upon the location of purchase. The charge for such propane purchases is included in cost of sales on our consolidated statements of operations.

          Storage Space Lease.    Effective November 7, 2002, we also executed a propane storage space lease with ConocoPhillips for storage at its Borger, Texas storage facility for a level of up to 850,000 barrels of propane at any one time. The agreement expires on March 31, 2012.

          The agreement requires a specified minimum storage payment that varies by year, plus additional charges to the extent we had more than the designated 850,000 barrels in storage at any time. For the years ended March 31, 2010, 2009 and 2008, the total lease charge recorded in cost of sales on our consolidated statements of operations was $408,000, $408,000 and $383,000. As of March 31, 2010, the monthly storage charge is approximately $36,000. For each of the years ending March 31, 2011 through 2012, the estimated annual storage charge will be $434,000.

Other Operating Leases

          We have executed various noncancelable operating lease agreements for office space, trucks, real estate, equipment and bulk propane storage tanks. Future minimum lease payments at March 31, 2010, are as follows (amounts in thousands):

Year Ending March 31,
2011	$253
2012	218
2013	199
2014	114
2015	25

$809

          Rental expense relating to operating leases was $566,000, $591,000 and $469,000 for the years ended March 31, 2010, 2009 and 2008.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Sales and Purchase Contracts

          We have entered into sales and purchase contracts for propane and other natural gas liquids to be delivered in future periods. These contracts require that the parties physically settle the transactions with natural gas liquid inventory. At March 31, 2010 and 2009, we had outstanding sales contracts of approximately $93.7 million and $76.4 million and outstanding purchase contracts of approximately $125.1 million and $147.1 million, respectively. These contracts have terms that expire at various dates through May 2011.

Employment Agreements

          Additionally, we have entered into employment agreements with certain of our employees ("Employee"). These employment agreements had a three-year term and expired on September 30, 2007. These agreements were extended on a month-to-month basis after the original three-year term expired at the option of the Employee. Under these agreements, we are obligated to pay a base salary and a set amount of vacation to each Employee. The agreements are cancelable at the option of the Employee with six months written notice. Upon termination of the employment agreement, the Employee is obligated to sell any stock he owns back to the Company. If we terminate the Employee under certain conditions set forth in the agreements, each Employee can make a "payout" election and we would be obligated to pay the Employee for the remaining amount of the three-year term from the date of termination. At the termination of the original three-year term, all employees covered by such agreements elected to continue the agreements on a month-to-month basis. As of March 31, 2010, all Employees were still employed by the Company and as such, we have not recorded any liability for this contingency in the consolidated financial statements. These agreements expired subsequent to March 31, 2010.

Litigation

          We are involved in claims and legal actions arising in the ordinary course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our financial position and results of operations.

Note 12 — Equity

          As of March 31, 2010, our authorized capital consisted of 1,000 shares of preferred stock (discussed below) and 100,000 shares of Class A common stock, $10 par value per share. There were no issuances of common stock during the three year period ended March 31, 2010.

Redeemable Preferred Stock

          On September 30, 2004, Denham purchased 1,000 shares of our Series A Preferred Stock for $3.0 million. The preferred shares have a par value of $10 per share, and authorized shares total 1,000. In June 2005, we redeemed the preferred shares at the stated value plus accrued dividends. In August 2005, we reissued the preferred shares under the same terms and conditions as the original issuance. The preferred shares are redeemable at $3,000 per share plus dividends in arrears at the option of the shareholder with 30 days notice to the Company. We may redeem the preferred shares at $3,000 per share plus accrued dividends with 20 days written notice to the shareholder. These preferred shares have been separately classified in the consolidated statement of financial position at their purchased amount which is also the redeemable cost at March 31, 2010 and 2009.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          Dividends are payable when declared by our Board of Directors, but are cumulative and calculated each quarter end based on the three-month LIBOR rate plus 400 basis points. For the years ended March 31, 2010, 2009 and 2008, $132,000, $189,000 and $257,000 of dividends were accrued and paid, respectively. No arrearages existed at March 31, 2010 and 2009.

          On May 17, 2010, we redeemed all of the preferred stock at the stated value plus accrued dividends for approximately $3.017 million.

Share-based Compensation

          We have granted stock options to various of our employees. The options vest three years from issuance and are exercisable for five years following vesting. The options are not eligible for any common stock dividends until exercised. As of March 31, 2010 and 2009, there were 750 options outstanding with a weighted average exercise price of $2,200 and a weighted average remaining contractual life of approximately 2.5 and 3.5 years, respectively. There was no activity related to the options during the years ended March 31, 2010, 2009 and 2008. These options were exercised or redeemed subsequent to March 31, 2010.

          The fair value of these options was estimated at the date of grant using the Black Scholes-Merton option pricing model using the following assumptions: risk-free interest rate of 3.55%; dividend yield of 0%; calculated volatility of 30.56%; and the expected term of the options of 5.5 years. We will issue new shares upon exercise of the options.

          No share-based compensation expense was recorded during the year ended March 31, 2010. For the year ended March 31, 2009 and 2008, compensation expense charged against income for stock options was $97,000 and $194,000, and no stock-based compensation cost was capitalized. There was no amount of remaining unvested compensation expense and no unvested shares at March 31, 2010 and 2009.

Common Stock Dividends

          On June 30, 2010, we paid a dividend to the owners of our common stock of $7.0 million.

Note 13 — Fair Value of Financial Instruments

          For cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other payables, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments (considered to be Level 1). Our long-term debt carrying amount is also a reasonable estimate of fair value because of the variable interest rates on substantially all of such debt. The fair value recorded amounts of our derivative financial instrument contracts are measured based upon the notional amounts, future prices, and maturity dates (Level 2). We had no assets or liabilities measured at fair value based on a Level 3 valuation.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          The following table summarizes the reported value of our assets and liabilities which are carried at fair value as of the dates indicated based on inputs used to derive the fair values (amounts in thousands):

	Fair Value Measurements March 31, 2010			Fair Value Measurements March 31, 2009
Description	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Commodity derivatives (included in "other current assets")	$576	$—	$576	$—	$—	$—
Product exchanges	2,746	—	2,746	1,202	—	1,202
Liabilities:
Product exchanges	1,005	—	1,005	282	—	282

Derivative Financial Instruments

          During 2010, 2009 and 2008, we entered into natural gas liquids swaps and other derivative financial instruments to help reduce our exposure to variability in future commodity prices, none of which were designated as hedging transactions. The net fair value of our derivative financial instrument contracts at March 31, 2010 was a net asset of $576,000 and is recorded in other current assets on the consolidated balance sheets. There were no significant open derivative financial instrument contracts at March 31, 2009 and 2008. The following table sets forth our open derivative financial instrument contracts positions at March 31, 2010:

Underlying	Period	Total Notional Units	Type	Price ($/unit)
Natural Gas Liquids — Propane:
OPIS Mt. Belvieu	Apr - June 2010	75,000 BBL	Swap	1.2650
OPIS Conway	Apr - June 2010	60,000 BBL	Swap	1.0950
OPIS Conway	Apr - June 2010	45,000 BBL	Swap	1.1600
OPIS Conway	Apr - June 2010	60,000 BBL	Swap	1.1400
OPIS Conway	July - Sept 2010	30,000 BBL	Swap	1.2100
OPIS Mt. Belvieu	July - Sept 2010	45,000 BBL	Swap	1.2000
OPIS Mt. Belvieu	Oct - Dec 2010	75,000 BBL	Swap	1.2975
Watkins Glen — TEP	Apr 2010	26,619 Gal	Physical Cap	1.2144
Watkins Glen — TEP	Apr - May 2010	40,000 Gal	Physical Cap	1.2294

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

          We recorded the following net gains from our commodity derivatives during the years ended March 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Commodity contracts —
Unrealized gain (loss)	$563	$(17)	$(36)
Realized gain	690	708	465

Total	$1,253	$691	$429

          These gains are categorized as cost of sales of our wholesale supply and marketing segment in the consolidated statements of operations.

Credit Risk

          We maintain credit policies with regard to our counterparties on the derivative financial instruments that we believe minimize our overall credit risk, including an evaluation of potential counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances and the use of standardized agreements, which allow for netting of positive and negative exposure associated with a single counterparty.

          Our counterparties consist primarily of financial institutions and major energy companies. This concentration of counterparties may impact our overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. Based on our policies, exposures, credit and other reserves, we do not anticipate a material adverse effect on our financial position or results of operations as a result of counterparty performance.

          For financial instruments, failure of a counterparty to perform on a contract could result in our inability to realize amounts that have been recorded on our consolidated statements of financial position and recognized in our net income.

Interest Rate Risk

          The following tables provide information as to our interest rate risk on our long-term debt as of March 31, 2010 and 2009 (amounts in thousands):

As of March 31, 2010	2011	2012	2013	2014	2015	Total	Fair Value
Variable Rate Debt	$6,981	$—	$—	$—	$—	$6,981	$6,981
Average Interest Rate	3.67%

As of March 31, 2009	2010	2011	2012	2013	2014	Total	Fair Value
Variable Rate Debt	$—	$6,981	$—	$—	$—	$6,981	$6,981
Average Interest Rate		5.33%

          As of March 31, 2010, a 1% change in the average interest rate would result in a change of interest expense of approximately $70,000.

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

Note 14 — Employee Benefits

          We sponsor a 401(k) defined contribution plan for the benefit of our employees. The plan allows eligible employees to contribute a portion of their income to such plan subject to limitations established by law. We may make discretionary contributions to the plan to be allocated to plan participants. For the years ended March 31, 2010, 2009 and 2008, we made contributions to the plan totaling $227,000, $262,000 and $232,000.

Note 15 — Segment Information

          Our operations consist of three operating and reportable segments: retail propane operations; wholesale supply and marketing; and midstream. Retail propane operations include propane sales to end users, the sale of propane-related parts and fittings, tank rentals and service work for propane-related equipment. Our wholesale supply and marketing operations include the distribution of propane and other natural gas liquids and marketing services to other users, retailers and resellers of propane and storage of propane for third parties. Our midstream segment consists of our terminal operations, the unloading, storage and loading of propane for third parties at our terminal facilities in Missouri, Illinois and Canada. All of our operations are located in the United States except for the terminal operations of Gateway in Canada. Intersegment sales by our wholesale supply and marketing segment are eliminated against cost of sales in consolidation. Revenues in our other segments are derived from transactions with external parties.

          Our identifiable assets associated with each reportable segment include accounts receivable, inventories, product exchanges, property, plant and equipment, goodwill and intangible assets. Expenditures for property, plant and equipment are presented for each segment. The net asset/liability from price risk management, as reported in the accompanying consolidated statements of financial position, is primarily related to the wholesale supply and marketing segment.

          We evaluate the performance of our operating segments based on gross margin and operating income, as indicated in the following tables and on the basis of EBITDA. Revenues, gross margin,

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

operating income, identifiable assets, long-lived assets and expenditures for property, plant and equipment for each of our reportable segments are presented below (amounts in thousands):

	Year Ended March 31,
	2010	2009	2008
Revenues:
Retail propane
Propane sales	$25,076	$28,518	$17,065
Propane-related parts and fittings sales	622	587	382
Propane service and tank rental revenues	1,269	1,143	592
Wholesale supply and marketing
Wholesale supply sales	727,008	730,474	853,488
Storage revenues	2,368	1,741	723
Midstream	4,103	3,259	3,055
Eliminations of intersegment wholesale supply sales	(24,940)	(30,731)	(41,048)

Total revenues	$735,506	$734,991	$834,257

Gross Margin:
Retail propane
Propane sales	$9,930	$7,278	$4,332
Propane-related parts and fittings sales	165	215	145
Propane services and tank rentals	1,269	1,143	592
Wholesale supply and marketing
Wholesale supply sales	9,923	15,359	7,786
Storage	2,368	1,742	723
Midstream	3,636	2,836	2,658

Total gross margin	$27,291	$28,573	$16,236

Depreciation and Amortization:
Retail propane	$1,726	$1,453	$663
Wholesale supply and marketing	220	200	188
Midstream	835	837	853

Total depreciation and amortization	$2,781	$2,490	$1,704

Operating Income (Loss):
Retail propane	$1,391	$525	$825
Wholesale supply and marketing	6,912	10,531	2,852
Midstream	2,695	1,652	1,649
Corporate general and administrative expenses not allocated to segments	(4,337)	(3,277)	(2,164)

Total operating income	$6,661	$9,431	$3,162
Other items not allocated by segment:
Interest income	120	162	361
Interest expense	(668)	(1,621)	(1,061)
Other income (expense), net	(5)	152	70
Income tax provision	(2,478)	(3,255)	(948)

Net income	$3,630	$4,869	$1,584

Geographic Information for our Midstream Segment
Revenues:
United States	$3,860	$3,017	$2,818
Canada	243	242	237
Gross margin:
United States	3,393	2,594	2,421
Canada	243	242	237
Operating income (loss):
United States	2,670	1,874	1,702
Canada	25	(222)	(53)
Additions to property, plant and equipment, including acquisitions (accrual basis):
Retail propane	$2,588	$2,761	$5,633
Wholesale supply and marketing	102	22	68
Midstream	—	98	—

Total	$2,690	$2,881	$5,701

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

	March 31, 2010	March 31, 2009
Year-End Information:
Total assets:
Retail propane	$19,847	$16,356
Wholesale supply and marketing	66,942	61,688
Midstream	20,491	20,672
Corporate	4,300	4,718

Total	$111,580	$103,434

Long-lived assets, net of depreciation and amortization, including goodwill and intangibles:
Retail propane	$14,292	$12,357
Wholesale supply and marketing	3,234	4,153
Midstream	19,210	19,675
Corporate	2,034	2,138

Total	$38,770	$38,323

Note 16 — Contribution of Company to New Entity and New Debt Agreement (unaudited)

          On October 14, 2010, our shareholders executed a business combination (the "Combination") with NGL Energy Partners LP (formerly Silverthorne Energy Partners LP, or "the Partnership") in which we were contributed to the Partnership in exchange for our shareholders receiving 1,272,288 limited partner common units of the Partnership and approximately $40.0 million. The Partnership also issued 1,116,300 limited partner common units and $410,000 to the shareholders of Hicks Oils & Hicksgas, Incorporated ("Hicksgas") in exchange for the propane-related assets and assumed liabilities of Hicksgas, and approximately $15.5 million to the shareholders of Hicksgas Gifford ("Gifford") for essentially all of the assets and assumed liabilities of Gifford. In addition, the Partnership issued 549,043 limited partner common units to a group of investors (the "IEP Parties") for $10.981 million. We have been deemed to be the acquiring "predecessor entity" in the Combination. Thus, our historical consolidated financial statements represent the historical consolidated financial statements of the Partnership.

          In connection with the Combination, we had the following restructuring transactions:

  (i)
  We and our shareholders took action to cause all of our outstanding equity interests to be beneficially owned 100% directly and of record by our shareholders.

  (ii)
  We were converted into a Delaware limited liability company and our income tax liabilities were assumed by our shareholders.

  (iii)
  We terminated certain existing contracts relating to transfer restrictions and indemnification obligations.

  (iv)
  We caused two of our wholly-owned subsidiaries, Econo-Gas Supply, LLC, and NGL Supply Wholesale, LLC ("NGL Supply Wholesale") to merge, with NGL Supply Wholesale as the sole surviving company in the merger.

  (v)
  We caused NGL Supply Retail — Kansas, LLC, NGL Supply Retail — Georgia, LLC and Propane Central, L.L.C. (each is our wholly-owned subsidiary) to be merged with and into a third wholly-owned subsidiary, NGL Supply Retail, LLC ("NGL Retail"), with NGL Retail as the sole surviving company in the mergers.

          In addition on October 14, 2010, we, our subsidiaries and the other Partnership subsidiaries executed a $180.0 million credit agreement, as amended in February 2011, (the "Credit Agreement") with a group of banks under which we are one of the designated Borrowers. The Credit Agreement provides for

NGL SUPPLY, INC. AND SUBSIDIARIES
(Predecessor Entity)
Notes to Consolidated Financial Statements — (Continued)
March 31, 2010, 2009 and 2008

a total credit facility of $180.0 million, represented by an acquisition revolving commitment of $130.0 million and a working capital revolving commitment of $50.0 million. Borrowings under the working capital revolving commitment are subject to a defined borrowing base. The working capital revolving commitment allows for letter of credit advances of up to $50.0 million and swingline loans of up to $5.0 million.

          The Credit Agreement has a final maturity on October 14, 2014. Once a year, between March 31 and September 30, the Borrowers must prepay the outstanding working capital revolving loans and collateralize outstanding letters of credit in order to reduce the total working capital borrowings to less than $10.0 million for 30 consecutive days. In addition, until we complete an equity offering, on or before October 14 each year, the Borrowers must repay outstanding principal amounts of the acquisition revolving loans by at least $7.5 million.

          Borrowings under the Credit Agreement bear interest at designated interest rates depending on the computed "leverage ratio", which is the ratio of total indebtedness (as defined) at any determination date to consolidated EBITDA for the period of the four fiscal quarters most recently ended. Interest is payable quarterly. The initial interest rates vary at LIBOR plus 3%-3.75% for any LIBOR borrowings (the bank's prime rate plus 2% to 2.75%) depending upon the leverage ratio. The scheduled interest rate increments will be adjusted upward by 0.25% in the event the Partnership has not completed a public or private equity offering of at least $50.0 million by April 14, 2011.

          Substantially all of our assets are pledged as collateral under the Credit Agreement.

Report of Independent Certified Public Accountants

          '>

Partners
NGL Energy Partners LP

          We have audited the accompanying consolidated balance sheets of the businesses of Hicks Oils & Hickgas, Incorporated contributed to NGL Energy Partners LP (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations and changes in net investment and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Tulsa, Oklahoma
February 11, 2011

THE BUSINESSES OF HICKS OILS & HICKSGAS,
INCORPORATED CONTRIBUTED TO NGL ENERGY
PARTNERS LP
Consolidated Balance Sheets
(U.S. Dollars in Thousands)

	Audited as of June 30,
			Unaudited as of September 30, 2010
	2010	2009
ASSETS
CURRENT ASSETS:
Accounts receivable, net of allowance for doubtful accounts of $338 and $369, respectively, and $336	$2,745	$3,310	$4,185
Accounts receivable from related parties	1,460	1,188	1,108
Inventories	3,432	3,288	4,830
Deferred income taxes	447	231	—
Other current assets	2,053	1,997	2,601

Total current assets	10,137	10,014	12,724
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $25,022 and $24,537, respectively, and $25,117	17,122	16,812	16,931
GOODWILL	2,093	2,093	2,093
INTANGIBLE ASSETS, net of accumulated amortization of $912 and $665, respectively, and $973	1,100	1,347	1,039

Total assets	$30,452	$30,266	$32,787

LIABILITIES AND NET INVESTMENT
CURRENT LIABILITIES:
Trade accounts payable	$748	$885	$1,303
Accounts payable to related parties	1	2	2
Derivative financial instruments	344	418	—
Accrued expenses and other payables	1,510	1,478	1,917
Deferred revenue and customer deposits	5,797	6,105	8,510

Total current liabilities	8,400	8,888	11,732
LONG-TERM DEBT	6,245	7,543	5,768
NON-CURRENT DEFERRED TAX LIABILITY	2,292	2,001	—
DERIVATIVE FINANCIAL INSTRUMENTS	202	265	517
COMMITMENTS AND CONTINGENCIES
NET INVESTMENT, per accompanying statements	13,313	11,569	14,770

Total liabilities and net investment	$30,452	$30,266	$32,787

The accompanying notes are an integral part of these financial statements.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Consolidated Statements of Operations and Changes in Net Investment
(U.S. Dollars in Thousands)

	Audited For the Year Ended June 30,			Unaudited For the Three Months Ended September 30,
	2010	2009	2008	2010	2009
REVENUES
Propane sales	$63,669	$74,867	$68,713	$7,678	$5,857
Other sales	5,250	5,398	4,198	1,517	1,498
Equipment rentals	2,134	2,082	2,127	509	499
Other operating revenues	1,258	1,241	1,095	457	466

Total Revenues	72,311	83,588	76,133	10,161	8,320

COST OF SALES
Propane sales	45,551	54,151	52,202	5,320	3,219
Other	4,118	4,283	3,290	1,178	1,321

Total Cost of Sales	49,669	58,434	55,492	6,498	4,540

Gross Margin	22,642	25,154	20,641	3,663	3,780
OPERATING COSTS AND EXPENSES
Operating and general and administrative	18,244	17,162	15,704	4,505	3,991
Depreciation and amortization	2,049	2,041	1,724	555	529

Operating Income (Loss)	2,349	5,951	3,213	(1,397)	(740)
OTHER INCOME (EXPENSE)
Interest income	260	296	263	49	52
Interest expense	(540)	(1,130)	(1,001)	(124)	(189)

Income Before Income Taxes	2,069	5,117	2,475	(1,472)	(877)
PROVISION (BENEFIT) FOR INCOME TAXES	800	1,980	958	(1,845)	(340)

NET INCOME (LOSS)	1,269	3,137	1,517	373	(537)
NET INVESTMENT, beginning of period	11,569	11,301	12,553	13,313	11,569
Distributions (to) from owners	475	(2,869)	(2,769)	1,084	986

NET INVESTMENT, end of period	$13,313	$11,569	$11,301	$14,770	$12,018

The accompanying notes are an integral part of these financial statements.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Consolidated Statements of Cash Flows
(U.S. Dollars in Thousands)

	Audited For the Year Ended June 30,			Unaudited For the Three Months Ended September 30,
	2010	2009	2008	2010	2009
OPERATING ACTIVITIES:
Net income (loss)	$1,269	$3,137	$1,517	$373	$(537)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,049	2,041	1,724	555	529
Provision for doubtful accounts	273	392	230	15	33
Deferred income tax provision (benefit)	76	609	167	(1,845)	(340)
Loss (gain) on sale of assets	118	(96)	(193)	13	—
Changes in operating assets and liabilities, net of acquisitions —
Accounts receivable	20	1,145	(2,038)	(1,103)	221
Inventories	(144)	560	(411)	(813)	(864)
Other current assets	(56)	(998)	(755)	(1,134)	(1,601)
Accounts payable	(138)	(89)	(290)	557	561
Accrued expenses and other payables	32	(72)	150	407	(41)
Deferred revenue and customer deposits	(308)	541	3,800	2,713	1,786

Net cash provided by (used in) operating activities	3,191	7,170	3,901	(262)	(253)

INVESTING ACTIVITIES:
Purchases of property and equipment	(2,597)	(2,105)	(613)	(416)	(480)
Acquisition of businesses	—	—	(4,573)	—	—
Proceeds from sales of assets	366	1,081	314	71	82
Other	(136)	—	—	—	—

Net cash used in investing activities	(2,367)	(1,024)	(4,872)	(345)	(398)

FINANCING ACTIVITIES:
Advances of long-term debt	5,300	1,418	21,882	—	—
Payments on long-term debt	(6,599)	(4,695)	(18,142)	(477)	(335)
Distributions from (to) owners	475	(2,869)	(2,769)	1,084	986

Net cash provided by (used in) financing activities	(824)	(6,146)	971	607	651

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of year	—	—	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

THE BUSINESSES OF HICKS OILS & HICKSGAS,
INCORPORATED CONTRIBUTED TO NGL ENERGY
PARTNERS LP
Notes to Consolidated Financial Statements
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Note 1 — Formation Transaction and Nature of Operations

          Hicksgas, LLC was formed in October 2010 by Hicks Oils & Hicksgas, Incorporated ("Hicksgas") through a series of transactions, as detailed below, to contribute the propane and propane-related assets and operations of Hicksgas ("the Company") to NGL Energy Partners LP ("NGL Energy"). The accompanying consolidated financial statements present the historical financial position and results of operations of the propane assets contributed to, and the liabilities assumed by, NGL Energy that were previously owned by Hicksgas. The Company's assets and operations are located in Illinois and Indiana, and consist primarily of the retail and wholesale distribution of propane and related activities.

          The transactions executed by Hicksgas to effect the contribution to NGL Energy are as follows:

  i.
  On July 1, 2010, Hicksgas elected S corporation status, and subsequently formed a new, wholly owned subsidiary, Hicksgas, LLC and contributed to it all of Hicksgas' rights, title and interest in and to its propane operations. Hicksgas, LLC assumed and agreed to timely discharge certain of Hicksgas' liabilities (including liabilities and obligations under environmental laws).

  ii.
  Subsidiaries of Hicksgas owning certain specified real property distributed all of their subsidiaries' rights, title and interest in and to such real property to Hicksgas. Hicksgas assumed and agreed to discharge all liabilities and obligations of these subsidiaries related to the ownership of or arising from the contributed assets (including liabilities and obligations under environmental laws), in each case, whether known or unknown, contingent or fixed, asserted or unasserted.

  iii.
  The subsidiaries of Hicksgas, other than Hicksgas, LLC and certain excluded subsidiaries were merged with Hicksgas, LLC, with Hicksgas, LLC as the sole surviving company in the merger.

  iv.
  Hicksgas paid and retired (or caused to be paid and retired) certain Hicks promissory notes and caused all encumbrances thereunder to be released.

          Following the completion of the above transactions, (a) Hicksgas, LLC was a Delaware limited liability company wholly-owned by Hicksgas and (b) each of the subsidiaries of Hicksgas (other than Hicksgas, LLC and certain excluded subsidiaries) ceased to exist because of their merger with and into Hicksgas, LLC.

          Hicksgas then contributed to NGL Energy, free and clear of any encumbrances (other than restrictions under applicable securities law), all right, title and interest in and to 100% of the membership interests in Hicksgas, LLC, as a capital contribution in exchange for limited partner common units of NGL Energy and approximately $410,000.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

          The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and reflect the assets, liabilities and operations of the businesses sold to NGL Energy. All significant intercompany transactions have been eliminated.

THE BUSINESSES OF HICKS OILS & HICKSGAS,
INCORPORATED CONTRIBUTED TO NGL ENERGY
PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

          All information contained herein related to the three months ended September 30, 2010 and 2009 is unaudited. The unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. The interim consolidated financial statements include all adjustments considered necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Such adjustments consist only of normal recurring items, unless otherwise disclosed herein. The Company believes that the disclosures made are adequate to make the information not misleading. Due to the seasonal nature of the Company's operations, the results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

Estimates

          The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs. These estimates are based on management's knowledge of current events, historical experience and various other assumptions that they believe to be reasonable under the circumstances.

          Critical estimates made in the preparation of these consolidated financial statements include the collectability of accounts receivable; the recoverability of inventories; useful lives and recoverability of property, plant equipment and amortized intangible assets; fair values of assets acquired in business combinations; the impairment of goodwill; the valuation of derivative financial instruments; accruals for various commitments and contingencies; and allocations of corporate level expenses, among others. Although management believes these estimates are reasonable, actual results could differ from the estimates.

Fair Value Measurements

          The Company applies fair value measurements to certain assets and liabilities, principally derivative financial instruments and assets and liabilities acquired in a business combination. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. This includes not only the credit standing of counterparties and credit enhancements but also the impact of the Company's own nonperformance risk on its liabilities. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability (the market for which the reporting entity would be able to maximize the amount received or minimize the amount paid).

          Management uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

  •
  Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs

THE BUSINESSES OF HICKS OILS & HICKSGAS,
INCORPORATED CONTRIBUTED TO NGL ENERGY
PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

    that are derived from observable market data by correlation or other means. The Company's derivative financial instruments are valued based on a Level 2 valuation.

  •
  Level 3 — Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. The Company did not have any assets or liabilities measured at fair value categorized as Level 3 at June 30, 2010 or 2009.

          The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Revenue Recognition

          The Company's revenue is primarily generated by the sale of propane, propane-related appliances, parts and fittings in the United States, rental of equipment and by services provided to its customers.

          The Company accrues revenues from propane and propane-related sales at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser or installation of the appliance. The Company records service revenues at the time the service is performed and tank and other rentals over the term of the lease. The Company records product purchases at the time title to the product transfers to the Company, which typically occurs upon receipt of the product. The Company presents revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, on a net basis.

Cost of Sales

          "Cost of Sales" includes all costs incurred to acquire propane, including the costs of purchasing, terminalling, and storing inventory prior to delivery to the customer, as well as any costs related to the sale of propane appliances and equipment. Cost of sales does not include any depreciation or amortization of property, plant and equipment or intangible assets. Depreciation and amortization is separately classified in the statements of operations.

Operating and General and Administrative Expenses

          "Operating and General and Administrative Expenses" include costs of personnel, vehicles, delivery, handling, plants, district offices, selling, marketing, credit and collections and other functions related to the retail distribution of propane and related equipment and supplies and the direct and allocated expenses of personnel, executives, corporate office locations and other functions related to centralized corporate and overhead activities (see Note 9).

Advertising Costs

          The Company expenses advertising costs as incurred. The total advertising expense for the years ended June 30, 2010, 2009, and 2008 was $456,000, $347,000, and $374,000, respectively, and $106,000 and $114,000 for the three months ended September 30, 2010 and 2009, respectively.

THE BUSINESSES OF HICKS OILS & HICKSGAS,
INCORPORATED CONTRIBUTED TO NGL ENERGY
PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Cash and Cash Equivalents

          The accompanying financial statements do not include cash and cash equivalents as such assets were not included in the assets sold to NGL Energy. In the statements of cash flows, the net change in cash from the Company's operating, investing and financing activities are reflected as "distributions," resulting in no ending cash balances.

          Supplemental cash flow information (amounts in thousands):

	Year Ended June 30,			Three Months Ended September 30,
	2010	2009	2008	2010	2009
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$677	$689	$695	$153	$173

Income taxes paid	$58	$2,944	$1,120	$—	$—

Accounts Receivable and Concentration of Credit Risk

          The Company grants credit to customers for the purchase of propane and propane-related products. Accounts receivable are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Unpaid and past due accounts receivable bear interest at 1.5% per month.

          The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the uncollectible amounts. Management individually reviews past due accounts receivable balances and provides a specific reserve based on an assessment of current customer creditworthiness. Management also provides a general allowance amount for accounts not currently delinquent.

          Changes in the allowance for doubtful accounts during the periods indicated are as follows (amounts in thousands):

	Year Ended June 30,
				Three Months Ended September 30, 2010
	2010	2009	2008
Allowance for doubtful accounts, beginning of period	$369	$237	$198	$338
Bad debt provision	273	392	230	15
Write off of uncollectible accounts	(304)	(260)	(191)	(17)

Allowance for doubtful accounts, end of period	$338	$369	$237	$336

          For the years ended June 30, 2010, 2009 and 2008, no individual customer accounted for more than 10% of the Company's revenues. Four of the Company's suppliers provided approximately 75% of its propane purchases during the year ended June 30, 2010. The Company believes that its arrangements with these suppliers enables it to purchase most of its requirements at market prices and ensure adequate supply.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Inventories

          The Company's inventories consist primarily of propane and propane-related parts and merchandise. Propane inventory is carried at cost with cost determined using the last-in, first-out (LIFO) method. Cost includes the cost of transportation and storage. All other inventories are carried at the lower of cost or market, with cost determined using the first-in, first-out method (FIFO).

          Inventories consisted of the following (amounts in thousands):

	As of June 30,
			As of September 30, 2010
	2010	2009
Propane	$733	$1,023	$1,675
Parts and merchandise	2,257	1,920	2,771
Other	442	345	384

Total	$3,432	$3,288	$4,830

          If the Company's propane inventories had been valued by the FIFO method instead of the LIFO method, inventories would have been $457,000 and $325,000 higher at June 30, 2010 and 2009, respectively, and $624,000 at September 30, 2010. There were no significant LIFO liquidations during any of the periods presented.

Other Current Assets

          Included in Other Current Assets at June 30, 2010 and 2009 and at September 30, 2010 are the following (amounts in thousands):

	As of June 30,
			As of September 30, 2010
	2010	2009
Deposits to propane suppliers	$1,759	$820	$1,174
Prepayments of taxes	194	1,143	—
Other prepaid expenses	100	34	1,427

Total	$2,053	$1,997	$2,601

Property, Plant and Equipment, Depreciation and Impairments

          Property, plant and equipment are stated at cost, less accumulated depreciation. Acquisitions and improvements are capitalized, and maintenance and repairs are expensed as incurred. When the Company disposes of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other operating revenues. The Company computes depreciation expense primarily using the straight-line method over the useful lives of the assets (see Note 5).

          The Company evaluates the carrying value of its long-lived assets for potential impairment when events and circumstances warrant such a review. A long-lived asset is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than its carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

fair value of the assets. No impairments of long-lived assets were recorded for the years ended June 30, 2010, 2009 and 2008 or the three months ended September 30, 2010.

Goodwill

          Goodwill represents the excess of cost over the fair value of net assets of acquired businesses. There were no changes to recorded goodwill during the years ended June 30, 2010 and 2009 or during the three months ended September 30, 2010.

          The Company evaluates goodwill and indefinite-lived intangible assets for impairment annually or when events or circumstances occur indicating that the assets might be impaired. The Company performs this impairment testing at year end.

          The annual impairment assessment of goodwill is a two-step process:

  •
  In step 1 of the goodwill impairment test, the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

  •
  In step 2 of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

          The Company utilizes the market approach in determining the fair value of its individual reporting unit. The market approach considers forecasted discounted future cash flows and a terminal value which applies a market multiple to adjusted cash flows. Based upon this analysis, the Company concluded that the fair value of the reporting units exceeded their carrying values and therefore step 2 of goodwill impairment testing was not required.

          Estimates and assumptions used to perform the impairment testing are inherently uncertain and can significantly affect the outcome of the impairment test. The estimates and assumptions used in the annual assessment for impairment of goodwill included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates.

Intangible Assets

          The Company's identifiable intangible assets consist primarily of significant contracts and arrangements acquired in business combinations, primarily customer relationships and covenants not to compete. The Company capitalizes acquired intangible assets if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of an intent to do so.

          Intangible assets with estimable useful lives are amortized over their respective useful lives on a straight-line basis to their estimated residual values, and reviewed for impairment annually (see Note 6).

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Asset Retirement Obligations

          The Company records the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service if the Company can reasonably estimate such retirement obligations. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, the Company also recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

          The Company has determined that it is obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. However, the Company is not able to reasonably measure the fair value of the asset retirement obligations as of June 30, 2010, or 2009 or September 30, 2010 because the settlement dates were indeterminable. An asset retirement obligation will be recorded in the periods the Company can reasonably determine the settlement dates.

Income Taxes

          Prior to the formation of the Company, as discussed in Note 1, Hicksgas filed a consolidated Federal income tax return and Illinois and Indiana income tax returns on an individual company basis. Hicksgas is no longer subject to federal and state tax examinations by the tax authorities for tax years ended before June 30, 2007.

          In the accompanying statements of operations, income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus the change during the period in deferred tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No valuation allowance has been provided against the deferred tax assets.

          Hicksgas followed the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. Hicksgas recognized no increase in the liability for unrecognized tax benefits in the years ending June 30, 2010, 2009 or 2008. Hicksgas had no tax position at June 30, 2010, or 2009 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Hicksgas recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. Hicksgas had no accruals for interest and penalties at June 30, 2010 or 2009.

          Due to the election by Hicksgas for S Corporation status on July 1, 2010, (see Note 1), the recorded deferred tax assets and liabilities as of June 30, 2010 were reversed during the three months ended September 30, 2010. The Company's shareholders assumed the obligation for any recapture income taxes and built-in gain taxes. Therefore, as these obligations were not assumed by NGL Energy, the obligations, if any, are not reflected herein.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Derivative Instruments and Hedging Activities

          The Company uses commodity option contracts and swap agreements to reduce the risk of market price fluctuation on certain company-owned inventories, fixed price purchase commitments, and fixed price sales commitments. Under this risk management strategy, realized gains and losses on derivative instruments will typically offset losses or gains on the physical transaction once the product is sold. In addition, the Company has entered into interest rate swaps to reduce the risk of interest rate fluctuations. All of the Company's derivative instruments are reported on the statement of position at fair value. In the course of normal operations, the Company also routinely enters into contracts such as forward priced physical contracts for the purchase or sale of inventories that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not use derivative instruments for speculative trading purposes.

          The Company does not account for any of the derivative instruments purchased as hedges. Changes in the fair value of commodity-related derivative instruments that do not meet the normal purchase and normal sale exemption are recorded within cost of products sold as they occur. Changes in the value of the interest rate derivatives are included in interest expense. The fair value of commodity derivatives are included in inventory.

Deferred Revenue and Customer Deposits

          The Company records customer advances on product purchases or prepayments of rentals as a liability in the consolidated balance sheets.

Note 3 — Recent Accounting Standards

          On July 1, 2009, the Financial Accounting Standards Board ("FASB") instituted a new referencing system, which codifies, but does not amend, previously existing nongovernmental GAAP. The FASB Accounting Standards Codification (the "Codification") is now the single authoritative source for GAAP. The Codification was intended to simplify user access to all authoritative GAAP by providing all authoritative literature in one place. Adoption of the Codification did not have a material impact on the Company's consolidated financial statements.

          During fiscal 2010, the Company adopted the updated GAAP rules for subsequent events. Under this update, management is required to evaluate subsequent events through the date that the financial statements are available to be issued and to disclose the date through which subsequent events are evaluated. The adoption of this standard does not change the Company's practices with respect to evaluating, recording, and disclosing subsequent events; therefore, adoption of this update had no impact on the Company's consolidated balance sheets or results of operations.

Note 4 — Acquisitions

          On May 12, 2008, the Company acquired the retail propane business of Service Gas of Cortland, Inc. ("Service Gas"). The total purchase price of the acquisition was approximately $4.6 million.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

          The following table presents the allocation of the acquisition costs to the assets acquired and liabilities assumed based on their fair values at the date of the acquisitions (amounts in thousands):

Accounts receivable	$532
Inventory	40
Property and equipment	2,542
Non-compete agreements (5-year life)	900
Customer relationships (15-year life)	389
Goodwill	170

Total assets acquired	$4,573

          The results of operations and related financial statements presented herein reflect the consummation of the acquisition of Service Gas for the period since acquisition through December 31, 2010. The purchase was made in order to expand the Company's retail propane business. The Company does not expect any of the goodwill related to the acquisition to be tax deductible. All goodwill acquired in the Service Gas transaction was allocated to the retail propane operating unit.

Note 5 — Property, Plant and Equipment

          Property, plant and equipment consist of the following (amounts in thousands):

		As of June 30,
	Estimated Useful Lives (Years)			As of September 30, 2010
		2010	2009
Retail propane equipment, tanks and vehicles	5 - 15	$33,299	$33,060	$33,188
Buildings and improvements	20 - 30	7,061	6,538	7,076
Land and other	N/A	1,784	1,751	1,784

		42,144	41,349	42,048
Less: Accumulated depreciation		25,022	24,537	25,117

Net property, plant and equipment		$17,122	$16,812	$16,931

Note 6 — Intangible Assets

          Intangible assets (all amortizable) consist of the following (amounts in thousands):

		As of June 30,
	Estimated Useful Lives (Years)			As of September 30, 2010
		2010	2009
Customer relationships	15	$931	$931	$931
Non-compete agreements	5	1,081	1,081	1,081

Total intangible assets		2,012	2,012	2,012
Less: Accumulated amortization		912	665	973

Net intangible assets		$1,100	$1,347	$1,039

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

          Future amortization expense is estimated to be approximately $242,000 per year for fiscal 2011-2012, $160,000 in fiscal 2013, $62,000 in fiscal 2014 and $53,000 in fiscal 2015.

Note 7 — Long-Term Debt

          The Company's long-term debt consists of the following (amounts in thousands):

			As of June 30,
		Final Maturity Date			As of September 30, 2010
	Interest Rate		2010	2009
Note payable to bank	Libor	2013	$6,071	$7,286	$5,768
Revolving line of credit	Libor	2013	—	—	—
Other notes payable, secured by various fixed assets	5.75% - 7.00%	2016	174	257	—

Total notes payable			6,245	7,543	5,768
Current maturities of long-term debt			—	—	—

Long-term debt — net of current maturities			$6,245	$7,543	$5,768

          The Company has granted a security interest in all of its assets.

          As of June 30, 2010, the Company has a revolving credit and term loan facility (the "Credit Agreement") of $8.0 million, all of which was available. The Credit Agreement contains various restrictive covenants including (i) restrictions on the incurrence of additional indebtedness, and (ii) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. The Credit Agreement also requires the Company to meet certain financial covenants including (a) leverage ratio, (b) fixed charge coverage ratio and (c) tangible net worth. Substantially all of the Company's long-term debt was paid and cancelled in connection with the contribution to NGL Energy using funds advanced under NGL Energy's credit facility. Therefore, such amounts are classified as long-term debt in the consolidated balance sheets.

          The Company has an outstanding letter of credit in the amount of $699,000 and $681,000 as of June 30, 2010 and 2009, respectively ($699,000 at September 30, 2010). The letter of credit expires each June 30 but is automatically extended unless cancelled 180 days in advance of the expiration date. The Company pays a monthly fee at an annual rate of 2.25 percent on the outstanding letter of credit balance.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Note 8 — Income Taxes

          The provision for income taxes consists of the following (amounts in thousands). All of the Company's operations are located in the United States.

	Audited For the Year Ended June 30,			Unaudited For the Three Months Ended September 30,
	2010	2009	2008	2010	2009
Current provision
Federal	$637	$1,205	$695	$—	$—
State	88	166	96	—	—
Deferred provision
Federal	66	535	147	—	(297)
State	9	74	20	—	(43)
Reversal of deferred tax liability	—	—	—	(1,845)	—

Total income tax provision (benefit)	$800	$1,980	$958	$(1,845)	$(340)

          The Company's effective tax rate differs from the Federal statutory rate due primarily to the effect of state income taxes.

Note 9 — Related Party Transactions

          The Hicksgas shareholders also have controlling interests in various other related companies which are not included in these consolidated financial statements. The Company makes sales of propane and propane delivery vehicles to related companies and charges corporate operating and general and administrative expenses to related parties.

          A summary of the related party balances at period end and activities for the periods included in these consolidated financial statements is as follows (amounts in thousands):

	Audited For the Year Ended June 30,			Unaudited For the Three Months Ended September 30,
	2010	2009	2008	2010	2009
Accounts receivable	$1,460	$1,188	$1,240	$1,108	$844
Accounts payable	1	2	2	2	9
Sales	11,938	13,176	15,371	1,699	7,381
General and administrative expense	1,453	1,363	1,381	572	740
Rent expense	25	25	25	6	6

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

Note 10 — Commitments and Contingencies

Environmental Matters

          The Company's operations are subject to extensive Federal, state and local environmental laws and regulations that could require expenditures for remediation of operating facilities. Although management believes the Company's operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the propane distribution, terminal and storage business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations or prior operations, could result in substantial costs and liabilities. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the Company's business.

Sales and Purchase Contracts

          The Company has entered into sales and purchase contracts for propane to be delivered in future periods. These contracts require that the parties physically settle the transactions with propane inventory. At June 30, 2010, the Company had outstanding sales contracts of approximately $9.8 million and outstanding purchase contracts of approximately $15.1 million. These contracts have terms that expire at various dates through March 2011.

Litigation

          The Company is involved in claims and legal actions arising in the ordinary course of business. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position and results of operations.

Note 11 — Fair Value of Financial Instruments

          For cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other payables and long-term debt, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments or the varying interest rates (considered to be Level 1).

          The Company has entered into two interest rate swap agreements to hedge the risk of interest rate fluctuations on its long term debt. These agreements convert a portion of the Company's floating rate bank debt into fixed rate debt on notional amounts of $4.0 million and $8.5 million and end on March 14, 2011 and June 30, 2013, respectively. The notional amounts of derivative instruments do not represent actual amounts exchanged between the parties, but instead represent amounts on which the contracts are based. The floating interest rate payments under these swaps are based on three-month LIBOR rates.

          The Company, in order to hedge the risk of propane price fluctuations, enters into propane put and call option contracts as well as swap agreements.

THE BUSINESSES OF HICKS OILS & HICKSGAS, INCORPORATED
CONTRIBUTED TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements — (Continued)
For the Years June 30, 2010, 2009 and 2008 (audited)
and For the Three Months Ended September 30, 2010 and 2009 (unaudited)

          These derivative financial instruments are recorded at fair value. The Company does not account for the derivative financial instruments as hedges. The fair value of the Company's derivative instruments as of June 30, 2010 and 2009 (all Level 2 fair value measurements) is as follows (amounts in thousands):

	Assets				Liabilities
		Fair Value				Fair Value
		June 30,				June 30,
	Balance Sheet Location			September 30, 2010	Balance Sheet Location			September 30, 2010
Type of Contract		2010	2009			2010	2009
Commodity contracts	Inventory	$(72)	$94	$28	N/A	$—	$—	$—
Interest rate contracts	N/A	—	—	—	Derivative Financial Instruments Long-term	202	265	517
Interest rate contracts	N/A	—	—	—	Derivative Financial Instruments Short-term	344	418	—

Total derivatives		$(72)	$94	$28		$546	$683	$517

          Gains (losses) recognized on derivative financial instruments for the years ended June 30, 2010, 2009 and 2008 and the three months ended September 30, 2010 and 2009 are as follows (amounts in thousands):

		Year Ended June 30,			Three Months Ended September 30,
Derivatives not designated as hedging instruments	Recognized in	2010	2009	2008	2010	2009
Interest rate contracts	Interest expense	$137	$(441)	$(306)	$29	$(16)
Commodity contracts	Cost of sales	593	(459)	168	56	177

Total		$730	$(900)	$(138)	$85	$161

Note 12 — Employee Benefits

          The Company sponsors a 401(k) defined contribution plan for the benefit of its employees. The plan allows eligible employees to contribute a portion of their income to such plan subject to limitations established by law. The Company may make discretionary contributions to the plan to be allocated to plan participants. For the years ended June 30, 2010, 2009, and 2008, the Company recorded expenses of $124,000, $120,000 and $111,000, respectively, ($28,000 and $27,000 for the three months ended September 30, 2010 and 2009, respectively).

          The Company also has a shared-funded plan for group health insurance benefits. Under the Plan, the Company is responsible for actual claims up to an individual stop-loss limit of $100,000 for the years ended June 30, 2010 and 2009. An estimated liability for incurred by unreported claims of $361,000 and $426,000 as of June 30, 2010, and 2009, respectively, and $255,000 as of September 30, 2010 is included in the consolidated balance sheets.

Note 13 — Subsequent Events

          Management has evaluated subsequent events through February 11, 2011.

Report of Independent Certified Public Accountants

          '>

Partners
NGL Energy Partners LP

          We have audited the accompanying consolidated balance sheets of the businesses of Hicksgas Gifford, Inc. sold to NGL Energy Partners LP (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in net investment and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/    GRANT THORNTON LLP

Tulsa, Oklahoma
February 11, 2011

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Consolidated Balance Sheets
(U.S. Dollars in Thousands)

	Audited as of December 31,
			Unaudited as of September 30, 2010
	2009	2008
ASSETS
CURRENT ASSETS:
Accounts receivable, net of allowance for doubtful accounts of $151 and $166, respectively, and $138	$1,749	$2,289	$1,056
Accounts receivable from related parties	38	193	2
Inventories	866	714	1,013
Other current assets	47	9	3

Total current assets	2,700	3,205	2,074
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $7,553 and $7,572, respectively, and $7,568	3,982	3,939	4,108
GOODWILL	457	457	457
INTANGIBLE ASSETS, net of accumulated amortization of $250 and $218, respectively, and $273	293	325	270

Total assets	$7,432	$7,926	$6,909

LIABILITIES AND NET INVESTMENT
CURRENT LIABILITIES:
Trade accounts payable	$65	$130	$77
Accounts payable to related parties	2,434	2,179	1,395
Accrued expenses and other payables	333	423	390
Deferred revenue and customer deposits	2,561	2,869	3,553

Total current liabilities	5,393	5,601	5,415
COMMITMENTS AND CONTINGENCIES
NET INVESTMENT	2,039	2,325	1,494

Total liabilities and net investment	$7,432	$7,926	$6,909

The accompanying notes are an integral part of these consolidated financial statements.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Consolidated Statements of Operations and Changes in Net Investment
(U.S. Dollars in Thousands)

	Audited For The Year Ended December 31,			Unaudited For The Nine Months Ended September 30,
	2009	2008	2007	2010	2009
REVENUES:
Propane sales	$18,160	$22,448	$17,423	$10,942	$11,877
Equipment rentals	1,091	1,134	1,086	855	847
Other operating revenues	526	497	398	440	351

Total Revenues	19,777	24,079	18,907	12,237	13,075

COST OF SALES:
Propane sales	11,714	15,184	12,220	7,136	7,169
Other	512	450	422	376	366

Total Cost of Sales	12,226	15,634	12,642	7,512	7,535

Gross Margin	7,551	8,445	6,265	4,725	5,540
OPERATING COSTS AND EXPENSES:
Operating and general and administrative	4,871	4,859	4,311	4,184	3,907
Depreciation and amortization	545	574	630	236	257

Operating Income	2,135	3,012	1,324	305	1,376
OTHER INCOME (EXPENSE):
Interest income	101	142	103	75	86
Interest expense	(2)	(6)	(12)	(5)	—
Other, net	34	49	30	21	24

Net Income	2,268	3,197	1,445	396	1,486
Net Investment, beginning of period	2,325	3,042	3,332	2,039	2,325
Distributions to parent	(2,554)	(3,914)	(1,735)	(941)	(1,997)

Net Investment, end of period	$2,039	$2,325	$3,042	$1,494	$1,814

The accompanying notes are an integral part of these consolidated financial statements.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Consolidated Statements of Cash Flows
(U.S. Dollars in Thousands)

	Audited For The Year Ended December 31,			Unaudited For The Nine Months Ended September 30,
	2009	2008	2007	2010	2009
OPERATING ACTIVITIES:
Net income	$2,268	$3,197	$1,445	$396	$1,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	545	574	630	236	257
(Gain) loss on sale of assets	(46)	(46)	2	(10)	—
Changes in operating assets and liabilities —
Accounts receivable	695	(282)	(735)	729	1,367
Inventories	(152)	4	(72)	(147)	(103)
Other current assets	(38)	—	(1)	44	9
Accounts payable	190	3	801	(1,027)	(1,365)
Accrued expenses and other payables	(90)	122	33	57	(85)
Deferred revenue and customer deposits	(308)	685	5	992	684

Net cash provided by operating activities	3,064	4,257	2,108	1,270	2,250

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(625)	(438)	(763)	(379)	(323)
Proceeds from sales of assets	115	96	110	50	70
Collections on notes receivable	—	219	500	—	—

Net cash used in investing activities	(510)	(123)	(153)	(329)	(253)

FINANCING ACTIVITIES:
Payments on long-term debt	—	(220)	(220)	—	—
Distributions	(2,554)	(3,914)	(1,735)	(941)	(1,997)

Net cash used in financing activities	(2,554)	(4,134)	(1,955)	(941)	(1,997)

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited)

Note 1 — Nature of Operations and Organization

          Hicksgas Gifford, Inc. ("the Company") was organized in Indiana on December 4, 1975 as a retail propane business, with operations in Illinois and Indiana.

          On October 14, 2010, the Company entered into an agreement to sell substantially all of its assets other than cash and cash equivalents to NGL Energy Partners LP ("NGL Energy") in exchange for $15.5 million and assumption of all liabilities included in these consolidated financial statements (see Note 10).

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

          The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Pekin Hicksgas, Inc., associated with the businesses sold to NGL Energy. All significant intercompany transactions have been eliminated in consolidation.

          All information contained herein related to the nine months ended September 30, 2010 and 2009 is unaudited. The unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim consolidated financial information. The consolidated interim financial statements include all adjustments considered necessary for a fair presentation of the financial position and results of operations for the interim periods presented. Such adjustments consist only of normal recurring items, unless otherwise disclosed herein. The Company believes that the disclosures made are adequate to make the information not misleading. Due to the seasonal nature of the Company's operations, the results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

Estimates

          The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs. These estimates are based on management's knowledge of current events, historical experience and various other assumptions that they believe to be reasonable under the circumstances.

          Critical estimates made in the preparation of these financial statements include the collectability of accounts receivable; the recoverability of inventories; useful lives and recoverability of property, plant equipment and amortized intangible assets; the impairment of goodwill; accruals for various commitments and contingencies; and allocations of corporate level expenses, among others. Although management believes these estimates are reasonable, actual results could differ from the estimates.

Fair Value Measurements

          The Company applies fair value measurements to certain assets and liabilities, principally assets and liabilities acquired in a business combination. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

inherent in valuation techniques and inputs to valuations. This includes not only the credit standing of counterparties and credit enhancements but also the impact of the Company's own nonperformance risk on its liabilities. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability (the market for which the reporting entity would be able to maximize the amount received or minimize the amount paid).

          Management uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

  •
  Level 1 — Quotes prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means.

  •
  Level 3 — Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. The Company did not have any assets or liabilities measured at fair value categorized as Level 3 at December 31, 2009 or 2008 or September 30, 2010.

          The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Revenue Recognition

          The Company's revenue is primarily generated by the sale of propane, propane-related appliances, parts and fittings in the United States, rental of equipment and by services provided to its customers.

          The Company accrues revenues from propane and propane-related sales at the time title to the product transfers to the purchaser, which typically occurs upon receipt of the product by the purchaser or installation of the appliance. The Company records service revenues at the time the service is performed and tank and other rentals over the term of the lease. The Company records product purchases at the time title to the product transfers to the Company, which typically occurs upon receipt of the product. Revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, are presented on a net basis.

Cost of Sales

          "Cost of Sales" includes all costs incurred to acquire propane, including the costs of purchasing, terminalling, and storing inventory prior to delivery to the customer, as well as any costs related to the sale of propane appliances and equipment. Cost of sales does not include any depreciation or amortization of property, plant and equipment or intangible assets. Depreciation and amortization is separately classified in the consolidated statements of operations.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

Operating and General and Administrative Expenses

          "Operating and General and Administrative Expenses" include costs of personnel, vehicles, delivery, handling, plants, district offices, selling, marketing, credit and collections and other functions related to the retail distribution of propane and related equipment and supplies and the direct and allocated expenses of personnel, executives, corporate office locations and other functions related to centralized corporate and overhead activities (see Note 9).

Advertising Costs

          The Company expenses advertising costs as incurred. The total advertising expense for the years ended December 31, 2009, 2008 and 2007 was $107,000, $102,000, and $89,000, respectively, ($110,000 and $80,000 for the nine months ended September 30, 2010 and 2009).

Cash and Cash Equivalents

          The accompanying consolidated financial statements do not include cash and cash equivalents as such assets were not included in the assets sold to NGL Energy. In the statements of cash flows, the net change in cash from the Company's operating, investing and financing activities are reflected as "distributions," resulting in no ending cash balances and no changes in cash during the periods.

          Supplemental cash flow information (amounts in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010	2009
Interest paid	$2	$10	$16	$—	$—

Accounts Receivable and Concentration of Credit Risk

          The Company grants credit to customers for the purchase of propane and propane-related products. Accounts receivable are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Unpaid and past due accounts receivable bear interest at 1.5% per month.

          The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the uncollectible amounts. Management individually reviews past due accounts receivable balances and provides a specific reserve based on an assessment of current customer creditworthiness. Management also provides a general allowance amount for accounts not currently delinquent.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

          Changes in the allowance for doubtful accounts during the periods indicated are as follows (amounts in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2008	2007	2010
Allowance for doubtful accounts, beginning of period	$166	$163	$122	$151
Bad debt provision	164	100	55	12
Write off of uncollectible accounts	(179)	(97)	(14)	(25)

Allowance for doubtful accounts, end of period	$151	$166	$163	$138

          For the years ended December 31, 2009, 2008 and 2007, no individual customer accounted for more than 10% of the Company's consolidated revenues. The Company purchases 100% of its propane supply from a related party (see Note 9).

Inventories

          The Company's inventories consist primarily of propane, valued at cost determined using the last-in, first-out (LIFO) method. Cost includes the cost of transportation and storage. Parts and supplies inventories are carried at the lower of cost or market, with cost determined using the first-in, first-out method (FIFO).

          Inventories consisted of the following (amounts in thousands):

	December 31,
			September 30, 2010
	2009	2008
Propane	$565	$424	$630
Parts and supplies	301	290	383

Total	$866	$714	$1,013

          If the propane inventories had been valued by FIFO instead of the LIFO method, inventories would have been approximately $158,000 and $112,000 higher at December 31, 2009 and 2008, respectively, and $119,000 higher at September 30, 2010. There were no significant LIFO liquidations during any of the periods presented.

Property, Plant and Equipment, Depreciation and Impairments

          Property, plant and equipment are stated at cost, less accumulated depreciation. Acquisitions and improvements are capitalized, and maintenance and repairs are expensed as incurred. When the Company disposes of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other income. Depreciation expense is computed primarily using the straight-line method over the useful lives (see Note 4).

          The Company evaluates the carrying value of its long-lived assets for potential impairment when events and circumstances warrant such a review. A long-lived asset is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets is less than its carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

fair value of the assets. No impairments of long-lived assets were recorded for the years ended December 31, 2009, 2008 and 2007 or the nine months ended September 30, 2010 and 2009.

Intangible Assets

          The Company's identifiable intangible assets consist primarily of customer lists, customer relationships and covenants not to compete acquired in business combinations. The Company capitalizes acquired intangible assets if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of an intent to do so.

          Intangible assets with estimable useful lives are amortized over their respective useful lives on a straight-line basis to their estimated residual values, and reviewed for impairment annually (see Note 5).

Goodwill

          Goodwill represents the excess of cost over the fair value of net assets of acquired businesses. There were no significant changes to recorded goodwill during the three year period ended December 31, 2009 or during the nine months ended September 30, 2010.

          The Company evaluates goodwill for impairment annually or when events or circumstances occur indicating that goodwill might be impaired. The Company performs this impairment testing at year end.

          The annual impairment assessment of goodwill is a two-step process:

  •
  In step 1 of the goodwill impairment test, the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

  •
  In step 2 of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

          The Company utilizes the market approach in determining the fair value of the individual reporting unit. The market approach considers forecasted discounted future cash flows and a terminal value which applies a market multiple to adjusted cash flows. Based upon this analysis, the Company concluded that the fair value of the reporting units exceeded the carrying value and therefore step 2 of goodwill impairment testing was not required for any of the periods presented.

          Estimates and assumptions used to perform the impairment testing are inherently uncertain and can significantly affect the outcome of the impairment test. The estimates and assumptions we used in the annual assessment for impairment of goodwill included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates.

Asset Retirement Obligations

          The Company records the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

assets are placed into service if the Company can reasonably estimate such retirement obligations. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, the Company also recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

          The Company has determined that it is obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. However, the Company is not able to reasonably measure the fair value of the asset retirement obligations as of December 31, 2009 or 2008 or September 30, 2010 because the settlement dates were indeterminable. An asset retirement obligation will be recorded in the periods the Company can reasonably determine the settlement dates.

Income Taxes

          The Company, with the consent of its stockholders, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code on January 1, 2005. The stockholders are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying consolidated financial statements. The Company files information income tax returns for U.S. and state jurisdictions. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years prior to 2006 (see Note 10).

Deferred Revenues and Customer Deposits

          The Company records customer advances and deposits on product purchases as a liability in the consolidated balance sheets.

Note 3 — Recent Accounting Standards

          On July 1, 2009, the Financial Accounting Standards Board ("FASB") instituted a new referencing system, which codifies, but does not amend, previously existing nongovernmental GAAP. The FASB Accounting Standards Codification (the "Codification") is now the single authoritative source for GAAP. The Codification was intended to simplify user access to all authoritative GAAP by providing all authoritative literature in one place. Adoption of the Codification did not have a material impact on the Company's consolidated financial statements.

          During 2009, the Company adopted the updated GAAP rules for subsequent events. Under this update, management is required to evaluate subsequent events through the date that the consolidated financial statements are available to be issued and to disclose the date through which subsequent events are evaluated. The adoption of this standard does not change the Company's practices with respect to evaluating, recording, and disclosing subsequent events; therefore, adoption of this update had no impact on the Company's consolidated balance sheets or statements of results of operations.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

Note 4 — Property, Plant and Equipment

          Property, plant and equipment consist of the following at the indicated dates (amounts in thousands):

		December 31,
	Estimated Useful Lives (Years)			September 30, 2010
		2009	2008
Retail propane equipment, tanks and vehicles	5 - 20	$10,244	$10,227	$10,385
Buildings and improvements	20 - 40	1,032	1,025	1,032
Land and other	N/A	259	259	259

		11,535	11,511	11,676
Less: Accumulated depreciation		7,553	7,572	7,568

Net property, plant and equipment		$3,982	$3,939	$4,108

Note 5 — Intangible Assets

          Intangible assets (all amortizable) consist of the following (amounts in thousands):

		December 31,
	Estimated Useful Lives (Years)			September 30, 2010
		2009	2008
Customer lists	15	$95	$95	$95
Customer relationships	15	277	277	277
Non-compete agreements	5	171	171	171

Total intangible assets		543	543	543
Less: Accumulated amortization		250	218	273

Net intangible assets		$293	$325	$270

          Future amortization expense is estimated to be approximately $26,000 per year for 2010 through 2014.

Note 6 — Commitments and Contingencies

Environmental Matters

          The Company's operations are subject to extensive Federal, state and local environmental laws and regulations that could require expenditures for remediation of operating facilities. Although management believes the Company's operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the propane distribution, terminal and storage business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations or prior operations, could result in substantial costs and liabilities. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the Company's business.

THE BUSINESSES OF HICKSGAS GIFFORD, INC.
SOLD TO NGL ENERGY PARTNERS LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007 (audited)
For the Nine Months Ended September 30, 2010 and 2009 (unaudited) — (Continued)

Sales and Purchase Contracts

          The Company has entered into sales contracts for propane to be delivered in future periods. These contracts require that the parties physically settle the transactions. At December 31, 2009, the Company had outstanding sales contracts of approximately $2.0 million that expired at various dates through March 31, 2010.

Litigation

          The Company is involved in claims and legal actions arising in the ordinary course of business. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position and results of operations.

Note 7 — Fair Value of Financial Instruments

          For cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other payables, the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of the instruments (considered to be Level 1). The Company has no assets or liabilities that are required to be recorded on the basis of fair value.

Note 8 — Employee Benefits

          The Company sponsors a 401(k) defined contribution plan for the benefit of its employees. The plan allows eligible employees to contribute a portion of their income to such plan subject to limitations established by law. The Company may make discretionary contributions to the plan to be allocated to plan participants. For the years ended December 31, 2009, 2008 and 2007, the Company recorded expenses of $31,000, $30,000 and $27,000, respectively.

Note 9 — Related Party Transactions

          The Company's shareholders also have controlling interests in various other related companies which are not included in these consolidated financial statements. The Company purchases propane and receives an allocation of certain general and administrative expenses from a related party.

          A summary of the related party activities included in these consolidated financial statements are as follows (amounts in thousands):

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2009	2008	2007	2010	2009
Purchases	$12,338	$15,793	$12,571	$7,448	$7,311
Allocated general and administrative expenses	1,223	1,139	1,035	606	905
Rent expense	25	25	25	19	19

Note 10 — Subsequent Events

          Management has evaluated subsequent events through February 11, 2011.

          The sale of the Company's assets to NGL Energy in October 2010 results in the incurrence of a built-in gain tax related to the Subchapter S election in 2005 that management had not recorded as such payment was not considered more likely than not. This tax obligation was realized only upon the sale of the Company's businesses to NGL Energy in October 2010. NGL Energy did not assume this obligation in the Combination. Rather, the Company's shareholders assumed the obligation to pay such tax. Since this obligation was not assumed by NGL Energy, it is not reflected in the financial statements for the nine months ended September 30, 2010.

APPENDIX A

Second Amended and Restated Agreement of Limited Partnership of NGL Energy Partners LP

To be filed by amendment.

NGL Energy Partners LP

         Common Units
Representing Limited Partner Interests

PROSPECTUS

                            , 2011

Through and including                                       , 2011 (25 days after the commencement of this offering) all dealers that effect transactions in these common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II
Information required in the registration statement

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee		$9,813.35
FINRA filing fee		8,952.50
Printing and engraving expenses		*
Legal counsel fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
NYSE listing fee		*
Miscellaneous		*

Total	$

*
To be provided by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

NGL Energy Partners LP

          Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware LP Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement — Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

          Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of our general partner or any departing general partner;

  •
  any person who is or was a manager, managing member, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

  •
  any person who is or was serving as a manager, managing member, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

  •
  any person who controls our general partner or any departing general partner; and

  •
  any person designated by our general partner.

          Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

          The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which has been filed as an exhibit to this registration statement, provides for indemnification of our general partner, our general partner's directors and certain of our general partner's officers, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

NGL Energy Holdings LLC

          Section 18-108 of the Delaware Limited Liability Company Act, or the Delaware LLC Act, provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of NGL Energy Holdings LLC, our general partner, provides that our general partner shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of our general partner, or is or was serving at the request of our general partner as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an "indemnitee"), against expenses (including reasonable attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnitee in connection with such action, suit or proceeding to the full extent permitted by the Delaware LLC Act, upon such determination having been made as to such indemnitee's good faith and conduct as is required by the Delaware LLC Act. The limited liability company agreement of our general partner also provides that expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by our general partner in advance of the final disposition of such action, suit or proceeding to the extent, if any, authorized by our general partner's sole member in accordance with the provisions of the Delaware LLC Act, upon receipt of an undertaking by or on behalf of the indemnitee to repay such amount unless it shall ultimately be determined that indemnitee is entitled to be indemnified by our general partner. Officers, directors and affiliates of our general partner are also indemnified by us, as described above.

          Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

          On October 14, 2010 and in connection with its formation, NGL Energy Partners LP issued securities in the following transactions, in each case, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended: (i) the issuance of a 0.1% general partner interest to Silverthorne Energy Holdings LLC for $1, (ii) the issuance of an aggregate 1,272,288 common units and a cash payment in the aggregate amount of approximately $40,000,000 to the members of NGL Supply, LLC and the assumption of certain existing indebtedness of NGL Supply, all in exchange for 100% of the membership interests in NGL Supply, LLC, (iii) the issuance of 247,069 common units to Krim2010, LLC for $4,941,391, (iv) the issuance of 137,261 common units to Infrastructure Capital Management, LLC for $2,745,217, (v) the issuance of 164,713 common units to Atkinson Investors, LLC for $3,294,261 and (vi) the issuance of 1,116,300 common units and a cash payment of approximately $1,628,000 to Hicks Oils & Hicksgas, Incorporated, or HOH, and the assumption of certain existing indebtedness of HOH and its affiliates, all in exchange for 100% of the membership interests in Hicksgas LLC.

          There have been no other sales of unregistered securities within the past three years.

ITEM 16.    EXHIBITS.

          The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
2.1*	—
Contribution, Purchase and Sale Agreement dated as of September 30, 2010 by and among Hicks Oils & Hicksgas, Incorporated, Hicksgas Gifford, Inc., Gifford Holdings, Inc., NGL Supply, Inc., NGL Holdings, Inc., the other stockholders of NGL Supply, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, Silverthorne Energy Holdings LLC and Silverthorne Energy Partners LP
3.1*	—	Certificate of Limited Partnership of NGL Energy Partners LP
3.2*	—	Form of Second Amended and Restated Agreement of Limited Partnership of NGL Energy Partners LP (contained in Appendix A to the prospectus included in this registration statement)
3.3*	—	Certificate of Formation of NGL Energy Holdings LLC
3.4*	—	First Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC
5.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered
8.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP relating to tax matters
10.1*	—
Credit Agreement dated October 14, 2010 by and among Silverthorne Operating LLC, NGL Supply, LLC, Hicksgas, LLC, NGL Supply Retail, LLC, NGL Supply Wholesale, LLC, and NGL Supply Terminal Company, LLC, as joint and several borrowers, Silverthorne Energy Partners LP and certain subsidiaries of Silverthorne Energy Partners LP as guarantors, each of the financial institutions party thereto, Wells Fargo Bank, National Association, as agent for the financial institutions, and Wells Fargo Securities LLC, BNP Paribas Securities Corp. and Harris N.A. as joint lead arrangers and bookrunners
10.2*	—
Waiver and First Amendment to Credit Agreement and Pledge and Security Agreement dated January 27, 2011 by and among Silverthorne Energy Partners LP, Silverthorne Operating LLC and certain of its subsidiaries, Wells Fargo Bank, National Association, and the lenders party thereto
10.3*	—	Long Term Propane Supply Agreement by and among Phillips Petroleum Company, Phillips Pipe Line Company and NGL Supply, Inc. dated November 7, 2002
10.4*	—	First Amendment to Long Term Propane Supply Agreement dated November 22, 2002 by and among Phillips Petroleum Company, Phillips Pipe Line Company and NGL Supply, Inc.
10.5*	—	Second Amendment to Long Term Propane Supply Agreement dated July 1, 2006 by and among ConocoPhillips Company, ConocoPhillips Pipe Line Company and NGL Supply, Inc.
10.6*	—	Assignment dated July 30, 2007 among ConocoPhillips Company, ConocoPhillips Pipe Line Company, NGL Supply, Inc. and NGL Supply Wholesale, LLC
10.7*	—	Storage Space Agreement by and between Phillips Petroleum Company and NGL Supply, Inc. dated November 7, 2002
10.8*	—	NGL Energy Partners LP 2011 Long-Term Incentive Plan

Exhibit Number		Description
10.9*	—	Letter Agreement among Silverthorne Energy Holdings LLC, Shawn W. Coady and Todd M. Coady dated October 14, 2010
21.1*	—	List of Subsidiaries of NGL Energy Partners LP
23.1	—	Consent of BDO USA, LLP
23.2	—	Consent of Grant Thornton LLP
23.3	—	Consent of Grant Thornton LLP
23.4*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1)
23.5*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment

ITEM 17.    UNDERTAKINGS.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on February 11, 2011.

NGL ENERGY PARTNERS LP
By:	NGL Energy Holdings LLC, its general partner
By:	/s/ H. MICHAEL KRIMBILL H. Michael Krimbill Chief Executive Officer

          Each person whose signature appears below appoints H. Michael Krimbill and Craig S. Jones, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ H. MICHAEL KRIMBILL H. Michael Krimbill	Chief Executive Officer and Director (Principal Executive Officer)	February 11, 2011
/s/ CRAIG S. JONES Craig S. Jones	Chief Financial Officer (Principal Financial Officer)	February 11, 2011
/s/ SHARRA STRAIGHT Sharra Straight	Vice President and Comptroller (Principal Accounting Officer)	February 11, 2011
/s/ SHAWN W. COADY Shawn W. Coady	Director	February 11, 2011
/s/ WILLIAM A. ZARTLER William A. Zartler	Director	February 11, 2011

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
2.1*	—
Contribution, Purchase and Sale Agreement dated as of September 30, 2010 by and among Hicks Oils & Hicksgas, Incorporated, Hicksgas Gifford, Inc., Gifford Holdings, Inc., NGL Supply, Inc., NGL Holdings, Inc., the other stockholders of NGL Supply, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, Silverthorne Energy Holdings LLC and Silverthorne Energy Partners LP
3.1*	—	Certificate of Limited Partnership of NGL Energy Partners LP
3.2*	—	Form of Second Amended and Restated Agreement of Limited Partnership of NGL Energy Partners LP (contained in Appendix A to the prospectus included in this registration statement)
3.3*	—	Certificate of Formation of NGL Energy Holdings LLC
3.4*	—	First Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC
5.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered
8.1*	—	Opinion of Akin Gump Strauss Hauer & Feld LLP relating to tax matters
10.1*	—
Credit Agreement dated October 14, 2010 by and among Silverthorne Operating LLC, NGL Supply, LLC, Hicksgas, LLC, NGL Supply Retail, LLC, NGL Supply Wholesale, LLC, and NGL Supply Terminal Company, LLC, as joint and several borrowers, Silverthorne Energy Partners LP and certain subsidiaries of Silverthorne Energy Partners LP as guarantors, each of the financial institutions party thereto, Wells Fargo Bank, National Association, as agent for the financial institutions, and Wells Fargo Securities LLC, BNP Paribas Securities Corp. and Harris N.A. as joint lead arrangers and bookrunners
10.2*	—
Waiver and First Amendment to Credit Agreement and Pledge and Security Agreement dated January 27, 2011 by and among Silverthorne Energy Partners LP, Silverthorne Operating LLC and certain of its subsidiaries, Wells Fargo Bank, National Association, and the lenders party thereto
10.3*	—	Long Term Propane Supply Agreement by and among Phillips Petroleum Company, Phillips Pipe Line Company and NGL Supply, Inc. dated November 7, 2002
10.4*	—	First Amendment to Long Term Propane Supply Agreement dated November 22, 2002 by and among Phillips Petroleum Company, Phillips Pipe Line Company and NGL Supply, Inc.
10.5*	—	Second Amendment to Long Term Propane Supply Agreement dated July 1, 2006 by and among ConocoPhillips Company, ConocoPhillips Pipe Line Company and NGL Supply, Inc.
10.6*	—	Assignment dated July 30, 2007 among ConocoPhillips Company, ConocoPhillips Pipe Line Company, NGL Supply, Inc. and NGL Supply Wholesale, LLC
10.7*	—	Storage Space Agreement by and between Phillips Petroleum Company and NGL Supply, Inc. dated November 7, 2002
10.8*	—	NGL Energy Partners LP 2011 Long-Term Incentive Plan
10.9*	—	Letter Agreement among Silverthorne Energy Holdings LLC, Shawn W. Coady and Todd M. Coady dated October 14, 2010
21.1*	—	List of Subsidiaries of NGL Energy Partners LP
23.1	—	Consent of BDO USA, LLP

Exhibit Number		Description
23.2	—	Consent of Grant Thornton LLP
23.3	—	Consent of Grant Thornton LLP
23.4*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1)
23.5*	—	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment